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Filed Pursuant to Rule 424(b)(3)
Registration Number 333-106170

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 3, 2003)

Bluewater Finance Limited

Offer to Exchange All Outstanding
10 1/4% Senior Notes due 2012
Fully and Unconditionally Guaranteed on a Senior Subordinated Basis
by Aurelia Energy N.V. and its Subsidiaries
(U.S.$75,000,000 aggregate principal amount outstanding)
for
10 1/4% Senior Notes due 2012
Fully and Unconditionally Guaranteed on a Senior Subordinated Basis
by Aurelia Energy N.V. and its Subsidiaries

        Attached hereto are those sections of our Form 6-K relating to our financial results for the six-month and three-month periods ended June 30, 2003. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated July 3, 2003, with respect to our 10 1/4% Senior Notes due 2012, including any amendments or supplements thereto.

        You should carefully review the Risk Factors beginning on page 23 of the accompanying Prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 28, 2003.

CERTAIN DEFINITIONS

        We have prepared this prospectus supplement using a number of conventions, which you should consider when reading the information contained herein. When we use the terms "we", "us", "our" and words of similar import, we are referring to Aurelia Energy N.V., itself, or to Aurelia Energy N.V. and its consolidated subsidiaries, as the context requires.

        References to "dollars", "U.S. dollars" and "U.S.$" are to the currency of the United States, references to "euro" and "€" are to the single currency of the member states of the European Communities that have adopted the euro as their lawful currency under the legislation of the European Community relating to the Economic and Monetary Union and references to "£" and "sterling" are to the currency of the United Kingdom. In this prospectus supplement, we have translated certain euro amounts into U.S. dollars at exchange rates of €1.00 to U.S.$1.0485 and €1.00 to U.S.$1.1502, which were the noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002 and June 30, 2003, respectively, and we have translated certain sterling amounts into U.S. dollars at exchange rates of £1.00 to U.S.$1.6095 and £1.00 to U.S.$1.6529, which were the noon buying rates in New York City for cable transfers in those foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002 and June 30, 2003, respectively, in each case, solely for the convenience of the reader. You should not construe these translations as representations that the euro or sterling amounts actually represent such U.S. dollar amounts or that we could convert these amounts into U.S. dollars at the rates indicated. On August 27, 2003 the applicable noon buying rates were €1.00 to U.S.$1.0906 and £1.00 to U.S.$1.5746.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement includes forward-looking statements within the meaning of, and which have been made pursuant to, the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this prospectus supplement, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate, and any statements preceded by, followed by or that include the words "believe", "expect", "aim", "intend", "will", "may", "anticipate", "seek" or similar expressions or the negative thereof, are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

  •
  the level of oil reserves contained in the oil fields on which we operate our FPSOs and the performance of those fields in general;

  •
  levels of capital expenditures by the oil industry on offshore exploration and production activities;

  •
  our future capital needs;

  •
  our ability to enter into new service agreements for our FPSOs, including the Munin, upon the termination of their existing service agreements;

  •
  the extent and nature of, and the efficacy of measures that we have implemented to limit, the delays and cost overruns associated with our redeployment of the Glas Dowr;

  •
  the outcome of our discussions with tax authorities with respect to our internal restructuring and our 1997, 1998, 1999 and 2000 tax years;

  •
  our ability to manage currency risks;

  •
  our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate;

  •
  our ability to obtain, maintain and renew the permits and other governmental authorizations required to conduct our operations;

  •
  our liability for violations, known and unknown, under environmental laws;

  •
  our ability to complete existing and future projects on schedule and within budget;

  •
  our ability to comply with health and safety regulations at our facilities;

  •
  our ability to remain competitive and profitable;

  •
  the performance of oil companies to whom we contract our FPSOs;

  •
  the efficacy of modifications to our FPSOs;

  •
  our ability to compete in a competitive and changing marketplace;

  •
  our losses from operational hazards and uninsured risks;

  •
  our ability to minimize the downtime of FPSOs during periods of repair, maintenance, inclement weather and turnarounds;

  •
  our ability to protect our know-how and intellectual property;

  •
  the adverse impact of strikes, lock-outs and other industrial actions;

  •
  the possible extensions of our service agreements and certain of our material contracts;

  •
  our ability to tie-back additional oil fields that neighbor the oil fields on which our FPSOs operate; and

  •
  limitations on our operational flexibility arising under agreements governing our debt.

        These forward-looking statements speak only as of the date of this prospectus supplement. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement might not occur.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AURELIA ENERGY N.V.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	At June 30, 2003	At December 31, 2002
		(unaudited)	(audited)
		(in U.S.$ thousands)
ASSETS
Current assets
Cash and cash equivalents
Cash		12,587	22,576
Deposits		497	448

		13,084	23,024

Accounts receivable
Trade, net		65,321	27,963
Related party		93	89
Other receivables		7,530	4,716
Prepaid expenses		5,071	5,376

		78,015	38,144

Inventory
Work in process		2,717	11,789

		93,816	72,957

Non-current assets
Restricted deposits		85,326	82,491
Fixed assets
Tangible fixed assets, net	2
FPSOs		984,511	954,755
Other tangible fixed assets		63,669	64,030
Income tax receivable		2,608	1,368
Deferred income taxes	10	98,958	84,970
Debt arrangement fees		19,460	19,249

		1,254,532	1,206,863

		1,348,348	1,279,820

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AURELIA ENERGY N.V.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	At June 30, 2003	At December 31, 2002
		(unaudited)	(audited)
		(in U.S.$ thousands)
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
Accounts payable		16,300	21,554
Related party		125	125
Income taxes		1,740	1,871
Wage taxes and social security contributions		812	1,672
Other liabilities and accrued expenses		51,477	34,473
Billings in excess of cost and unrealized income		13,753	1,958

		84,207	61,653

Non-current liabilities
Long-term bank loans	3	264,567	324,733
10 1/4% Senior Notes due 2012	4	339,464	256,370
Long-term loan, related party	5	130,218	125,849
Tax lease benefits liability	6	41,686	39,395
Interest rate swaps		5,541	7,736
Pensions		4,337	3,893

		785,813	757,976

Shareholder's equity
Shares		170,000	170,000
Retained earnings		330,175	315,938
Accumulated other comprehensive income	9	(21,847)	(25,747)

		478,328	460,191

		1,348,348	1,279,820

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AURELIA ENERGY N.V.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

		For the six months ended June 30,		For the three months ended June 30,
	Note	2003	2002	2003	2002
		(in U.S.$ thousands except share and per share amounts)
Revenues	7	143,750	124,959	87,650	68,897

Operating expenses
Operations expenses	8	91,062	63,310	61,648	36,146
Selling, general and administrative expenses		5,514	5,232	3,083	2,690
Depreciation of tangible fixed assets		25,925	27,736	12,973	13,933
Other operating income		(2,016)	(1,424)	(1,023)	(1,027)

		120,485	94,854	76,681	51,742

Operating income		23,265	30,105	10,969	17,155

Financial income (expense)
Interest income		1,714	1,946	886	996
Interest expense		(22,962)	(23,926)	(11,859)	(13,634)
Currency exchange results		987	(261)	2,404	229

		(20,261)	(22,241)	(8,569)	(12,409)

Income before income taxes		3,004	7,864	2,400	4,746
Income taxes	10	(13,902)	(11,374)	(6,704)	(5,193)

Net income		16,906	19,238	9,104	9,939

Basic and diluted earnings per common share		124	141	67	73

Weighted average number of common shares outstanding		136,000	136,000	136,000	136,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AURELIA ENERGY N.V.

UNAUDITED INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	For the six months ended June 30,
	2003	2002
	(in U.S.$ thousands)
Net income	16,906	19,238
Depreciation of tangible fixed assets	25,925	27,736
Increase in deferred tax assets	(13,988)	(12,841)
Amortization of debt arrangement fees	1,271	336
Amortization of discount on 10 1/4% Senior Notes due 2012	192	(3,829)
Interest on long-term loan from related party	4,369	4,083
Change in pension provision	444	920
Tax effect on other comprehensive income	(769)	—
Addition provision for uncollectible accounts receivable	(36)	218
Change in operating assets and liabilities	(9,639)	16,204

Net cash provided by operating activities	24,675	52,065
Net cash used in investing activities	(55,320)	(40,531)
Proceeds from long term and short term loans from banks and third parties	166,426	588,900
Proceeds from issuance of 10 1/4% Senior Notes due 2012	75,375	259,851
Proceeds from unwinding swap transaction	7,600	—
Redemption of loans and short term bank liabilities	(226,665)	(835,367)
Debt arrangement fees	(1,482)	—
Other changes in financing activities	(354)	(18,921)

Net cash provided by financing activities	20,900	(5,537)
Translation differences	(195)	(23)

Net increase/(decrease) in available cash and cash equivalents	(9,940)	5,974
Cash and cash equivalents at beginning of year	23,024	15,713

Cash and cash equivalents at end of period	13,084	21,687

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

AURELIA ENERGY N.V.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS AND THREE MONTHS ENDED JUNE 30, 2003 AND 2002

1      Accounting Principles

        The accompanying unaudited interim condensed consolidated financial statements have been prepared by the Company in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). The information furnished in the condensed consolidated financial statements includes normal recurring adjustments and reflects all adjustments which are, in the opinion of management, necessary for fair presentation of such financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these interim condensed consolidated financial statements be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2002.

        Sales and operating results for the six months and the three months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year.

2      Tangible Fixed Assets

        During the six months ended June 30, 2003 and the three months ended June 30, 2003, the Company invested U.S.$55.3 million and U.S.$21.4 million, respectively, in tangible fixed assets (as compared to U.S.$40.5 million and U.S.$29.8 million in the six months ended June 30, 2002 and in the three months ended June 30, 2002, respectively). The investment during the six months ended June 30, 2003 consisted primarily of U.S.$55.4 million for work performed in connection with the redeployment of the Glas Dowr to the Sable Field. Approximately U.S.$0.7 million related to the investment in a stock buoy, approximately U.S.$0.9 million related to lay-up costs of the Aoka Mizu and expenditures on certain office equipment, approximately U.S.$(1.4) million relates to a lease buoy sold to the client Unocal, and approximately U.S.$(0.3) million relates to an adjustment to the purchase price of the Haewene Brim. The investment during the three months ended June 30, 2003 consisted primarily of U.S.$21.7 million for work performed in connection with the redeployment of the Glas Dowr to the Sable Field. Approximately U.S.$0.4 million related to the investment in a stock buoy, approximately U.S.$0.7 million related to lay-up costs of the Aoka Mizu and expenditures on certain office equipment, and approximately U.S.$(1.4) million related to a lease buoy sold to the client Unocal.

3      Long-Term Bank Loans

        At January 28, 2002, the Company refinanced its outstanding debt under a U.S.$450.0 million revolving corporate credit facility and its outstanding debt under a U.S.$288.0 million bridge credit facility with funds drawn under an 8-year, U.S.$600.0 million credit facility. The new replacement credit facility can be used to finance the construction of new FPSOs and, to a limited extent, for general corporate purposes. Interest is payable at a rate that is equal to a specified margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending, among other factors, on the amount outstanding under the facility. At June 30, 2003 the interest rate, including margin, was 2.48%. The costs incurred in arranging the credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility. The facility is primarily secured with mortgages over the FPSOs and assignments of incoming cash flows generated from contracts with customers concerning the FPSOs.

4      10 1/4% Senior Notes due 2012

        In February 2002, the Company issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. The Company used the gross proceeds from the issuance to repay approximately U.S.$248.5 million of indebtedness outstanding under its replacement credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. The Company and each of its direct and indirect subsidiaries (other than Bluewater Finance Limited and Brightfield Corporation (a subsidiary in liquidation with no material assets, liabilities or operations)) have fully and unconditionally guaranteed the 10 1/4% Senior Notes due 2012 on a joint and several basis.

        In April 2003, the Company issued an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, at a price of 100.5% of the aggregate principal amount thereof plus accrued interest from and including February 15, 2003 to but excluding the issue date. The Company used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003 to but excluding the issue date, to repay approximately U.S.$73.4 million of indebtedness outstanding under its replacement credit facility and to pay an estimated U.S.$2.0 million of costs relating to the issuance.

        Bluewater Finance Limited is a wholly owned finance subsidiary of the Company and each other subsidiary of the Company is wholly-owned, directly or indirectly, by the Company. The Company has no independent assets or operations. There are no significant restrictions on the ability of the Company or any other guarantor of the 10 1/4% Senior Notes due 2012 to obtain funds from its subsidiaries by dividend or loan. Neither Bluewater Finance Limited nor any of the guarantors of the 10 1/4% Senior Notes due 2012 (other than the Company) are restricted by any third party in their ability to transfer funds within the meaning of Rule 4-08(e)(3) of Regulation S-X. As a result, the guarantees of the 10 1/4% Senior Notes due 2012 meet the conditions of Rule 3-10(d) of Regulation S-X. The fair value of the 10 1/4% Senior Notes due 2012 at June 30, 2003 amounts to U.S.$333.3 million and is based on the quoted market price.

        To reduce the interest expense relating to the 10 1/4% Senior Notes due 2012, the Company entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled the Company to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the floating rate amount of interest that would be payable on an equal amount of indebtedness. On May 27, 2003, the Company cancelled the swap transaction. Under the swap, prior to the cancellation, the Company received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin over LIBOR. The Company received U.S.$7.6 million on May 30, 2003, which represented its net gain from the cancellation of the swap transaction. The Company deferred this gain, which will be credited to the income statement over the remaining duration of the 10 1/4% Senior Notes due 2012, and used this payment to repay outstanding indebtedness under its replacement credit facility.

        As of July 17, 2003 the Company re-entered into a fixed-to-floating interest rate swap transaction that enables the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, the Company will receive payments that are calculated at a fixed rate of 10 1/4% and makes interest payments that are calculated at a floating rate that is equal to a margin of 6.11% over LIBOR.

5      Long-Term Loan, Related Party

        The fair value of the long-term loan from the related party Marenco Investments Limited at June 30, 2003 and December 31, 2002 amounted to U.S.$161.7 million and U.S.$160.6 million, respectively. The fair value as of June 30, 2003 has been determined by an independent bank, based on the discounted cash-flow method assuming redemption in five equal annual installments as from December 2012. The terms and conditions of the loan remained unchanged compared to those disclosed in the audited financial statements as of and for the year ended December 31, 2002.

6      Tax Lease Benefits Liability

        The liability to repay tax leases increased by U.S.$2.3 million in the six months ended June 30, 2003 and increased by U.S.$4.4 million in the three months ended June 30, 2003. This tax lease benefits liability increased as a result of the tax lease on the topsides of the Haewene Brim and was partially compensated by a reduction in the amount of the liability for the repayment to the lessor in the event of a voluntary early termination of the tax lease arrangements and because of fluctuations in currency exchange rates and market interest rates.

7      Segment Information

        The segment information by business segment is as follows:

	For the six months ended June 30,		For the three months ended June 30,
	2003	2002	2003	2002
	(in U.S.$ thousands)
FPSO
Revenues	133,192	103,570	82,437	53,870
Segment net income	20,789	28,214	9,741	13,640
Identifiable assets	1,327,833	1,206,874	1,327,833	1,206,874
Capital expenditures	54,167	40,191	20,720	29,641
Depreciation and amortization	25,628	27,124	12,831	13,568
Interest income and (expense)	(21,256)	(21,730)	(11,102)	(12,984)
Income tax expense (benefit)	(12,618)	(10,284)	(6,087)	(4,695)
SPM
Revenues	10,558	21,389	5,213	15,027
Segment net income	(3,883)	(8,976)	(637)	(3,701)
Identifiable assets	19,925	21,788	19,925	21,788
Capital expenditures	1,153	340	705	119
Depreciation and amortization	297	612	142	365
Interest income and (expense)	8	(250)	129	346
Income tax expense (benefit)	(1,284)	(1,090)	(617)	(498)
Other
Identifiable assets	590	468	590	468
Consolidated
Revenues	143,750	124,959	87,650	68,897
Segment net income	16,906	19,238	9,104	9,939
Identifiable assets	1,348,348	1,229,130	1,348,348	1,229,130
Capital expenditures	55,320	40,531	21,173	29,760
Depreciation and amortization	25,925	27,736	12,973	13,933
Interest income and (expense)	(21,248)	(21,980)	(10,973)	(12,638)
Income tax expense (benefit)	(13,902)	(11,374)	(6,704)	(5,193)

        The Company has changed its method to allocate costs between the FPSO segment and the SPM segment as of January 1, 2003. The comparative figures have not been adjusted for this new allocation method.

8      Operations Expenses

        Operations expenses are as follows:

	For the six months ended June 30,		For the three months ended June 30,
	2003	2002	2003	2002
	(in U.S.$ thousands)
SPM contracts	14,508	28,371	5,894	17,823
FPSO contracts	76,554	34,939	55,754	18,323

	91,062	63,310	61,648	36,146

9      Other Comprehensive Income

        Other comprehensive income is as follows:

	For the six months ended June 30,		For the three months ended June 30,
	2003	2002	2003	2002
	(in U.S.$ thousands)
Decrease in fair value of cash flow hedges	2,195	419	1,100	(330)
Tax effect	(769)	—	(385)	—
Translation result	(195)	23	(241)	141

	1,231	442	474	(189)

10    Income Taxes

        Effective January 1, 2000, Bluewater entered into an internal restructuring process. In connection therewith, the economic interests in most of the assets and liabilities of certain non-Dutch consolidated group companies (the "selling companies") were sold to the Company, while legal title to the assets and liabilities transferred remained with the selling entities. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. The sales of these economic interests resulted for income taxes purposes only in intercompany profits at the level of the selling companies and the creation of a corresponding amount of goodwill and intercompany indebtedness at the level of the Company. Although extensive discussions were held with the tax authorities on the tax structure of Bluewater and the internal restructuring, Bluewater's tax structure and the tax consequences of the internal restructuring became subject to a tax audit and remain subject to further review by the tax authorities.

        In May 2002, the Company received a draft audit report from the Dutch tax authorities. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch group companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not present a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft tax report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002, July 2003 and August 2003, additional taxes with respect to certain non-Dutch group members for their 1997, 1998, 1999 and 2000 tax years. The total amount of these assessments, including interest to their respective dates, was €52.9 million as of December 31, 2002 and €135.4 million as of June 30, 2003 (which amount includes additional assessments received in July and August 2003). The Company is in discussions with the Dutch tax authorities regarding these taxes and is vigorously contesting their assessment. The Company believes that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that the assessment of such additional taxes is contrary to certain favorable tax rulings, which it has received from them. In any event, the Company believes that any assessment of additional taxes is incorrect, and that it is likely that it will prevail on the merits in any final determination of the assessments. Accordingly, in July 2003, the Company filed with the Dutch tax authorities a response to their draft audit report and a transfer pricing report supporting the Company's response. The Company intends to continue to contest vigorously the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessments. Administrative and judicial review of the assessments in the Netherlands would likely take several years. The Company intends to withhold payment of such taxes pending final resolution of the issue. Although there can be no assurance that the relevant issues will ultimately be resolved in its favor, the Company believes that it is not probable that additional Dutch income taxes will be payable for the 1997, 1998, 1999 and 2000 tax years, and, accordingly, the Company did not accrue for the aforementioned tax assessments in these unaudited condensed consolidated financial statements.

        In connection with the draft tax audit report, the Company is also in discussions with the Dutch tax authorities concerning its internal restructuring. In the course of such discussions, the Dutch tax authorities have confirmed to the Company that they will not seek to tax any capital gain that may be associated with the sale of relevant economic interests in connection with the Company's internal restructuring, but instead will focus their analysis only on the amount of goodwill and deductible interest related to the internal restructuring and the percentage of goodwill and deductible interest from the Company's internal restructuring that should ultimately be attributed to the Company's non-Dutch activities. The outcome of such discussions could limit the Company's ability to take advantage of future tax savings associated with its internal restructuring by limiting the amount of goodwill that the Company may amortize and the amount of interest it may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, the Company estimates that it is currently probable that it will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$768.0 million of interest-bearing intercompany debt in connection with its internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. In addition, in December 2001, U.S.$379.5 million of the intercompany indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that the Company may take advantage of in subsequent periods. Notwithstanding the Company's current estimate, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on the Company's actual tax position, because any such definitive quantification depends on a number of future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to the Company's internal restructuring, as well as the outcome of any relevant proceedings.

11    Subsequent Events

  Glas Dowr

        From time to time, the Company is required to make capital expenditures in respect of its FPSOs and its SPM development projects. The Company's current commitments for these expenditures, and the majority of its expected expenditures for 2003, relate to modifications that it has been required to make to the Glas Dowr's topsides and mooring system and work that it has been required to perform at the Sable Field to prepare the Glas Dowr for its redeployment to the location.

        After redeployment from the North Sea, the Glas Dowr commenced production on August 7, 2003 on the Sable Field off South Africa. In connection with the commencement of production, the Company entered into a temporary arrangement pursuant to which it earns day rates under the service agreement while continuing to address various technical issues of concern to PetroSA. The arrangement provides for the payment to the Company of fees on the same basis as in the service agreement, subject to a reduction of the Company's fixed operating fee and fixed shuttle tanker fee (as well as its fixed facility fee) according to a predetermined schedule if oil production and gas and water reinjection uptimes of the Glas Dowr fall below 95%, unless otherwise agreed with PetroSA. Due to an unanticipated increase in the scope and complexity of the vessel modifications, labor unrest and difficulties with project management on the part of the construction yard where the work was performed, the project experienced delays and cost overruns. The delay in the commencement of production and additional work on the gas compression facilities, along with increased insurance costs resulted in an upward revision in the Company's estimate of the costs of the vessel modifications and subsea work, excluding exchange rate differences and financing costs, to approximately U.S.$195.7 million. Of this amount, U.S.$50.4 million is reimbursable by PetroSA. As of June 30, 2003, the Company had expended approximately U.S.$133.7 million on the vessel modifications and approximately U.S.$38.6 million on developing the subsea infrastructure, and it had received approximately U.S.$38.6 million in milestone payments from PetroSA for the completion of the subsea work. Based upon its estimates, the Company believes that it has approximately U.S.$23.7 million in remaining commitments for expenditures, excluding exchange rate differences and financing costs, relating to the project as of that date. The Company expects to fund U.S.$11.9 million of the expenditures with milestone payments that it will receive from PetroSA for remaining subsea work and to fund the remaining expenditures with borrowings under its replacement credit facility. The Company does not expect the delays or budgetary overruns to otherwise materially affect its liquidity or capital resources. In addition to the cost of vessel modifications and subsea work, U.S.$8.5 million has been capitalized for financing costs and U.S.$9.7 million for operational support, and U.S.$2.6 million for exchange rate losses resulting from the difference between the project exchange rate and actual exchange rates. The total capitalized cost for the Glas Dowr project at June 30, 2003 was U.S.$154.5 million.

  Interest Rate Swap

        As of July 17, 2003 the Company re-entered into a fixed-to-floating interest rate swap transaction that enables the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, the Company will receive payments that are calculated at a fixed rate of 10 1/4% and makes interest payments that are calculated at a floating rate that is equal to a margin of 6.11% over LIBOR.

UNAUDITED OTHER FINANCIAL DATA AND RATIOS

	For the six months ended June 30,		For the three months ended June 30,
	2003	2002	2003	2002
	(in U.S.$ thousands, except ratios)
EBITDA(1)
FPSO business	53,968	66,550	25,086	34,773
SPM business	(4,778)	(8,709)	(1,144)	(3,685)

Total	49,190	57,841	23,942	31,088

Capital expenditures, net(2)	55,320	40,531	21,173	29,760
Cash interest paid(3)	23,525	19,701	12,950	11,500
Ratio of EBITDA to cash interest paid	2.09x	2.94x	1.85x	2.70x
Ratio of earnings to fixed charges(4)	—	1.37x	1.04x	1.38x

Notes:

(1)
"EBITDA" is defined as operating income (loss) plus depreciation and amortization. EBITDA is presented as additional information because we believe that it is a useful measure for certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. We also believe that it provides a useful measure of the level of profitability we achieve with our asset base. EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP. The following table presents a reconciliation of our EBITDA to net income and net cash provided by operating activities for the periods indicated.

	For the six months ended June 30,		For the three months ended June 30,
	2003	2002	2003	2002
	(in U.S.$ thousands)
EBITDA	49,190	57,841	23,942	31,088
Depreciation of tangible fixed assets and amortization of intangible assets	25,925	27,736	12,973	13,933
Financial income and expense	(20,261)	(22,241)	(8,569)	(12,409)
Income taxes	(13,902)	(11,374)	(6,704)	(5,193)

Net income	16,906	19,238	9,104	9,939
Adjustments to reconcile net income to cash provided	17,408	16,623	9,042	6,856
Changes in operating assets and liabilities, net of effect of acquisitions	(9,639)	16,204	10,281	4,132

Net cash provided by (used in) operating activities	24,675	52,065	28,427	20,927

(2)
"Capital expenditures, net" represents additions to fixed assets less disposals of fixed assets and excludes our acquisitions of the Haewene Brim, the Munin and their related operating companies.

(3)
"Cash interest paid" is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated and unsubordinated Marenco loans and less amortization of debt arrangement fees.

(4)
The term "earnings" is the amount of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, plus amortization of capitalized interest, plus distributed income to equity investees, plus the share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, less preference security dividend requirements of consolidated subsidiaries, less the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. The term "fixed charges" means the sum of the following: (a) interest expensed or capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries. The term "preference security dividend" is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities, computed as the amount of the dividend divided by one minus the effective income tax rate applicable to continuing operations. For the six months ended June 30, 2003 there was a deficiency of earnings to fixed charges of U.S.$0.2 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this prospectus supplement. Our audited consolidated financial statements and unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those described under "Forward-Looking Statements" and elsewhere in this prospectus supplement, as well as in our annual report for the year ended December 31, 2002.

Overview

        We are Aurelia Energy N.V., a holding company with no independent operations, and its subsidiaries, a group of companies that comprise a specialized service provider to and operator in the offshore oil industry. We operate under the name "Bluewater" and are a leader in the design, development, ownership and operation of FPSOs, which we operate for oil companies under medium- and long-term service agreements, and the design, development, project management and delivery of SPM systems.

        Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium- and long-term service agreements with oil companies. We treat our service agreements as "operating leases" under U.S. GAAP and present them as such in our consolidated financial statements. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. Our FPSO fleet currently consists of five high specification FPSOs (the Uisge Gorm, the Bleo Holm, the Glas Dowr, the Haewene Brim and the Munin) that we have contracted to oil companies under service agreements and two FPSO hulls (the Aoka Mizu and the Paradise) that we are marketing worldwide. In the six months ended June 30, 2003 and in the three months ended June 30, 2003, our FPSO business generated 92.7% and 94.1%, respectively, of our revenues, 123.0% and 107.0%, respectively, of our net income and 109.7% and 104.8%, respectively, of our EBITDA.

        Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in the delivery of 3 SPM systems since 1999 and more than 50 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In the six months ended June 30, 2003 and in the three months ended June 30, 2003, our SPM business generated 7.4% and 5.9%, respectively, of our revenues, (23.0)% and (7.0)%, respectively, of our net income, and (9.7)% and (4.8)%, respectively, of our EBITDA respectively.

        While we manage FPSO and SPM projects from the initial design and engineering phase to final installation, we do not engage in the fabrication of FPSOs or SPM systems. Rather, we outsource these requirements to qualified subcontractors. In the six months ended June 30, 2003 and in the three months ended June 30, 2003, we had revenues of U.S.$143.8 million and U.S.$87.7 million, respectively, operating income of U.S.$23.3 million and U.S.$11.0 million, respectively, net income of U.S.$16.9 million and U.S.$9.1 million, respectively, and EBITDA of U.S.$49.2 million and U.S.$23.9 million, respectively.

Seasonality

        We believe that our business is not affected by seasonal weather conditions that impact some service providers to the offshore oil industry. While some service providers operating in harsh weather environments, such as the North Sea, are negatively affected in the first and fourth quarters by adverse weather conditions that prevent or limit the full operation of their crews or vessels, we generally do not experience material disruptions to our operations as a result of seasonal weather conditions. Our FPSOs have been developed using high environmental and design standards that generally permit them to fulfill their contractual uptime requirements even in harsh weather conditions. We also do not believe that our SPM business is affected by seasonal factors.

Oil Prices

        We believe that the fixed nature of the payments that we receive under our service agreements significantly reduces the exposure of our FPSO business to fluctuations in oil prices during the minimum terms of our service agreements. Nevertheless, because oil prices affect the production economics at the fields on which our FPSOs operate, we believe that changes in oil prices may indirectly affect our FPSO business to the extent they affect the decisions of oil companies to continue production at fields nearing the end of their production profiles or to enter into tie-back arrangements with respect to marginal fields, each of which could affect the extension of our service agreements beyond their minimum terms. Changes in oil prices that impact levels of production could also affect the amount of tariff or bonus payments we earn under our service agreements. We expect that our FPSO business would be positively influenced in this regard by prolonged periods of high oil prices, but negatively affected by prolonged periods of depressed oil prices. In addition, we believe that oil prices may affect our ability to enter into new service agreements providing for the development of new FPSOs or the redeployment of our existing FPSOs upon the termination of their service agreements. We expect that there would be fewer short-term opportunities to enter into new service agreements during periods of low oil prices, but relatively more opportunities during periods of high oil prices. However, in each case, we believe that our FPSO fleet would have better deployment prospects than a number of newly-built FPSOs due to the fact that they may be contracted at more competitive rates (due to their accrued depreciation), their significantly shorter lead times to first oil and their high design standards.

        We believe that our SPM business, which accounts for a relatively smaller proportion of our revenues, is generally more affected by fluctuations in oil price than our FPSO business due to the fact that SPM systems are generally developed for sale rather than leased on a term basis. Because oil companies generally adjust their spending on SPM systems based on trends in oil price, we would expect our SPM business to grow in response to positive developments in oil price and to decrease in response to negative developments in oil price. We believe that having a flexible and scalable workforce is an important factor in managing the costs associated with our more cyclical SPM business.

Operating Uptimes

        We derive a substantial proportion of our total revenues from the payments that we receive from oil companies under our FPSO service agreements. The majority of these payments consist of defined day rates (consisting of a fixed facility fee and an indexed operating fee) and tariff payments (based on oil or water production or gas lift volumes or a combination of those volumes) whose economic terms are established prior to the commencement of operations under the service agreement. These day rates and tariff payments contributed U.S.$96.3 million and U.S.$47.3 million, to our total revenues in the six months ended June 30, 2003 and in the three months ended June 30, 2003, respectively. Our total revenues were U.S.$143.8 million and U.S.$87.7 million in the six months ended June 30, 2003 and in the three months ended June 30, 2003, respectively. We believe that the most significant factor affecting the amount of these payments during a given contract period is the level of operating uptimes that our FPSOs maintain. Our service agreements currently require our FPSOs to maintain minimum operating uptimes that exceed certain thresholds. Depending on the particular service agreement, our facility fee or our operating fee may be adjusted to the extent that the relevant uptime exceeds or falls below the applicable threshold, and our tariff payments may be affected by consequential changes in oil or water production or gas lift volumes. When an FPSO is removed from the field as a result of factors unrelated to operating performance, our day rate is not adjusted based upon operating uptime. However, in such a case our day rate may be replaced by a lay-up rate (which could apply, among other times, in the event of poor field performance or periods of scheduled maintenance) or a force majeure rate (which could apply, among other times, in the event of a natural disaster, war or industrial action), depending, in each case, on the particular service agreement.

Insurance Costs

        We maintain insurance coverage in such amounts as we believe to be prudent against normal risks in our operations, including, among other things, the risk of pollution and damage to vessels. Certain risks (such as business interruptions and environmental liabilities in excess of certain limits), however, are either not insurable or are insurable only at rates we consider uneconomical. The cost to obtain and maintain insurance could increase or decrease in the future for any number of reasons. In the aftermath of the events in the United States on September 11, 2001, we have experienced more than a 100.0% increase in the cost of our insurance premiums. While the increase in the price of insurance is recoverable in part under our service agreements with our customers, we account for the cost of insurance as an expense in our consolidated financial statements and the payments that we receive in respect of such expenses as revenues. There is no assurance that we will continue to maintain the same level of insurance coverage in the future or that we will be able to recover the cost of such coverage from our customers.

Redeployment of the Glas Dowr

        After redeployment from the North Sea, the Glas Dowr commenced production on August 7, 2003 on the Sable Field off South Africa. In connection with the commencement of production, we entered into a temporary arrangement pursuant to which we earn day rates under the service agreement while continuing to address various technical issues of concern to PetroSA. The arrangement provides for the payment to us of fees on the same basis as in the service agreement, subject to a reduction of our fixed operating fee and fixed shuttle tanker fee (as well as our fixed facility fee) according to a predetermined schedule if oil production and gas and water reinjection uptimes of the Glas Dowr fall below 95%, unless otherwise agreed with PetroSA. Due to an unanticipated increase in the scope and complexity of the vessel modifications, labor unrest and difficulties with project management on the part of the construction yard where the work was performed, the project experienced delays and cost overruns. The delay in the commencement of production and additional work on the gas compression facilities, along with increased insurance costs resulted in an upward revision in our estimate of the costs of the vessel modifications and subsea work, excluding exchange rate differences and financing costs, to approximately U.S.$195.7 million. Of this amount, U.S.$50.4 million is reimbursable by PetroSA. As of June 30, 2003, we had expended approximately U.S.$133.7 million on the vessel modifications and approximately U.S.$38.6 million on developing the subsea infrastructure, and we have received approximately U.S.$38.6 million in milestone payments from PetroSA for the completion of the subsea work. Based upon our estimates, we believe that we have approximately U.S.$23.7 million in remaining commitments for expenditures, excluding exchange rate differences and financing costs, relating to the project as of that date. We expect to fund U.S.$11.9 million of the expenditures with milestone payments that we will receive from PetroSA for remaining subsea work and to fund the remaining expenditures with borrowings under our replacement credit facility. We do not expect the delays or budgetary overruns to otherwise materially affect our liquidity or capital resources. In addition to the cost of vessel modifications and subsea work, U.S.$8.5 million has been capitalized for financing costs and U.S.$9.7 million for operational support, and U.S.$2.6 million for exchange rate losses resulting from the difference between the project exchange rate and actual exchange rates. The total capitalized cost for the Glas Dowr project at June 30, 2003 was U.S.$154.5 million.

Interest Expense

        Our financial income and expense is primarily affected by our interest expense, which includes interest incurred on our credit facility, our 10 1/4% Senior Notes due 2012, the subordinated and unsubordinated Marenco loans and amortization of debt arrangement fees. Our interest expense does not include interest on financial debt relating to the construction or modification of FPSOs, which is capitalized and added to the historical cost of the FPSO to which it relates. Cash interest paid is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated and unsubordinated Marenco loans and less amortization of debt arrangement fees. Our interest expense has increased since 2001 due to an increase in the amount of our outstanding indebtedness (which resulted from the incurrence of approximately U.S.$285.9 million of additional indebtedness in connection with our acquisitions of the Haewene Brim, the Munin and their related operating companies) and an increase in the weighted average interest rate payable in respect of our indebtedness (which resulted from the issuance of our 10 1/4% Senior Notes due 2012 at a relatively higher interest rate in each of February 2002 and April 2003 and from an increase in amortization of debt arrangement fees). This increase does not include our capitalized interest expense, which, in the six months and the three months ended June 30, 2003, related to modifications to the Glas Dowr and amounted to U.S.$4.9 million and U.S.$2.7 million, respectively.

        To reduce the interest expense relating to our 10 1/4% Senior Notes due 2012, we entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of these 10 1/4% Senior Notes due 2012 for the floating rate amount of interest that would be payable on an equal amount of indebtedness. On May 27, 2003, we cancelled the swap transaction. Under the swap, prior to the cancellation, we received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin over LIBOR. We received U.S.$7.6 million on May 30, 2003, which represented our net gain from the cancellation of the swap transaction. We deferred this gain, which will be credited to the income statement over the remaining duration of the 10 1/4% Senior Notes due 2012, and used this payment to repay outstanding indebtedness under our credit facility. As of July 17, 2003 we re-entered into a fixed-to-floating interest rate swap transaction that enables us to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, we will receive payments that are calculated at a fixed rate of 10 1/4% and make interest payments that are calculated at a floating rate that is equal to a margin of 6.11% over LIBOR.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements which have been prepared in accordance with U.S. Generally Accepted Accounting Principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting policies are defined as those policies which are reflective of significant judgments and uncertainties and which would potentially result in materially different results under different assumptions and conditions.

Revenue Recognition and Inventory

        Our revenues consist of the contract payments that we receive under our FPSO service agreements and our SPM delivery contracts and the payments that we earn from the installation and mobilization of FPSOs and SPM systems. We recognize these revenues in the following manner.

        Our service agreements are treated as "operating leases" under U.S. GAAP and presented as such in our consolidated financial statements. Under these agreements, we derive revenues from defined day rates, tariff payments, payments in respect of capital expenditures, payments for the rental of additional equipment and, in certain cases, bonus payments. Our day rates generally consist of a fixed facility fee (for the rental of the FPSO and associated equipment) and an indexed operating fee (covering the cost of operating, maintaining and insuring the vessel) and may be adjusted depending on the level of operating uptimes that we achieve. Our tariff payments are based on oil or water production or gas lift volumes or a combination of those volumes. Our bonus payments generally relate to the prevailing price of oil. We recognize revenues under our service agreements when the FPSO is made available and the relevant contract payments are based on a signed lease contract. We monitor changes in consumer price indices, uptime levels, production and lift volumes and oil prices on an ongoing basis and only include payments that depend on those factors in the determination of income when the relevant index is adjusted, the level of uptime is achieved, the necessary volume has been produced or lifted or the price of oil has changed. All other payments due under our service agreements are recognized on a straight-line basis over the term of the service agreement.

        Under our SPM delivery contracts, we receive milestone payments from our customers for the design, engineering and management services that we provide during the progress of our SPM projects. We recognize revenues from the development of SPM systems and auxiliary equipment based on the percentage of completion method of accounting as the project is performed. Changes in project conditions are recognized in the period in which the revisions are determined. Our management identifies and estimates losses relating to uncompleted contracts and makes necessary provisions, if any, in the period in which the losses are determined. Differences between the actual and estimated development of our work in progress could materially impact the results of operations.

        We recognize revenues from the installation and mobilization of FPSOs and SPM systems and from the provision of other services when the installation, mobilization or provision of services has been accepted by the customer and the collection of the receivable relating to the work is probable.

Income Taxes Payable

        Our income tax charges are based on the tax regimes that are applicable to our group companies in the countries in which they are legally seated. We have historically benefited from low income taxes. While we believe that we will continue to benefit from a low level of income taxes in future years, as a result of the large amount of goodwill and deductible interest reported by certain members of our group for Dutch tax purposes, we received a draft tax audit report from the Dutch tax authorities in May 2002. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not represent a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft audit report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002,

July 2003 and August 2003, additional taxes with respect to certain non-Dutch group members for their 1997, 1998, 1999 and 2000 tax years. The total amount of these assessments, including interest to their respective dates, was €52.9 million as of December 31, 2002 and €135.4 million as of June 30, 2003 (which amount includes additional assessments received in July and August 2003). We are in discussions with the Dutch tax authorities regarding these taxes and are vigorously contesting their assessment. We believe that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that the assessment of such additional taxes is contrary to certain favorable tax rulings which we have received from them. In any event, we believe that any assessment of additional taxes is incorrect, and that it is likely that we will prevail on the merits in any final determination of the assessments. Accordingly, in July 2003, we filed with the Dutch tax authorities a response to their draft audit report and a transfer pricing report supporting our response. We intend to continue to contest vigorously the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessments. Administrative and judicial review of the assessments in the Netherlands would likely take several years. We intend to withhold payment of such taxes pending final resolution of the issue and have not established any accruals for these tax assessments. There can be no assurance, however, that the relevant issues will ultimately be resolved in our favor.

Deferred Income Taxes

        Deferred income taxes are temporary differences between the tax bases of assets or liabilities and their reported amounts in our consolidated financial statements. Future tax benefits attributable to these differences are recognized to the extent that realization of the benefits is more likely than not. We recorded deferred income tax assets of U.S.$25.9 million in 2002, U.S.$14.8 million in the six months ended June 30, 2003 and U.S.$7.1 million in the three months ended June 30, 2003 which resulted primarily from the amortization of goodwill and the deduction of interest on intercompany loans for Dutch tax purposes. This goodwill and deductible interest is associated with our internal restructuring, and we are currently in discussions with the Dutch tax authorities concerning our ability to take advantage of the tax savings associated with it. See "Income Taxes Payable".

        In connection with the draft tax audit report, we have had discussions with the Dutch tax authorities concerning our internal restructuring. In the course of such discussions, the Dutch tax authorities have confirmed to us that they will not seek to tax any capital gain that may be associated with the sale of the relevant economic interests in connection with our internal restructuring, but instead will focus their analysis only on the amount of goodwill and deductible interest related to our internal restructuring and the percentage of goodwill and deductible interest from our internal restructuring that should ultimately be attributed to our non-Dutch activities. The outcome of such discussions could limit our ability to take advantage of future tax savings associated with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest that we may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$768.0 million of interest bearing intercompany debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. Notwithstanding our current estimates, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on our actual tax position, because such definitive quantification depends on a number of possible future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to our internal restructuring, as well as the outcome of any relevant proceedings. In addition, in December 2001, U.S.$379.5 million of the intercompany indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions or any proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

        We have recorded a deferred tax asset based on our estimate of the probable result of these discussions. The carrying value of our net deferred tax assets assumes a positive outcome of our discussions with the Dutch tax authorities and that we will be able to generate sufficient future taxable income in certain tax jurisdictions to take advantage of the benefits associated therewith. We believe that it is more likely than not that this deferred tax asset will be realized. However, if this assessment is incorrect, we may be required to record full or partial valuation allowances against our deferred tax assets resulting in the inclusion of additional income tax expense in our consolidated financial statements. We evaluate the realizability of the deferred tax assets and assess the need for a valuation allowance on a quarterly basis. We did not record a valuation allowance in the period ended June 30, 2003.

Tax Lease Benefits Liability

        Our tax lease benefits liability relates to UK tax leasing transactions that we entered into from 1994 to 1999 with respect to the Uisge Gorm, the Glas Dowr and the topsides of Bleo Holm and a tax lease that we signed in April 2003 for the topsides of the Haewene Brim. These arrangements allow the lessor to claim tax depreciation in respect of its expenditure to acquire the vessel or the equipment, which is passed on to, or shared with, us in the form of reduced rentals. Our rental payment obligations were calculated by reference to a number of tax and financial assumptions made at the time the leases were entered into. Payment arrangements at the inception of the lease transactions were structured, and security has been provided, such that, subject to certain adjustments, we do not have any current rental payment obligations with respect to the Uisge Gorm, the Glas Dowr, the topsides of the Bleo Holm or the topsides of the Haewene Brim. Our tax lease benefits liability represents the amount that we would be required to pay the lessor in the event of a voluntary termination. In the event of an involuntary termination or an adverse tax change under our tax lease arrangements (whether prospective or retrospective), the tax lease benefits liability presented in our balance sheets may be required to be repaid to the lessor at an amount greater than the carrying value of the liability, which could have a material adverse effect on our financial condition and results of operations.

Tangible Fixed Assets and Depreciation

        Our FPSOs account for approximately 75.0% of our total assets, are our primary sources of revenues and, accordingly, represent our most material fixed assets. We account for the value of these assets at their construction or acquisition cost and depreciate them on a straight-line basis over an estimated useful life of 15 years. An increase or decrease in the actual useful lives of our FPSOs over their estimated useful lives could result in significantly higher or lower annual depreciation expenses, which could have a material effect on our results of operations and shareholder's equity. In addition, our ability to recover the book value of our FPSOs depends, to a large extent, on our ability to enter into profitable service agreements for the vessels. If we are unable to secure profitable service agreements or if other circumstances arise indicating that the carrying amount an FPSO may not be recoverable, we may be required to record an impairment loss, which could similarly affect our results of operations and shareholder's equity. No circumstances arose in 2000, 2001, 2002 or in the period ended June 30, 2003 that indicated that our FPSOs could be impaired and, therefore, we did not record any impairment losses relating to our fleet.

Accounts Receivable

        Accounts receivables are stated at face value less an allowance for possible uncollectable accounts. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. Because our accounts receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of these customers could have a material adverse effect on the collectability of our accounts receivables and our results of operations. In both the six months ended June 30, 2003 and the three months ended June 30, 2003, we recorded a release of the provision of U.S.$36,000.

Results of Operations

	For the six months ended June 30,			For the three months ended June 30,
			Change 2002-2003			Change 2002-2003
	2002	2003		2002	2003
	(in U.S.$ thousands)		(%)	(in U.S.$ thousands)		(%)
Revenues
FPSO business	103,570	133,192	28.6	53,870	82,437	53.0
SPM business	21,389	10,558	(50.6)	15,027	5,213	(65.3)

Total	124,959	143,750	15.0	68,897	87,650	27.2
Operating expenses
Operations expenses
FPSO business	34,939	76,554	119.1	18,323	55,754	204.3
SPM business	28,371	14,508	(48.9)	17,823	5,894	(66.9)

Total	63,310	91,062	43.8	36,146	61,648	70.6
Selling, general and administrative expenses	5,232	5,514	5.4	2,690	3,083	14.6
Other operating income	(1,424)	(2,016)	41.6	(1,027)	(1,023)	(0.4)

Depreciation of tangible fixed assets and amortization of intangible assets	27,736	25,925	(6.5)	13,933	12,973	(6.9)

Total operating expenses	94,854	120,485	27.0	51,742	76,681	48.2

Operating income
FPSO business	39,426	28,340	(28.1)	21,205	12,255	(42.2)
SPM business	(9,321)	(5,075)	(45.6)	(4,050)	(1,286)	(68.2)

Total	30,105	23,265	(22.7)	17,155	10,969	(36.1)

Financial income and expense
Interest income	1,946	1,714	(11.9)	996	886	11.0
Interest expense	(23,926)	(22,962)	(4.0)	(13.634)	(11,859)	(13.0)
Currency exchange results	(261)	987	(478.2)	229	2,404	949.8

Total	(22,241)	(20,261)	(8.9)	(12,409)	(8,569)	(30.9)

Income before taxes	7,864	3,004	(61.8)	4,746	2,400	(49.4)
Income taxes	(11,374)	(13,902)	22.2	(5,193)	(6,704)	29.1

Net income	19,238	16,906	(12.1)	9,939	9,104	(8.4)

EBITDA(1)
FPSO business	66,550	53,968	(18.9)	34,773	25,086	(27.9)
SPM business	(8,709)	(4,778)	(45.1)	(3,685)	(1,144)	(69.0)

Total	57,841	49,190	(15.0)	31,088	23,942	(23.0)

Note:

(1)
A reconciliation of EBITDA to net cash provided by operating activities is included under "Unaudited Other Financial Data and Ratios".

Six Months Ended June 30, 2003 Compared with Six Months Ended June 30, 2002

Revenues

        Our revenues were U.S.$143.8 million during the six months ended June 30, 2003, up 15% from U.S.$125.0 million in the six months ended June 30, 2002. Revenues generated by our FPSO business amounted to U.S.$133.2 million in the six months ended June 30, 2003, up 28.6% from U.S.$103.6 million in the six months ended June 30, 2002, while revenues in our SPM business amounted to U.S.$10.6 million in the six months ended June 30, 2003, down 50.6% from U.S.$21.4 million in the six months ended June 30, 2002.

        Revenues from our FPSO business increased U.S.$29.6 from the six months ended June 30, 2002 to the six months ended June 30, 2003 due to the recognition in the six months ended June 30, 2003 of U.S.$29.9 million of reimbursable expenses incurred in connection with the installation of subsea equipment on the Sable Field, compared to U.S.$0.1 million in the comparable period in 2002, and U.S.$4.0 million of reimbursable expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim, compared to U.S.$1.7 million incurred in connection with the produced water treatment unit on the Uisge Gorm in the comparable period in 2002. This increase was in part offset by a reduction in tariff payments with respect to the Bleo Holm due to increased downtime in connection with maintenance of the gas pipework (U.S.$1.7 million) and the cessation in 2002 of oil bonus payments with respect to the Uisge Gorm (U.S.$0.8 million).

        The decrease in the revenues of our SPM business was due to the lower level of our SPM activities during the six months ended June 30, 2003. Although we were awarded three SPM delivery contracts for the development of buoy mooring systems during the six months ended June 30, 2003, we do not expect payments under the contracts to have a material effect on our result of operations in the future.

Operations Expenses

        Our operations expenses were U.S.$91.1 million in the six months ended June 30, 2003, up 43.8% from U.S.$63.3 million in the six months ended June 30, 2002. In our FPSO business, our operations expenses were U.S.$76.6 million in the six months ended June 30, 2003, compared to U.S.$34.9 million in the six months ended June 30, 2002. In our SPM business, operations expenses amounted to U.S.$14.5 million in the six months ended June 30, 2003, compared to U.S.$28.4 million in the six months ended June 30, 2002.

        The increase of U.S.$41.7 million in the operations expenses of our FPSO business during the six months ended June 30, 2003 was attributable mainly to the recognition of U.S.$33.9 million in the six months ended June 30, 2003 of reimbursable expenses as described above under "Revenues" with respect to the Sable Field and the Haewene Brim, compared with U.S.$1.8 million in the comparable prior period. While we will be fully reimbursed for these expenses, under our accounting policies, we include the reimbursement in our revenues and account for the associated cost in our operations expenses. The increase was also attributable to a change that occurred between periods in the manner in which we allocate expenses between our FPSO and SPM business, resulting in a U.S.$7.1 million increase in expenses previously allocated to our SPM business (U.S.$2.7 million in general overhead expenses, U.S.$2.2 million in internal project expenses and U.S.$2.2 million in tender expenses). Further, operations expenses increased by U.S.$2.5 million attributable to one-time costs relating to maintenance on the Bleo Holm. The overall increase was in part offset by our claim for reimbursement of U.S.$2.6 million for costs relating to gas pipework on the Bleo Holm described above under "Revenues".

        The operations expenses of our SPM business decreased U.S.$13.9 million during the six months ended June 30, 2003. U.S.$7.1 million of this decrease was due to the reallocation of certain expenses to our FPSO business during the period, as described above, U.S.$3.5 million was due to the lower level of SPM activities and U.S.$3.3 million was due to the loss that we incurred in connection with the development of an SPM system during the six months ended June 30, 2003. The loss on the SPM system was attributable to the replacement of an installation subcontractor and costs related to the consequential delay.

Selling, General and Administrative Expenses

        Our selling, general and administrative expenses amounted to U.S.$5.5 million during the six months ended June 30, 2003, compared to U.S.$5.2 million during the six months ended June 30, 2002. The increase in selling, general and administrative expenses was due to increased pension costs.

Depreciation of Tangible Fixed Assets

        Our charges for depreciation of tangible fixed assets amounted to U.S.$25.9 million in the six months ended June 30, 2003, down 6.5% from U.S.$27.7 million in the six months ended June 30, 2002. The relative decrease in the amount of these charges resulted from the fact we did not record depreciation changes during the six months ended June 30, 2003 for the flowlines on the Uisge Gorm. This equipment was fully depreciated in July 2002.

Operating Expenses

        Due to foregoing factors, our total operating expenses increased from U.S.$94.9 million in the six months ended June 30, 2002 to U.S.$120.5 million in the six months ended June 30, 2003.

Operating Income

        Due to foregoing factors, our operating income amounted to U.S.$23.3 million in the six months ended June 30, 2003, compared to U.S.$30.1 million in the six months ended June 30, 2002, while our operating margin decreased to 16.2% of our revenues in the six months ended June 30, 2003, compared to 24.1% of our revenues in the six months ended June 30, 2002.

Financial Income and Expense

        Our net financial expense amounted to U.S.$20.3 million in the six months ended June 30, 2003, compared to U.S.$22.2 million in the six months ended June 30, 2002.

        Our interest expense in the six months ended June 30, 2003 decreased due to the capitalization of U.S.$4.9 million of interest, compared to no interest being capitalized in the comparable period in 2002. This decrease was offset by an increase in the amount of our outstanding indebtedness and an increase in the average weighted interest rate payable in respect thereof. The increase in our total debt resulted from the cost of modifying the Glas Dowr for its redeployment to the Sable Field, while the increase in our weighted average interest rate resulted from our issuance of an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 in April 2003. Although the proceeds from the issuance of the 10 1/4% Senior Notes due 2012 were used to repay indebtedness under our credit facility, their issuance at a relatively higher interest rate led to an increase in our weighted average interest rate during the six months ended June 30, 2003. Due to these factors, our total interest expense decreased from U.S.$23.9 million in the six months ended June 30, 2002 to U.S.$23.0 million in the six months ended June 30, 2003.

        At the same time, our interest income decreased from U.S.$1.9 million in the six months ended June 30, 2002 to U.S.$1.7 million in the six months ended June 30, 2003 due to a decrease in the interest rate payable on our restricted cash deposits. Our currency exchange results increased from a loss of U.S.$261,000 in the six months ended June 2002 to a profit of U.S.$987,000 in the six months ended June 30, 2003 as a result of favorable movements in the U.S. dollar to pounds sterling exchange rate.

Income before Taxes

        Due to the foregoing factors, our income before taxes was U.S.$3.0 million in the six months ended June 30, 2003, down 61.8% from U.S.$7.9 million in the six months ended June 30, 2002. As a percentage of revenues, our income before taxes decreased from 6.3% in the six months ended June 30, 2002 to 2.1% in the six months ended June 30, 2003.

Income Taxes and Net Income

        We recorded U.S.$13.9 million of income tax credits in the six months ended June 30, 2003, compared to U.S.$11.4 million of income tax credits in the six months ended June 30, 2002. These income tax credits consisted of current tax charges of U.S.$855,000 in the six months ended June 30, 2003, compared to current tax charges of U.S.$1.4 million in the six months ended June 30, 2002, and deferred tax credits of U.S.$14.8 million in the six months ended June 30, 2003, compared to deferred tax credits of U.S.$12.8 million in the six months ended June 30, 2002. The deferred tax credits primarily resulted from the increase of tax loss carry-forwards resulting from our internal restructuring. After taking account of our income tax credits, our net income amounted to U.S.$16.9 million in the six months ended June 30, 2003, down 12.1% from U.S.$19.2 million in the six months ended June 30, 2002.

Three Months Ended June 30, 2003 Compared with Three Months Ended June 30, 2002

Revenues

        Our revenues were U.S.$87.7 million during the three months ended June 30, 2003, up 27.2% from U.S.$68.9 million in the three months ended June 30, 2002. Revenues generated by our FPSO business amounted to U.S.$82.4 million in the three months ended June 30, 2003, up 53.0% from U.S.$53.9 million in the three months ended June 30, 2002, while revenues in our SPM business amounted to U.S.$5.2 million in the three months ended June 30, 2003, down 65.3% from U.S.$15.0 million in the three months ended June 30, 2002.

        Revenues from our FPSO business increased by U.S.$28.6 million from the three months ended June 30, 2002 to the three months ended June 30, 2003 due to the recognition in the three months ended June 30, 2003 of U.S.$29.7 million of reimbursable expenses incurred in connection with the installation of subsea equipment on the Sable Field, compared to none in the comparable period in 2002, and U.S.$3.0 million of reimbursable expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim, compared to U.S.$1.2 million incurred in connection with the produced water treatment unit on the Uisge Gorm in the comparable period in 2002. This increase was in part offset by a reduction in tariff payments with respect to the Bleo Holm due to increased downtime in connection with maintenance of the gas pipework (U.S.$0.4 million), the cessation in 2002 of oil bonus payments with respect to the Uisge Gorm (U.S.$0.4 million) and a decrease in the price of oil compared to the prior period resulting in a decrease in revenues attributable to the Munin (U.S.$0.9 million).

        The decrease in the revenues of our SPM business was due to the lower level of our SPM activities during the three months ended June 30, 2003. Although we were awarded two SPM delivery contracts for the development of buoy mooring systems during the three months ended June 30, 2003, we do not expect payments under the contracts to have a material effect on our result of operations in the future.

Operations Expenses

        Our operations expenses were U.S.$61.6 million in the three months ended June 30, 2003, up 70.6% from U.S.$36.1 million in the three months ended June 30, 2002. Our operations expenses for our FPSO business were U.S.$55.8 million in the three months ended June 30, 2003, compared to U.S.$18.3 million in the three months ended June 30, 2002. Our operations expenses for our SPM business amounted to U.S.$5.9 million in the three months ended June 30, 2003, compared to U.S.$17.8 million in the three months ended June 30, 2002.

        The increase of U.S.$37.4 million in the operations expenses of our FPSO business during the three months ended June 30, 2003 was attributable mainly to the recognition of U.S.$32.7 million in the three months ended June 30, 2003 of reimbursable expenses as described above under "Revenues" with respect to the Sable Field and the Haewene Brim, compared with U.S.$1.2 million in the comparable prior period. While we will be fully reimbursed for these expenses, under our accounting policies, we include the reimbursement in our revenues and account for the associated cost in our operations expenses. The increase was also attributable to a change that occurred between periods in the manner in which we allocate expenses between our FPSO and SPM business, resulting in a U.S.$4.1 million increase in expenses previously allocated to our SPM business (U.S.$0.9 million in general overhead expenses, U.S.$1.5 million in internal project expenses and U.S.$1.7 million in tender expenses). Further, operations expenses increased by U.S.$1.9 million attributable to one-time costs relating to maintenance on the Bleo Holm. This overall increase was in part offset by our claim for reimbursement of U.S.$1.2 million for costs relating to gas pipework on the Bleo Holm described above under "Revenues".

        The decrease of U.S.$11.9 million in the operations expense of our SPM business during the three months ended June 30, 2003 was due to the reallocation of certain expenses to our FPSO business during the period, as described above and due to the lower level of SPM activities. Without giving effect of the reallocation and the lower level of activities, our SPM operations expenses would have actually increased due to a U.S.$1.4 million loss that we incurred in connection with the development of an SPM system during the three months ended June 30, 2003. The loss on the SPM system was attributable to the replacement of an installation subcontractor and costs related to the consequential delay.

Selling, General and Administrative Expenses

        Our selling, general and administrative expenses amounted to U.S.$3.1 million during the three months ended June 30, 2003, compared to U.S.$2.7 million during the three months ended June 30, 2002. The increase in selling, general and administrative expenses was due to increased pension costs.

Depreciation of Tangible Fixed Assets

        Our charges for depreciation of tangible fixed assets amounted to U.S.$13.0 million in the three months ended June 30, 2003, down 6.9% from U.S.$13.9 million in the three months ended June 30, 2002. The relative decrease in the amount of these charges resulted from the fact we did not record depreciation changes during the three months ended June 30, 2003 for the flowlines on the Uisge Gorm. This equipment was fully depreciated in July 2002.

Operating Expenses

        Due to foregoing factors, our total operating expenses increased from U.S.$51.7 million in the three months ended June 30, 2002 to U.S.$76.7 million in the three months ended June 30, 2003.

Operating Income

        Due to foregoing factors, our operating income amounted to U.S.$11.0 million in the three months ended June 30, 2003, compared to U.S.$17.2 million in the three months ended June 30, 2002, while our operating margin decreased to 12.5% of our revenues in the three months ended June 30, 2003, compared to 24.9% of our revenues in the three months ended June 30, 2002.

Financial Income and Expense

        Our net financial expense amounted to U.S.$8.6 million in the three months ended June 30, 2003, compared to U.S.$12.4 million in the three months ended June 30, 2002.

        Our interest expense in the three months ended June 30, 2003 decreased due to the capitalization of U.S.$2.7 million of interest, compared to no interest being capitalized in the comparable period in 2002. This decrease was offset by an increase in the amount of our outstanding indebtedness and an increase in the average weighted interest rate payable in respect thereof. The increase in our total debt resulted from the cost of modifying the Glas Dowr for its redeployment to the Sable Field, while the increase in our weighted average interest rate resulted from our issuance of an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 in April 2003. Although the proceeds from the issuance of the 10 1/4% Senior Notes due 2012 were used to repay indebtedness under our credit facility, their issuance at a relatively higher interest rate led to an increase in our weighted average interest rate during the three months ended June 30, 2003. Due to these factors, our total interest expense decreased from U.S.$13.6 million in the three months ended June 30, 2002 to U.S.$13.5 million in the three months ended June 30, 2003.

        At the same time, our interest income decreased from U.S.$1.0 million in the three months ended June 30, 2002 to U.S.$0.9 million in the three months ended June 30, 2003 due to a decrease in the interest rate payable on our restricted cash deposits. Our currency exchange results increased from a profit of U.S.$229,000 in the three months ended June 30, 2002 to a profit of U.S.$2.4 million in the three months ended June 30, 2003 as a result of favorable movements in the U.S. dollar to pounds sterling exchange rate.

Income before Taxes

        Due to the foregoing factors, our income before taxes was U.S.$2.4 million in the three months ended June, 30 2003, down 49.4% from U.S.$4.7 million in the three months ended June 30, 2002. As a percentage of revenues, our income before taxes decreased from 6.9% in the three months ended June 30, 2002 to 2.7% in the three months ended June 30, 2003.

Income Taxes and Net Income

        We recorded U.S.$6.7 million of income tax credits in the three months ended June 30, 2003, compared to U.S.$5.2 million of income tax credits in the three months ended June 30, 2002. These income tax credits consisted of current tax charges of U.S.$384,000 in the three months ended June 30, 2003, compared to current tax charges of U.S.$814,000 in the three months ended June 30, 2002, and deferred tax credits of U.S.$7.1 million in the three months ended June 30, 2003, compared to deferred tax credits of U.S.$6.0 million in the three months ended June 30, 2002. The deferred tax credits primarily resulted from the increase of tax loss carry-forwards resulting from our internal restructuring. After taking account of our income tax credits, our net income amounted to U.S.$9.1 million in the three months ended June 30, 2003, down 8.4% from U.S.$9.9 million in the three months ended June 30, 2002.

Liquidity and Capital Resources

Overview

        Our primary sources of liquidity are cash flows generated from our operations and external debt. Our primary uses of cash are to fund working capital, to service indebtedness and to fund investments in new FPSOs. We believe that our working capital is sufficient to satisfy current requirements.

Net Cash Provided by Operating Activities

        Net cash provided by operating activities consists of operating income earned from our service agreements and our SPM delivery contracts, adjusted for investments in working capital and non-cash items such as depreciation and amortization. Working capital is defined as our current assets less our current liabilities. Net cash provided by operating activities was U.S.$52.1 million in the six months ended June 30, 2002 and U.S.$25.0 million in the six months ended June 30, 2003. The decrease in net cash provided by operating activities from the six months ended June 30, 2002 to the six months ended June 30, 2003 was due primarily to a U.S.$9.6 million investment in working capital, which was used in connection with the development of the three SPM systems and work performed at the Sable Field.

Net Cash (Used in) Investing Activities

        Net cash (used in) investing activities depends primarily on the amount of capital expenditures that we make in connection with the construction, modification or acquisition of FPSOs. Net cash (used in) investing activities totaled U.S.$40.5 million in the six months ended June 30, 2002 and U.S.$55.3 million in the six months ended June 30, 2003. The relative increase in our net cash outflow from the six months ended June 30, 2002 to the six months ended June 30, 2003 resulted from a U.S.$55.4 million increase in expenses relating to the modification and redeployment of the Glas Dowr. The cost of these modifications has been capitalized and added to the historic cost of the vessel.

Net Cash Provided by Financing Activities

        Net cash provided by financing activities is primarily driven by our borrowing activities. These cash flows amounted to U.S.$5.5 million in the six months ended June 30, 2002 and U.S.$20.5 million in the six months ended June 30, 2003. Our net indebtedness typically increases while we are modifying, developing or acquiring an FPSO, while our net indebtedness tends to decrease if we are not engaged in those activities. The increase in net cash provided by financing activities from the six months ended June 30, 2002 to the six months ended June 30, 2003 resulted from the unwinding of the interest rate swap and from the issuance of our additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012. We used our net gain from unwinding the swap and the proceeds from the additional offering of our 10 1/4% Senior Notes due 2012 to reduce indebtedness under our credit facility and to pay the costs and expenses of that offering.

Financing Arrangements and Contractual Obligations

        As of June 30, 2003, we did not have any short-term bank debt under working capital facilities or our credit facility. We had total long-term bank debt of U.S.$264.6 million incurred under our credit facility and cash of U.S.$13.1 million. We also had U.S.$335.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 outstanding and U.S.$130.2 million of indebtedness outstanding under the subordinated Marenco loan.

        Credit Facility.    Our credit facility is a U.S.$600.0 million revolving credit facility that we entered into in January 2002 with an international syndicate of banks. The facility has a tenor of eight years and may be used to finance the development of new FPSOs and for general corporate purposes. Its structure includes a borrowing base, calculated according to the present value of cash flows we earn or expect to earn under our FPSO service agreements and a proportion of the residual value of our assets. The facility may be drawn upon at any time up to the lower of the current amount of the facility limit and the borrowing base. The facility limit, which was U.S.$520.0 million as of June 30, 2003, reduces by U.S.$20.0 million per quarter and is scheduled to reach zero in December 2009. Interest is payable at a rate that is equal to a margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending on certain factors. As of June 30, 2003, the applicable interest rate was 2.48%.

        The following table presents certain information regarding the expected availability of funding under our credit facility in its current form during the periods indicated.

	Year ending December 31,
	2003	2004	2005	2006	2007	2008	2009
	(in U.S.$ millions)
Facility limit	480	400	320	240	160	80	0
Borrowing base(1)	479	382	325	287	271	248	223

Note:

(1)
Based on our current FPSO fleet.

        Other Financing Arrangements.    In addition to the credit facility described above, we also have entered into the following financing arrangements.

  •
  10 1/4% Senior Notes due 2012. In February 2002, we issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. We used the gross proceeds from the issuance of the 10 1/4% Senior Notes due 2012 to repay approximately U.S.$248.5 million of indebtedness outstanding under our credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. In April 2003, we issued an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 at a price of 100.5% of the principal amount thereof, plus accrued interest from and including February 15, 2003 to but excluding the issue date. We used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003 to but excluding the issue date, from the issuance to repay approximately U.S.$73.4 million of indebtedness outstanding under our credit facility and to pay U.S.$2.0 million of the costs relating to the issuance. The 10 1/4% Senior Notes due 2012, which currently have an aggregate principal amount of U.S.$335.0 million, have been fully and unconditionally guaranteed, on a joint and several basis, by our other group companies.

  •
  Subordinated Marenco Loan. We have borrowings outstanding under a loan from Marenco Investments Limited, our affiliate, that is fully subordinated to both our credit facility and the guarantees of our 10 1/4% Senior Notes due 2012. As of June 30, 2003, the total amount of this loan (including accrued interest) was U.S.$130.2 million. Interest is payable at a rate of 7.0% per annum; however, cash interest payments on the loan can be made only in accordance with the provisions of our credit facility and the restricted payment provisions of the indenture for our 10 1/4% Senior Notes due 2012. In the six months ended June 30, 2003 and in the three months ended June 30, 2003, we accrued approximately U.S.$4.4 million and U.S.$2.2 million, respectively, of interest on the loan.

  •
  Guarantee Facilities. We are party to a U.S.$10.0 million guarantee facility with Lloyds TSB, a U.S.$20.0 million performance guarantee facility with ING Bank and a U.S.$16.4 million performance guarantee facility with Nationale Borg. The facilities enable us to give bank guarantees to our suppliers. As of June 30, 2003, we had U.S.$5.1 million outstanding under our guarantee facilities.

        Scheduled Maturities of Contractual Obligations.    The following table presents the scheduled maturities of our contractual obligations, assuming that any available rollover provisions were inapplicable, as of June 30, 2003.

	Total	< year	1-3 years	3-5 years	> 5 years
	Payments due by Period (in U.S.$ thousands)
Long-term debt obligations	599,567	—	24,567	160,000	415,000
Operating lease obligations	6,138	2,130	3,343	665	—

Total	605,705	2,130	27,910	160,665	415,000

Capital Expenditures

        From time to time, we are required to make capital expenditures in respect of our FPSOs and our SPM development projects. Our current commitments for these expenditures, and the majority of our expected expenditures for 2003, relate to modifications that we have been required to make to the Glas Dowr's topsides and mooring system and work that we have been required to perform at the Sable Field to prepare the Glas Dowr for its redeployment to the location. See "Redeployment of the Glas Dowr".

        Our future capital expenditures will depend primarily on the FPSO and SPM projects that we undertake. It is not possible to predict with certainty the extent of the capital expenditures that we will be required to make in connection with these projects. However, we believe that the amount will be primarily a function of the characteristics of the oil fields on which the FPSO or SPM system will be used, the requirements set forth in the applicable service agreement or SPM delivery contract and the design selected.

Research and Development

        We have focused our research and development activities on technology that is integral to our FPSO and SPM businesses. We have an in-house design and engineering team consisting of engineers trained in a number of disciplines. We also access new sources of information or technology by entering into strategic alliances with equipment manufacturers, oil and gas companies, universities or by participating in joint industry programs. While the market for our products and services is subject to continual technological changes, development cycles from initial conception through introduction can extend over several years. Our efforts have resulted in the development of a number of inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines. Our research and development activity has led to a number of patents or patent applications, principally in the area of SPM systems. During the six months ended June 30, 2003, our research and development expenditures were U.S.$200,000. During the three months ended June 30, 2003, our research and development expenditures were U.S.$100,000.

Quantitative and Qualitative Exposure to Market Risk

        In the ordinary course of our business, we are exposed to a variety of market risks arising from fluctuations in interest rates and foreign currency exchange rates but generally are not exposed under our service agreements to any material risks relating to the price of oil. To manage the market risks to which we are exposed, we enter into market sensitive instruments based on internal policies and guidelines that are designed to mitigate our exposure to any adverse effects of changes in market conditions. We do not enter into market sensitive instruments for trading or speculative purposes. While we do not anticipate that the use of market sensitive instruments will have a material adverse effect on our consolidated financial position, results of operation or prospects, we cannot guarantee that our mitigation strategy will be effective.

Interest Rate Sensitivity

        The majority of our indebtedness consists of advances under our credit facility and our outstanding 10 1/4% Senior Notes due 2012. We expect that in the future we will continue to have significant borrowings under our credit facility obligations under our 10 1/4% Senior Notes due 2012.

        Advances under the credit facility bear interest at rates typically expressed as a margin over the appropriate interbank rate. In order to reduce our interest rate exposure, as of December 31, 2002 and as of June 30, 2003, we had swapped approximately 74.0% and 66.9%, respectively, of the outstanding indebtedness under our credit facility from floating rate to fixed rate.

        Interest on our 10 1/4% Senior Notes due 2012 is payable at a rate of 10 1/4% per annum. To reduce the interest expense relating to our 10 1/4% Senior Notes due 2012, we entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 for the floating rate amount of interest that would be payable on an equal amount of indebtedness. On May 27, 2003, we cancelled the swap transaction. Under the swap, prior to the cancellation, we received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin over LIBOR. We received U.S.$7.6 million on May 30, 2003, which represented our net gain from the cancellation of the swap transaction. We deferred this gain, which will be credited to the income statement over the remaining duration of the 10 1/4% Senior Notes due 2012, and used this payment to repay outstanding indebtedness under our credit facility. As of July 17, 2003 we re-entered into a fixed-to-floating interest rate swap transaction that enables us to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, we will receive payments that are calculated at a fixed rate of 10 1/4% and make interest payments that are calculated at a floating rate that is equal to a margin of 6.11% over LIBOR.

        The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations, that were outstanding as of December 31, 2002 and as of June 30, 2003. The June 30, 2003 data is provided because we significantly altered the profile of our interest rate sensitive instruments in connection with our issuance of an additional U.S.$75.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 in April 2003 and our entry into, and subsequent cancellation of, the interest rate swap transaction described above. For debt obligations, the tables present our principal cash flows and related weighted average interest rates by expected maturity dates under our existing debt arrangements. For interest rate swaps, the tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the swap. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollars, which is our reporting currency. The instrument's actual cash flows are also denominated in U.S. dollars.

	As of December 31, 2002
	Expected Maturity Date December 31,
	2003		2004		2005		2006		2007		Thereafter		Total	Fair Value
	(in thousands U.S.$ equivalents)
Liabilities
Long-Term Debt
Fixed rate debt (U.S.$)	—		—		—		—		—		125,849		125,849	160,612
Average interest rate	7.0%		7.0%		7.0%		7.0%		7.0%		7.0%		—	—
Fixed rate debt (U.S.$)	—		—		—		—		—		—		—	260,000 (1)
Average interest rate	10.25%		10.25%		10.25%		10.25%		10.25%		10.25%		—	—
Variable rate debt (U.S.$)	—		—		4,733		80,000		80,000		160,000		324,733	—
Average interest rate	LIBOR+M	(2)	LIBOR+M	(2)	LIBOR+M	(2)	LIBOR+M	(2)	LIBOR+M	(2)	LIBOR+M	(2)	—	—
Interest Rate Swaps
Variable to Fixed (U.S.$)	41,858		35,990		—		—		—		—		77,848	(4,273)
Average pay rate	6.7225%		6.7225%		—		—		—		—		—	—
Average receive rate	LIBOR		LIBOR		—		—		—		—		—	—
Variable to Fixed (U.S.$)	73,481		36,821		35,092		7,006		—		—		152,400	(3,463)
Average pay rate	3.463%		3.463%		3.463%		3.463%		—		—		—	—
Average receive rate	LIBOR		LIBOR		LIBOR		LIBOR		—		—		—	—

Notes:

(1)
While indebtedness in respect of our notes amounted to U.S.$256.4 million as of December 31, 2002, the U.S.$260.0 million aggregate principal amount of the notes is payable upon maturity.

(2)
Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 1.300% to 1.700% depending on certain factors.

	As of June 30, 2003
	Expected Maturity Date June 30,
	2004		2005		2006		2007		2008		Thereafter		Total	Fair Value
	(in thousands U.S.$ equivalents)
Liabilities
Long-Term Debt
Fixed rate debt (U.S.$)	—		—		—		—		—		130,218		130,218	161,747
Average interest rate	7.0%		7.0%		7.0%		7.0%		7.0%		7.0%		—	—
Fixed rate debt (U.S.$)	—		—		—		—		—		—		—	335,000 (1)
Average interest rate	10.25%		10.25%		10.25%		10.25%		10.25%		10.25%		—	—
Variable rate debt (U.S.$)	—		—		—		44,567		80,000		140,000		264,567	—
Average interest rate	LIBOR+M	(2)	LIBOR+M	(2)	LIBOR+M	(2)	LIBOR+M	(2)	LIBOR+M	(2)	LIBOR+M	(2)	—	—
Interest Rate Swaps
Variable to Fixed (U.S.$)	31,537		25,845		—		—		—		—		57,382	(2,589)
Average pay rate	6.7225%		6.7225%		—		—		—		—		—	—
Average receive rate	LIBOR		LIBOR		—		—		—		—		—	—
Variable to Fixed (U.S.$)	80,297		12,367		27,244		—		—		—		119,908	(2,951)
Average pay rate	3.463%		3.463%		3.463%		—		—		—		—	—
Average receive rate	LIBOR		LIBOR		LIBOR		—		—		—		—	—

Notes:

(1)
While indebtedness in respect of our notes amounted to U.S.$339.5 million as of June 30, 2003, the U.S.$335.0 million aggregate principal amount of the notes is payable upon maturity.

(2)
Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 1.300% to 1.700% depending on certain factors.

Exchange Rate Sensitivity

        Our revenues are primarily denominated in U.S. dollars and, to a lesser extent, sterling. In the six months ended June 30, 2003 and in the three months ended June 30, 2003, approximately £11.8 million (U.S.$19.0 million) and £7.2 million (U.S.$11.6 million), respectively, of our revenues were denominated in sterling. Our expenses are denominated primarily in U.S. dollars and to a lesser degree, euro and sterling. We are exposed to fluctuations in foreign currency exchange rates, because a portion of our expenses and financial indebtedness is denominated in currencies that are different from our revenues. Our policy is to match, through our FPSO service agreements, the revenues in a particular currency with our operating costs in that currency, thereby minimizing the risk associated with fluctuations in foreign currency exchange rates. We also match our indebtedness denominated in U.S. dollars with our revenues denominated in U.S. dollars. We purchase foreign currency exchange contracts from financial institutions to the extent of any residual exposure. We manage our outstanding currency exposure on a regular basis and net these exposures across our operations as a group. Gains and losses related to specific currency transactions are recognized as part of our income from financing activities.

        We did not have any material forward currency exchange contracts as of December 31, 2002 or June 30, 2003; the total contract/notional amount and the value of our foreign currency exchange contracts are as follows:

	Expected Maturity Date
	As of June 30, 2003
	Total	Fair Value
	(in U.S.$ thousands)
Forward Exchange Agreements
(Receive €/Pay U.S.$)
Aggregate Amount	24,756	24,525
(Receive £/Pay U.S.$)
Aggregate Amount	24,087	29,849

        These foreign currency exchange contracts mature on various dates through fiscal year 2003.

Bluewater Finance Limited
Offer to Exchange All Outstanding Unregistered
10 1/4% Senior Notes due 2012
Fully and Unconditionally Guaranteed on a Senior Subordinated Basis
by Aurelia Energy N.V. and its Subsidiaries
(U.S.$75,000,000 aggregate principal amount outstanding)
for Registered
10 1/4% Senior Notes due 2012
Fully and Unconditionally Guaranteed on a Senior Subordinated Basis
by Aurelia Energy N.V. and its Subsidiaries

        Our wholly-owned finance subsidiary, Bluewater Finance Limited, is offering to exchange all of its unregistered 10 1/4% Senior Notes due 2012 for new registered 10 1/4% Senior Notes due 2012. We refer to the unregistered 10 1/4% Senior Notes due 2012 as "unregistered notes" and to the new registered 10 1/4% Senior Notes due 2012 as "new notes". The terms of the new notes will be identical to the terms of the unregistered notes except that the new notes will have been registered under the Securities Act of 1933 (the "Securities Act") and, therefore, will be freely transferable. The new notes will be fungible for trading purposes with U.S.$260,000,000 aggregate principal amount of 10 1/4% Senior Notes due 2012 that were previously registered by Bluewater Finance Limited. The previously registered notes, which we refer to as the "registered notes", the new notes and the unregistered notes are sometimes collectively referred to as the "notes".

Please consider the following:

         Information about the notes:

•
You should carefully review the Risk Factors beginning on page 23 of this prospectus.

•
Our offer to exchange unregistered notes for new notes will be open until 5:00 p.m., New York City time, on August 5, 2003, unless we extend the exchange offer.

•
The exchange offer is not conditional upon any minimum aggregate principal amount of unregistered notes being tendered.

•
Tenders of unregistered notes may be withdrawn at any time prior to the expiration of the exchange offer.

•
The exchange of unregistered notes for new notes will not be a taxable event for U.S. federal income tax purposes.

•
You should also carefully review the procedures for tendering unregistered notes beginning on page 110 of this prospectus.

•
If you fail to tender your unregistered notes, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.

•
No public market currently exists for the new notes. Application has been made to list the new notes on the Luxembourg Stock Exchange.

•
The new notes will mature on February 15, 2012.

•
Interest payments will be made on each February 15 and August 15, beginning, with respect to the new notes, on August 15, 2003.

•
If Bluewater Finance Limited fails to make payments on the new notes when they are due, the guarantors will be required to make them.

•
The new notes will be general unsecured obligations of Bluewater Finance Limited and will rank equally in right of payment with all future unsecured and unsubordinated obligations of Bluewater Finance Limited.

•
The guarantees of the new notes will be general unsecured obligations of the guarantors, will be subordinated in right of payment to certain senior indebtedness of the guarantors and will rank equally in right of payment with all existing and future trade payables and senior subordinated obligations of the guarantors. On an adjusted basis giving effect to the issuance of the unregistered notes and the use of proceeds therefrom, as of March 31, 2003, the guarantors had U.S.$611.4 million of senior indebtedness outstanding.

•
Other than out of the proceeds of certain public equity offerings prior to February 15, 2005, or for certain tax reasons, Bluewater Finance Limited may not redeem the notes prior to February 15, 2007. On or after February 15, 2007, Bluewater Finance Limited may redeem all or a portion of the notes at the prices set forth under "Description of the Notes—Redemption".

•
You may require Bluewater Finance Limited to repurchase your new notes with the proceeds from sales of certain assets. In addition, you may require Bluewater Finance Limited to repurchase your new notes if we experience a change of control.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 3, 2003.

        This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information or representations provided in this prospectus. We have not authorized any person to provide information other than that provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

        We, having made all reasonable inquiries, confirm to the best of our knowledge, information and belief that the information contained in this prospectus with respect to the group companies taken as a whole, the new notes and the guarantees thereof is true and accurate in all material respects and is not misleading in any material respect, that the opinions and intentions expressed in this document are honestly held and that there are no other facts, the omission of which in connection with the issue and offering of the new notes would make this prospectus as a whole misleading in any material respect.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, including annual reports on Form 20-F and current reports on Form 6-K, with the U.S. Securities and Exchange Commission (the "Commission"). As a foreign private issuer, we are not subject to the proxy rules under Section 14 or the short-swing insider profit disclosure rules under Section 16 of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). You may obtain copies of the reports that we file with the Commission and other information by sending a written request to Bluewater Finance Limited, c/o Bluewater Holding B.V., Marsstraat 33, 2132 HR Hoofddorp, the Netherlands, Attn: Vice President, Finance & Administration, Telephone: (31) 23 568 2800. You may also inspect and copy these reports at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and may obtain copies of these materials at prescribed rates by calling the Commission at (1) 800 SEC 0330. Some of our filings may also be viewed on the Commission's website at www.sec.gov. All information referred to above will, for so long as our notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, also be available, without charge, at the specified office of our paying agent in Luxembourg during usual business hours on any weekday that is not a public holiday. The Bank of New York (Luxembourg) S.A. currently acts as our paying agent in Luxembourg and maintains offices at Aerogolf Centre, 1A, Hoehenhof, L-1736, Senningerberg, Luxembourg.

CERTAIN DEFINITIONS

        We have prepared this prospectus using a number of conventions, which you should consider when reading the information contained herein. When we use the terms "we", "us", "our" and words of similar import, we are referring to Aurelia Energy N.V., itself, or to Aurelia Energy N.V. and its consolidated subsidiaries, as the context requires. When we refer to "Aurelia Holding N.V.", the registered shareholder of 100.0% of our outstanding voting shares, with respect to dates on or after January 28, 2003, we are referring to Aurelia Holding N.V. in liquidation. When we use the terms "own" and "owns", with respect to our FPSOs and FPSO hulls, we are referring to:

  •
  legal (title) and economic ownership of both the hull and the topsides in the case of the Uisge Gorm, the Glas Dowr and the Munin,

  •
  legal (title) and economic ownership of the hull and economic ownership of the topsides in the case of the Bleo Holm and the Haewene Brim, and

  •
  legal (title) and economic ownership of the hull in the case of the Aoka Mizu and the Paradise.

        References to "dollars", "U.S. dollars" and "U.S.$" are to the currency of the United States, references to "euro" and "€" are to the single currency of the member states of the European Communities that have adopted the euro as their lawful currency under the legislation of the European Community relating to the Economic and Monetary Union and references to "£" and "sterling" are to the currency of the United Kingdom. In this prospectus, we have translated certain euro amounts into U.S. dollars at exchange rates of €1.00 to U.S.$1.0485 and €1.00 to U.S.$1.0900, which were the noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002 and March 31, 2003, respectively, and we have translated certain sterling amounts into U.S. dollars at exchange rates of £1.00 to U.S.$1.6095 and £1.00 to U.S.$1.5790, which were the noon buying rates in New York City for cable transfers in those foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002 and March 31, 2003, respectively, in each case, solely for the convenience of the reader. You should not construe these translations as representations that the euro or sterling amounts actually represent such U.S. dollar amounts or that we could convert these amounts into U.S. dollars at the rates indicated. On June 30, 2003 the applicable noon buying rates were €1.00 to U.S.$1.1502 and £1.00 to U.S.$1.6529.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements within the meaning of, and which have been made pursuant to, the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this prospectus, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate, and any statements preceded by, followed by or that include the words "believe", "expect", "aim", "intend", "will", "may", "anticipate", "seek" or similar expressions or the negative thereof, are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

  •
  the level of oil reserves contained in the oil fields on which we operate our FPSOs and the performance of those fields in general;

  •
  levels of capital expenditures by the oil industry on offshore exploration and production activities;

  •
  our future capital needs;

  •
  our ability to enter into new service agreements for our FPSOs, including the Munin, upon the termination of their existing service agreements;

  •
  the extent and nature of, and the efficacy of measures that we have implemented to limit, the delays and cost overruns associated with our redeployment of the Glas Dowr;

  •
  the outcome of our discussions with tax authorities with respect to our internal restructuring and our 1997, 1998 and 1999 tax years;

  •
  our ability to manage currency risks;

  •
  our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate;

  •
  our ability to obtain, maintain and renew the permits and other governmental authorizations required to conduct our operations;

  •
  our liability for violations, known and unknown, under environmental laws;

  •
  our ability to complete existing and future projects on schedule and within budget;

  •
  our ability to comply with health and safety regulations at our facilities;

  •
  our ability to remain competitive and profitable;

  •
  the performance of oil companies to whom we contract our FPSOs;

  •
  the efficacy of modifications to our FPSOs;

  •
  our ability to compete in a competitive and changing marketplace;

  •
  our losses from operational hazards and uninsured risks;

  •
  our ability to minimize the downtime of FPSOs during periods of repair, maintenance, inclement weather and turnarounds;

  •
  our ability to protect our know-how and intellectual property;

  •
  the adverse impact of strikes, lock-outs and other industrial actions;

  •
  the possible extensions of our service agreements and certain of our material contracts;

  •
  our ability to tie-back additional oil fields that neighbor the oil fields on which our FPSOs operate; and

  •
  limitations on our operational flexibility arising under agreements governing our debt.

        Additional factors that could cause actual results, performance or achievements to differ materially include, but are not limited to, those discussed under "Risk Factors" and elsewhere in this prospectus. We caution you not to place undue reliance on these forward-looking statements which reflect our management's view only as of the date of this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

INDUSTRY DATA

        The industry data contained in this prospectus has been taken from industry sources available to us. Industry data has been sourced from reports by Infield Systems Douglas Westwood, the International Maritime Association and Simmons & Company International. Neither we nor any of our affiliates or advisors has independently verified this third party information or can assure you as to its correctness or accuracy. This information is based on estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive and other uncertainties, many of which are beyond our control. However, we accept responsibility for accurately extracting and transcribing such industry data from such sources and believe, after due inquiry, that such data represents the most current available information and statistics from such sources at and for the period with respect to which they have been represented.

ENFORCEMENT OF JUDGMENTS

        With the exception of Bluewater Offshore Production Systems (U.S.A.), Inc., we are comprised of companies that have been incorporated under the laws of countries outside the United States, and all of the board members of each of our member companies, and certain of the experts named herein, are residents of the Netherlands, the Netherlands Antilles, Malta or other countries outside the United States. Substantially all of our assets and the assets of such other persons are located outside the United States. Consequently, it may not be possible for investors to effect service of process within the United States upon us or such other persons, or to enforce outside the United States judgments obtained against us or such other persons in courts of the United States in any action, including actions predicated upon the civil liability provisions of U.S. federal securities laws.

        We have been advised by our Cayman Islands legal advisers, Maples and Calder Europe, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of U.S.

courts predicated upon the civil liability provisions of the securities laws of the United States or of any state and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or of any state, on the grounds that such provisions are penal in nature. However, in the case of laws that are not penal in nature, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given; provided that such judgment is final and conclusive, for a liquidated sum, not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matter, and was not obtained in a manner, and is not of a kind the enforcement of which is, contrary to the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

        We have been advised by our Dutch and Netherlands Antilles legal advisers, De Brauw Blackstone Westbroek N.V. and De Brauw Blackstone Westbroek P.C., that neither the United States and the Netherlands nor the United States and the Netherlands Antilles currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment rendered by a court of the United States will not be directly enforceable in the Netherlands or the Netherlands Antilles. In order to obtain a judgment which is enforceable in the Netherlands or the Netherlands Antilles, the party in whose favor a final judgment of the U.S. court has been rendered will be required to file its claim with the court of competent jurisdiction of the Netherlands or the Netherlands Antilles. Such party may submit to the Dutch or Netherlands Antilles court the final judgment rendered by the U.S. court. If and to the extent that the Dutch or Netherlands Antilles court finds that the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the court of the Netherlands or the Netherlands Antilles will, in principle, give binding effect to the judgment of the court of the United States, unless such judgment contravenes principles of public policy of the Netherlands or the Netherlands Antilles.

        The following discussion with respect to the enforceability of certain United States court judgments in England is based upon advice provided to us by our English legal advisers, Linklaters. The United States and England currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities law, would not automatically be enforceable in England. In order to enforce any U.S. judgment in England, proceedings must be initiated by way of common law action before a court of competent jurisdiction in England. In such common law action, an English court generally will not (subject to the following sentence) reinvestigate the merits of the original matter decided by a U.S. court and will order summary judgment on the basis that there is no defense to the claim for payment. The enforcement of a U.S. court judgment by an English court is conditional upon the following:

  •
  the U.S. court had jurisdiction over the original proceeding on a basis recognized by English private international law;

  •
  the judgment is final and conclusive on the merits and is for a definite sum of money (not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty);

  •
  enforcement of the judgment would not contravene English public policy;

  •
  the judgment is not for a tax, penalty or fine arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained; and

  •
  the judgment has not been obtained by fraud or in breach of the principles of natural justice.

        Subject to the foregoing, investors may be able to enforce in England judgments in civil and commercial matters obtained from U.S. federal or state courts.

        There can be no assurance that investors will be able to enforce against us, our board members or the experts named herein, any judgments in civil and commercial matters, including judgments under the U.S. federal securities laws. In addition, it is uncertain whether a court in the Cayman Islands, the Netherlands, the Netherlands Antilles or England would impose civil liability on us or such other persons in an original action predicated upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Cayman Islands, the Netherlands, the Netherlands Antilles or England, as applicable, against us or such persons.

        Bluewater Finance Limited and each of the guarantors of the notes has appointed Watson, Farley & Williams, 380 Madison Avenue, New York, New York 10017 as its agent for service of process in any suit, action or proceeding with respect to the notes, the guarantees, the indenture and the registration rights agreement and for actions under U.S. federal or state securities laws brought in any U.S. federal or state court located in the City of New York, Borough of Manhattan, and each of the member companies will submit to that jurisdiction.

PRESENTATION OF FINANCIAL INFORMATION

        We prepare our financial statements on a consolidated basis in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Our auditors conduct their audit of our audited financial statements in accordance with auditing standards generally accepted in the United States. We have included in this prospectus selected consolidated financial information as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and audited consolidated financial statements as of and for the years ended December 31, 2000, 2001 and 2002. We have also included unaudited interim condensed consolidated financial information and unaudited interim condensed consolidated financial statements as of March 31, 2003 and for the three months ended March 31, 2002 and 2003.

        We have included in this prospectus EBITDA amounts for certain periods, because we believe that EBITDA is a useful measure for certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements, and because we believe that it provides a useful measure of the level of profitability we achieve with our asset base. EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP. A reconciliation of the EBITDA amounts included herein to net income and net cash provided by operating activities (which are U.S. GAAP measures) is set forth under "Summary—Summary Financial Information—Notes" and "Selected Financial Data—Notes".

        Certain monetary amounts and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures which precede them, and figures expressed as percentages in the text may not total 100.0% when aggregated.

PROSPECTUS SUMMARY

        This summary highlights selected information from this prospectus to help you understand our business and the terms of the new notes. You should carefully read all of this prospectus to understand fully our business and the terms of the new notes, as well as some of the other considerations that may be important to you in making your investment decision. You should pay special attention to the "Risk Factors" section of this prospectus to determine whether an investment in the new notes is appropriate for you.

THE COMPANY

Overview

        We are Aurelia Energy N.V., a holding company with no independent operations, and its subsidiaries, a group of companies that comprise a specialized service provider to and operator in the offshore oil industry. We operate under the name "Bluewater" and are a leader in the design, development, ownership and operation of FPSOs, which we operate for oil companies under medium- and long-term service agreements, and the design, development, project management and delivery of SPM systems.

        An FPSO is a type of floating production unit used by oil companies to produce, process, store and offload hydrocarbons from offshore fields. FPSOs are either newly built or converted tanker hulls upon which production equipment is mounted. Fluids (oil, gas and water) are processed onboard an FPSO, and treated crude oil is stored before being exported by an offtake system utilizing shuttle tankers. FPSOs are generally involved in the production, rather than the exploration or drilling, of oil.

        SPM systems are used to secure a floating production unit (including an FPSO), floating storage and offloading vessel or tanker to the ocean floor while allowing the unit, vessel or tanker to weathervane freely. Most SPM systems consist of an anchoring system that is connected to the ocean floor and a fluid transfer system that permits the transfer of fluids between fixed and rotating parts of the mooring system. Most SPM systems are developed for sale to oil companies and contractors under SPM delivery contracts.

        We earn revenues on a worldwide basis from the payments that we receive from the operation of our FPSOs pursuant to our service agreements with oil companies and from the payments that we receive from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. While we manage FPSO and SPM projects from the initial design and engineering phase to final installation, we do not engage in the fabrication of FPSOs or SPM systems. Rather, we outsource these requirements to qualified subcontractors. In 2000, 2001, 2002 and the first quarter of 2003, we had revenues of U.S.$200.2 million, U.S.$197.3 million, U.S.$262.8 million and U.S.$56.1 million, respectively, operating income of U.S.$64.3 million, U.S.$49.1 million, U.S.$57.8 million and U.S.$12.3 million, respectively, net income of U.S.$59.8 million, U.S.$63.9 million, U.S.$37.4 million and U.S.$7.8 million, respectively, and EBITDA of U.S.$128.4 million, U.S.$107.4 million, U.S.$111.8 million and U.S.$25.2 million, respectively.

FPSO Business

        Our FPSO fleet currently consists of five high specification FPSOs (the Uisge Gorm, the Bleo Holm, the Glas Dowr, the Haewene Brim and the Munin) that have been contracted to oil companies under service agreements and two FPSO hulls (the Aoka Mizu and the Paradise) that we are marketing worldwide. The medium- to long-term profile of our service agreements provides us with stable and predictable revenues. During the term of these agreements, the revenues from our FPSO business are generally significantly insulated from fluctuations in the price of oil and changes in the levels of exploration and production activities of oil companies. In 2000, 2001, 2002 and the first quarter of 2003, our FPSO business generated 91.3%, 90.3%, 83.4% and 90.5% of our revenues, respectively,

100.8%, 111.7%, 134.9% and 141.6% of our net income, respectively, and 99.8%, 106.9%, 113.1% and 114.4% of our EBITDA, respectively.

Uisge Gorm

        We developed the Uisge Gorm after entering into a service agreement with Amerada Hess Ltd. ("Amerada Hess") providing for the operation of an FPSO on the Fife Field in the North Sea. The Uisge Gorm began operating and produced first oil in August 1995. Since then, the Fergus, Flora and Angus Fields have been tied back to the FPSO. Each of these fields is operated by Amerada Hess. We are currently operating the Uisge Gorm (at our pre-agreed rates) pursuant to an automatic extension of our existing service agreement that has no specific duration, but which can be terminated with six months' notice. We believe that it is reasonably likely that the combined production profile of the Fife, Flora, Fergus and Angus Fields will extend until 2005 (subject to certain factors, including the price of oil and overall production rates) and that the Uisge Gorm may operate under the service agreement until that time.

Bleo Holm

        We developed the Bleo Holm after entering into a service agreement with Talisman Energy (UK) Ltd. ("Talisman") providing for the operation of an FPSO on the Ross Field in the North Sea. The FPSO commenced operations and produced first oil in April 1999. The Bleo Holm has recently been tied back to the neighboring Blake Field, which Talisman, BG Group and Paladin Resources own and which BG Group operates, and is expected to be tied back to the Blake Flank Field in September 2003. Under the terms of our existing service agreement, Talisman is obligated to continue to make contract payments until July 2004, after which time it may extend the contract period at pre-agreed rates. We believe that the combined production profile of the Ross, Blake and Blake Flank Fields will extend beyond 2015 (subject to certain factors, including the price of oil and overall production rates) and that the Bleo Holm may continue to operate under extensions of the existing service agreement until that time.

Glas Dowr

        We developed the Glas Dowr after entering into a service agreement with Amerada Hess providing for the operation of an FPSO on the Durward and Dauntless Fields in the North Sea. In June 2001, we entered into a new service agreement with PetroSA (formerly Soekor E&P (PTY) Limited) pursuant to which we will operate the Glas Dowr on the Sable Field in the Bredasdorp Basin off the coast of South Africa. The Sable Field is principally owned by PetroSA and Pioneer Natural Resources South Africa (Proprietary). To prepare the Glas Dowr for operation on the Sable Field, we have modified the vessel's topsides and mooring system and are developing the field's subsea infrastructure in accordance with requirements set forth in our service agreement with PetroSA. The project is currently behind schedule and over-budget and has resulted in an upward revision of our estimated commitments for expenditures relating to the redeployment. Nevertheless, the Glas Dowr has been towed to the Sable Field and is expected to achieve first oil in August 2003. For additional information concerning the redeployment of the Glas Dowr, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Redeployment of The Glas Dowr", "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures" and "Business—FPSO Business—FPSO Fleet and FPSO Hulls—Glas Dowr". The service agreement will run for a period of ten years, unless terminated, and has a minimum contract period of three years from the date of first oil. There are several tie-back opportunities at the Sable Field that may extend the life of the service agreement.

Haewene Brim

        In January 2002, we acquired the Haewene Brim from Aurelia Holding N.V. The Haewene Brim has been operating on the Pierce Field in the North Sea since March 1999 pursuant to a service agreement with Enterprise Oil plc ("Enterprise Oil"), the field operator. Under the terms of the existing service agreement, Enterprise Oil is obligated to make payments to us until March 2004, after which time it may extend the service agreement pursuant to unlimited successive extension options at rates which are pre-agreed until March 2014. Based upon a public announcement by Enterprise Oil of a substantial increase in the level of estimated oil reserves at the Pierce Field, we believe that it is reasonably likely that the production profile of the Pierce Field will extend beyond 2010 (subject to certain factors, including the price of oil and overall production rates) and that the Haewene Brim may operate under extensions of its existing service agreement until that time. The Pierce Field also contains substantial gas reserves, which could also be exported from the Haewene Brim through a tie-back to a neighboring fixed platform. Because the service agreement with Enterprise Oil stipulates that the production of gas may commence after the start of commercial oil production, and because the Haewene Brim's topsides and the existing subsea systems are designed for gas export, we believe that it is reasonably likely that significant gas production will commence in the future if economically viable. We also believe that new drilling activities in fields owned by Enterprise Oil surrounding the vessel could further extend the deployment of the vessel through the use of tie-backs to neighboring fields, including the Blane Field.

Munin

        In January 2002, we also acquired the Munin from Aurelia Holding N.V. The Munin has been operating on the Lufeng Field in the South China Sea since January 1998 pursuant to a service agreement with Statoil (Orient) Inc. ("SOI"), the field operator and a wholly-owned subsidiary of Statoil. While the minimum contract period under the existing service agreement has expired, SOI has extended the life of the service agreement until February 2004 pursuant to an extension option. The Lufeng Field is a relatively marginal field and is not expected to produce oil at economically viable levels beyond February 2004. As a result, we expect to redeploy the Munin at that time following appropriate modifications. We believe that there may be several options for the redeployment of the Munin in the South China Sea, the Gulf of Mexico, the North Sea and offshore Australia.

SPM Business

        Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in the delivery of 3 SPM systems since 1999 and more than 50 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In 2000, 2001, 2002 and the first quarter of 2003, our SPM business generated 8.7%, 9.7%, 16.6% and 9.5% of our revenues, respectively, (0.8)%, (11.7)%, (34.9)% and (41.6%) of our net income, respectively, and 0.2%, (6.9)%, (13.1)% and (14.4)% of our EBITDA, respectively.

STRENGTHS

        We believe that we have the following strengths:

  •
  Our FPSOs provide essential infrastructure to the fields on which they operate, facilitating extended production lives for the FPSOs. We believe that this infrastructural capacity links our FPSOs to the lives of the fields, providing our FPSO business with long-term earnings stability. This earnings stability is further strengthened by the economic incentive for field operators to develop neighboring fields through the use of tie-backs, which are relatively inexpensive compared to the development of an independent infrastructure. The Uisge Gorm and the Bleo Holm are currently benefiting from such tie-backs.

  •
  Our service agreements produce stable and predictable EBITDA streams. We operate our FPSOs for oil companies pursuant to medium- and long-term service agreements, under which payments are generally made on the basis of defined day rates that consist of a fixed facility fee for the rental of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel during the minimum contract period. Our service agreements generally require oil companies to make contract payments irrespective of the price of oil or whether the field is producing oil.

  •
  Our service agreements are backed by high quality assets. Our five existing FPSOs are engineered for use in harsh environments and designed to satisfy the most stringent regulatory and environmental standards. Since commencing operations, our FPSOs have experienced negligible weather downtime and have generally maintained high operating uptimes while producing on-field. The technical, regulatory and environmental standards to which our FPSOs were built would currently permit us to operate them in most offshore oil producing regions, including the offshore fields of the North Sea, South Africa, West Africa, Brazil, Asia and Australia. We believe that our FPSOs should also be able to satisfy the regulatory and environmental standards in the U.S. Gulf of Mexico once the area opens to FPSO operations.

  •
  We have a successful track record in the development of new FPSOs and SPM systems. We are an industry leader in the development and operation of FPSOs and the development of SPM systems, having been one of the early entrants to these markets. We believe that our track record, resource depth and focus make us one of the leading developers of FPSOs and SPM systems and will provide us with access to the new development opportunities currently arising in deepwater oil production.

  •
  We have an experienced engineering staff that can be deployed flexibly. Our highly qualified engineering staff has experience in the design and development of both FPSOs and SPM systems and can be allocated between various projects depending on market conditions and project demands. In addition to the permanent members of our staff that have technical qualifications, we employ highly skilled auxiliary workers on a contractual basis according to our specific needs. We believe that this approach to staffing provides us with substantial flexibility that enables us to maintain our core engineering capabilities while being able to scale back our operations and manage our cost base in line with market conditions and business needs.

  •
  We maintain high operating standards. Our policy is to conduct operations in a manner that promotes health and safety and to ensure that our activities do not harm the environment. We consider aspects regarding health, safety and the environment to rank equally with commercial and operational factors, and we review our health, safety and environmental practices and procedures regularly to ensure that our performance is continuously improved. Our customers, governmental authorities and insurance companies perform regular audits of our FPSO operations and have consistently given us positive scores in this respect.

  •
  We have an experienced management team. Our senior management team has an average of 20 years of experience in the offshore oil and contracting industry. We believe that the management and industry expertise of our senior management team will enable us to successfully implement our business strategy.

STRATEGY

        The primary elements of our strategy are to:

  •
  Maintain our earnings stability by focusing on our FPSO business. We will continue to focus on maintaining high operating standards so as to ensure profit maximization from our existing service agreements by achieving high production uptimes. We will also continue to work in partnership with our field operators by aligning our production assets with their reservoir strategies.

  •
  Maximize our return on FPSO service agreements. Our strategy is to develop FPSOs with long design lives and to operate those vessels pursuant to medium- or long-term service agreements with oil companies and on fields that maximize the potential for high day rates, extensions of contract periods and tie-backs to neighboring fields. In seeking new service agreements for our FPSOs, we aim to balance these criteria in order to optimize our asset value.

  •
  Continue to develop our SPM business and capture synergies with our FPSO development activity. We will continue to develop SPM systems for delivery to our customers, utilizing our proprietary designs where appropriate. We will do this with a view to increase profits, maintain our market share and continue to take advantage of the synergies with our FPSO development activities for which SPM turret design is an integral component.

  •
  Selectively develop or acquire new FPSOs under service agreements over the medium-term. In due course, and after we have entered into a new service agreement for the Munin, we intend to continue to selectively add to our FPSO fleet through the development or acquisition of additional vessels. We will do so on the basis of securing medium- to long-term service agreements with oil companies.

  •
  Continue to outsource fabrication of FPSOs that we operate and SPM systems that we sell. We are not involved in the fabrication of the hulls, topsides or any other equipment related to the construction or modification of FPSOs. By concentrating our operations on design, engineering, project management and marketing, we believe we are able to preserve the flexibility of our organization and reduce our vulnerability to the cyclicality of the oil industry.

  •
  Preserve our strong engineering culture. We believe that our strong engineering capabilities have enabled us to compete effectively in the FPSO and SPM markets. Given the trend in the offshore oil industry of expanding production in deepwater environments and other areas that require the use of high specification FPSOs, we aim to continue to promote the strong engineering culture within our organization.

THE ISSUER

        Bluewater Finance Limited was established as an exempted company with limited liability under the laws of the Cayman Islands on June 8, 2001 to act as a financing company in connection with the issuance of the notes. Bluewater Finance Limited is the indirect, wholly-owned finance subsidiary of Aurelia Energy N.V. and is managed and controlled by Bluewater Holding B.V. from the Netherlands. The Jacaranda Trust, of which Mr. Hugo Heerema and certain members of his immediate family are beneficiaries, is the beneficial owner of 100.0% of the outstanding share capital of Bluewater Finance Limited. See "Principal Shareholder". Other than issuing notes, conducting exchange offers for notes and loaning the gross proceeds from the issuance of notes to Bluewater Holding B.V., Bluewater Finance Limited does not engage in any business. The principal executive offices of Bluewater Finance Limited are located at Marsstraat 33, 2132 HR Hoofddorp, the Netherlands. The telephone number is (31) 23 568 2800.

THE GUARANTORS

        The guarantors are: Aurelia Energy N.V., Bleo Holm Standby Purchaser N.V., Bluewater (Bleo Holm) N.V., Bluewater Brasil Ltda., Bluewater Energy N.V., Bluewater Energy Services B.V., Bluewater Equipment Leasing Ltd., Bluewater Floating Production B.V., Bluewater (Floating Production) Ltd., Bluewater (Glas Dowr) N.V., Bluewater (Haewene Brim) N.V., Bluewater Holding B.V., Bluewater International B.V., Bluewater (Malta) Ltd., Bluewater (Munin) N.V., Bluewater (New Hull) N.V., Bluewater (Norway) ANS, Bluewater Offshore Production Systems Ltd., Bluewater Offshore Production Systems Nigeria Ltd., Bluewater Offshore Production Systems N.V., Bluewater Offshore Production Systems (U.S.A.), Inc., Bluewater Operations (UK) Ltd., Bluewater Services (UK) Ltd., Bluewater (UK) Ltd., Bluewater Terminal Systems N.V., Lufeng Development Company ANS and Pierce Production Company Ltd.

        The mailing address for Aurelia Energy N.V., Bleo Holm Standby Purchaser N.V., Bluewater (Bleo Holm) N.V., Bluewater Energy N.V., Bluewater (Glas Dowr) N.V., Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Bluewater (New Hull) N.V., Bluewater Offshore Production Systems N.V. and Bluewater Terminal Systems N.V. is Landhuis Joonchi, Kaya Richard J. Beaujon z/n Curaçao, the Netherlands Antilles. The telephone number is (599) 9736 6277.

        The mailing address for Bluewater Brasil Ltda. is Rua de Gloria 290, 2nd Floor, Rio de Janeiro, Brazil. The telephone number is (55) 21 2210 3233.

        The mailing address for Bluewater Energy Services B.V., Bluewater Floating Production B.V., Bluewater Holding B.V. and Bluewater International B.V. is Marsstraat 33, 2132 HR Hoofddorp, the Netherlands. The telephone number is (31) 23 568 2800.

        The mailing address for Bluewater Equipment Leasing Ltd., Bluewater (Malta) Ltd. and Bluewater Offshore Production Systems Ltd. is Paramount Building, Eucharistic Congress Road, PO Box 14, Mosta MST 01, Malta. The telephone number is (356) 21 438 170.

        The mailing address for Bluewater (Floating Production) Ltd., Bluewater Operations (UK) Ltd., Bluewater Services (UK) Ltd., and Bluewater (UK) Ltd. is Noskab House, Badentoy Crescent, Portlethen, Aberdeen AB12 4NH, Scotland. The telephone number is (44) 122 440 3300.

        The mailing address for Pierce Production Company Ltd. is St. Magnus House, 22 Guilt Street, Aberdeen AB11 6NJ, Scotland. The telephone number is (44) 122 428 8307.

        The mailing address for Bluewater Offshore Production Systems Nigeria Ltd. is 864A Bishop Aboyade Cole Street, Victoria Island, Lagos, Nigeria. The telephone number is (234) 1 775 0640.

        The mailing address for Bluewater Offshore Production Systems (U.S.A.), Inc. is 8554 Katy Freeway, Suite 327, Houston, TX 77024. The telephone number is (1) 713 722 8131.

        The mailing address for Bluewater (Norway) ANS and Lufeng Development Company ANS is c/o Advokatfirmaet Schjødt AS, Dronning Mauds Gate 11, 0250/0301 Oslo, Norway. The telephone number is (47) 2201 8800.

        For additional information concerning these companies, see "Aurelia Energy N.V. and Its Subsidiaries".

ORGANIZATIONAL STRUCTURE

        The following diagram illustrates our current organizational structure. Ownership of each entity is 100% unless otherwise indicated. Bluewater Finance Limited is the issuer of the notes. Except for Brightfield Corporation (which is in liquidation and has no material assets, liabilities or operations), each other member of the group will provide, on a joint and several basis, a full and unconditional senior subordinated guarantee of the notes.

Key:

(*)	Bluewater Holding B.V. holds one share.
Issuer of the notes.
Guarantor of the notes.
Subsidiary in liquidation with no material assets, liabilities or operations.

THE EXCHANGE OFFER

        On April 30, 2003, we issued and sold the unregistered notes outside the United States in reliance on Regulation S under the Securities Act and to certain qualified institutional buyers within the United States in reliance on Rule 144A under the Securities Act. In connection therewith, we entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed to file with the Commission a registration statement within 90 days following the issuance of the unregistered notes, to use our reasonable best efforts to have the registration statement declared effective within 180 following the issuance of the unregistered notes and to use our reasonable best efforts to complete the exchange offer within 40 days from the date on which the registration statement is declared effective. You are entitled to exchange in the exchange offer your unregistered notes for new notes with substantially identical terms.

        We summarize the terms of the exchange offer below. You should read the discussion under the heading "The Exchange Offer" beginning on page 106 for further information regarding the exchange offer and resale of the new notes. You should read the discussion under the headings "—Terms of the New Notes" beginning on page 18 and "Description of the Notes" beginning on page 117 for further information regarding the new notes.

The Exchange Offer	We are offering to exchange up to U.S.$75.0 million aggregate principal amount of new notes for up to U.S.$75.0 million aggregate principal amount of unregistered notes. Unregistered notes may be exchanged only in integral multiples of U.S.$1,000.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on August 5, 2003, or such later date and time to which we extend it.
Withdrawal of Tenders
You may withdraw your tender of unregistered notes prior to the expiration date, unless previously accepted for exchange. We will return to you, without charge, promptly after the expiration or termination of the exchange offer any unregistered notes that you tendered but that were not accepted for exchange.
Conditions to the Exchange Offer
We will not be required to accept unregistered notes for exchange if the exchange offer would be unlawful or would violate any interpretation of the staff of the Commission. The exchange offer is not conditioned upon any minimum aggregate principal amount of unregistered notes being tendered. Please read the section "The Exchange Offer—Conditions to the Exchange Offer" beginning on page 109 for more information regarding the conditions to the exchange offer.
Procedures for Tendering Outstanding Notes
If your unregistered notes are held through The Depository Trust Company ("DTC") and you wish to participate in the exchange offer, you may do so through the automated tender offer program of DTC. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal. By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:
• any new notes you receive will be acquired in the ordinary course of your business;
• you have no arrangement or understanding with any person to participate in a distribution of the new notes;

• if you are not a broker-dealer or are a broker-dealer but will not receive new notes for your own account in exchange for unregistered notes, you are not engaged in and do not intend to engage in a distribution of the new notes;

• if you are a broker-dealer that will receive new notes for your own account in exchange for unregistered notes that were acquired by you as a result of market-making or other trading activities, that you will deliver a prospectus, as required by law, in connection with any resale of such new notes; and
• you are not our "affiliate", as defined in Rule 405 of the Securities Act, nor a broker-dealer tendering unregistered notes acquired directly from us for your own account.
Special Procedures for Beneficial Owners
If you own a beneficial interest in unregistered notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender unregistered notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf.
Guaranteed Delivery Procedures
If you wish to tender your unregistered notes and cannot comply, prior to the expiration date, with the applicable procedures under the automated tender program of DTC, you must tender your unregistered notes according to the guaranteed delivery procedures described in "The Exchange Offer—Guaranteed Delivery Procedures" beginning on page 113.
Certain U.S. Federal Income Tax Considerations
The exchange of unregistered notes for new notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. Please read "Certain U.S. Federal Income Tax Consequences of the Exchange Offer" beginning on page 169.

Use of Proceeds	We will not receive any cash proceeds from the issuance of new notes.
The Exchange Agent
We have appointed The Bank of New York as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:
For Delivery by Mail, Overnight Delivery or Delivery By Hand:
The Bank of New York 101 Barclay Street 7E New York, New York 10286 Attn: Carolle Montreuil
For Facsimile Transmission (for eligible institutions only):
(1) 212 298 1915
To Confirm Receipt:
(1) 212 815 5920

TERMS OF THE NEW NOTES

Issuer	Bluewater Finance Limited.
Notes	U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012.
Guarantors
Aurelia Energy N.V. and each of its direct and indirect subsidiaries other than Bluewater Finance Limited and Brightfield Corporation (a subsidiary in liquidation with no material assets, liabilities or operations).
Guarantees	The guarantors will fully and unconditionally guarantee, on a joint and several basis, the payment of all interest, principal and other amounts, if any, under the new notes and the indenture.
Maturity Date	February 15, 2012.
Interest
10 1/4% per annum, payable semi-annually in arrears on each February 15 and August 15, beginning, with respect to the new notes, on August 15, 2003. Interest on the new notes will accrue from the most recent interest payment date.
Ranking
The new notes will be general unsecured obligations of Bluewater Finance Limited and will rank equally in right of payment with all future unsecured and unsubordinated obligations of Bluewater Finance Limited.

The guarantees of the new notes will be unsecured senior subordinated obligations of each guarantor, will be subordinated in right of payment to certain senior indebtedness of such guarantor and will be effectively subordinated to existing and future secured obligations of such guarantor. The guarantees of the new notes will rank equally in right of payment with all existing and future trade payables and senior subordinated obligations of each guarantor. On an adjusted basis giving effect to the issuance of the unregistered notes and the use of proceeds therefrom, as of March 31, 2003, the guarantors on a consolidated basis had U.S.$611.4 million of outstanding indebtedness (including secured indebtedness) that would have ranked senior to the guarantees of the new notes.
Change of Control
If we experience a Change of Control (as defined in "Description of the Notes—Certain Definitions"), each holder will have the right to require Bluewater Finance Limited to repurchase its new notes at 101% of their principal amount plus accrued and unpaid interest, if any, and any other amounts due.
Optional Redemption
Other than out of the proceeds of certain public equity offerings prior to February 15, 2005, or for certain tax reasons discussed below, Bluewater Finance Limited may not redeem the notes prior to February 15, 2007. On or after February 15, 2007, Bluewater Finance Limited may redeem all or a portion of the notes at the prices set forth under "Description of the Notes—Redemption".

Redemption for Certain Changes in Tax Laws
The notes may be redeemed at the option of Bluewater Finance Limited in whole, but not in part, at any time at a price equal to the principal amount thereof, together with accrued and unpaid interest, if any, and other amounts due to the date of redemption, if Bluewater Finance Limited has or will become obligated to pay certain additional amounts as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of any "relevant taxing jurisdiction", or any change in the application or official interpretation of such laws, regulations or rulings, which change or amendment becomes effective on or after the date on which we first issued our notes. See "Description of the Notes—Additional Amounts" and "Description of the Notes—Redemption—Redemption for Taxation Reasons".
Certain Covenants	The indenture contains certain covenants that, among other things, limit our ability to:
• incur additional indebtedness;
• make certain payments, including dividends or other distributions, with respect to our share capital and the share capital of our subsidiaries;
• make certain investments;
• prepay subordinated debt;
• create certain liens;
• make certain sale and leaseback transactions;
• engage in certain transactions with affiliates;
• issue or sell the share capital of certain subsidiaries;
• engage in certain asset sales;
• consolidate, merge or transfer all or substantially all our assets; and
• enter into other lines of business.

In addition, other than with respect to maintaining its corporate existence and fulfilling its obligation under the notes, the indenture prohibits Bluewater Finance Limited from engaging in any business activity other than entering into the intercompany loan with Bluewater Holding B.V. These covenants are subject to a number of important limitations and exceptions. See "Description of the Notes".
Registration Rights
If we fail to complete the exchange offer as required by the registration rights agreement, we will be obligated to pay additional interest to holders of unregistered notes. Please read "Registration Rights Agreement" beginning on page 165 for more information regarding your rights as a holder of unregistered notes.

Listing	Application has been made to list the new notes on the Luxembourg Stock Exchange.
Governing Law	New York.
Trustee and Principal Paying Agent	The Bank of New York.
Luxembourg Paying Agent	The Bank of New York (Luxembourg) S.A.
Risk Factors	See "Risk Factors" beginning on page 23 for a discussion of certain factors to be considered in connection with an investment in the new notes.

For further information regarding the new notes, see "Description of the Notes".

SUMMARY FINANCIAL INFORMATION

        The summary financial information as of and for the three years ended December 31, 2000, 2001 and 2002 in this section has been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP and audited by Deloitte & Touche Accountants. The data as of March 31, 2003 and for the three months ended March 31, 2002 and 2003 has been derived from our unaudited interim condensed consolidated financial statements prepared in accordance with U.S. GAAP and included elsewhere in this prospectus and include all adjustments (consisting only of normal recurring adjustments) which we consider necessary for a fair presentation of the financial information included therein. You should read the following summary financial data in conjunction with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As at and for the year ended December 31,			As at and for the three months ended March 31,
	2000	2001	2002	2002	2003
	(in U.S.$ thousands, except ratios)
Income Statement Data:
Revenues	200,197	197,317	262,799	56,062	56,100

Operations expenses	67,847	83,795	145,309	27,164	29,414
Selling, general and administrative expenses	7,834	9,467	9,736	2,542	2,431
Other operating income	(3,847)	(3,375)	(4,046)	(397)	(993)
Depreciation of tangible fixed assets and amortization of intangible fixed assets	64,058	58,335	54,038	13,803	12,952

Total operating expenses	135,892	148,222	205,037	43,112	43,804

Operating income	64,305	49,095	57,762	12,950	12,296

Net income	59,839	63,880	37,378	9,299	7,802

Balance Sheet Data:
Cash and cash equivalents	25,295	15,713	23,024	15,881	15,407
Fixed assets(1)	741,050	977,700	1,018,785	974,668	1,039,729
Total assets	910,022	1,189,187	1,279,820	1,185,325	1,301,694
Total debt(2)	347,754	546,577	581,103	540,364	609,431
Subordinated Marenco loan	116,350	117,616	125,849	119,646	128,022
Shareholder's equity (net assets)	366,951	424,704	460,191	434,633	468,750
Cash Flow Data:
Net cash provided by (used in) operating activities	103,835	73,719	84,420	31,138	(3,752)
Net cash (used in) investing activities	(11,884)	(285,102)	(95,105)	(10,771)	(33,895)
Net cash provided by (used in) financing activities	(87,047)	203,275	20,018	(20,081)	29,984

Other Financial Data and Ratios:
EBITDA(3)
FPSO business	128,061		114,842		126,470		31,777		28,882
SPM business	302		(7,412)		(14,670)		(5,024)		(3,634)

Total	128,363		107,430		111,800		26,753		25,248

Capital expenditures, net(4)	11,911		13,647		95,105		10,774		34,147
Cash interest paid(5)	28,232		20,738		41,829		8,201		10,575
Ratio of EBITDA to cash interest paid	4.55	x	5.18	x	2.67	x	3.26	x	2.39	x
Ratio of net debt to EBITDA(6)	2.54	x	4.94	x	4.99	x	—		—
Ratio of earnings to fixed charges(7)	2.10	x	2.15	x	1.25	x	1.35	x	0.94	x

Notes:

(1)
"Fixed assets" includes tangible fixed assets.

(2)
"Total debt" includes all indebtedness other than the subordinated Marenco loan.

(3)
"EBITDA" is defined as operating income (loss) plus depreciation and amortization. EBITDA is presented as additional information because we believe that it is a useful measure for certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. We also believe that it provides a useful measure of the level of profitability we achieve with our asset base. EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP. The following table presents a reconciliation of our EBITDA to net income and net cash provided by operating activities for the periods indicated.

	For the year ended December 31,			For the three months ended March 31,
	2000	2001	2002	2002	2003
	(in U.S.$ thousands)
EBITDA	128,363	107,430	111,800	26,753	25,248
Depreciation of tangible fixed assets and amortization of intangible assets	(64,058)	(58,335)	(54,038)	13,803	12,952
Financial income and expense	(26,376)	(17,829)	(43,999)	(9,832)	(11,692)
Income taxes	21,910	32,614	23,615	(6,181)	(7,198)

Net income	59,839	63,880	37,378	9,299	7,802
Adjustments to reconcile net income to cash provided	44,114	28,495	41,087	9,767	8,366
Changes in operating assets and liabilities, net of effect of acquisitions	(118)	(18,656)	5,955	12,072	(19,920)

Net cash provided by (used in) operating activities	103,835	73,719	84,420	31,138	(3,752)

(4)
"Capital expenditures, net" represents additions to fixed assets less disposals of fixed assets and excludes our acquisitions of the Haewene Brim, the Munin and their related operating companies.

(5)
"Cash interest paid" is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated and unsubordinated Marenco loans and less amortization of debt arrangement fees.

(6)
"Net debt" is defined as total debt less cash and cash equivalents.

(7)
The term "earnings" is the amount of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, plus amortization of capitalized interest, plus distributed income to equity investees, plus the share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, less preference security dividend requirements of consolidated subsidiaries, less the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. The term "fixed charges" means the sum of the following: (a) interest expensed or capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries. The term "preference security dividend" is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities, computed as the amount of the dividend divided by one minus the effective income tax rate applicable to continuing operations.

RISK FACTORS

        In addition to the other information contained in prospectus, you should carefully consider the following risk factors before investing in the new notes. If any of the possible events described below occur, our business, financial condition or results of operations could be materially and adversely affected. If that happens, we may not be able to satisfy our obligations under the new notes and the guarantees thereof, and you could lose all or part of your investment.

Risks Related to Our Business

We depend on capital expenditures by the offshore oil industry and reductions in such expenditures have had and may continue to have a material adverse impact on our business.

        Demand for our products and services depends to a large extent on the level of offshore exploration and production activity by oil companies and the level of capital expenditures by the oil industry that is devoted to offshore operations. These factors in turn depend in part on prevailing oil prices, expectations about future prices, the cost of exploring for, producing and delivering oil, the discovery rate of new oil reserves in offshore areas, domestic and international political, military, regulatory and economic conditions, technological advances and the ability of oil companies to generate funds for capital expenditures. Prices for oil historically have been extremely volatile and have reacted to changes in the supply of and demand for oil (including changes resulting from the ability of the Organization of Petroleum Exporting Countries to establish and maintain production quotas) and domestic and worldwide economic conditions and political instability in oil producing countries. In particular, uncertainties with respect to international political, military and economic conditions, expectations with respect to oil prices that have followed the terrorist attacks in New York City and Washington, D.C. on September 11, 2001 and international developments concerning Iraq may exacerbate the risk of change with respect to the foregoing.

        Although our service agreements are designed to minimize the effect of fluctuations in the price of oil and levels of exploration and production activities by oil companies, changes in the price of oil and decreases in the level of exploration and production could affect the decisions of oil companies to extend our existing contract periods or to enter into new service agreements, particularly in marginal fields and fields that are near the end of their productive lives. Changes in oil prices that impact levels of production could also affect the amount of tariff or bonus payments we earn under our service agreements. Furthermore, our SPM business is particularly susceptible to fluctuations in the price of oil and levels of exploration and production activity by oil companies, because SPM systems are typically sold rather than leased. Historically, oil companies have reduced their capital expenditures on SPM systems during periods of depressed oil prices and decreased levels of exploration and production activities. For instance, our SPM business generated revenues of U.S.$193.8 million and EBITDA of U.S.$26.2 million in 1998 when exploration and production activities reached comparatively high levels, but generated revenues of only U.S.$17.4 million and EBITDA of only U.S.$0.3 million in 2000 when exploration and production activities reached relatively low levels.

        No assurance can be given that current levels of exploration and production activity and capital expenditures on offshore oil operations will continue or that demand for our products and services will continue at the same level relative to the level of those activities. We anticipate that prices for oil will continue to be volatile and affect the demand for and pricing of our products and services. While we believe that having a flexible and scalable workforce is an important factor in managing business cycles, a material decline in oil prices or offshore exploration and production activities could materially adversely affect our ability to extend existing contract periods, enter into new service agreements or secure new SPM development contracts.

We generate the majority of our revenues from a limited number of FPSOs and customers and the loss of revenues from any of these vessels or customers could have a material adverse effect on our financial condition and business prospects.

        We generate the majority of our revenues from the contract payments that we receive for the provision of FPSOs and related services under our existing service agreements. Our FPSO fleet currently consists of five high specification FPSOs: the Bleo Holm, the Uisge Gorm, the Glas Dowr, the Haewene Brim and the Munin. While each of the FPSOs has been contracted to an oil company, we currently receive contract payments for only the Bleo Holm, the Uisge Gorm, the Haewene Brim and the Munin. Further, while we expect to begin receiving contract payments for the operation of the Glas Dowr in June 2003, we expect to stop receiving contract payments for the Munin under its existing service agreement in February 2004. The loss of revenues from any of these FPSOs or customers, whether as a result of damage or destruction of the vessel, our inability to meet production uptime requirements, the depletion of any of the oil fields on which they operate, the termination of their service agreements for any reason after the expiration of the minimum contract period, the inability or unwillingness of customers to make payments under any of their service agreements, or our inability to obtain new service agreements (particularly with respect to the Munin) could have a material adverse effect on our financial condition and results of operation.

Our projects may be subject to delays and cost overruns.

        Our FPSO and SPM projects may be subject to delays and cost overruns due to delays in equipment deliveries, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, shortages of materials or skilled labor or labor unrest. Our FPSO projects may be particularly susceptible to cost overruns and delays due to the engineering and construction uncertainties inherent in the development and modification of FPSOs. Based on our experience, we believe that the cost of constructing a high specification FPSO (including the cost of procuring and converting a hull) ranges from U.S.$250.0 million to U.S.$350.0 million, though larger and more complex FPSOs may have higher construction costs. The cost of modifying an existing FPSO depends to a large degree on the scope and nature of the work to be performed. In the past, we have experienced cost overruns and delays in connection with the development and modification of our FPSO fleet. While we have implemented measures to assist us in completing projects on time and within budget, we have continued to experience delays and budget overruns in connection with some of our FPSO projects, including, most recently, the modification of the Glas Dowr, which is currently eight months behind schedule and approximately U.S.$65.7 million over budget. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Redeployment of the Glas Dowr", "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures" and "Business—FPSO Business—FPSO Fleet and FPSO Hulls—Glas Dowr". Some of the delays and budget overruns that we have experienced have been due to factors beyond our control. There can be no assurances that we will not experience material cost overruns or delays in the future. Because we bid our service agreements and SPM delivery contracts at fixed prices, any cost overruns or delays may require us, among other things, to seek to incur additional indebtedness to complete a project and may make it more difficult for us to be awarded projects or to secure financing for projects in the future. In addition, because we generally earn contract payments after the date of first oil, material project delays could adversely affect the timing of the revenues we receive under our new service agreements and, consequently, could affect our ability to service any indebtedness incurred in connection with the project. As a result, significant cost overruns or delays could have a material adverse effect on our liquidity, financial condition and results of operations. There can be no assurance that we would be able to fund any delays or overruns, through the incurrence of indebtedness or otherwise, or that such funds would be provided on favorable terms.

We are subject to competition which could limit our ability to maintain or increase our market share or to maintain our prices at profitable levels.

        We operate in markets that are highly competitive and subject to business cycles. Most of our service agreements and SPM delivery contracts are obtained through a competitive bidding process which is standard for the industry in which we operate. We compete with both international and local companies. While price is a major factor influencing whether we are awarded an FPSO or SPM contract, other important factors include equipment availability, service quality, technological capacity, performance, reputation (particularly with respect to safety and performance), customer relations, long-standing relationships and experience of personnel. While we are a leader in both the FPSO and SPM markets, some of our competitors may be better positioned to withstand and adjust more quickly to volatile market conditions, such as fluctuations in oil prices and exploration and production levels or changes in government regulations. In addition, the FPSO market is characterized by long lead times for construction and competition in obtaining service agreements. FPSOs have few alternative uses and, because of their nature and the environment in which they operate, have relatively high capital costs, whether or not operating. Because these costs are essentially fixed, and in order to avoid additional expenses associated with temporarily idling or "stacking" our FPSOs, we may from time to time be required to bid our products and services for operation or delivery at unattractive rates. See "Business—Competition". We cannot predict the future level of demand for our products or services.

Our business is subject to operational risks which may not be insured or insurable on economically favorable terms.

        Our operations are subject to hazards inherent in the offshore oil industry, including blowouts, reservoir damage, loss of production, loss of well control, cratering and fires, the occurrence of which could result in the suspension of production operations, substantial damage to or destruction of equipment and injury or death to personnel on board our vessels. Damage to the environment could result from our operations, particularly through oil spillage or extensive uncontrolled fires. In addition, our operations are subject to maritime hazards, including capsizing, grounding, collision and loss or damage from severe weather or storms.

        We maintain insurance coverage in such amounts as we believe to be prudent against normal risks in our operations, including, among other things, the risk of pollution and damage to vessels. Certain risks (such as business interruptions and environmental liabilities in excess of certain limits), however, are either not insurable or are insurable only at rates we consider uneconomical. The cost to obtain and maintain insurance could increase or decrease in the future for any number of reasons. In the aftermath of the events in the United States on September 11, 2001, premiums on insurance for our FPSO operations have increased by over 100%. As a result, there can be no assurance that we will continue to maintain current levels of insurance beyond that required by our service agreements and we may determine in the future to carry less insurance or not to insure at all. Moreover, our insurance coverage does not protect against loss of revenues, although we are required under our credit facility to obtain such insurance if the number of FPSOs from which we receive revenues falls below three.

        Depending on competitive conditions and other factors, we seek to obtain indemnity agreements from our customers which require them to hold us harmless in the event of loss of production, reservoir damage or liability for pollution that originates below the surface of the water. We generally rely on these indemnities to protect us from risks which are uninsurable or insurable only at rates which we believe are uneconomical. When obtained, these contractual indemnifications may include cross-indemnification provisions, and the obligations thereunder may not be supported in all cases by adequate insurance maintained by the customer or required to be maintained by us. We have agreed to indemnify each of Amerada Hess, Talisman and SOI in the case of the Uisge Gorm, the Bleo Holm and the Munin, respectively, subject to amount limitations in the respective service agreements, in respect of pollution emanating from our FPSOs and certain other equipment which we have supplied, and each of

Amerada Hess, Talisman and SOI has agreed to indemnify us with respect to the foregoing in excess of those amount limitations and in respect of pollution emanating from the field, reservoir or wells (in the case of the Munin, subject to certain exceptions). Under our new service agreement with PetroSA, we have agreed to indemnify PetroSA, subject to amount limitations, in respect of pollution emanating from our FPSO, shuttle tankers and certain subsea and other equipment, and PetroSA has agreed to indemnify us with respect to the foregoing in excess of those amount limitations (subject to an exclusion in the event our insurer denies coverage) and in respect of pollution emanating from wells and certain subsea and other equipment. In the case of the Haewene Brim, we have agreed to indemnify Enterprise Oil in respect of certain pollution emanating from our FPSO (unrelated to oil from the field) and certain other equipment we have supplied, and Enterprise Oil has agreed to indemnify us for pollution relating to oil from the field. These indemnity arrangements may not protect us in all circumstances.

        There can be no assurance that any insurance or contractual indemnity protection will be sufficient or effective under all circumstances or against all hazards to which we may be subject. The occurrence of a significant event not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations to us could materially and adversely affect our results of operations and financial condition. Moreover, there can be no assurance that we will be able to maintain adequate insurance in the future at commercially reasonable rates or that any particular types of coverage will continue to be available.

Our internal restructuring and Dutch tax treatment of our group companies remain subject to review.

        Effective January 2000, we entered into an internal restructuring process. In connection with this restructuring, the economic interests in most of the assets and liabilities of certain non-Dutch group companies were sold to Bluewater Holding B.V., while legal title to the assets and liabilities transferred remained with the selling companies. The valuation of the assets and liabilities was based on a valuation report prepared by an independent investment bank. The sales of these economic interests resulted for the purposes of income taxes only in intercompany profits at the level of our non-Dutch operating companies and the creation of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. Although we have had extensive discussions with the Dutch tax authorities, among others, the tax consequences of the restructuring remain subject to further review. See "Business—Internal Restructuring".

        In May 2002, we received a draft tax audit report from the Dutch tax authorities. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not represent a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft audit report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002, additional taxes with respect to certain non-Dutch group members for their 1997 and 1999 tax years. The total amount of these assessments, including interest, is €52.9 million (U.S.$55.5 million as of December 31, 2002 and U.S.$57.7 million as of March 31, 2003), consisting of €12.0 million (U.S.$12.6 million as of December 31, 2002 and U.S.$13.1 million as of March 31, 2003) for the 1997 tax year, €16.0 million (U.S.$16.8 million as of December 31, 2002 and U.S.$17.4 million as of March 31, 2003) for the 1998 tax year and €24.9 million (U.S.$26.1 million as of December 31, 2002 and U.S.$27.1 million as of March 31, 2003) for the 1999 tax year. We are in discussions with the Dutch tax authorities regarding these taxes and are vigorously contesting their assessment. We believe that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that the assessment of such additional taxes is contrary to certain favorable tax rulings which we have received from them. We also believe that, even if the methodology used by the Dutch tax authorities in formulating the assessments were accepted as correct (which we do not), the assessments contain a double-counting of certain taxes (estimated at €7.0 million (U.S.$7.3 million as of December 31, 2002 and U.S.$7.6 million as of March 31, 2003)) and that, even assuming the methodology used by the Dutch tax authorities in formulating the assessments were accepted as correct (which we do not), the total amount of the assessments, including interest, should not exceed €45.9 million (U.S.$48.2 million as of December 31, 2002 and U.S.$50.0 million as of March 31, 2003). In any event, we believe that any assessment of additional taxes is incorrect, and that it is likely that we will prevail on the merits in any final determination of the assessments. Accordingly, we intend to continue to contest vigorously the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessments. Administrative and judicial review of the assessments in the Netherlands would likely take several years. We intend to withhold payment of such taxes pending final resolution of the issue and have not established any accruals for these tax assessments. There can be no assurance, however, that the relevant issues will ultimately be resolved in our favor.

        In connection with the draft tax audit report, we have had discussions with the Dutch tax authorities concerning our internal restructuring. See "Business—Internal Restructuring". In the course of such discussions, the Dutch tax authorities have confirmed to us that they will not seek to tax any capital gain that may be associated with the sale of the relevant economic interests in connection with our internal restructuring, but instead will focus their analysis only on the amount of goodwill and deductible interest related to the internal restructuring and the percentage of goodwill and deductible interest from our internal restructuring that should ultimately be attributed to our non-Dutch activities. The outcome of such discussions could limit our ability to take advantage of future tax savings that may ultimately be realized in connection with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest that we may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$768.0 million of interest bearing intercompany debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. Notwithstanding our current estimates, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on our actual tax position, because such definitive quantification depends on a number of possible future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to our internal restructuring, as well as the outcome of any relevant proceedings. In addition, in December 2001, U.S.$379.5 million of the intercompany indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions or any proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

Our business is subject to governmental regulation and environmental laws with which it may be difficult or impossible to comply and which could lead to significant liabilities.

        Our operations are subject to various governmental laws and regulations, including those relating to equipping and operating offshore vessels, vessel safety, currency conversions and repatriation, oil exploration and development, taxation of foreign earnings and earnings of expatriate personnel and the use of local employees and suppliers by foreign contractors. In addition, we depend on the demand for our services from the offshore oil industry and, therefore, we are affected by changing taxes, price controls and other laws that affect the oil industry generally and offshore exploration and production specifically. The adoption of laws and regulations curtailing exploration and development drilling for oil for economic or other policy reasons or practical restrictions on our ability to provide our services to our customers could adversely affect our operations by limiting demand for offshore production services. We cannot predict the extent to which our future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

        Our operations and assets are also affected by various environmental protection laws and regulations, including those relating to discharges into the air and water, the handling and disposal of waste and the health and safety of employees. The technical requirements of these laws and regulations are becoming increasingly complex, stringently enforced and expensive to comply with. Certain environmental laws provide for strict liability, rendering a party liable for environmental damage, personal injury and threats to health and safety without regard to its negligence or fault. Certain environmental laws may also expose us to joint and several liability for the conduct of others or for acts that complied with all applicable laws when they were performed. Sanctions for non-compliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. As a result, there can be no assurances that we will be able to comply with these laws in the future or that we will not be subject to liabilities that could adversely affect our financial condition or results of operation.

Our efforts to protect our intellectual property rights or to defend ourselves against any claims of infringement may be costly and, if unsuccessful, we may be barred from using our technology.

        Our results of operations depend in part upon our ability to develop and protect proprietary technology and operational know-how. We rely on a combination of patents and trade secret laws to establish and protect our proprietary technology. As a result, we enter into confidentiality agreements with our employees, contractors, customers and potential customers and limit access to and distribution of our technology. However, we cannot assure you that the actions we take will be adequate to deter the misappropriation or the independent third party development of technology that is substantially similar to ours. In particular, loss of employees in possession of operational and technical know-how to competitors could result in such information falling into the hands of our competitors, and it may be difficult for us to prove its use by those competitors and enforce our rights in it.

        Our strategy for filing patent applications is based principally around protecting our designs in selected jurisdictions which we consider to be important. However, ownership of our own patents or applications does not guarantee us freedom to operate over previously filed patents of others. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as the laws of the Netherlands, the Netherlands Antilles or the United States. Enforcing intellectual property rights against others or defending ourselves against claims of infringement could result in substantial costs and diversion of management and technical personnel and resources. The outcome of intellectual property proceedings could also impair our ability to develop and commercialize products and result in the award of substantial damages against us. In the event of an unfavorable outcome in litigation, we may need to obtain licenses or redesign our technologies or potential product to avoid infringement.

        Although we are not currently involved in any litigation regarding our intellectual property rights, or our possible infringement of intellectual property rights of others, we cannot assure you that we will not be involved in intellectual property litigation in the future. In the past, a competitor informed us that it believed we infringed upon a number of its pending patents. With respect to these patents, we received advice from our patent agent that our product design does not infringe upon any valid claim of the patent or application, modified our product design to one which in the opinion of our patent agent does not infringe upon any valid claim of the patent or application or successfully commenced an opposition proceeding. In addition, we are aware of a European patent application that is parallel to the patent application which was the subject of our successful opposition proceeding. This application has not yet been granted and we have received advice from our patent agent that we have not infringed and do not infringe on any valid claim of the related patent should the application be granted.

        We have no registered trademarks and rely on unregistered trademark rights in the countries in which we operate, to the extent that they exist, in order to protect our business name.

We are subject to risks associated with international operations which could negatively affect our business or results of operations.

        Our operations in some parts of the world are subject to certain political, economic and other uncertainties including risks of war and other international conflicts, expropriation or nationalization of assets, renegotiation or nullification of existing contracts, changing political conditions, changing laws and policies affecting trade and investment, changes in tax structures (including tax lease arrangements) and the general hazards associated with the assertion of foreign sovereignty over certain areas in which our operations are conducted, each of which may limit the movement of assets or funds or result in the deprivation of contractual rights or the taking of property without fair compensation. Additionally, our ability to compete in many foreign jurisdictions may be adversely affected by foreign governmental regulations that encourage or mandate the hiring of local contractors or by regulations that require foreign contractors to employ nationals or purchase supplies from a particular jurisdiction. Our future foreign operations could face the additional risks of fluctuating currency values, currency shortages and controls of foreign currency exchange. There can be no assurance that we will not be subject to material adverse developments with respect to our international operations.

Our operations are dependent on certain management personnel.

        Our future success will depend to a significant extent on our executive officers and other key management personnel. In addition, the success of any potential acquisitions may depend, in part, on our ability to retain management personnel of the acquired companies. Although we have employment agreements with several of our executive officers and key personnel, including Mr. Hugo Heerema, there can be no assurance that we will be able to attract or retain qualified management in the future. See "Management".

Risks Related to the Notes

We have substantial indebtedness and may incur substantial additional indebtedness in the future, and our level of indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes or the guarantees.

        We have now and will continue to have after the offering of the new notes a substantial amount of indebtedness. On an adjusted basis giving effect to the issuance of the unregistered notes and the use of proceeds therefrom, as of March 31, 2003, our total debt (which excludes the subordinated Marenco loan), consolidated total assets and shareholder's equity was U.S.$611.4 million, U.S.$1,303.7 million and U.S.$468.8 million, respectively. Our ratio of earnings to fixed charges was 1.25x for the year ended December 31, 2002 and, on an adjusted basis giving effect to the issuance of the unregistered notes and the application of the proceeds therefrom, was 0.94x for the three months ended March 31, 2003.

        Our substantial indebtedness could have important consequences to you. For example, it could:

  •
  make it more difficult for us to repay the intercompany loan, which in turn could prevent Bluewater Finance Limited from satisfying its financial obligations under the notes;

  •
  make it more difficult for us to satisfy our obligations with respect to the guarantees;

  •
  increase our vulnerability to adverse general economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

  •
  limit our flexibility in planning for or reacting to changes in our businesses and the industries in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt;

  •
  limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds; or

  •
  increase the cost of additional financing.

        In the future, we will be able to incur substantial additional indebtedness, including indebtedness that ranks senior or effectively senior to the guarantees of the notes, and the terms of the indenture do not fully prohibit us from doing so. On an adjusted basis giving effect to the issuance of the unregistered notes and the application of the proceeds therefrom, as of March 31, 2003, we had approximately U.S.$260.4 million of additional availability under our credit facility. Any borrowings thereunder would have ranked senior to Bluewater Holding B.V.'s obligations under the intercompany loan and the guarantors' obligations under the guarantees. See "Description of Certain Financing Arrangements". This new indebtedness may increase the risks described above.

        In addition, certain of our financing arrangements impose operating and financial restrictions on our business. These provisions require us to maintain minimum levels of tangible net worth and liquidity and ratios of operating income to gross interest expense and net income to dividend and interest expense above certain specified levels. These provisions may negatively affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund needed capital expenditures, significantly increase research and development expenditures, or withstand a continuing or future downturn in our business. For a discussion of our material financing arrangements other than the notes, see "Description of Certain Financing Arrangements".

If we are unable to comply with the restrictions and covenants in our debt agreements, there could be a default under the terms of these agreements, which could result in acceleration of payment of funds that we have borrowed or termination of such agreements.

        If we are unable to comply with the restrictions and covenants in our current or future debt and other agreements, there would be a default under the terms of these agreements. Our ability to meet our financial ratios and tests may be affected by events beyond our control. We cannot assure you that we will be able to meet these tests. In the event of a default under these agreements, the parties could terminate their commitments to lend to us or accelerate the loans and declare all amounts borrowed due and payable or terminate the agreements as the case may be. Agreements that contain cross-acceleration or cross-default provisions may be accelerated and become due and payable. If any of these events occur, we cannot assure you that our assets would be sufficient to repay in full all of our indebtedness, including Bluewater Holding B.V.'s indebtedness to Bluewater Finance Limited under the intercompany loan, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

Our ability to make payments under the guarantees and the intercompany loan, and thus Bluewater Finance Limited's ability to make payments under the notes, is dependent on our future operating performance.

        Bluewater Finance Limited is a finance subsidiary that has been established to issue notes and to loan the proceeds to Bluewater Holding B.V. pursuant to the intercompany loan. Other than the receivable from the intercompany loan, Bluewater Finance Limited does not have any significant assets and does not now, and is not expected to, have any operations other than those relating to acting as issuer of the notes. Bluewater Finance Limited's ability to meet its financial obligations under the notes will depend on payments under the intercompany loan. These payments and our ability to satisfy our obligations under the guarantees will depend on our future operating performance, which is subject to prevailing economic conditions, industry cycles and financial, business and other factors, many of which are beyond our control. There can be no assurance that our business will continue to generate cash flows at or above current levels. If we are unable to generate sufficient cash flows from operations to service the intercompany loan, we may be required, among other things, to seek additional financing in the debt market, to refinance or restructure all or a portion of our indebtedness, to sell selected assets or to reduce or delay planned capital expenditures or acquisitions. There can be no assurance that any of these measures will enable us to service our indebtedness under the intercompany loan or meet our obligations under the guarantees, or that any such financing, refinancing or sale of assets would be available on economically favorable terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources".

Your right to receive payments under the guarantees is junior to most of our existing indebtedness and possibly all of our future borrowings.

        The guarantees are subordinated in right of payment to certain senior indebtedness of the guarantors, including borrowings under our credit facility. In the event of bankruptcy, liquidation or reorganization relating to us, the assets of the guarantors will be available to pay obligations on the guarantees only after such senior indebtedness of the guarantors has been paid in full. The guarantees are also effectively subordinated to secured indebtedness of the guarantors to the extent of the assets securing any such indebtedness. In the event of a bankruptcy, liquidation or reorganization, any assets of the guarantors which may remain after payment to our secured creditors and certain senior indebtedness may not be sufficient to pay the amounts due on the guarantees. See "—Relevant insolvency laws may adversely affect recovery by the holders of the notes". On an adjusted basis giving effect to the issuance of the unregistered notes and the use of proceeds therefrom, as of March 31, 2003, the guarantors had U.S.$611.4 million of senior indebtedness outstanding (including secured indebtedness), and approximately U.S.$260.4 million of availability under our credit facility. The guarantors from time to time may incur additional senior indebtedness, subject to certain restrictions.

        The guarantors may not make any payment in respect of the notes under their guarantees, or repurchase, redeem or otherwise retire any of the notes if certain Designated Senior Indebtedness (as defined under "Description of the Notes") is not paid when due or any other default on such Designated Senior Indebtedness occurs and the maturity is accelerated unless, in either case, the default has been cured or waived, the acceleration has been rescinded or the indebtedness has been paid in full. Under certain circumstances, if a non-payment default exists with respect to Designated Senior Indebtedness which would permit the holders of the Designated Senior Indebtedness to accelerate the maturity thereof, upon notice, the guarantors may not make any payments on the guarantees for a specified time, unless such default is cured or waived, or the Designated Senior Indebtedness is paid in full. See "Description of the Notes—Subordination of the Guarantees" and "Description of Certain Financing Arrangements".

Obligations under our tax lease arrangements rank senior to the guarantees and may affect our ability to make payments on the notes.

        We entered into certain tax lease arrangements for the Uisge Gorm, the Glas Dowr and the topsides of the Bleo Holm from 1994 to 1999 and, in June 2003, entered into a new tax leasing arrangement for the topsides of the Haewene Brim, in each case with a UK lessor that was able under UK tax law to obtain tax depreciation on the capital expenditure incurred by it on acquiring the leased assets. The economic structure of the tax lease arrangements is a common structure in the UK leasing market. These arrangements allow the lessor to claim tax depreciation in respect of its expenditure to acquire the vessel or the equipment. This depreciation is passed on to, or shared with, us in the form of reduced rentals. Our rental payment obligations were calculated by reference to a number of tax and financial assumptions made at the time the leases were entered into. Payment arrangements at the inception of the lease transactions were structured, and security has been provided, such that, subject to the adjustments described under "Business—Tax Lease Arrangements", we do not have any current rental payment or termination payment obligations with respect to the Uisge Gorm, the Glas Dowr, the topsides of the Bleo Holm or the topsides of the Haewene Brim. Although we have established tax lease benefits liabilities representing the amount that we would be required to repay in the event of a voluntary termination, in the event of an involuntary termination or an adverse tax change under our tax lease arrangements (whether prospective or retrospective), the tax lease benefits liability presented in our balance sheets might be required to be repaid to the lessor at an amount greater than the carrying value of the liability, which could have a material adverse effect on our financial condition and results of operations. Even if the additional tax were assessed on the lessor rather than us, under the terms of the tax lease arrangements, the liability would ultimately fall on us, and, irrespective of this liability, the termination of our tax lease arrangements would result in us no longer being able to recognize financial benefits associated with these structures. Our obligations under our tax lease arrangements also include indemnification of the respective lessor under the leases for, among other things, maintenance and repair of our FPSOs subject to such lease arrangements, environmental damage and docking and port charges. Such inability to claim historical benefits, or imposition of additional liabilities, may have a material adverse effect on our financial position. In the event of our insolvency, bankruptcy or a similar event, our obligations under our tax lease arrangements would rank ahead of the guarantees in right of payment. Any insolvency, bankruptcy or similar event, after payment of our obligations under our tax lease arrangements and our other indebtedness ranking senior to the guarantees, could result in a material adverse effect on our ability to service payments on the notes. In addition, we may in the future enter into additional tax lease arrangements with respect to additional FPSOs that we develop or acquire. We would expect these leases to be subject to these same risks. See "Business—Tax Lease Arrangements".

Bluewater Finance Limited may not be able to repurchase your notes.

        Upon the occurrence of specific change of control events affecting us, you will have the right to require Bluewater Finance Limited to offer to repurchase your notes at 101% of their principal amount, plus accrued and unpaid interest and any other amounts due, if any. Bluewater Finance Limited's ability to repurchase your notes upon such a change of control event will be limited by the terms of our other debt agreements and our access to funds at the time of the repurchase. Upon a change of control event, we may be required immediately to repay the outstanding principal, any accrued interest thereon and any other amounts owed by us under our credit facility. The source of funds for these repayments would be our available cash or cash generated from other sources. However, we cannot assure you that we will have sufficient funds upon a change of control to satisfy our obligations under our other debt agreements and, accordingly, cannot assure you that Bluewater Finance Limited will have sufficient funds to repurchase any tendered notes.

The value of the guarantees may be limited by applicable laws.

        The guarantees are general unsecured senior subordinated obligations of the guarantors, are subordinated in right of payment to all existing and future senior obligations of the guarantors and effectively subordinated to existing and future secured obligations of the guarantors. Each guarantee ranks equal in right of payment with all existing and future trade payables and senior subordinated obligations of the respective guarantor. In addition, each guarantee is limited to the maximum amount that can be guaranteed by the particular guarantor without rendering the guarantee, as it relates to the guarantor, avoidable or otherwise ineffective under applicable laws relating to fraudulent conveyance, fraudulent transfer, financial assistance, ultra vires or similar laws or regulations affecting the rights of creditors generally. As a result, a guarantor's liability under its guarantee could be reduced to zero, depending upon the amount of its other obligations.

        Most of the guarantors are organized under the laws of the Netherlands, the Netherlands Antilles or England and Wales. The laws of other relevant jurisdictions may also limit the value of the guarantees. To the extent that Dutch or Netherlands Antilles law applies, a guarantee granted by a legal entity may be nullified by any of its creditors or in the event of a bankruptcy, the bankruptcy trustee, in the following circumstances:

  •
  the guarantee was granted without an obligation to do so;

  •
  the creditor concerned, or in the case of a bankruptcy, the creditors were prejudiced as a consequence of the guarantee; and

  •
  both the legal entity and, unless the guarantee was granted for no consideration, the beneficiary of the guarantee knew or should have known at the time the guarantee was granted that one or more of the entity's existing or future creditors would be prejudiced.

        Consequently, the validity of the guarantees by our Dutch and Netherlands Antilles subsidiaries may be challenged.

        In addition, a guarantee granted by a Dutch or Netherlands Antilles company that is not in the company's corporate interest may not be valid and enforceable. In determining whether granting the guarantee is in the interests of the company, a Dutch or Netherlands Antilles court would consider, among other things, the text of the articles of association of the company, whether the company derives a commercial benefit from granting the guarantee and whether the granting of the guarantee would endanger the continuity of the company. If the company derives insufficient commercial benefit from the transaction in which the guarantee is made or the guarantee would endanger the continuity of the company, the company (and the bankruptcy trustee in the case of a bankruptcy) may contest the validity and enforceability of the guarantee.

        Under English insolvency law, if a company goes into liquidation or administration, the liquidator or administrator of the company may apply to the court for relief, which may include an order to rescind a transaction entered into by the company at an undervalue, if the company was insolvent at the time of, or as a consequence of, the transaction and enters into liquidation or administration within two years of the completion of the transaction. Where a transaction is between connected persons, the insolvency is presumed. A transaction might be so challenged if it involved a gift or if the company received consideration of significantly lower value than the benefit given. However, a court may not make an order under this section in respect of a transaction at an undervalue if it is satisfied that if the relevant company has entered into the transaction in good faith for the purposes of carrying on its business and at the time it did so there were reasonable grounds for believing the transaction would benefit the company. We believe that the guarantees of our English guarantors are being provided in good faith for the purposes of continuing the business of those guarantors and that there are reasonable grounds for believing that the transaction will benefit those guarantors. Nevertheless, the provision of the guarantees could be challenged by a liquidator and administrator and a court might not support our analysis.

        Further, if the liquidator or administrator can show that a company has given a "preference" to any other person within six months of the onset of liquidation or administration (or two years if the preference is to a connected person) and, at the time of the preference, the company was insolvent or became so as a result of the preferential transaction, the court has the power, among other things, to set aside the preferential transaction. For these purposes, a company gives a preference to a person if that person is one of the company's creditors or a surety or guarantor for any of the company's debt or liabilities and the company does something, or allows something to be done, which has the effect of putting that person into a position which, in the event of the company going into insolvent liquidation, will be better than the position that person would have been in, if that thing had not been done. The court may not make an order avoiding a preferential transaction unless it is satisfied that the company giving the preference was influenced by a desire to improve that creditor's position. We believe that granting guarantees as part of this transaction should not constitute a preference, as we are not improving the position of existing creditors by giving such guarantees, but the provision of guarantees could be challenged by a liquidator or administrator and a court might not support our analysis.

        Finally, under English law, a transaction may be set aside by a court as a transaction defrauding creditors where it can be shown the transaction was at an undervalue and was entered into for the purposes of removing assets from the reach of a person who is making, or may make, a claim against a company or for the purposes of otherwise prejudicing the interests of such a person in relation to such a claim. This provision may be used by any person who claims to be a "victim" of the transaction and is therefore not limited to liquidators or other insolvency officers. There is no statutory time limit in the English insolvency legislation within which such challenge must be made and the company does not need to be insolvent at the time of the transaction.

Relevant insolvency laws may adversely affect recovery by the holders of the notes.

        There are two primary insolvency regimes under Dutch and Netherlands Antilles law: moratorium of payments and bankruptcy. Moratorium of payments is intended to facilitate the reorganization of a company's debts and to enable the company to continue as a going concern. Bankruptcy is designed to liquidate the company and distribute its assets to its creditors.

        Upon commencement of moratorium of payment proceedings, the court will grant a provisional moratorium. Subject to certain exceptions, a definitive moratorium will generally be granted upon the approval of the unsecured creditors. In each case, certain creditors are prevented from attempting to recover their claims from the assets of the debtor. The most important exceptions to this are secured and preferential creditors (such as tax and social security authorities). During moratorium of payment proceedings, secured creditors may proceed against the company's assets that secure their claims to satisfy their claims, and preferential creditors may seek to recover their claims except to the extent that those claims cannot be satisfied from the relevant claims.

        In Dutch and Netherlands Antilles bankruptcy proceedings, the assets of a company are generally liquidated and the proceeds distributed to its creditors on the basis of their relative claims. Certain parties (such as secured creditors) will have special rights that may adversely affect the interests of holders of the notes. The claim of a creditor may be limited depending on the date the claim becomes due and payable in accordance with its terms. Each of these claims will have to be submitted to the bankruptcy trustee for the purpose of verification. "Verification" allows the bankruptcy trustee to determine the value of the claim and whether and to what extent it will be admitted in the bankruptcy proceedings. The valuation of claims that otherwise could not have been payable at the time of the bankruptcy proceedings may be based on a net present value analysis. Creditors that wish to dispute the valuation of their claims by the bankruptcy trustee generally will need to commence a court proceeding. These verification procedures could cause holders of the notes to recover less than the amount owing under the guarantees. As a result, Dutch and Netherlands Antilles insolvency laws could limit the ability of the holders of the notes to effect a restructuring of the Dutch or Netherlands Antilles guarantors and reduce their recovery in an insolvency proceeding.

        The relevant English insolvency statutes empower English courts to make an administration order in respect of a company formed and registered in England and Wales and, in certain circumstances other companies. An administration order can be made if the court is satisfied that the relevant company is or is likely to become "unable to pay its debts" for the purpose of the relevant statute and if one of a number of purposes specified in the legislation would be satisfied by the making of the order. Those purposes include, among other things, the survival of the company as a going concern and a more advantageous realization of the company's assets than would be effected on a winding-up. During the administration, no proceedings or other legal process may be commenced or continued against a company except with leave of the court or consent of the administrator. If an English guarantor were to be subject to an administration order, it is unlikely that any of the guarantees would be enforceable while the relevant English guarantor was in administration.

        Insolvency laws in England and Wales are perceived as being favorable to secured creditors and afford debtors and unsecured creditors only limited protection from enforcement by secured creditors. In particular, English insolvency laws provide that, if a secured creditor with a fixed and floating charge over an English debtor company appoints an administrative receiver over all or substantially all of the assets of that debtor to realize the assets, the debtor company and the unsecured creditors of that debtor are precluded from seeking the making of an administration in respect of the debtor. Currently, a portion of the indebtedness of certain of our subsidiaries is secured by a charge over substantially all of such subsidiaries' assets.

        Legislative changes are, however, expected to vary this position. On November 7, 2002, the Enterprise Act received Royal Assent. The Explanatory Notes to the Enterprise Act state that, among other things, its main provisions are the amendment of insolvency law "by streamlining the administration procedure and restricting the ability of lenders to appoint an administrative receiver to the holders of pre-existing floating charges and certain capital market and other transactions". Once these provisions are brought into force, a secured lender will only be able to appoint an administrative receiver either pursuant to a charge created prior to "a date appointed by the Secretary of State by order made by statutory instrument" (it is not clear when the appointed date will be) or pursuant to an agreement which falls within the ambit of certain specified exceptions including a "capital market exception".

        In the event of a liquidation or similar proceedings under English law, the liabilities of the relevant debtor to its unsecured creditors will be satisfied only after payment of all secured indebtedness to the extent of the assets securing that indebtedness and after payment of all claims entitled to priority under English insolvency law. Those priority claims currently include certain amounts owed to Inland Revenue, UK Customs and Excise, in respect of social security contributions, in respect of occupational pension schemes and to employees. This position will, however, also change when the Enterprise Act becomes effective, as the Enterprise Act's main provisions include removing the Crown's preferential rights in all insolvencies and making provision to ensure unsecured creditors are major beneficiaries. The abolition of Crown preferences will apply to amounts due to Inland Revenue, UK Customs and Excise and in respect of social security contributions. Under the latter provision, unsecured creditors will have recourse to any floating charge assets up to a fixed amount (the "prescribed part") in priority to the holder of the floating charge. The prescribed part will be set out by order of the Secretary of State in a statutory instrument, but at the moment its extent is not finally known. The order will apply to all floating charges created after its commencement, regardless as to whether they fall within the capital market exception or not. As of the date of this prospectus, the order has not yet been published or brought into force.

        Insolvency laws of other relevant jurisdictions may also affect recovery by holders of the notes.

A trading market for the new notes may cease to exist.

        Although the new notes will be fungible for trading purposes with our outstanding registered notes, which have an established trading market, the continued liquidity of the market for those notes will depend upon the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. Although our outstanding registered notes have been listed on the Luxembourg Stock Exchange and may be traded among participants in The PortalSM market, and while the new notes are expected to be similarly listed and traded, a liquid trading market may cease to exist. While we believe that the current market makers for our outstanding registered notes will continue to act as market makers, they have no obligation to do so and may discontinue making a market at any time without notice.

Unexchanged unregistered notes will remain subject to transfer restrictions.

        The unregistered notes have not been registered under the U.S. Securities Act or the securities laws of any jurisdiction of the United States and, unless so registered, may not be offered or sold except pursuant to an exemption from, or a transaction not subject to, the registration requirements of the Securities Act and any applicable securities laws. If you do not exchange your unregistered notes for the new notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your unregistered notes. To the extent the amount of unregistered notes decreases because noteholders tender their unregistered notes in the exchange offer, the trading market, if any, for unregistered notes after the closing of the exchange offer could be adversely affected.

Our share capital is indirectly held by a single beneficial shareholder that is prohibited from dismissing or replacing Mr. Hugo Heerema as the sole member of the management board of Bluewater Holding B.V. without his prior written consent.

        We are beneficially owned by the Jacaranda Trust, an irrevocable discretionary trust of which Mr. Hugo Heerema and certain members of his immediate family are beneficiaries. Documentation relating to the Jacaranda Trust provides for the transfer of the Jacaranda Trust's beneficial interest in us to Mr. Heerema in certain instances and prohibits the trustees of the Jacaranda Trust from exercising their powers in a manner that would result in Mr. Heerema being dismissed or replaced as the sole member of the management board of Bluewater Holding B.V. without his prior written consent. The management board of Bluewater Holding B.V. is generally responsible for setting our policies and managing our general affairs and business. See "Management" and "Principal Shareholder". Your interests may be different from the interests of the Jacaranda Trust, its trustees or its beneficiaries or the interests of Mr. Heerema.

AURELIA ENERGY N.V. AND ITS SUBSIDIARIES

        Aurelia Energy N.V. is a limited liability company established under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 65489. Established in the Netherlands Antilles on December 6, 1993, it is a holding company that is engaged in the investment in companies engaged in the field of the supply of services and products to the offshore oil and gas industry.

        Bleo Holm Standby Purchaser N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 79593. Established on August 12, 1998, it is a dormant company and is not engaged in any activities. In connection with our reorganization, it will be liquidated and released from its guarantee, and its assets, liabilities and operations, if any, will be transferred to another group company that is a guarantor of the notes.

        Bluewater (Bleo Holm) N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 63982. Established on July 6, 1993, it owns title to the Bleo Holm.

        Bluewater Brasil Ltda. is a company with limited liability incorporated under the laws of Brazil with its corporate seat in Rio de Janeiro, Brazil and with company number 04280695/0001-63. Established on February 9, 2001, it is used as a company for contracts to be entered into in Brazil.

        Bluewater Energy N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 63983. Established on July 6, 1993, it is a holding company that is engaged in the investment in companies engaged in the field of the supply of services and products to the offshore oil and gas industry.

        Bluewater Energy Services B.V. is a private company with limited liability incorporated under the laws of the Netherlands with its corporate seat in Haarlemmermeer, the Netherlands and registered with the chamber of commerce and industry for Amsterdam with number 34088044. Established on October 24, 1985, it, along with Bluewater Holding B.V., is primarily engaged in setting our policies and conducting our day to day business affairs to the extent such activities are not performed by other group companies.

        Bluewater Equipment Leasing Ltd. is a limited liability company incorporated under the laws of Malta with its corporate seat in Valletta, Malta and with company number OS/1894/T. Established on November 14, 1994, it is a dormant company and is not engaged in any activities. In connection with our reorganization, it will be liquidated and released from its guarantee, and its assets, liabilities and operations, if any, will be transferred to another group company that is a guarantor of the notes.

        Bluewater Finance Limited is an exempted company incorporated with limited liability under the laws of the Cayman Islands with its corporate seat in George Town, Grand Cayman, Cayman Islands with company number 110746. Established on June 8, 2001, it is the issuer of the notes.

        Bluewater Floating Production B.V. is a private company with limited liability incorporated under the laws of the Netherlands with its corporate seat in Hoofddorp, the Netherlands and registered with the chamber of commerce and industry for Amsterdam with number 34130591. Established on March 10, 2000, it is a holding company that is engaged in the investment in companies engaged in the field of the supply of services and products to the offshore oil and gas industry.

        Bluewater (Floating Production) Ltd. is a company with limited liability incorporated under the laws of England and Wales with its corporate seat in London, England and with company number

3291793. Established on December 13, 1996, it is primarily engaged in operating activities related to the Bleo Holm.

        Bluewater (Glas Dowr) N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 73347. Established on May 15, 1996, it owns title to the Glas Dowr.

        Bluewater (Haewene Brim) N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 88020 and the Chamber of Commerce and Industry for Amsterdam with number 34183661. Established on August 28, 2001, it owns title to the hull of the Haewene Brim.

        Bluewater Holding B.V. is a private company with limited liability incorporated under the laws of the Netherlands with its corporate seat in Hoofddorp, the Netherlands and registered with the chamber of commerce and industry for Amsterdam with number 34130587. Established on March 10, 2000, it is the holding company of a group of companies engaged in the design, engineering, project management, supply, installation and operation of FPSOs and SPM systems. It, along with Bluewater Energy Services B.V., is engaged in setting our policies and conducting our day to day business affairs to the extent such activities are not performed by other group companies.

        Bluewater International B.V. is a private company with limited liability incorporated under the laws of the Netherlands with its corporate seat in Hoofddorp, the Netherlands and registered with the chamber of commerce and industry for Amsterdam with number 34130590. Established on March 10, 2000, it is primarily engaged in holding activities concerning overseas companies that are primarily engaged in business development and the operation of FPSOs.

        Bluewater (Malta) Ltd. is a limited liability company incorporated under the laws of Malta with its corporate seat in Valletta, Malta and with company number C21528. Established on June 12, 1997, it is primarily engaged in intermediate activities concerning our tax lease structures.

        Bluewater (Munin) N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 87273 and the Chamber of Commerce and Industry for Amsterdam with number 34183674. Established on April 25, 2001, it owns title to the Munin.

        Bluewater (New Hull) N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 78013. Established on January 13, 1998, it owns title to the Aoka Mizu and the Paradise.

        Bluewater (Norway) ANS is a partnership organized under the laws of Norway with its statutory seat in Oslo, Norway and registered with the trade register with number 984 109 598. Established on December 21, 2001, it is primarily engaged in activities supporting the operation of the Munin.

        Bluewater Offshore Production Systems Ltd. is a limited liability company incorporated under the laws of Malta with its corporate seat in Valletta, Malta and with company number OS/1408/T. Established on November 30, 1993, it is a holding company that is engaged in the investment in companies engaged in the field of the supply of services and products to the offshore oil and gas industry.

        Bluewater Offshore Production Systems Nigeria Ltd. is a company with limited liability incorporated under the laws of Nigeria with its corporate seat in Lagos, Nigeria and with company number RC 366224. Established on October 6, 1999, it is a special purpose company for contracts to be entered into in Nigeria.

        Bluewater Offshore Production Systems N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with the trade register of Curaçao with number 63981. Established on July 6, 1993, it owns title to the Uisge Gorm.

        Bluewater Offshore Production Systems (U.S.A.), Inc., is a company with limited liability incorporated under the laws of Delaware with its corporate seat in Delaware, United States. Established on February 20, 2001, it is primarily engaged in business development and providing feasibility studies and project research to third parties.

        Bluewater Operations (UK) Ltd. is a company with limited liability incorporated under the laws of England and Wales with its corporate seat in London, England and with company number 2982172. Established on October 18, 1994, it is primarily engaged in operating activities related to the Uisge Gorm.

        Bluewater Services (UK) Ltd. is a company with limited liability incorporated under the laws of England and Wales with its corporate seat in London, England and with company number 3253206. Established on September 17, 1996, it is a holding company that is engaged in the investment in companies engaged in the field of the supply of services and products to the offshore oil and gas industry.

        Bluewater Terminal Systems N.V. is a limited liability company incorporated under the laws of the Netherlands Antilles with its corporate seat in Curaçao, the Netherlands Antilles and registered with both the trade register of Curaçao with number 13578 and the chamber of commerce and industry for Amsterdam with number 34146572. It was established on November 25, 1977. The activities of the company, which are performed by Bluewater Energy Services B.V., consist of setting policies and conducting day to day business affairs to the extent such activities are not performed by other group companies. In connection with our reorganization, it will be liquidated and released from its guarantee, and its assets, liabilities and operations, if any, will be transferred to another group company that is a guarantor of the notes.

        Bluewater (UK) Ltd. is a company with limited liability incorporated under the laws of England and Wales with its corporate seat in London, England and with company number 3138155. Established on December 11, 1995, it is primarily engaged in operating activities related to the Glas Dowr.

        Brightfield Corporation is a limited liability company incorporated under the laws of Panama with its corporate seat in Panama City, Panama. While a dissolution document providing for the liquidation of the company was recorded with the Public Registry of Panama on December 7, 2001, under Panamanian law, the corporation will continue in existence for a three year winding up period, but will be prohibited from continuing the business for which it was incorporated. Brightfield Corporation has no material assets, liabilities or operations and is not a guarantor of the notes.

        Lufeng Development Company ANS is a partnership established under the laws of Norway with its corporate seat in Oslo, Norway and with company number 976744705. Established on September 19, 1996, it is primarily engaged in operating activities related to the Munin.

        Pierce Production Company Ltd. is a company incorporated under the laws of England and Wales with its corporate seat in London, England and with company number 3492253. Established on January 8, 1998, it is primarily engaged in operating activities related to the Haewene Brim.

OFFERING OF THE OUTSTANDING NOTES

        On April 30, 2003, we issued U.S.$75,000,000, aggregate principal amount of unregistered notes to certain initial purchasers at a price of 100.5% of their principal amount, plus accrued interest from and including February 15, 2003 to but excluding their issue date in a private transaction not registered under the Securities Act. The initial purchasers received a commission equal to 1.875% of the aggregate principal amount of the unregistered notes in respect thereof. The initial purchasers then offered and resold the unregistered notes outside the United States in reliance on Regulation S under the Securities Act and to qualified institutional buyers within the United States in reliance on Rule 144A under the Securities Act, at a price to such purchasers of 100.5% of the principal amount of the unregistered notes, plus accrued interest from and including February 15, 2003 to but excluding their issue date. We used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003, to but excluding the issue date, of the unregistered notes to repay approximately U.S.$73.4 million of indebtedness outstanding under our credit facility and to pay approximately U.S.$2.0 million of costs relating to the issuance.

USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of the new notes. In consideration for issuing the new notes, we will receive in exchange a like principal amount of unregistered notes. The unregistered notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any change in our capitalization.

CAPITALIZATION

        The following table sets out our cash and cash equivalents and capitalization as at March 31, 2003 on an actual basis and on an adjusted basis giving effect to the issuance of the unregistered notes and the application of the proceeds therefrom. The actual cash, cash equivalents and capitalization have been derived from the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. You should read this table in conjunction with "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Description of the Notes" and the audited consolidated financial statements and unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

	As at March 31, 2003
	Actual	Adjusted(1)
	(in U.S.$ thousands)
Cash and cash equivalents	15,407	15,407

Short-term debt	—	—
Long-term debt(2)	609,431	611,431
Credit facility(3)	352,961	279,586
10 1/4% Senior Notes due 2012	256,470	331,845

Total debt(4)	609,431	611,431
Subordinated Marenco loan	128,022	128,022
Shareholder's equity	468,750	468,750

Total capitalization	1,190,796	1,192,796

Notes:

(1)
Gives effect to (a) the issuance of the unregistered notes and (b) the application of approximately U.S.$75.4 million of the gross proceeds of the issuance, excluding the accrued interest from and including February 15, 2003 to but excluding the unregistered notes issue date. Costs associated with the issuance (approximately U.S.$2.0 million) have been capitalized.

(2)
"Long-term debt" includes all long-term debt other than the subordinated Marenco loan and the current portion of long-term debt.

(3)
On an adjusted basis giving effect to the issuance of the unregistered notes and the application of the gross proceeds therefrom, excluding the accrued interest from and including February 15, 2003 to but excluding the unregistered notes issue date, as of March 31, 2003, we had approximately U.S.$260.4 million of additional availability under our credit facility. See "Description of Certain Financing Arrangements".

(4)
"Total debt" includes all indebtedness other than the subordinated Marenco loan.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The selected financial data as of and for the five years ended December 31, 1998, 1999, 2000, 2001 and 2002 in this section has been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP and audited, with respect to the years ended December 31, 2000, 2001 and 2002, by Deloitte & Touche Accountants. The data as of March 31, 2003 and for the three months ended March 31, 2002 and 2003 has been derived from our unaudited interim condensed consolidated financial statements prepared in accordance with U.S. GAAP and included elsewhere in this prospectus and include all adjustments (consisting only of normal recurring adjustments) which we consider necessary for a fair presentation of the financial information included therein. You should read the following selected financial data in conjunction with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As at and for the year ended December 31,					As at and for the three months ended March 31,
	1998	1999	2000	2001	2002	2002	2003
	(in U.S.$ thousands, except ratios and share and per share amounts)
Income Statement Data:
Revenues	342,374	274,918	200,197	197,317	262,799	56,062	56,100

Operations expenses	214,484	154,188	67,847	83,795	145,309	27,164	29,414
Selling, general and administrative expenses	8,709	6,905	7,834	9,467	9,736	2,542	2,431
Other operating income	(3,894)	(4,113)	(3,847)	(3,375)	(4,046)	(397)	(993)

Depreciation of tangible fixed assets and amortization of intangible fixed assets	42,413	59,692	64,058	58,335	54,038	13,803	12,952

Total operating expenses	261,712	216,672	135,892	148,222	205,037	43,112	43,804

Operating income	80,662	58,246	64,305	49,095	57,762	12,950	12,296

Interest income	8,377	7,219	5,638	5,188	3,447	950	828
Interest expense	(19,194)	(32,285)	(36,116)	(28,776)	(48,898)	(10,292)	(11,103)
Currency exchange results	(6,718)	11,045	4,102	5,759	1,452	(490)	(1,417)

Total financial income and expenses	(17,535)	(14,021)	(26,376)	(17,829)	(43,999)	(9,832)	(11,692)

Income before income taxes	63,127	44,225	37,929	31,266	13,763	3,118	604
Income taxes	2,594	(1,169)	(21,910)	(32,614)	(23,615)	(6,181)	(7,198)

Net income	60,533	45,394	59,839	63,880	37,378	9,299	7,802

Number of common B shares outstanding	136,000	136,000	136,000	136,000	136,000	136,000	136,000
Net income per common B share	445	334	440	470	275	68	57

Balance Sheet Data:
Cash and cash equivalents	17,519		21,210		25,295		15,713		23,024		15,881		15,407
Fixed assets(1)	804,730		793,313		741,050		977,700		1,018,785		974,668		1,039,729
Total assets	970,601		976,047		910,022		1,189,187		1,279,820		1,185,325		1,301,694
Total debt(2)	475,303		438,976		347,754		546,577		581,103		540,364		609,431
Subordinated Marenco loan	103,107		114,492		116,350		117,616		125,849		119,646		128,022
Shareholder's equity (net assets)	263,206		307,487		366,951		424,704		460,191		434,633		468,750
Cash Flow Data:
Net cash provided by (used in) operating activities	36,531		77,095		103,835		73,719		84,420		31,138		(3,752)
Net cash (used in) investing activities	(228,438)		(48,523)		(11,884)		(285,102)		(95,105)		(10,771)		(33,895)
Net cash provided by (used in) financing activities	191,578		(24,942)		(87,047)		203,275		20,018		(20,081)		29,984
Other Financial Data and Ratios:
EBITDA(3)	123,075		117,938		128,363		107,430		111,800		26,753		25,248
Capital expenditures, net(4)	228,530		48,275		11,911		13,647		95,105		10,774		34,147
Cash interest paid(5)	31,356		36,610		28,232		20,738		41,829		8,201		10,575
Ratio of EBITDA to cash interest paid	3.93	x	3.22	x	4.55	x	5.18	x	2.67	x	3.26	x	2.39	x
Ratio of net debt to EBITDA(6)	3.72	x	3.54	x	2.54	x	4.94	x	4.99	x	—		—
Ratio of earnings to fixed charges(7)	2.33	x	1.76	x	2.10	x	2.15	x	1.25	x	1.35	x	0.94	x

Notes:

(1)
"Fixed assets" includes tangible fixed assets.

(2)
"Total debt" includes all indebtedness other than the subordinated Marenco loan.

(3)
"EBITDA" is defined as operating income (loss) plus depreciation and amortization. EBITDA is presented as additional information because we believe that it is a useful measure for certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. We also believe that it provides a useful measure of the level of profitability we achieve with our asset base. EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP.

The
following table presents a reconciliation of our EBITDA to net income and net cash provided by operating activities for the periods indicated.

	For the year ended December 31,					For the three months ended March 31,
	1998	1999	2000	2001	2002	2002	2003
	(in U.S.$ thousands)
EBITDA	123,075	117,938	128,363	107,430	111,800	26,753	25,248
Depreciation of tangible fixed assets and amortization of intangible assets	(42,413)	(59,692)	(64,058)	(58,335)	(54,038)	13,803	12,952
Financial income and expense	(17,535)	(14,021)	(26,376)	(17,829)	(43,999)	(9,832)	(11,692)
Income taxes	(2,594)	1,169	21,910	32,614	23,615	(6,181)	(7,198)

Net income	60,533	45,394	59,839	63,880	37,378	9,299	7,802
Adjustments to reconcile net income to cash provided	37,440	60,402	44,114	28,495	41,087	9,767	8,366
Changes in operating assets and liabilities, net of effect of acquisitions	(61,442)	(28,701)	(118)	(18,656)	5,955	12,072	(19,920)

Net cash provided by (used in) operating activities	36,531	77,095	103,835	73,719	84,420	31,138	(3,752)

(4)
"Capital expenditures, net" represents additions to fixed assets less disposals of fixed assets and excludes the acquisitions of the Haewene Brim, the Munin and their related operating companies.

(5)
"Cash interest paid" is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated and unsubordinated Marenco loans and less amortization of debt arrangement fees.

(6)
"Net debt" is defined as total debt less cash and cash equivalents.

(7)
The term "earnings" is the amount of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, plus amortization of capitalized interest, plus distributed income to equity investees, plus the share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, less preference security dividend requirements of consolidated subsidiaries, less the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. The term "fixed charges" means the sum of the following: (a) interest expensed or capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries. The term "preference security dividend" is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities, computed as the amount of the dividend divided by one minus the effective income tax rate applicable to continuing operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the selected consolidated financial data and the audited consolidated financial statements and unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Our audited consolidated financial statements and unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those described under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are Aurelia Energy N.V., a holding company with no independent operations, and its subsidiaries, a group of companies that comprise a specialized service provider to and operator in the offshore oil industry. We operate under the name "Bluewater" and are a leader in the design, development, ownership and operation of FPSOs, which we operate for oil companies under medium- and long-term service agreements, and the design, development, project management and delivery of SPM systems.

        Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium- and long-term service agreements with oil companies. We treat our service agreements as "operating leases" under U.S. GAAP and present them as such in our consolidated financial statements. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. Our FPSO fleet currently consists of five high specification FPSOs (the Uisge Gorm, the Bleo Holm, the Glas Dowr, the Haewene Brim and the Munin) that we have contracted to oil companies under service agreements and two FPSO hulls (the Aoka Mizu and the Paradise) that we are marketing worldwide. In 2000, 2001, 2002 and the first quarter of 2003, our FPSO business generated 91.3%, 90.3%, 83.4% and 90.5% of our revenues, respectively, 100.8%, 111.7%, 134.9% and 141.6% of our net income, respectively, and 99.8%, 106.9%, 113.1% and 114.4% of our EBITDA, respectively.

        Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in the delivery of 3 SPM systems since 1999 and more than 50 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In 2000, 2001, 2002 and the first quarter of 2003, our SPM business generated 8.7%, 9.7%, 16.6% and 9.5% of our revenues, respectively, (0.8)%, (11.7)%, (34.9)% and (41.6)% of our net income, respectively, and 0.2%, (6.9)%, (13.1)% and (14.4)% of our EBITDA, respectively.

        While we manage FPSO and SPM projects from the initial design and engineering phase to final installation, we do not engage in the fabrication of FPSOs or SPM systems. Rather, we outsource these requirements to qualified subcontractors. In 2000, 2001, 2002 and the first quarter of 2003, we had revenues of U.S.$200.2 million, U.S.$197.3 million, U.S.$262.8 million and U.S.$56.1 million, respectively, operating income of U.S.$64.3 million, U.S.$49.1 million, U.S.$57.8 million and

U.S.$12.3 million, respectively, net income of U.S.$59.8 million, U.S.$63.9 million, U.S.$37.4 million and U.S.$7.8 million, respectively, and EBITDA of U.S.$128.4 million, U.S.$107.4 million, U.S.$111.8 million and U.S.$25.2 million, respectively.

Operating Uptimes

        We derive a substantial proportion of our total revenues from the payments that we receive from oil companies under our FPSO service agreements. The majority of these payments consist of defined day rates (consisting of a fixed facility fee and an indexed operating fee) and tariff payments (based on oil or water production or gas lift volumes or a combination of those volumes) whose economic terms are established prior to the commencement of operations under the service agreement. These day rates and tariff payments contributed U.S.$184.7 million and U.S.$12.4 million, respectively, to our total revenues of U.S.$262.8 million in 2002 and U.S.$46.0 million and U.S.$2.5 million, respectively, to our total revenues of U.S.$56.1 million in the first quarter of 2003. We believe that the most significant factor affecting the amount of these payments during a given contract period is the level of operating uptimes that our FPSOs maintain. Our service agreements currently require our FPSOs to maintain minimum operating uptimes that exceed certain thresholds. Depending on the particular service agreement, our facility fee or our operating fee may be adjusted to the extent that the relevant uptime exceeds or falls below the applicable threshold, and our tariff payments may be affected by consequential changes in oil or water production or gas lift volumes. When an FPSO is removed from the field as a result of factors unrelated to operating performance (as was the case of the Glas Dowr), our day rate is not adjusted based upon operating uptime. However, in such a case our day rate may be replaced by a lay-up rate (which could apply, among other times, in the event of poor field performance or periods of scheduled maintenance) or a force majeure rate (which could apply, among other times, in the event of a natural disaster, war or industrial action), depending, in each case, on the particular service agreement. The uptime adjustments, lay-up rates and force majeure rates applicable to our current service agreements are described under "Business—FPSO Business—FPSO Fleet and FPSO Hulls".

Seasonality

        We believe that our business is not affected by seasonal weather conditions that impact some service providers to the offshore oil industry. While some service providers operating in harsh weather environments, such as the North Sea, are negatively affected in the first and fourth quarters by adverse weather conditions that prevent or limit the full operation of their crews or vessels, we generally do not experience material disruptions to our operations as a result of seasonal weather conditions. Our FPSOs have been developed using high environmental and design standards that generally permit them to fulfill their contractual uptime requirements even in harsh weather conditions. We also do not believe that our SPM business is affected by seasonal factors.

Oil Prices

        We believe that the fixed nature of the payments that we receive under our service agreements significantly reduces the exposure of our FPSO business to fluctuations in oil prices during the minimum terms of our service agreements. Nevertheless, because oil prices affect the production economics at the fields on which our FPSOs operate, we believe that changes in oil prices may indirectly affect our FPSO business to the extent they affect the decisions of oil companies to continue production at fields nearing the end of their production profiles or to enter into tie-back arrangements with respect to marginal fields, each of which could affect the extension of our service agreements beyond their minimum terms. Changes in oil prices that impact levels of production could also affect the amount of tariff or bonus payments we earn under our service agreements. We expect that our FPSO business would be positively influenced in this regard by prolonged periods of high oil prices, but negatively affected by prolonged periods of depressed oil prices. In addition, we believe that oil prices may affect our ability to enter into new service agreements providing for the development of new FPSOs or the redeployment of our existing FPSOs upon the termination of their service agreements. We expect that there would be fewer short-term opportunities to enter into new service agreements during periods of low oil prices, but relatively more opportunities during periods of high oil prices. However, in each case, we believe that our FPSO fleet would have better deployment prospects than a number of newly-built FPSOs due to the fact that they may be contracted at more competitive rates (due to their accrued depreciation), their significantly shorter lead times to first oil and their high design standards.

        We believe that our SPM business, which accounts for a relatively smaller proportion of our revenues, is generally more affected by fluctuations in oil price than our FPSO business due to the fact that SPM systems are generally developed for sale rather than leased on a term basis. Because oil companies generally adjust their spending on SPM systems based on trends in oil price, we would expect our SPM business to grow in response to positive developments in oil price and to decrease in response to negative developments in oil price. We believe that having a flexible and scalable workforce is an important factor in managing the costs associated with our more cyclical SPM business.

Insurance Costs

        We maintain insurance coverage in such amounts as we believe to be prudent against normal risks in our operations, including, among other things, the risk of pollution and damage to vessels. Certain risks (such as business interruptions and environmental liabilities in excess of certain limits), however, are either not insurable or are insurable only at rates we consider uneconomical. The cost to obtain and maintain insurance could increase or decrease in the future for any number of reasons. In the aftermath of the events in the United States on September 11, 2001, we have experienced more than a 100.0% increase in the cost of our insurance premiums. While the increase in the price of insurance is recoverable in part under our service agreements with our customers, we account for the cost of insurance as an expense in our consolidated financial statements and the payments that we receive in respect of such expenses as revenues. There is no assurance that we will continue to maintain the same level of insurance coverage in the future or that we will be able to recover the cost of such coverage from our customers.

Redeployment of the Glas Dowr

        We stopped receiving payments in respect of the Glas Dowr in August 2001 following the expiration of our original service agreement with Amerada Hess. However, we have entered into a new service agreement with PetroSA to redeploy the vessel to the Sable Field in the Bredasdorp Basin off the coast of South Africa. To prepare the Glas Dowr for operation on this field, we have modified the vessel's topsides and mooring system and are developing the Sable Field's subsea infrastructure. However, due to an unanticipated increase in the scope and complexity of the vessel modifications, labor unrest and difficulties with project management on the part of the construction yard where the work was being performed, the project has consistently experienced delays and cost overruns.

        While we have successfully implemented a number of measures to remedy these problems, we have recently experienced further delays associated with the commissioning of the newly installed gas compression modules on board the vessel, further complicated by adverse weather conditions during the installation and commissioning, which have extended the timeframe for final on-site preparation of the vessel for full operation. We now expect the vessel to achieve first oil in August 2003, as compared to our previous forecast of end-June 2003.

        The delay in the expected first oil date and additional work on the gas compression facilities, along with increased insurance costs and negative movements of the U.S. dollar against the South African rand (the currency in which we are contractually obligated to reimburse the construction yard for project expenditures), have led to an upward revision in our estimate of the costs of the vessel modifications and subsea work, excluding financing costs, from our estimate in April 2003 of approximately U.S.$170.0 million to approximately U.S.$195.7 million. Of this amount, U.S.$50.4 million is reimbursable by PetroSA.

        As of March 31, 2003, we had expended approximately U.S.$126.9 million on the vessel modifications and approximately U.S.$31.2 million on developing the subsea infrastructure, and we had received approximately U.S.$31.2 million in milestone payments from PetroSA for the completion of certain subsea work. Based upon our estimates, we believe that we had approximately U.S.$37.6 million in remaining commitments for expenditures relating to the project as of that date. We expect to fund U.S.$19.2 million of the expenditures with milestone payments that we will receive from PetroSA for remaining subsea work and to fund the remaining expenditures with borrowings under our credit facility. We do not expect the delays or budgetary overruns to otherwise materially affect our liquidity or capital resources.

        We are capitalizing the cost of the modifications to the Glas Dowr, including the financing costs relating thereto, and have suspended depreciation of the Glas Dowr pending its redeployment. While we will not receive our day rate until the Glas Dowr achieves first oil, we believe that the additional revenues and income that we now receive from the Haewene Brim and the Munin have been and will continue to be sufficient to offset the loss of revenues and income from the Glas Dowr. The effects of the current project delays and budget overruns on our liquidity and capital resources are described under "—Liquidity and Capital Resources—Capital Expenditures".

Interest Expense

        Our financial income and expense is primarily affected by our interest expense, which includes interest incurred on our credit facility, our outstanding notes, the subordinated and unsubordinated Marenco loans and amortization of debt arrangement fees. Our interest expense does not include interest on financial debt relating to the construction or modification of FPSOs, which is capitalized and added to the historical cost of the FPSO to which it relates. Cash interest paid is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated and unsubordinated Marenco loans and less amortization of debt arrangement fees. Our interest expense has increased since 2001 due to an increase in the amount of our outstanding indebtedness (which resulted from the incurrence of approximately U.S.$285.9 million of additional indebtedness in connection with our acquisitions of the Haewene Brim, the Munin and their related operating companies) and an increase in the weighted average interest rate payable in respect of our indebtedness (which resulted from the issuance of our notes at a relatively higher interest rate in each of February 2002 and April 2003 and from an increase in amortization of debt arrangement fees). This increase does not include our capitalized interest expense, which, in 2002, related to modifications to the Glas Dowr and amounted to U.S.$3.5 million.

        To reduce the interest expense relating to our outstanding registered and unregistered notes, we entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of these notes in exchange for a floating rate amount of interest that was payable on an equal amount of indebtedness. On May 27, 2003, we cancelled the swap transaction. Under the swap, prior to the cancellation, we received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin of 5.91% over LIBOR. We received U.S.$7.6 million on May 30, 2003, which represented our net gain prior to the cancellation under the swap transaction. We expect to use this payment to repay outstanding indebtedness under our credit facility.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures concerning contingent assets and liabilities as of the date of the financial statements and that impact reported amounts of revenues and expenses during the reporting period. Our management evaluates, on an ongoing basis, its estimates and judgments, including those related to bad debts, inventories, tangible fixed assets, pensions, income taxes, contingencies and litigation. Our management bases these estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for judgments made about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our management believes that the following accounting policies, among others, are the most critical to understanding and evaluating our reported financial results.

Revenue Recognition and Inventory

        Our revenues consist of the contract payments that we receive under our FPSO service agreements and our SPM delivery contracts and the payments that we earn from the installation and mobilization of FPSOs and SPM systems. We recognize these revenues in the following manner.

        Our service agreements are treated as "operating leases" under U.S. GAAP and presented as such in our consolidated financial statements. Under these agreements, we derive revenues from defined day rates, tariff payments, payments in respect of capital expenditures, payments for the rental of additional equipment and, in certain cases, bonus payments. Our day rates generally consist of a fixed facility fee (for the rental of the FPSO and associated equipment) and an indexed operating fee (covering the cost of operating, maintaining and insuring the vessel) and may be adjusted depending on the level of operating uptimes that we achieve. See "Business—FPSO Business". Our tariff payments are based on oil or water production or gas lift volumes or a combination of those volumes. Our bonus payments generally relate to the prevailing price of oil. We recognize revenues under our service agreements when the FPSO is made available and the relevant contract payments are based on a signed lease contract. We monitor changes in consumer price indices, uptime levels, production and lift volumes and oil prices on an ongoing basis and only include payments that depend on those factors in the determination of income when the relevant index is adjusted, the level of uptime is achieved, the necessary volume has been produced or lifted or the price of oil has changed. All other payments due under our service agreements are recognized on a straight-line basis over the term of the service agreement.

        Under our SPM delivery contracts, we receive milestone payments from our customers for the design, engineering and management services that we provide during the progress of our SPM projects. We recognize revenues from the development of SPM systems and auxiliary equipment based on the percentage of completion method of accounting as the project is performed. Changes in project conditions are recognized in the period in which the revisions are determined. Our management identifies and estimates losses relating to uncompleted contracts and makes necessary provisions, if any, in the period in which the losses are determined. Differences between the actual and estimated development of our work in progress could materially impact the results of operations.

        We recognize revenues from the installation and mobilization of FPSOs and SPM systems and from the provision of other services when the installation, mobilization or provision of services has been accepted by the customer and the collection of the receivable relating to the work is probable.

Income Taxes Payable

        Our income tax charges are based on the tax regimes that are applicable to our group companies in the countries in which they are legally seated. We have historically benefited from low income taxes. While we believe that we will continue to benefit from a low level of income taxes in future years, as a result of the large amount of goodwill and deductible interest reported by certain members of our group for Dutch tax purposes, we received a draft tax audit report from the Dutch tax authorities in May 2002. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not represent a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft audit report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002, additional taxes with respect to certain non-Dutch group members for their 1997 and 1999 tax years. The total amount of these assessments, including interest, is €52.9 million (U.S.$55.5 million as of December 31, 2002 and U.S.$57.7 million as of March 31, 2003), consisting of €12.0 million (U.S.$12.6 million as of December 31, 2002 and U.S.$13.1 million as of March 31, 2003) for the 1997 tax year, €16.0 million (U.S.$16.8 million as of December 31, 2002 and U.S.$17.4 million as of March 31, 2003) for the 1998 tax year and €24.9 million (U.S.$26.1 million as of December 31, 2002 and U.S.$27.1 million as of March 31, 2003) for the 1999 tax year. We are in discussions with the Dutch tax authorities regarding these taxes and are vigorously contesting their assessment. We believe that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that the assessment of such additional taxes is contrary to certain favorable tax rulings which we have received from them. We also believe that, even if the methodology used by the Dutch tax authorities in formulating the assessments were accepted as correct (which we do not), the assessments contain a double-counting of certain taxes (estimated at €7.0 million (U.S.$7.3 million as of December 31, 2002 and U.S.$7.6 million as of March 31, 2003)) and that, even assuming the methodology used by the Dutch tax authorities in formulating the assessments were accepted as correct (which we do not), the total amount of the assessments, including interest, should not exceed €45.9 million (U.S.$48.2 million as of December 31, 2002 and U.S.$50.0 million as of March 31, 2003). In any event, we believe that any assessment of additional taxes is incorrect, and that it is likely that we will prevail on the merits in any final determination of the assessments. Accordingly, we intend to continue to contest vigorously the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessments. Administrative and judicial review of the assessments in the Netherlands would likely take several years. We intend to withhold payment of such taxes pending final resolution of the issue and have not established any accruals for these tax assessments. There can be no assurance, however, that the relevant issues will ultimately be resolved in our favor.

Deferred Income Taxes

        Deferred income taxes are temporary differences between the tax bases of assets or liabilities and their reported amounts in our consolidated financial statements. Future tax benefits attributable to these differences are recognized to the extent that realization of the benefits is more likely than not. We recorded deferred income tax assets of U.S.$32.4 million in 2001, U.S.$25.9 million in 2002 and U.S.$7.3 million in the first quarter of 2003 which resulted primarily from the amortization of goodwill and the deduction of interest on intercompany loans for Dutch tax purposes. This goodwill and deductible interest is associated with our internal restructuring, and we are currently in discussions with the Dutch tax authorities concerning our ability to take advantage of the tax savings associated with it. See "—Income Taxes Payable".

        In connection with the draft tax audit report, we have had discussions with the Dutch tax authorities concerning our internal restructuring. See "Business—Internal Restructuring". In the course of such discussions, the Dutch tax authorities have confirmed to us that they will not seek to tax any capital gain that may be associated with the sale of the relevant economic interests in connection with our internal restructuring, but instead will focus their analysis only on the amount of goodwill and deductible interest related to our internal restructuring and the percentage of goodwill and deductible interest from our internal restructuring that should ultimately be attributed to our non-Dutch activities. The outcome of such discussions could limit our ability to take advantage of future tax savings associated with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest that we may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$768.0 million of interest bearing intercompany debt in connection with our internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. Notwithstanding our current estimates, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on our actual tax position, because such definitive quantification depends on a number of possible future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to our internal restructuring, as well as the outcome of any relevant proceedings. In addition, in December 2001, U.S.$379.5 million of the intercompany indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions or any proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

        We have recorded a deferred tax asset based on our estimate of the probable result of these discussions. The carrying value of our net deferred tax assets assumes a positive outcome of our discussions with the Dutch tax authorities and that we will be able to generate sufficient future taxable income in certain tax jurisdictions to take advantage of the benefits associated therewith. We believe that it is more likely than not that this deferred tax asset will be realized. However, if this assessment is incorrect, we may be required to record full or partial valuation allowances against our deferred tax assets resulting in the inclusion of additional income tax expense in our consolidated financial statements. We evaluate the realizability of the deferred tax assets and assess the need for a valuation allowance on a quarterly basis. We did not record a valuation allowance in 2001, 2002 or in the first quarter of 2003.

Tax Lease Benefits Liability

        Our tax lease benefits liability relates to UK tax leasing arrangements that we entered into from 1994 to 1999 with respect to the Uisge Gorm, the Glas Dowr and the topsides of Bleo Holm and a tax leasing arrangement that we entered into in June 2003 for the topsides of the Haewene Brim. These arrangements allow the lessor to claim tax depreciation in respect of its expenditure to acquire the vessel or the equipment, which is passed on to, or shared with, us in the form of reduced rentals. Our rental payment obligations were calculated by reference to a number of tax and financial assumptions made at the time the leases were entered into. Payment arrangements at the inception of the lease transactions were structured, and security has been provided, such that, subject to the adjustments described under "Business—Tax Lease Arrangements", we do not have any current rental payment obligations with respect to the Uisge Gorm, the Glas Dowr, the topsides of the Bleo Holm or the topsides of the Haewene Brim. Our tax lease benefits liability represents the amount that we would be required to pay the lessor in the event of a voluntary termination. In the event of an involuntary termination or an adverse tax change under our tax lease arrangements (whether prospective or retrospective), the tax lease benefits liability presented in our balance sheets may be required to be repaid to the lessor at an amount greater than the carrying value of the liability, which could have a material adverse effect on our financial condition and results of operations.

Tangible Fixed Assets and Depreciation

        Our FPSOs account for approximately 75.0% of our total assets, are our primary sources of revenues and, accordingly, represent our most material fixed assets. We account for the value of these assets at their construction or acquisition cost and depreciate them on a straight-line basis over an estimated useful life of 15 years. An increase or decrease in the actual useful lives of our FPSOs over their estimated useful lives could result in significantly higher or lower annual depreciation expenses, which could have a material effect on our results of operations and shareholder's equity. In addition, our ability to recover the book value of our FPSOs depends, to a large extent, on our ability to enter into profitable service agreements for the vessels. If we are unable to secure profitable service agreements or if other circumstances arise indicating that the carrying amount an FPSO may not be recoverable, we may be required to record an impairment loss, which could similarly affect our results of operations and shareholder's equity. No circumstances arose in 2000, 2001, 2002 or in the first quarter of 2003 that indicated that our FPSOs could be impaired and, therefore, we did not record any impairment losses relating to our fleet.

Accounts Receivable

        Accounts receivables are stated at face value less an allowance for possible uncollectable accounts. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. Because our accounts receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of these customers could have material adverse effect on the collectability of our accounts receivables and our results of operations. In 2002, we recorded a provision relating to credit losses of U.S.$1.2 million, compared to U.S.$56,000 in 2001. We did not record a provision relating to credit losses in the first quarter of 2003.

New Accounting Policies

SFAS 143

        In June 2001, the Financial Accounting Standards Board issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. The provisions of this statement are effective for financial statements issued for fiscal years beginning after June 15, 2002. Our adoption of SFAS 143 did not have a material impact on our unaudited interim condensed consolidated financial statements for the first quarter of 2003 and we do not anticipate that the adoption of SFAS 143 will have a material impact on our future consolidated financial statements.

SFAS 145

        As of January 1, 2002, we adopted SFAS 145, "Rescission of SFAS No. 4, 44, 64, Amendment of SFAS No. 13, and Technical Corrections". SFAS 4, which was amended by SFAS 64, required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. SFAS 13 was amended to eliminate an inconsistency between the required accounting for sale and leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale and leaseback transactions. Our adoption of SFAS 145 did not have a material impact on our consolidated financial statements.

SFAS 146

        In June 2002, the Financial Accounting Standards Board issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002. Our adoption of SFAS 146 did not have a material impact on our unaudited interim condensed consolidated financial statements for the first quarter of 2003 and we do not anticipate that the adoption of SFAS 146 will have a material impact on our future consolidated financial statements.

SFAS 148

        In December 2002, the Financial Accounting Standards Board issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of Financial Accounting Standards Board Statement No. 123". SFAS 148 amends SFAS 123, "Accounting for Stock Based Compensation" and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro forma disclosures when the intrinsic value method continues to be used. The statement is effective for fiscal years beginning after December 15, 2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002. Because we do not have a stock-based compensation plan, the adoption of SFAS 148 did not have any impact on our unaudited interim condensed consolidated financial statements for the first quarter of 2003 and will not have any impact on our future consolidated financial statements.

EITF 00-21

        In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not anticipate that the adoption of EITF Issue No. 00-21 will have a material impact on our consolidated financial statements.

FIN 45

        In November 2002, the Financial Accounting Standards Board issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002 and we have adopted those requirements for our financial statements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. Our adoption of the recognition and initial measurement requirements of FIN 45 did not have a material impact on our unaudited interim condensed consolidated financial statements for the first quarter of 2003. We are currently investigating whether the adoption of FIN 45 will have a material impact on our future consolidated financial statements.

FIN 46

        In January 2003, the Financial Accounting Standards Board issued FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of APB No. 51". FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of Interpretation Number 46 must be applied for the first interim or annual period beginning after June 15, 2003. We do not anticipate that the adoption of FIN 46 will have a material impact on our consolidated financial statements.

Results of Operations

	For year ended December 31,			Change		For the three months ended March 31,		Change
	2000	2001	2002	2000-2001	2001-2002	2002	2003	2002-2003
	(in U.S.$ thousands)			(%)		(in U.S.$ thousands)		(%)
Revenues
FPSO business	182,806	178,138	219,093	(2.6)	23.0	49,700	50,755	2.1
SPM business	17,391	19,179	43,706	10.3	127.9	6,362	5,344	(16.0)

Total	200,197	197,137	262,799	(1.4)	33.2	56,062	56,100	0.06
Operating expenses
Operations expenses
FPSO business	53,369	60,289	90,147	13.0	49.5	16,616	20,800	25.2
SPM business	14,478	23,506	55,162	62.3	134.7	10,548	8,614	(18.3)

Total	67,847	83,795	145,309	23.5	73.4	27,164	29,414	8.3
Selling, general and administrative expenses	7,834	9,467	9,736	20.8	2.8	2,542	2,431	(4.4)
Other operating income	(3,847)	(3,375)	(4,046)	12.3	(19.9)	(397)	(993)	150.1

Depreciation of tangible fixed assets and amortization of intangible assets	64,058	58,335	54,038	(8.9)	(7.4)	13,803	12,952	(6.2)

Total operating expenses	135,892	148,222	205,037	9.1	38.3	43,112	43,804	1.6

Operating income
FPSO business	64,374	57,265	73,476	(11.0)	28.3	18,221	16,085	(11.7)
SPM business	(69)	(8,170)	(15,714)	(11,740.6)	(92.3)	(5,271)	(3,789)	(28.1)

Total	64,305	49,095	57,762	(23.7)	17.7	12,950	12,296	(5.1)

Financial income and expense
Interest income	5,638	5,188	3,447	(8.0)	(33.6)	950	828	(12.8)
Interest expense	(36,116)	(28,776)	(48,898)	20.3	(69.9)	(10,292)	(11,103)	7.9
Currency exchange results	4,102	5,759	1,452	40.4	(74.8)	(490)	(1,417)	189.2

Total	(26,376)	(17,829)	(43,999)	32.4	(146.8)	(9,832)	(11,692)	18.9

Income before taxes	37,929	31,266	13,763	(17.6)	(56.0)	3,118	604	(80.6)
Income taxes	(21,910)	(32,614)	(23,615)	(48.9)	27.6	(6,181)	(7,198)	16.5

Net income	59,839	63,880	37,378	6.8	(41.5)	9,299	7,802	(16.1)

EBITDA(1)
FPSO business	128,061	114,842	126,470	(10.3)	10.1	31,777	28,882	(9.1)
SPM business	302	(7,412)	(14,670)	(2,554.3)	(97.9)	(5,024)	(3,634)	(27.7)

Total	128,363	107,430	111,800	(16.3)	4.1	26,753	25,248	(5.6)

Note:

(1)
A reconciliation of EBITDA to net cash provided by operating activities is included under "Selected Financial Data—Notes" and "Summary—Summary Financial Information—Notes".

Three Months Ended March 31, 2003 Compared with Three Months Ended March 31, 2002

Revenues

        Our revenues were U.S.$56.1 million during the first quarter of 2003, consistent with the level of our revenues during the comparable period in 2002. Revenues generated by our FPSO business amounted to U.S.$50.8 million in the first quarter of 2003, up 2.1% from U.S.$49.7 million in the first quarter of 2002, while revenues in our SPM business amounted to U.S.$5.3 million in the first quarter of 2003, down 16.0% from U.S.$6.4 million in the first quarter of 2002.

        Revenues from our FPSO business remained relatively stable from the first quarter of 2002 to the first quarter of 2003 due to the fact that we received contract payments from the same vessels for the same periods of time during each quarter. The slight increase in the revenues from our FPSO business resulted primarily from an increase in our revenues from the Munin, which earned approximately U.S.$31.14 per barrel of oil produced during first quarter of 2003, compared to approximately U.S.$19.82 per barrel of oil produced during the first quarter of 2002. While the growth in revenues from the Munin resulted from a relative increase in the price of oil during the period, we do not believe that a decrease in the price of oil would have a material adverse effect on our results of operations, because we have been guaranteed a minimum day rate for the operation of the Munin that is payable during the contract period irrespective of the price of oil and because the day rates that we receive from our other FPSOs do not depend on the price of oil.

        The slight decrease in the revenues of our SPM business was due to the lower level of our SPM activities in the first quarter of 2003. Although we were awarded a SPM delivery contract for the development of a buoy mooring system during the first quarter of 2003, we do not expect payments under the contract to have a material effect on our results of operations.

Operations Expenses

        Our operations expenses were U.S.$29.4 million in the first quarter of 2003, up 8.3% from U.S.$27.2 million in the first quarter of 2002. In our FPSO business, our operations expenses were U.S.$20.8 million in the first quarter of 2003, compared to U.S.$16.6 million in the first quarter of 2002. In our SPM business, operations expenses amounted to U.S.$8.6 million in the first quarter of 2003, compared to U.S.$10.6 million in the first quarter of 2002.

        The relative increase in the operations expenses of our FPSO business was principally attributable to a change in the manner in which we allocate expenses between our FPSO and SPM business. This change led to the addition of U.S.$3.0 million of operations expenses to our FPSO business. These expenses, which would have been allocated to our SPM business, consisted of U.S.$1.8 million in general overhead expenses, U.S.$0.7 million in internal project expenses and U.S.$0.5 million in tender expenses. To a lesser degree, the increase in the operations expenses of our FPSO business during the first quarter of 2003 resulted from charges that we incurred in connection with the installation of a new water injection facility on the Haewene Brim. While we will be fully reimbursed for the U.S.$1.0 million cost of installing the new water injection facility on the Haewene Brim, under our accounting policies, we have included the reimbursement in our revenues and have accounted for the associated cost in our operations expenses.

        The relative decrease in the operations expense of our SPM business during the first quarter of 2003 was due to the reallocation of certain expenses to our FPSO business during the period, as described above. Without giving effect to this reallocation, our SPM operations expenses would have actually increased due to a U.S.$1.9 million loss that we incurred in connection with the development of an SPM system during the period. The loss on the SPM system was attributable to the replacement of an installation subcontractor and costs related to the consequential delay.

Selling, General and Administrative Expenses

        Our selling, general and administrative expenses amounted to U.S.$2.4 million during the first quarter of 2003, compared to U.S.$2.5 million during the first quarter of 2002. The decrease in selling, general and administrative expenses was due to a decrease in our advertising expenses over the period.

Depreciation of Tangible Fixed Assets

        Our charges for depreciation of tangible fixed assets amounted to U.S.$13.0 million in the first quarter of 2003, down 6.2% from U.S.$13.8 million in the first quarter of 2002. The relative decrease in the amount of these charges resulted from the fact we did not record depreciation charges during the first quarter of 2003 for the flowlines and risers on the Uisge Gorm. This equipment was fully depreciated in July 2002.

Operating Expenses

        Due to the foregoing factors, our total operating expenses increased slightly from U.S.$43.1 million in the first quarter of 2002 to U.S.$43.8 million in the first quarter of 2003.

Operating Income

        Due to the foregoing factors, our operating income amounted to U.S.$12.3 million in the first quarter of 2003, compared to U.S.$13.0 million in the first quarter of 2002, while our operating margin decreased slightly to 21.9% of our revenues in the first quarter of 2003, compared to 23.1% of our revenues in the first quarter of 2002.

Financial Income and Expense

        Our net financial expense amounted to U.S.$11.7 million first quarter of 2003, compared to U.S.$9.8 million in the first quarter of 2002. This relative growth in our net financial expense resulted primarily from an increase in our interest expense.

        Our interest expense increased during the period as a result of an increase in the amount of our outstanding indebtedness and an increase in the average weighted interest rate payable in respect thereof. The increase in our total debt resulted from the cost of modifying the Glas Dowr for its redeployment to the Sable Field, while the increase in our weighted average interest rate resulted from our issuance of U.S.$260.0 million aggregate principal amount of notes in February 2002. Although the proceeds from the issuance of the notes were used to repay indebtedness under our credit facility, their issuance at a relatively higher interest rate led to an increase in our weighted average interest rate during the end of the first quarter of 2002 and throughout the first quarter of 2003. Due to these factors, our total interest expense increased from U.S.$10.3 million in the first quarter of 2002 to U.S.$11.1 million in the first quarter of 2003. At the same time, our interest income decreased from U.S.$1.0 million in the first quarter of 2002 to U.S.$0.8 million in the first quarter of 2003 due to a decrease in the interest rate payable on our restricted cash deposits, and our currency exchange loss increased from U.S.$(0.5) million in the first quarter of 2002 to U.S.$(1.4) million in the first quarter of 2003 due to adverse movements in the U.S. dollar to euro exchange rate.

Income before Taxes

        Due to the foregoing factors, our income before taxes was U.S.$0.6 million in the first quarter of 2003, down 80.6% from U.S.$3.1 million in the first quarter of 2002. As a percentage of revenues, our income before taxes decreased from 5.6% in the first quarter of 2002 to 1.1% in the first quarter of 2003.

Income Taxes and Net Income

        We recorded U.S.$7.2 million of income tax credits in the first quarter of 2003, compared to U.S.$6.2 million of income tax credits in the first quarter of 2002. These income tax credits consisted of current tax charges of U.S.$471,000 in the first quarter of 2003, compared to current tax charges of U.S.$626,000 in the first quarter of 2002, and deferred tax credits of U.S.$7.7 million in the first quarter of 2003, compared to deferred tax credits of U.S.$6.8 million in the first quarter of 2002. The deferred tax credits primarily resulted from the increase of tax loss carry-forwards resulting from our internal restructuring. After taking account of our income tax credits, our net income amounted to U.S.$7.8 million in first quarter of 2003, down 16.1% from U.S.$9.3 million in first quarter of 2002.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Revenues

        Our revenues increased 33.2% from U.S.$197.2 million in 2001 to U.S.$262.8 million in 2002. This increase in revenues was attributable to an increase in the amount of revenues generated by both our FPSO business and our SPM business. Revenues generated by our FPSO business increased 23.0% from U.S.$178.1 million to U.S.$219.1 million over the period, while revenues generated by our SPM business increased 127.9% from U.S.$19.2 million to U.S.$43.7 million.

        The relative increase in the revenues from our FPSO business over the period was due to the fact that 2002 was the first full financial year in which we earned revenues from the Haewene Brim and the Munin. In 2001, we earned revenues from those vessels only during the fourth quarter. The increase in revenues attributable to the Haewene Brim and the Munin in 2002, however, was offset in part by a loss of revenues from the Glas Dowr and a loss of bonus payments from the Uisge Gorm over the period. In 2001, we received contract payments for the Glas Dowr until August, when our original service agreement was terminated, and we received bonus payments for the Uisge Gorm until November, when we reached the maximum amount of bonus payments payable under our service agreement. We did not receive those payments in 2002.

        Revenues from our SPM business grew from 2001 to 2002 due to an increase in the scope and the amount of work that we performed in connection with our SPM projects over the period. In 2001, our SPM business carried out work relating to the tie-back of the Bleo Holm to the Blake Field and to the delivery of spare parts to one of our customers. While we entered into three new SPM delivery contracts in the fourth quarter of 2001, significant revenues from these contracts did not begin to accrue until 2002. In 2002, we earned revenues from the three SPM projects that we were awarded in the fourth quarter to 2001 and, to a lesser degree, from two additional SPM projects that we were awarded during the year and from a water treatment unit that we delivered and installed on the Uisge Gorm in 2002.

Operations Expenses

        Our operations expenses increased 73.4% from U.S.$83.8 million in 2001 to U.S.$145.3 million in 2002. Operations expenses attributable to our FPSO business increased 49.5% from U.S.$60.3 million to U.S.$90.1 million over the period, while operations expenses attributable to our SPM business increased 134.7% from U.S.$23.5 million to U.S.$55.2 million.

        The relative increase in the operations expenses of our FPSO business over the period was due primarily to the fact that 2002 was the first full financial year in which we recorded operations expenses from the Haewene Brim and the Munin. In 2001, we recorded expenses relating to those vessels only during the fourth quarter. To a lesser degree, the increase in the operations expenses from our FPSO business resulted from certain work that we performed in 2002 on the Uisge Gorm's high pressure equipment and water treatment unit and to an overall increase in our insurance costs following the events in the United States on September 11, 2001. While our insurance costs are partially recoverable under our service agreements, we account for the cost of insurance as an expense in our consolidated financial statements and the payments that we receive in respect of the expenses as revenues.

        The increase in the operations expenses of our SPM business resulted from the increase in the scope and the amount of work that we performed in connection with our SPM projects over the period. Work performed in 2002 was generally more complex and extensive, resulting in relatively higher costs. To a lesser degree, the increase in our SPM business's operations expenses was caused by an increase in the amount of tenders that we submitted for SPM projects over the period. In 2002, we submitted 31 tenders for SPM projects, compared to 15 tenders in 2001.

Selling, General and Administrative Expenses

        Our selling, general and administrative expenses increased 2.8% from U.S.$9.5 million in 2001 to U.S.$9.7 million in 2002. This U.S.$0.2 million increase was principally attributable to inflation.

Depreciation of Tangible Fixed Assets

        Our charges for depreciation of tangible fixed assets decreased 7.4% from U.S.$58.3 million in 2001 to U.S.$54.0 million in 2002. The relative decrease in the amount of depreciation charges over the period resulted from the fact that we did not record depreciation charges in 2002 for certain equipment on the Uisge Gorm, which had been fully depreciated, or for the Glas Dowr, which was being modified for its deployment to the Sable Field. The effect of these decreases, however, was offset in part by the introduction in 2002 of a full year of depreciation charges for the Haewene Brim and the Munin. In 2001, we recorded depreciation charges relating to the Haewene Brim and the Munin only during the fourth quarter.

Operating Expenses

        Due to the foregoing factors, our total operating expenses increased 38.3% from U.S.$148.2 million in 2001 to U.S.$205.0 million in 2002.

Operating Income

        Due the factors described above, our operating income increased 17.7% from U.S.$49.1 million in 2001 to U.S.$57.8 million in 2002, while our operating margin decreased from 24.9% of our revenues in 2001 to 22.0% of our revenues in 2002.

Financial Income and Expenses

        Our net financial expenses increased 146.8% from U.S.$17.8 million in 2001 to U.S.$44.0 million in 2002. This relative increase was due principally to an increase in our net interest expense over the period.

        Our net interest expense increased 92.8% from U.S.$23.6 million in 2001 to U.S.$45.5 million in 2002 due primarily to an increase in the amount and the average weighted interest rate of our outstanding indebtedness. In 2002, we incurred approximately U.S.$285.9 million of additional indebtedness in connection with our acquisitions of the Haewene Brim, the Munin and their related operating companies, and we issued U.S.$260.0 million aggregate principal amount of notes. While the proceeds from the offering of the notes were used to repay indebtedness under our credit facility, their issuance at a relatively higher interest rate led to an increase in our weighted average interest rate over the period. A relative decrease in our cash deposits and the rate of interest that we received on them resulted in relatively lower interest income over the period and further contributed to the relative increase in our net interest expense.

        Our currency exchange results, while still positive, decreased 74.8% from U.S.$5.8 million in 2001 to U.S.$1.5 million in 2002. Our currency exchange gains were relatively higher in 2001 due to the fact that we recorded a substantial gain when we converted the subordinated Marenco loan from a basket of currencies to U.S. dollars, which is our functional currency.

Income Before Taxes

        Due to the factors described above, our income before taxes decreased 56.0% from U.S.$31.3 million in 2001 to U.S.$13.8 million in 2002. As a percentage of revenues, our income before taxes decreased from 15.8% to 5.2% over the period.

Income Taxes and Net Income

        We recorded U.S.$23.6 million of income tax credits in 2002, compared to U.S.$32.6 million of income tax credits in 2001. These income tax credits consisted of current tax charges of U.S.$2.3 million in 2002, compared to current tax credits of U.S.$230,000 in 2001, and deferred tax credits of U.S.$25.9 million in 2002, compared to deferred tax credits of U.S.$32.4 million in 2001. Our deferred tax credits decreased over the period primarily due to variances in operational results before income taxes of our group companies that are subject to Dutch income taxes and to the conversion by Bluewater Holding B.V. of U.S.$379.5 million of interest bearing intercompany debt into share capital in December 2001. After taking account of taxes, our net income decreased 41.5% from U.S.$63.9 million in 2001 to U.S.$37.4 million in 2002.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Revenues

        Our revenues decreased 1.4% from U.S.$200.2 million in 2000 to U.S.$197.3 million in 2001. This decrease in revenues was attributable to a slight reduction in the amount of revenues generated by our FPSO business. Revenues derived from our FPSO business decreased 2.6% from U.S.$182.8 million in 2000 to U.S.$178.1 million in 2001, while revenues generated by our SPM business increased 10.3% from U.S.$17.4 million in 2000 to U.S.$19.2 million in 2001.

        The decrease in revenues from our FPSO business was caused by a reduction in the amount of contract payments that we received from Amerada Hess in respect of the Glas Dowr in 2001, as compared to the preceding year. The decrease in such payments primarily resulted from the termination of our service agreement with Amerada Hess in August 2001. To a lesser degree, the decrease in our FPSO revenues was due to the absence in 2001 of revenues that we received in 2000 in connection with the tying back of the Fergus Field to the Uisge Gorm as well as to the fact that we stopped receiving bonus payments under the Uisge Gorm service agreement in November 2001 after we reached the maximum amount of oil bonus payments that are payable under our service agreement with Amerada Hess. The aggregate effect of such decreases, however, was offset by revenues that we recorded in the fourth quarter in respect of the Haewene Brim and the Munin.

        The amount of revenues generated by our SPM business was higher in 2001 relative to 2000 due mainly to an increase in activity in the global SPM market. While we delivered only one SPM system in 2000, we completed two small SPM projects in 2001. In the fourth quarter of 2001, we were awarded three new SPM contracts for the construction of buoys, the revenues from which began to accrue in 2002. We do not expect such contracts to account for a material portion of our future revenues.

Operations Expenses

        Our operations expenses increased 23.6% from U.S.$67.8 million in 2000 to U.S.$83.8 million in 2001.

        Operations expenses attributable to our FPSO business increased 13.0% from U.S.$53.4 million in 2000 to U.S.$60.3 million in 2001, while operations expenses attributable to our SPM business increased 62.3% from U.S.$14.5 million in 2000 to U.S.$23.5 million in 2001. The increase in the operations expenses of our FPSO business was attributable to additional maintenance costs that we incurred in preparing the Glas Dowr for redeployment to the Sable Field and as a consequence of work performed in connection with the tying back of the Bleo Holm to the Blake Field. We also incurred additional operations expenses as a result of repairs to the slop tanks of the Uisge Gorm and increased insurance costs following the events in the United States on September 11, 2001. The rise in insurance costs is partially recoverable under our various service agreements. The addition of the Haewene Brim and the Munin to our FPSO fleet in the fourth quarter further contributed to the increase in our operations expenses.

        The increase in the operations expenses of our SPM business was due to a substantial increase in tender activity during 2001. In 2001, we submitted 15 tenders for SPM projects, compared to 10 tenders in 2000.

Selling, General and Administrative Expenses

        Our selling, general and administrative expenses increased 20.8% from U.S.$7.8 million in 2000 to U.S.$9.5 million in 2001. This U.S.$1.7 million increase was principally attributable to an increase in our personnel costs as a result of our increased tender activity. However, the overall effects of our increased personnel costs on our selling, general and administrative expenses were offset by certain cost savings attributable to a functional reorganization that we executed, efficiencies arising from the consolidation of our office space and a higher level of expenses that we allocated to specific FPSO tender projects and therefore booked under FPSO operations expenses.

Depreciation of Tangible Fixed Assets

        Our charges for depreciation of tangible fixed assets decreased 8.9% from U.S.$64.1 million in 2000 to U.S.$58.3 million in 2001. The relative decrease in the amount of depreciation resulted from the fact that we had fully depreciated certain equipment on the Uisge Gorm by August and October 2001 and that we temporarily suspended the depreciation of the Glas Dowr beginning in 2001 when we began modifying the vessel for its deployment to the Sable Field. The effect of these reductions in our depreciation charges during the period, however, was offset, in part, by the addition of depreciation charges for the Haewene Brim and the Munin in the fourth quarter of 2001.

Operating Expenses

        Due to the foregoing factors, our total operating expenses increased 9.1% from U.S.$135.9 million in 2000 to U.S.$148.2 million in 2001.

Operating Income

        As a result of the factors discussed above, and in particular the termination of the Glas Dowr service agreement with Amerada Hess, our operating income decreased 23.7% from U.S.$64.3 million in 2000 to U.S.$49.1 million in 2001. Our operating margin decreased from 32.1% of our revenues in 2000 to 24.9% of our revenues in 2001.

Financial Income and Expenses

        Our net financial expenses decreased 32.4% from U.S.$26.4 million in 2000 to U.S.$17.8 million in 2001. Our interest income decreased 8.0% from U.S.$5.6 million in 2000 to U.S.$5.2 million in 2001 due to a reduction in our cash balances and a decrease in interest rates. Our interest expense decreased 20.3% over the same period from U.S.$36.1 million to U.S.$28.8 million as a result of reductions in our bank debt over the respective periods. Our currency exchange results increased 40.4% from U.S.$4.1 million in 2000 to U.S.$5.8 million in 2001. Such results were attributable to currency exchange gains that we recognized when converting the subordinated Marenco loan to U.S. dollars in 2001.

Income Before Taxes

        As a result of the factors described above, our income before taxes decreased 17.6% from U.S.$37.9 million in 2000 to U.S.$31.3 million in 2001. As a percentage of revenues, our income before taxes decreased from 18.9% in 2000 to 15.8% in 2001.

Income Taxes and Net Income

        We had income tax credits amounting to U.S.$32.6 million in 2001, compared to income tax credits of U.S.$21.9 million in 2000. These income tax credits consisted of current tax credits of U.S.$230,000 in 2001, compared to current tax charges of U.S.$1.7 million in 2000, and deferred tax credits of U.S.$32.4 million in 2001, compared to deferred tax credits of U.S.$23.6 million in 2000. The deferred tax credits primarily resulted from the increase of tax loss carry-forwards resulting from our internal restructuring. After taking account of taxes, our net income increased 6.8% from U.S.$59.8 million in 2000 to U.S.$63.9 million in 2001.

Liquidity and Capital Resources

Overview

        Our primary sources of liquidity are cash flows generated from our operations and external debt. Our primary uses of cash are to fund working capital, to service indebtedness and to fund investments in new FPSOs. We believe that our working capital is sufficient to satisfy current requirements.

        The following table sets forth selected information concerning our consolidated cash flows during the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2000	2001(1)	2002	2002	2003
	(in U.S.$ thousands)
Net cash provided by (used in) operating activities	103,835	73,719	84,420	31,138	(3,752)
Net cash (used in) investing activities	(11,884)	(285,102)	(95,105)	(10,771)	(33,895)
Net cash provided by (used in) financing activities	(87,047)	203,275	20,018	(20,081)	29,984
Bank debt	(90,934)	202,848	(218,257)	(262,316)	28,882
10 1/4% Senior Notes due 2012	—	—	256,022	256,022	—
Debt arrangement fees	—	—	(18,802)	(16,136)	(33)
Short-term loan to related party	277	3,433	—	—	—
Unsubordinated Marenco loan(2)	(288)	(4,025)	(3,587)	31	—
Proceeds from restricted deposits	3,898	1,019	4,642	2,318	1,789

Notes:

(1)
Gives effect to our acquisitions of the Munin, the Haewene Brim and their related operating companies.

(2)
The unsubordinated Marenco loan was fully repaid in 2002.

Net Cash Provided by (Used in) Operating Activities

        Net cash provided by (used in) operating activities consists of operating income earned from our service agreements and our SPM delivery contracts, adjusted for investments in working capital and non-cash items such as depreciation and amortization. Working capital is defined as our current assets less our current liabilities.

        Net cash provided by (used in) operating activities was U.S.$103.8 million in 2000, U.S.$73.7 million in 2001, U.S.$84.4 million in 2002, U.S.$31.1 million in the first quarter of 2002 and U.S.$(3.8) million in the first quarter of 2003. The decrease in net cash provided by operating activities from 2000 to 2001 resulted from the decreased profitability of our operations and a U.S.$10.2 million investment in working capital, which were offset in part by a reduction in depreciation charges following the temporary suspension of the depreciation of the Glas Dowr from August 2001. The increase in net cash provided by operating activities from 2001 to 2002 was due to a relative decrease in our depreciation charges, an increase in deferred income tax assets and a reduction of working capital. The relative decrease in the amount of depreciation charges over the period resulted from the fact that we did not record depreciation charges in 2002 for certain equipment on the Uisge Gorm, which had been fully depreciated, and for the Glas Dowr, which was being modified to prepare it for operation on the Sable Field. The effect of these decreases, however, was offset in part by the introduction in 2002 of a full year of depreciation charges for the Haewene Brim and the Munin. We made a U.S.$22.3 million investment in our working capital in 2002. The decrease in net cash provided by operating activities from the first quarter of 2002 to the first quarter of 2003 was due primarily to a U.S.$19.9 million investment in working capital, which was used in connection with the development of three SPM systems and work performed at the Sable Field.

Net Cash (Used in) Investing Activities

        Net cash (used in) investing activities depends primarily on the amount of capital expenditures that we make in connection with the construction, modification or acquisition of FPSOs. Net cash (used in) investing activities totaled U.S.$(11.9) million in 2000, U.S.$(285.1) million in 2001, U.S.$(95.1) million in 2002, U.S.$(10.8) million in the first quarter of 2002 and U.S.$(33.9) million in the first quarter of 2003. The net cash outflow in 2000 related primarily to capital expenditures that we made to complete the development of the Aoka Mizu. In 2001, the net cash outflow resulted primarily from our acquisition of the Haewene Brim and the Munin and initial modifications that we made to the Glas Dowr to prepare it for operation on the Sable Field. In 2002, net cash used in investing activities related principally to additional modifications that we made to the Glas Dowr to prepare it for operation on the Sable Field. The relative increase in our net cash outflow from the first quarter of 2002 to the first quarter of 2003 resulted primarily from a U.S.$33.7 million increase in expenses relating to the modification and redeployment of the Glas Dowr. The cost of these modifications has been capitalized and added to the historic cost of the vessel.

Net Cash Provided by (Used in) Financing Activities

        Net cash provided by (used in) financing activities is primarily driven by our borrowing activities. These cash flows amounted to U.S.$(87.0) million in 2000, U.S.$203.3 million in 2001, U.S.$20.0 million in 2002, U.S.$(20.1) million in the first quarter of 2002 and U.S.$30.0 million in the first quarter of 2003. Our net indebtedness typically increases while we are modifying, developing or acquiring an FPSO, while our net indebtedness tends to decrease if we are not engaged in those activities, as is reflected in the net repayment of indebtedness during 2000. In 2001, our net debt increased due to approximately U.S.$279.2 million in drawdowns under a bridge credit facility used to finance our acquisition of the Haewene Brim, the Munin and their related operating companies. In 2002, the net cash provided by financing activities resulted primarily from expenditures relating to the refinancing of our former credit facility and certain other indebtedness and from the issuance of U.S.$260.0 million aggregate principal amount of notes. In connection with these financings, we incurred approximately U.S.$18.8 million in debt arrangement and professional fees. These fees have been capitalized and will be charged to financial expenses over the term of the indebtedness in respect of which they were incurred. The increase in net cash provided by financing activities from the first quarter of 2002 to the first quarter of 2003 resulted from approximately U.S.$28.2 million in drawdowns under our credit facility and the addition of approximately U.S.$1.8 million to our restricted deposits. We used the drawdowns under our credit facility in connection with modifications to the Glas Dowr relating to its redeployment to the Sable Field and the development of three SPM systems.

Financing Arrangements and Contractual Obligations

        As of March 31, 2003, we did not have any short-term bank debt under working capital facilities or our credit facility. We had total long-term bank debt of U.S.$353.0 million incurred under our credit facility and cash of U.S.$15.4 million. We also had U.S.$260.0 million aggregate principal amount of registered notes outstanding and U.S.$128.0 million of indebtedness outstanding under the subordinated Marenco loan. In April 2003, we issued the unregistered notes in an aggregate principal amount of U.S.$75.0 million at a price of 100.5% of their aggregate principal amount, plus accrued interest from and including February 15, 2003 to but excluding the issue date. We used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003, to but excluding the issue date, to repay approximately U.S.$73.4 million indebtedness under our credit facility and to pay U.S.$2.0 million of the costs relating to the issuance. On an adjusted basis giving effect to the issuance of the unregistered notes and the use of proceeds therefrom, as of March 31, 2003, we had approximately U.S.$279.6 million of indebtedness outstanding under our credit facility, U.S.$15.4 million of cash and U.S.$335.0 million aggregate principal amount of registered and unregistered notes outstanding.

        Credit Facility.    Our credit facility is a U.S.$600.0 million revolving credit facility that we signed in January 2002 with an international syndicate of banks led by Barclays Capital, Fortis Bank and ING Bank. The facility has a tenor of eight years and may be used to finance the development of new FPSOs and for general corporate purposes. Its structure includes a borrowing base, calculated according to the present value of cash flows we earn or expect to earn under our FPSO service agreements and a proportion of the residual value of our assets. The facility may be drawn upon at any time up to the lower of the current amount of the facility limit and the borrowing base. The facility limit, which was U.S.$540.0 million as of March 31, 2003, reduces by U.S.$20.0 million per quarter and is scheduled to reach zero in December 2009. Interest is payable at a rate that is equal to a margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending on certain factors. As of December 31, 2002, the applicable interest rate was 2.837%. See "Description of Certain Financing Arrangements—Credit Facility"

        The following table presents certain information regarding the expected availability of funding under our credit facility in its current form during the periods indicated.

	Year ending December 31,
	2003	2004	2005	2006	2007	2008	2009
	(in U.S.$ millions)
Facility limit	480	400	320	240	160	80	0
Borrowing base(1)	479	382	325	287	271	248	223

Note:

(1)
Based on our current FPSO fleet.

        Other Financing Arrangements.    In addition to the credit facility described above, we also have entered into the following financing arrangements.

  •
  Outstanding Notes. In February 2002, we issued U.S.$260.0 million aggregate principal amount of notes through our finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. We used the gross proceeds from the issuance of the notes to repay approximately U.S.$248.5 million of indebtedness outstanding under our credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. The notes were exchanged for a like principal amount of our registered notes in September 2002. In April 2003, we issued the unregistered notes in an aggregate principal amount of U.S.$75.0 million at a price of 100.5% of their aggregate principal amount, plus accrued interest from and including February 15, 2003 to but excluding the issue date. We used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003, to but excluding the issue date, to repay approximately U.S.$73.4 million indebtedness under our credit facility and to pay U.S.$2.0 million of the costs relating to the issuance. The registered and unregistered notes, which have an aggregate principal amount of U.S.$335.0 million, have been fully and unconditionally guaranteed, on a joint and several basis, by our other group companies. See "Description of the Notes".

  •
  Subordinated Marenco Loan. We have borrowings outstanding under a loan from Marenco Investments Limited, our affiliate, that is fully subordinated to both our credit facility and the guarantees of our notes. As of March 31, 2003, the total amount of this loan (including accrued interest) was U.S.$128.0 million. Interest is payable at a rate of 7.0% per annum; however, cash interest payments on the loan can be made only in accordance with the provisions of our credit facility and the restricted payment provisions of the indenture for our notes. In 2002 and the first quarter of 2003, we accrued approximately U.S.$8.2 million and U.S.$2.2 million, respectively, of interest on the loan. See "Description of Certain Financial Arrangements—Subordinated Marenco Loan" and "Description of the Notes".

  •
  Guarantee Facilities. We are party to a U.S.$10.0 million guarantee facility with Lloyds TSB, a U.S.$20.0 million performance guarantee facility with ING Bank and a U.S.$16.4 million performance guarantee facility with Nationale Borg. The facilities enable us to give bank guarantees to our suppliers. As of March 31, 2003, we had U.S.$3.4 million outstanding under our guarantee facilities.

        Scheduled Maturities of Contractual Obligations.    The following table presents the scheduled maturities of our contractual obligations on an adjusted basis giving effect to the issuance of our unregistered notes and the application of the proceeds therefrom, assuming that any available rollover provisions were inapplicable, as of March 31, 2003.

	Payments due by Period
	Total	< year	1-3 years	3-5 years	> 5 years
	(in U.S.$ thousands)
Long-term debt obligations	612,961	—	32,961	160,000	420,000
Capital lease obligations	—	—	—	—	—
Operating lease obligations	6,571	2,157	3,535	879	—
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	619,532	2,157	36,496	160,879	420,000

Capital Expenditures

        From time to time, we are required to make capital expenditures in respect of our FPSOs and our SPM development projects. Our current commitments for these expenditures, and the majority of our expected expenditures for 2003, relate to modifications that we have been required to make to the Glas Dowr's topsides and mooring system and work that we have been required to perform at the Sable Field to prepare the Glas Dowr for its redeployment to the location. Due to an unanticipated increase in the scope and complexity of the vessel modifications, labor unrest and difficulties with project management on the part of the construction yard where the work was being performed, the project has consistently experienced delays and cost overruns.

        While we have successfully implemented a number of measures to remedy these problems, we have recently experienced further delays associated with the commissioning of the newly installed gas compression modules on board the vessel, further complicated by adverse weather conditions during the installation and commissioning, which have extended the timeframe for final on-site preparation of the vessel for full operation. We now expect the vessel to achieve first oil in August 2003, as compared to our previous forecast of end-June 2003.

        The delay in the expected first oil date and additional work on the gas compression facilities, along with increased insurance costs and negative movements of the U.S. dollar against the South African rand (the currency in which we are contractually obligated to reimburse the construction yard for project expenditures), have led to an upward revision in our estimate of the costs of the vessel modifications and subsea work, excluding financing costs, from our estimate in April 2003 of approximately U.S.$170.0 million to approximately U.S.$195.7 million. Of this amount, U.S.$50.4 million is reimbursable by PetroSA.

        As of March 31, 2003, we had expended approximately U.S.$126.9 million on the vessel modifications and approximately U.S.$31.2 million on developing the subsea infrastructure, and we had received approximately U.S.$31.2 million in milestone payments from PetroSA for the completion of certain subsea work. Based upon our estimates, we believe that we had approximately U.S.$37.6 million in remaining commitments for expenditures relating to the project as of that date. We expect to fund U.S.$19.2 million of the expenditures with milestone payments that we will receive from PetroSA for remaining subsea work and to fund the remaining expenditures with borrowings under our credit facility. We do not expect the delays or budgetary overruns to otherwise materially affect our liquidity or capital resources.

        Our future capital expenditures will depend primarily on the FPSO and SPM projects that we undertake. It is not possible to predict with certainty the extent of the capital expenditures that we will be required to make in connection with these projects. However, we believe that the amount will be primarily a function of the characteristics of the oil fields on which the FPSO or SPM system will be used, the requirements set forth in the applicable service agreement or SPM delivery contract and the design selected.

Research and Development

        We have focused our research and development activities on technology that is integral to our FPSO and SPM businesses. We have an in-house design and engineering team consisting of engineers trained in a number of disciplines. We also access new sources of information or technology by entering into strategic alliances with equipment manufacturers, oil and gas companies, universities or by participating in joint industry programs. While the market for our products and services is subject to continual technological changes, development cycles from initial conception through introduction can extend over several years. Our efforts have resulted in the development of a number of inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines. Our research and development activity has led to a number of patents or patent applications, principally in the area of SPM systems. See "Business—Intellectual Property". During 2000, 2001, 2002 and the first quarter of 2003, our research and development expenditures were U.S.$0.4 million, U.S.$0.4 million, U.S.$0.5 million and U.S.$0.1 million, respectively. We expect to expend a similar amount on research and development in future periods.

Quantitative and Qualitative Exposure to Market Risk

        In the ordinary course of our business, we are exposed to a variety of market risks arising from fluctuations in interest rates and foreign currency exchange rates but generally are not exposed under our service agreements to any material risks relating to the price of oil. To manage the market risks to which we are exposed, we enter into market sensitive instruments based on internal policies and guidelines that are designed to mitigate our exposure to any adverse effects of changes in market conditions. We do not enter into market sensitive instruments for trading or speculative purposes. While we do not anticipate that the use of market sensitive instruments will have a material adverse effect on our consolidated financial position, results of operation or prospects, we cannot guarantee that our mitigation strategy will be effective.

Interest Rate Sensitivity

        The majority of our indebtedness consists of advances under our credit facility and our outstanding registered and unregistered notes. We expect that in the future we will continue to have significant borrowings under our credit facility obligations under our notes.

        Advances under the credit facility bear interest at rates typically expressed as a margin over the appropriate interbank rate. In order to reduce our interest rate exposure, as of December 31, 2002 and as of March 31, 2003, we had swapped approximately 74.0% and 61.5%, respectively, of the outstanding indebtedness under our credit facility from floating rate to fixed rate.

        Interest on our outstanding notes is payable at a rate of 10 1/4% per annum. To reduce the interest expense relating to our outstanding registered and unregistered notes, we entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of these notes in exchange for a floating rate amount of interest that was payable on an equal amount of indebtedness. On May 27, 2003, we cancelled the swap transaction. Under the swap, prior to the cancellation, we received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin of 5.91% over LIBOR. We received U.S.$7.6 million on May 30, 2003, which represented our net gain prior to the cancellation under the swap transaction. We expect to use this payment to repay outstanding indebtedness under our credit facility.

        The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations, that were outstanding as of December 31, 2002 and as of May 1, 2003. The May 1, 2003 data is provided because we significantly altered the profile of our interest rate sensitive instruments in connection with our issuance of U.S.$75.0 million aggregate principal amount of unregistered notes in April 2003 and our entry into, and subsequent cancellation of, the interest rate swap transaction described above. For debt obligations, the tables present our principal cash flows and related weighted average interest rates by expected maturity dates under our existing debt arrangements. For interest rate swaps, the tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the swap. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollars, which is our reporting currency. The instrument's actual cash flows are also denominated in U.S. dollars.

	As of December 31, 2002
	Expected Maturity Date December 31,
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(in thousands U.S.$ equivalents)
Liabilities
Long-Term Debt
Fixed rate debt (U.S.$)	—	—	—	—	—	125,849	125,849	160,612
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	—	—
Fixed rate debt (U.S.$)	—	—	—	—	—	—	—	260,000 (1)
Average interest rate	10.25%	10.25%	10.25%	10.25%	10.25%	10.25%	—	—
Variable rate debt (U.S.$)	—	—	4,733	80,000	80,000	160,000	324,733	—
Average interest rate	LIBOR+M (2)	LIBOR+M (2)	LIBOR+M (2)	LIBOR+M (2)	LIBOR+M (2)	LIBOR+M (2)	—	—
Interest Rate Swaps
Variable to Fixed (U.S.$)	41,858	35,990	—	—	—	—	77,848	(4,273)
Average pay rate	6.7225%	6.7225%	—	—	—	—	—	—
Average receive rate	LIBOR	LIBOR	LIBOR	—	—	—	—	—
Variable to Fixed (U.S.$)	73,481	36,821	35,092	7,006	—	—	152,400	(3,463)
Average pay rate	3.463%	3.463%	3.463%	—	—	—	—	—
Average receive rate	LIBOR	LIBOR	LIBOR	—	—	—	—	—

Notes:

(1)
While indebtedness in respect of our notes amounted to U.S.$256.4 million as of December 31, 2002, the U.S.$260.0 million aggregate principal amount of the notes is payable upon maturity.

(2)
Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 1.300% to 1.700% depending on certain factors.

	As of May 1, 2003
	Expected Maturity Date May 1,
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(in thousands U.S.$ equivalents)
Liabilities
Long-Term Debt
Fixed rate debt (U.S.$)	—	—	—	—	—	128,845	128,845	149,707
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	—	—
Fixed rate debt (U.S.$)	—	—	—	—	—	—	—	335,000 (1)
Average interest rate	10.25%	10.25%	10.25%	10.25%	10.25%	10.25%	—	—
Variable rate debt (U.S.$)	—	—	—	63,959	80,000	140,000	283,959	—
Average interest rate	LIBOR+M (2)	LIBOR+M (2)	LIBOR+M (2)	LIBOR+M (2)	LIBOR+M (2)	LIBOR+M (2)	—	—
Interest Rate Swaps
Variable to Fixed (U.S.$)	41,712	25,845	—	—	—	—	67,557	(3,445)
Average pay rate	6.7225%	6.7225%	—	—	—	—	—	—
Average receive rate	LIBOR	LIBOR	LIBOR	—	—	—	—	—
Variable to Fixed (U.S.$)	80,297	12,367	27,244	—	—	—	119,908	(2,636)
Average pay rate	3.463%	3.463%	3.463%	—	—	—	—	—
Average receive rate	LIBOR	LIBOR	LIBOR	—	—	—	—	—
Fixed to Variable (U.S.$)(3)	—	—	—	—	—	335,000	335,000	2,925
Average pay rate	LIBOR+ 5.91%	LIBOR+ 5.91%	LIBOR+ 5.91%	LIBOR+ 5.91%	LIBOR+ 5.91%	LIBOR+ 5.91%	—	—
Average receive rate	10.25%	10.25%	10.25%	10.25%	10.25%	10.25%	—	—

Notes:

(1)
While indebtedness in respect of our notes amounted to U.S.$331.9 million as of May 1, 2003, the U.S.$335.0 million aggregate principal amount of the notes is payable upon maturity.

(2)
Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 1.300% to 1.700% depending on certain factors.

(3)
As discussed above, we cancelled this swap transaction on May 27, 2003.

Exchange Rate Sensitivity

        Our revenues are primarily denominated in U.S. dollars and, to a lesser extent, sterling. In 2002 and the first quarter of 2003, approximately £16.7 million (U.S.$27.0 million) and £4.6 million (U.S.$7.3 million), respectively, of our revenues were denominated in sterling. Our expenses are denominated primarily in U.S. dollars and to a lesser degree, euro and sterling. We are exposed to fluctuations in foreign currency exchange rates, because a portion of our expenses and financial indebtedness is denominated in currencies that are different from our revenues. Our policy is to match, through our FPSO service agreements, the revenues in a particular currency with our operating costs in that currency, thereby minimizing the risk associated with fluctuations in foreign currency exchange rates. We also match our indebtedness denominated in U.S. dollars with our revenues denominated in U.S. dollars. We purchase foreign currency exchange contracts from financial institutions to the extent of any residual exposure. We manage our outstanding currency exposure on a regular basis and net these exposures across our operations as a group. Gains and losses related to specific currency transactions are recognized as part of our income from financing activities. We did not have any material forward currency exchange contracts outstanding as of December 31, 2002 or May 30, 2003.

INDUSTRY OVERVIEW

FPSO Background

        An FPSO is a type of floating production unit, or FPU, that is used by oil companies to produce, process, store and offload hydrocarbons from offshore fields. FPSOs are either newly built or converted tankers upon which production equipment is mounted. A typical FPSO field development consists of wells completed using subsea wellheads that are connected to the FPSO by flexible risers which carry fluids (oil, gas and water) from the ocean floor to the vessel. The flexible risers are generally connected to a turret, which is moored in place by an anchoring system, allowing the FPSO to rotate according to the prevailing weather or ocean conditions. The FPSO controls the flow of fluids from the wells through control umbilicals that extend from the turret to the subsea wellhead. The fluids are processed onboard the FPSO, and the treated crude oil is stored before being exported by an offtake system utilizing shuttle tankers. Water may be reinjected to the reservoir to maintain field pressure. Natural gas resulting from the production process may be exported by subsea pipeline, reinjected or flared.

        FPSOs differ from one another according to a number of broad criteria. Size is a key differentiator. At one extreme, the largest FPSOs have weights exceeding 100,000 dwt and storage capacities exceeding one million barrels. Smaller FPSOs have weights of approximately 50,000 dwt and storage capacities of approximately 125,000 barrels or less. Another key differentiator is the environmental standard to which the vessel is constructed. FPSOs suitable for harsh environments are constructed with double hulls or double sides and can operate in virtually all regions of the world, while FPSOs suitable for use in benign environments are constructed to less exacting standards and are only available for operation in mild environments, such as those in Asia and West Africa. Finally, FPSOs can be distinguished by their technical complexity, according to such measures as the number of risers available for deployment, the size and the sophistication of their processing units and the availability of gas compression. A number of specific field factors including field size and depth, weather conditions, existing infrastructure and regulatory requirements, determine which type of FPSO is optimal in a particular field.

        FPSOs are typically designed and constructed for production over the life of a particular field or group of fields. In such life-of-field developments, the field operator will generally attempt to adapt either the production facility with the reservoir requirements or the reservoir strategy to the existing production facility. Once an FPSO is installed and operating on a particular field, in order to maximize the benefit received from the FPSO, field operators often further explore the surrounding area in hope of developing and tying back additional fields to the FPSO. Fields that would not normally have been developed on their own can be tied back to an existing FPSO due to the low cost of the tie-back relative to the cost of developing an entirely new infrastructure. Most life-of-field FPSOs operate under medium to long-term service agreements with oil companies. The ability to tie-back neighboring fields to an FPSO often results in extensions of contract periods and prolonged periods of utilization. After the fields on which the FPSO operate are depleted, the FPSO can be redeployed to another field or group of fields.

        The substitution of a new FPSO for an existing FPSO after the expiration of the minimum contract period is improbable. The customization of an FPSO to the specific field or group of fields on which it operates, the high cost of replacing an existing FPSO with a substitute and the intervening costs of oil production downtime are unlikely to make such a substitution an attractive alternative for a field operator.

Offshore Oil Production

        FPUs were first developed during the mid-1970s as an alternative to fixed platform systems for the production phase of subsea oil fields. Economic factors were the principal drivers of this development. Compared to traditional fixed platform production systems, most FPUs minimize the time to first oil and generally cost less to build in deeper waters. Their suitability for reuse on alternative fields, and the resulting ability to amortize their cost over multiple field developments, also permits economic production to take place on marginal fields and lowers field abandonment costs at the end of a field's production life. As a result of these factors, the number of FPUs has grown rapidly, and FPUs now represent an important component of offshore oil production.

        In addition to these economic factors, the rapid development of deepwater production that has occurred in recent years has caused the growth in the use of FPUs to outpace growth in the use of fixed platform systems. The depths at which offshore fields can now be profitably developed have reached levels at which fixed platform systems are no longer a viable option and the use of an FPU is required. This is a trend that we expect to continue in the future.

        The offshore oil and gas industry has developed four basic types of FPUs for use in offshore oil production: tension leg platforms, spars, semisubmersibles and FPSOs. The selection of a particular FPU for use in a given project depends on a number of factors, including the type of hydrocarbons to be produced, whether additional drilling operations will be conducted concurrently with production, estimated production levels, the location and size of the field, water depth, weather conditions, characteristics of the sea floor, deck load requirements and storage requirements. Production optimization depends on aligning the particular field characteristics and objectives with the most appropriate type of FPU.

        While tension leg platforms, spars, semisubmersibles and FPSOs share a number of common characteristics and advantages over fixed platform systems, there are significant distinctions between them.

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  Tension leg platforms. Tension leg platforms are columnar vessels that are held below their natural buoyancy level by tensioned wires which are fastened to the ocean floor. This combination of buoyancy and tensioned restraint enables tension leg platforms to sustain high sea and wind conditions with minimal heave, enabling the facility to continue production in varying environmental conditions. Given their configuration, tension leg platforms generally lack storage capacity and are subject to topside limitations caused by space and weight constraints.

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  Spars. Spars are vertical cylindrical units, positioned with mooring systems that provide predictable motion characteristics in rough seas and winds. Spars can support limited drilling operations, and their hulls can be configured for significant oil storage. Most spars suffer from topside constraints.

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  Semisubmersibles. Semisubmersibles consist of a semisubmersible vessel, usually a converted drilling rig, upon which production equipment is mounted. These units are either anchored to the seafloor or utilize dynamic positioning systems to maintain their station, providing sufficient stability to permit their operation in nearly all water depths. They are well suited for handling all weather conditions and, in some cases, can support heavy drilling and well maintenance operations. Like tension leg platforms, they generally lack storage capacity and are subject to topside limitations caused by space and weight constraints.

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  FPSOs. FPSOs are either newly built or converted tankers upon which production equipment is mounted. The fluids (oil, gas and water) are processed onboard the FPSO, and the treated crude oil is stored before being exported by an offtake system utilizing shuttle tankers. Compared to other FPUs, FPSOs generally have significantly greater storage capacity. This is most important in fields that lack existing infrastructure and where high storage capacity is required in order to avoid costly production shutdown. In such fields, oil companies generally prefer FPSOs over other FPUs. In addition, they typically have greater topside capacity than other FPUs, allowing for greater processing capacity, separation of hazards and the subsequent incorporation of additional facilities for neighboring field developments. While FPSOs usually lack drilling or heavy well maintenance capabilities, they tend to be the most versatile type of FPU, as they are able to operate in any water depth and in varying weather conditions and are appropriate for a wide variety of field characteristics.

The FPU Market

        Demand for the production and operation of new FPUs has increased significantly in recent years in connection with the accelerated development of small and medium sized offshore fields (particularly in mature producing regions) and an increase in the number of deepwater development areas. We expect that this demand will continue to grow as existing onshore fields become depleted and new deepwater offshore fields are developed. As a result of the development of deepwater exploration, drilling and production technologies, many oil companies have signaled that planned developments in deepwater areas will be essential to meeting their announced production volume growth targets in the next three to five years. While a substantial amount of deepwater activity to date has been characterized by exploration drilling, augmented by some production activity, we expect deepwater activity to be increasingly balanced between exploration and production activities. We believe that demand for FPUs will continue to grow to support the anticipated increase in deepwater production.

The FPSO Market

        The FPSO market is currently the largest single source of FPUs. Over the past five years, there has been an increasing trend by oil companies to reduce capital tied up in expensive offshore production equipment and to outsource the development and operation of such equipment to independent contractors. This is a trend we expect to continue, with a greater number of oil companies electing to enter into medium and long-term service agreements covering the operation of FPSOs in fields under their control. Experience to date has shown that most FPSOs developed by contractors have been developed under long-term service agreements with oil companies. Most of these FPSOs have been developed as life-of-field production assets and contracted to oil companies for minimum contract periods equal to the minimum expected field life. In the majority of cases, production at a particular field has actually extended beyond the minimum contract period and the addition of tie-backs to neighboring fields has further extended operations.

        Few, if any, speculative FPSOs have been developed without specific service agreements in place due to the high capital expenditures necessary to align the topsides of an FPSO with the characteristics of a particular field. We believe that the need to customize life-of-field FPSO developments to specific field characteristics and objectives will result, as in the past, in the development of new FPSOs under service agreements with oil companies. While there is a general trend to greater standardization of FPSO design, we believe uniformity will lead to greater redeployment flexibility following the expiration of a contract period rather than the emergence of a merchant fleet available for employment on a speculative basis.

        FPSOs are not currently permitted to operate in parts of the Gulf of Mexico that fall within U.S. territorial control. An extensive study authorized by the U.S. Government has concluded that FPSOs do not pose any greater safety or environmental risks than other production facilities, and participants in the offshore oil and gas industry expect that the first FPSO could commence operations as early as 2003 or 2004. Exploration and production activities in the region have begun to focus on increasingly deep waters where FPSOs are one of the few economical means of production. Some deep water production is likely to come from existing fixed platforms at the edge of the shallow water shelf which through subsea tie-backs could serve as regional infrastructure centers for nearby deepwater fields. New deepwater pipeline infrastructure is also an option, which would tend to reduce the need for FPSOs, although it is not yet clear that pipeline infrastructure in the Gulf of Mexico would be economical at deepwater locations. If FPSO operations are permitted, we would expect new FPSO development opportunities to occur in the region in addition to those forecasted elsewhere.

SPM Market

        SPM systems are used to transfer fluids to and from a floating production unit, floating storage and offloading vessel or tanker while securing the unit, vessel or tanker to the ocean floor. Though the design of a given SPM system depends on its intended use, most SPM systems consist of an anchoring system that is connected to the ocean floor and a fluid transfer system that permits the transfer of fluids between fixed and rotating parts of the mooring system. SPM systems typically permit the free weathervaning of vessels thereby minimizing or offsetting wave, wind and current forces. The offshore oil and gas industry employs three general categories of SPM systems: turret mooring systems, buoy mooring systems and tower mooring systems.

        A turret mooring system is attached to or incorporated in an FPSO or floating storage and offloading vessel and consists of a cylinder through which flow-lines fixed to a wellhead enter an FPSO unit or floating storage and offloading vessel. Bearings securing the turret allow the FPSO or floating storage and offloading vessel to rotate according to wave, wind and current forces. Internal turrets must be applied in harsh environments where mooring forces are high. Prices for turret mooring systems typically range from U.S.$10.0 million to U.S.$100.0 million according to the complexity of the specifications, the location and the prevailing market conditions.

        A buoy mooring system is an independent floating fluid transfer system that is anchored to the ocean floor through a series of anchors. Buoy mooring units are generally used for the purpose of temporarily mooring and loading tankers at offshore loading points or other locations where normal harbor facilities are not available. Several different designs of buoys are currently used for this purpose, including a turret buoy and a turntable buoy. The price of a buoy mooring system typically ranges from U.S.$5.0 million to U.S.$10.0 million depending on the design specifications.

        A tower mooring system is a fluid transfer system that is attached to the ocean floor. The tower may take the form of a wishbone or other design. Like buoy mooring systems, tower mooring systems are generally used to moor tankers at offshore loading points or other locations where normal harbor facilities are not available. Their use is generally limited to depths of no more than 50 meters, although the use of a tower wishbone configuration permits mooring at depths of up to 75 meters. The price of a tower mooring system typically ranges from U.S.$15.0 million to U.S.$50.0 million depending on its design.

        The SPM market started its development in the 1960s. Originally SPM systems were employed principally as an offshore loading or discharge facility for crude and other oil products located near to the storage tanks. Subsequently, SPM systems were adapted to develop offshore oil fields and used to transfer crude oil directly from the wells into tankers. The SPM business was further strengthened by the increasing growth in tanker sizes and the ability of SPM systems to facilitate oil transfer to and from these tankers offshore, thereby avoiding the need to develop costly extensions of harbor facilities into deeper water. SPM buoys allow large oil tankers to load or offload oil, while rotating freely around the SPM systems moved by wind, wave and currents and thereby reducing downtime compared to more traditional jetties and multi-buoy mooring systems. The use of turret based SPM systems has grown substantially in response to the growth in development of FPSOs.

        SPM systems are important components of offshore oil production programs and as a result, we expect the SPM market to grow in response to anticipated growth in the offshore exploration and production market generally. We believe that the earnings pattern of the SPM market will continue to be more volatile than that of the FPSO contract market, as SPM systems are typically sold rather than leased pursuant to medium to long-term service agreements, making earnings from SPM systems more sensitive to prevailing oil prices and levels of exploration and production activity generally.

BUSINESS

Overview

        We are Aurelia Energy N.V., a holding company with no independent operations, and its subsidiaries, a group of companies that comprise a specialized service provider to and operator in the offshore oil industry. We operate under the name "Bluewater" and are a leader in the design, development, ownership and operation of FPSOs, which we operate for oil companies under medium- and long-term service agreements, and the design, development, project management and delivery of SPM systems.

        Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium- and long-term service agreements with oil companies. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. The medium- to long-term profile of our service agreements provides us with stable and predictable revenues. During the term of these agreements, the revenues from our FPSO business are generally significantly insulated from fluctuations in the price of oil and changes in the levels of exploration and production activities of oil companies. Our FPSO fleet currently consists of five high specification FPSOs (the Uisge Gorm, the Bleo Holm, the Glas Dowr, the Haewene Brim and the Munin) that we have contracted to our companies under service agreements and two FPSO hulls (the Aoka Mizu and the Paradise) that we are marketing worldwide. In 2000, 2001, 2002 and the first quarter of 2003, our FPSO business generated 91.3%, 90.3%, 83.4% and 90.5% of our revenues, respectively, 100.8%, 111.7%, 134.9% and 141.6% of our net income, respectively, and 99.8%, 106.9%, 113.1% and 114.4% of our EBITDA, respectively.

        Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in the delivery of 3 SPM systems since 1999 and more than 50 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In 2000, 2001, 2002 and the first quarter of 2003, our SPM business generated 8.7%, 9.7%, 16.6% and 9.5% of our revenues, respectively, (0.8)%, (11.7)%, (34.9)% and (41.6)% of our net income, respectively, and 0.2%, (6.9)%, (13.1)% and (14.4)% of our EBITDA, respectively.

        While we manage FPSO and SPM projects from the initial design and engineering phase to final installation, we do not engage in the fabrication of FPSOs or SPM systems. Rather, we outsource these requirements to qualified subcontractors.

        We earn revenues on a worldwide basis as described above. The following table presents information concerning our revenues by activity and geographical region for the periods indicated.

	For the year ended December 31,						For the three months ended March 31,
	2000		2001		2002		2002		2003
	(in U.S.$ thousands, except percentages)
FPSO business
Europe	182,806	91.3%	174,153	88.3%	183,690	69.9%	44,521	79.4%	44,282	78.9%
Asia	—	—	3,985	2.0%	23,030	8.8%	5,179	9.3%	6,343	11.3%
Africa	—	—	—	—	12,373	4.7%	—	—	130	0.3%

Total	182,806	91.3%	178,138	90.3%	219,093	83.4%	49,700	88.7%	50,755	90.5%

SPM business
Europe	5,262	2.6%	7,287	3.7%	4,869	1.9%	(338)	(0.6)%	1,512	2.7%
Asia	—	—	4,939	2.5%	14,070	5.3%	4,799	8.5%	1,376	2.5%
Africa	1,805	0.9%	6,953	3.5%	24,767	9.4%	1,901	3.4%	2,457	4.3%
Australia	6,974	3.5%	—	—	—	—	—	—	—	—
South America	3,350	1.7%	—	—	—	—	—	—	—	—

Total	17,391	8.7%	19,179	9.7%	43,706	16.6%	6,362	11.3%	5,345	9.5%

Total	200,197	100.0%	197,317	100.0%	262,799	100.0%	56,062	100.0%	56,100	100.0%

Strengths

        We believe that we have the following strengths:

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  Our FPSOs provide essential infrastructure to the fields on which they operate, facilitating extended production lives for the FPSOs. We design and develop our FPSOs as life-of-field production assets in conjunction with oil companies seeking to maximize the production potential of their fields. Our FPSOs provide the necessary infrastructure for such activities through the extraction and processing of hydrocarbons from the ocean floor and the storage and offloading of treated crude oil. We believe that this infrastructural capacity links our FPSOs to the lives of the fields, providing our FPSO business with long-term earnings stability. This earnings stability is further strengthened by the economic incentive for field operators to develop neighboring fields through the use of tie-backs, which are relatively inexpensive compared to the development of an independent infrastructure. The Uisge Gorm and the Bleo Holm are currently benefiting from such tie-backs.

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  Our service agreements produce stable and predictable EBITDA streams. We operate our FPSOs for oil companies pursuant to medium-and long-term service agreements, under which payments are generally made on the basis of defined day rates that consist of a fixed facility fee for the rental of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel during the minimum contract period. Our service agreements generally require oil companies to make contract payments irrespective of the price of oil or whether the field is producing oil. These contract payments result in stable and predictable EBITDA streams. Our service agreements also allow oil companies to continue to use our FPSOs at the end of the minimum contract period based on predetermined economic terms. The extension options provide oil companies with flexibility in developing their reservoir strategies using our FPSOs, while their predetermined economic terms enhance the stability of our EBITDA streams.

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  Our service agreements are backed by high quality assets. Our five existing FPSOs are engineered for use in harsh environments and designed to satisfy the most stringent regulatory and environmental standards. Since commencing operations, our FPSOs have experienced negligible weather downtime and have generally maintained high operating uptimes while producing on-field. The technical, regulatory and environmental standards to which our FPSOs were built would currently permit us to operate them in most offshore oil producing regions, including the offshore fields of the North Sea, South Africa, West Africa, Brazil, Asia and Australia. We believe that our FPSOs should also be able to satisfy the regulatory and environmental standards in the U.S. Gulf of Mexico once the area opens to FPSO operations. In light of their original technical specifications, our FPSOs have remaining design lives that, in each case, exceed the expected production profile of their fields and which can be extended through general overhauls.

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  We have a successful track record in the development of new FPSOs and SPM systems. We are an industry leader in the development and operation of FPSOs and the development of SPM systems, having been one of the early entrants to these markets. Since 1985, we have successfully developed six FPSOs after entering into service agreements with various oil companies, and we have developed and delivered over 50 SPM systems worldwide. Our customers have included Amerada Hess, Enterprise Oil, SOI, Elf, Exxon, Mobil, PetroSA, Shell, Talisman and Texaco. We believe that our track record, resource depth and focus make us one of the leading developers of FPSOs and SPM systems and will provide us with access to the new development opportunities currently arising in deepwater oil production.

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  We have an experienced engineering staff that can be deployed flexibly. Our highly qualified engineering staff has experience in the design and development of both FPSOs and SPM systems and can be allocated between various projects depending on market conditions and project demands. In addition to the permanent members of our staff that have technical qualifications, we employ highly skilled auxiliary workers on a contractual basis according to our specific needs. We also outsource the more generic, labor intensive tasks relating to the development of FPSOs and SPM systems to subcontractors. We believe that this approach to staffing provides us with substantial flexibility that enables us to maintain our core engineering capabilities while being able to scale back our operations and manage our cost base in line with market conditions and business needs.

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  We maintain high operating standards. Our policy is to conduct operations in a manner that promotes health and safety and to ensure that our activities do not harm the environment. We consider aspects regarding health, safety and the environment to rank equally with commercial and operational factors, and we review our health, safety and environmental practices and procedures regularly to ensure that our performance is continuously improved. We develop our FPSOs and SPM systems in line with the International Safety Management Code, ISO 9001 and ISO 14001. We have a strong record in safety and environmental issues. Our customers, governmental authorities and insurance companies perform regular audits of our FPSO operations and have consistently given us positive scores in this respect.

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  We have an experienced management team. Our senior management team has an average of 20 years of experience in the offshore oil and contracting industry. We believe that the management and industry expertise of our senior management team will enable us to successfully implement our business strategy.

Strategy

        The primary elements of our strategy are to:

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  Maintain our earnings stability by focusing on our FPSO business. We will continue to focus on maintaining high operating standards so as to ensure profit maximization from our existing service agreements by achieving high production uptimes. We will also continue to work in partnership with our field operators by aligning our production assets with their reservoir strategies. In this way, we expect to be able to assist oil companies in optimizing their field economics while prolonging the production lives of our FPSOs. Where possible, we will negotiate tariff and bonus payments in addition to fixed day rates when extending our existing service agreements.

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  Maximize our return on FPSO service agreements. We believe that value maximization is a function not only of the time to first oil, but also field quality, the duration of our contract periods, day rates, the possibility of tie-backs to neighboring fields and the quality of the field operator. In seeking new service agreements for our FPSOs, we aim to balance these criteria in order to optimize our asset value. Our strategy is to develop FPSOs with long design lives and to operate those vessels pursuant to medium- or long-term service agreements with oil companies and on fields that maximize the potential for high day rates, extensions of contract periods and tie-backs to neighboring fields. We believe that our existing FPSO fleet has benefited from this strategy.

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  Continue to develop our SPM business and capture synergies with our FPSO development activity. We will continue to develop SPM systems for delivery to our customers, utilizing our proprietary designs where appropriate. We will do this with a view to increase profits, maintain our market share and continue to take advantage of the synergies with our FPSO development activities for which SPM turret design is an integral component.

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  Selectively develop or acquire new FPSOs under service agreements over the medium-term. In due course, and after we have entered into a new service agreement for the Munin, we intend to continue to selectively add to our FPSO fleet through the development or acquisition of additional vessels. We will do so on the basis of securing medium- to long-term service agreements with oil companies. In undertaking new FPSO developments, we will leverage our past experience of FPSO development while continuing to outsource all fabrication requirements. Whether we acquire an existing FPSO or develop a new FPSO, our objective will be to increase the level of our medium- to long-term contract revenues.

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  Continue to outsource fabrication of FPSOs that we operate or the SPM Systems that we sell. We are not involved in the fabrication of the hulls, topsides or any other equipment related to the construction or modification of FPSOs. We also do not engage in the fabrication of any components of the SPM systems that we sell. We outsource all fabrication activities to subcontractors. We carefully manage the selection of our subcontractors and closely monitor the cost, timeliness and quality of the work delivered by them. By concentrating our operations on design, engineering, project management and marketing, we believe we are able to preserve the flexibility of our organization and reduce our vulnerability to the cyclicality of the oil industry. We will maintain our strategy of outsourcing all fabrication work related to our business in the future.

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  Preserve our strong engineering culture. We strive to make advances in the development of new FPSOs and the innovation of FPSO and SPM technology. We believe that our strong engineering capabilities have enabled us to compete effectively in the FPSO and SPM markets. Given the trend in the offshore oil industry of expanding production in deepwater environments and other areas that require the use of high specification FPSOs, we aim to continue to promote the strong engineering culture within our organization.

History

        The first of our operating companies was founded in 1978 in the Netherlands under the name of "Seaflow Systems". In 1979, this company changed its name to "Bluewater", which has since become the name under which all of our operating companies trade.

        Initially, we concentrated our activities exclusively on the design, development and delivery for sale of SPM systems. We designed our first SPM system in 1978 and have since designed, supplied and installed more than 50 SPM systems worldwide. We have become one of the three leaders in the development of SPM systems.

        In the early 1980s, we expanded our activities to focus on the design, engineering, project management and delivery of floating storage and offloading vessels for sale to oil companies and contractors. SPM systems are a significant component of most floating storage and offloading vessels. We believe that the design, engineering and project management skills that we acquired over several years of SPM development allowed us to progress to the development of these vessels.

        In response to increasing growth in offshore oil production and a successful track record of developing floating storage and offloading vessels, we decided to further expand our activity into the development of FPSOs. Our first FPSO was completed in 1985 and initially contracted to Montedison. We developed two additional FPSOs in 1987 and 1990, which we operated for Amoco and Occidental Eastern. These "first generation" FPSOs were short-life FPSOs, based on relatively simple designs for benign marine and environmental conditions in Asia, Australia, West Africa and the Mediterranean. The last of these FPSOs was decommissioned in 1995.

        In 1994, we made a strategic decision to concentrate on the development of long-life FPSOs for use in highly regulated areas and harsh weather environments. Since then we have designed, engineered and developed three high specification FPSOs for use in those areas and environments. Each of these FPSOs was designed and developed as a life-of-field FPSO for operation after we entered into a service agreement with an oil company seeking to develop a specific field or group of fields in the North Sea. In the case of one of these FPSOs, we have entered into a new service agreement providing for the redeployment of the vessel off the coast of South Africa. We have also acquired two additional high specification FPSOs that are currently under contract on fields in the North Sea and in the South China Sea. All of these vessels are capable of being redeployed to a new field or group of fields pursuant to new service agreements following the termination of their existing service agreements.

FPSO Business

Service Agreements

        Our FPSO business focuses on the design, development, ownership and operation of FPSOs pursuant to medium- and long-term service agreements with oil companies. Our service agreements establish from the outset the functional specifications that our FPSOs must meet and are entered into before the FPSO development process begins. Our responsibility is to deliver an FPSO that complies with these specifications and to install a fully operational unit. Under our service agreements, we are responsible for performing the operations of the FPSO, for managing the interface between the unit and subsea facilities and offloading systems and for decommissioning the FPSO upon the cessation of production. Oil companies are responsible for the actual drilling, completion and testing of all wells and for the performance of any subsequent well interventions. Depending on the shuttle tanker or other arrangement, we may also be responsible for performing activities relating to offloading systems and maintaining and repairing subsea systems.

        Oil companies estimate the volume of recoverable hydrocarbon reserves in a particular field by analyzing geological and engineering data and use different probability scenarios to model the quantity of hydrocarbons that can be extracted from a particular field. These quantities are expressed in one of three main production profiles. The P90 production profile is the most conservative profile in the industry and indicates the level of reserves for which it is estimated that there is a 90.0% probability that the actual quantity will be more than the volume estimated and a 10.0% probability that it will be less. Given the uncertainties in predicting the productivity of a particular field, it is in the interest of oil companies to pursue flexible arrangements with FPSO operators in respect of contract periods. As a result, our service agreements generally provide for a minimum contract period based on the P90 production profile of a particular field and contain extension options that enable the oil company to extend the service agreement beyond the minimum term.

        When an oil company extends a service agreement beyond the minimum contract period, the subsequent contract payments are initially governed by predetermined terms that were set before the minimum contract period began. Renegotiation of payment terms is not required during these periods. These service agreement provisions allow us to receive payments for a minimum contract period regardless of whether actual production is terminated during the period, while they provide oil companies with certainty that the service agreement can be extended beyond the minimum contract period based on predetermined economic terms if the field life proves to be longer. To provide additional flexibility, our service agreements also permit the oil company to terminate the service agreement prior to the expiration of the minimum contract period, provided that termination payments are made to compensate us for the amount that we would have earned during the full minimum contract period. Depending on the particular service agreement, the oil company is required to provide us with between three and twelve months' notice if it elects either to terminate the contract during the minimum contract period or to extend the service agreement beyond a current contract period. In practice, we can generally anticipate the termination or extension of a service agreement prior to the commencement of such notice period due to reserve statistics and production results. In view of the structure of these service agreements as described above, both we and the oil company have a high level of economic predictability over our future production operations.

        Generally, under our service agreements, a majority of the payments are calculated based on defined day rates. In 2002 and in the first quarter of 2003, these day rates accounted for approximately 94.5% and 90.8%, respectively, of the revenues from our FPSO business. Typically, our day rates are divided into a facility fee and an operating fee. The facility fee generally relates to the provision of the FPSO and the associated risers, umbilicals and all other equipment that are required for production. The operating fee relates primarily to the cost of manning and maintaining the vessel and normally is indexed to various factors, including inflation. Currently, our service agreements require our FPSOs to maintain minimum operating uptimes that exceed certain thresholds. Depending on the particular service agreement, our facility fee or our operating fee may be adjusted upward or downward to the extent that the relevant uptime exceeds or falls below the applicable threshold. When an FPSO is removed from the field as a result of factors unrelated to operating performance (such as was the case with the Glas Dowr), no adjustment is made based upon operating uptime. In such a case, however, our day rate may be replaced by a lay-up rate (which could apply, among other times, in the event of poor field performance or periods of scheduled maintenance) or a force majeure rate (which could apply, among other times, in the event of a natural disaster, war or industrial action), depending, in each case, on the particular service agreement. See "—FPSO Fleet and FPSO Hulls".

        In addition to defined day rates, we may earn additional tariff payments under the terms of our service agreements. These payments are generally based on oil or water production or gas lift volumes or a combination of those volumes. Oil companies have a strong economic incentive to extend operations to neighboring fields through the use of tie-backs, which have low marginal field development costs and defray the cost of production over several fields. Tie-backs generally increase oil and water production and gas lift levels and, as a result, increase the amount of tariff payments that we earn under our service agreements. In 2002 and in the first quarter of 2003, tariff payments accounted for approximately 4.5% and 5.0%, respectively, of the total revenues from our FPSO business. In certain cases, our FPSO contract revenues may also include bonus payments relating to the prevailing price of oil, although those payments did not contribute materially to the revenues from our FPSO business in 2002 or in the first quarter of 2003. In addition to our day rates, tariffs and oil bonuses, our FPSO contract revenues include payments for equipment rentals, vessel modifications, work performed in connection with tie-backs, project assistance and the provision of auxiliary services. These payments did not account for a material percentage of the revenues from our FPSO business in 2002 or in the first quarter of 2003.

FPSO Fleet and FPSO Hulls

        We currently own five high specification FPSOs that we have contracted to oil companies for operation on fields in the North Sea, the South China Sea and off the coast of South Africa. We also own a newly-built FPSO hull and have acquired a trading tanker for use as an FPSO or FSO hull. We are marketing both hulls worldwide. Our current fleet is described below.

        Uisge Gorm.    The Uisge Gorm is the fourth FPSO that we developed and the first that we operated in the North Sea. It was converted from a conventional product tanker with double sides and is designed to satisfy the highest safety and environmental standards. The most significant modifications included the installation of a turret mooring system that uses a Bluewater designed swivel (which is capable of handling multiple risers and control umbilicals), a flaring system, modularized dual fuel power and generating equipment, a stern offloading system, a helicopter deck, upgraded safety features and a processing plant. With sufficient space to accommodate 65 persons, the Uisge Gorm has a weight of 92,000 dwt, a storage capacity of 594,000 barrels, a length of 248 meters, a breadth of 40 meters, a depth of 21 meters and a deck area of 7,390 square meters. Fluid capacity is 110,000 barrels per day, and processing capacity is 57,000 barrels per day.

        We began operating the Uisge Gorm in August 1995 on the Fife Field at a water depth of 72 meters pursuant to a service agreement with Amerada Hess. The FPSO was tied back to the neighboring Fergus Field in 1996 and the neighboring Flora Field in 1998. In 1999, the Uisge Gorm required four months of dry-dock repairs following an incident involving the overpressurization of an oil storage tank. While the cost of repairs was fully covered by insurance and the event did not cause any injuries or environmental damage, we did not receive our day rate under the service agreement while the vessel was off-field. In 2001, the Uisge Gorm was tied back to the neighboring Angus Field. The FPSO is positioned approximately 6 kilometers from the Fergus subsea well, 8.5 kilometers from the Flora subsea well and 18 kilometers from the Angus subsea well.

        We are currently operating the Uisge Gorm (at our pre-agreed rates) pursuant to an automatic extension of our existing service agreement that has no specific duration, but which can be terminated with six months' notice. We believe that it is reasonably likely that the combined production profile of the Fife, Flora, Fergus and Angus Fields will extend until 2005 (subject to certain factors, including the price of oil and overall production rates) and that the Uisge Gorm may operate under the service agreement until that time.

        Under our service agreement with Amerada Hess, we are required to provide a crew to maintain and operate the Uisge Gorm. We receive from Amerada Hess a defined day rate of approximately U.S.$114,000 per day that consists of a fixed facility fee for the provision of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel. We also receive tariff payments that are linked to the actual volume of oil and water produced and the volume of gas lifted. These tariff payments totaled U.S.$2.8 million in 2002 and U.S.$661,000 in the first quarter of 2003. If the Uisge Gorm were to be removed from the field, we would be entitled to receive a lay-up rate that is equal to our full facility fee and 75% of our operating fee. In order to receive the full operating fee, we must ensure that the Uisge Gorm achieves average oil production and water reinjection uptimes that exceed 95% and 85%, respectively, unless agreed otherwise with Amerada Hess. If the oil production and water reinjection uptimes fall below these thresholds, our operating fee is reduced according to a predetermined schedule. Since we began operating the Uisge Gorm in August 1995, the FPSO has achieved oil production and water reinjection uptimes that have exceeded the minimum thresholds, excluding the four-month dry-dock period in 1999. In 2002, we briefly suspended the operation of the Uisge Gorm with the agreement of Amerada Hess in May to inspect high pressure equipment and in September to install a new water treatment unit. While these suspensions reduced our average oil production and water reinjection uptimes to 91.2% and 79.9% for the purpose of the service agreement, respectively, for the year, they did not result in a reduction of our operating fee due to the fact that the Amerada Hess had agreed to the downtime in order to enable us to perform the maintenance work. For the purpose of the service agreement, in the first quarter of 2003, the Uisge Gorm achieved average oil production and water injection uptimes of 98.7% and 98.9%, respectively.

        Bleo Holm.    The Bleo Holm is the sixth FPSO that we developed and the third that we have operated in the North Sea. It was converted from a newly built double hull tanker. The primary modifications included the installation of a turret mooring system that uses a Bluewater designed swivel (which is capable of handling multiple risers and control umbilicals), a new piping system, a flaring system, a stern offloading system, a helicopter deck, upgraded safety features and a processing plant. With a weight of 105,000 dwt, a storage capacity of 689,000 barrels, a length of 242 meters, a breadth of 42 meters, a depth of 21 meters and a deck area of 7,985 square meters, the production unit can accommodate 96 persons and has sufficient free deck space to enable the tie-back of neighboring fields. In April 2001, we shipped the Bleo Holm to the McNulty shipyard in Newcastle, United Kingdom, for debottlenecking to allow for increased production in connection with a tie-back arrangement and to install new gas cooling equipment. As modified, the vessel has a fluid capacity of 126,000 barrels per day and a crude processing capacity of 95,000 barrels per day.

        We began operating the Bleo Holm on the Ross Field in April 1999 at a water depth of 100 meters pursuant to a service agreement with Talisman. The vessel was tied back to the Blake Field, where it achieved first oil in June 2001, and is expected to be tied back to Blake Flank Field in September 2003.

        Under the terms of our existing service agreement, Talisman is obligated to continue to make payments under the service agreement until July 2004, after which time it may extend the contract at pre-agreed rates. It may terminate the service agreement prior to that time by paying the facility fees that would have been due had the service agreement not been terminated, plus a termination fee of U.S.$57.3 million (calculated as of the end of the minimum contract period), less any tariff payments paid or payable by Talisman from the date of first oil and the amount of the facility fees that were paid or payable by Talisman when the vessel was tied back to the Blake Field. If such a termination were to occur and we were able to redeploy the Bleo Holm pursuant to another service agreement, we would be obligated to reimburse Talisman the additional facility fee payments to the extent that such fees were offset by new contract payments, plus a termination rebate. The termination rebate, which was approximately U.S.$13.7 million as of March 31, 2003, will reduce on a daily basis for the duration of the contract period. After the expiration of the minimum contract period, the service agreement will continue until Talisman exercises a termination option. We believe that the combined production profile of the Ross, Blake and Blake Flank Fields will extend beyond 2015 (subject to certain factors, including the price of oil and overall production rates) and that the Bleo Holm may continue to operate under extensions of the service agreement until that time.

        We are responsible for providing a crew to operate and maintain the Bleo Holm, but not for offloading or transporting hydrocarbon products. We receive from Talisman a defined day rate of approximately U.S.$162,000 that consists of a fixed facility fee for the provision of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel. We also receive tariff payments that are linked to the actual volume of oil produced. These tariff payments, which totaled U.S.$9.2 million in 2002, are expected to increase with the addition of production from the Blake Flank Field. If a force majeure event were to occur, we would be entitled to receive a force majeure rate of U.S.$60,000 per day. In order to receive the full facility fee, we must ensure that the Bleo Holm achieves an average weighted oil production, water reinjection and gas lift uptime that exceeds a certain threshold in each quarter, unless agreed otherwise with Talisman. If the weighted uptime exceeds or falls below this threshold, and no other agreement has been reached, our facility fee is adjusted upward or downward on a pro rata basis. This threshold was initially 95%, but has been lowered to 92.5% as a result of the tie-back to the Blake Field.

        In connection with the tie-back to the Blake Field, we upgraded the processing capacity of the Bleo Holm. Since the upgrades were completed and the Blake Field started producing, the Bleo Holm's average weighted uptime improved from its historic level. In 2002 the Bleo Holm achieved a weighted average uptime of 97.7%. Notwithstanding this initial increase in average weighted uptime, shortly after the Blake Field came onstream in June 2001, certain elements in the Blake and Ross Fields produced fluids which caused a chemical reaction, resulting in the production of a wax-like substance which blocked topside oil pipework on the Bleo Holm. To prevent this wax-like substance from forming, acetic acid was injected at quantities of up to 5,000 liters a day. Unfortunately, the acid started to increase corrosion rates on the topside oil pipework, and specifically affected welds and weld materials. As a consequence, repairs were required, which caused additional actual downtime. In the end of 2002, we made repairs and modifications to the vessel to address this problem. However, the repairs and modifications led to an increase in actual downtime and a decrease in actual uptime in the end of 2002. Talisman fully compensated us for the costs of the repairs and modifications which resulted from the formation of this wax-like substance and, despite the increased actual downtime and decreased actual uptime, they continued to pay the full fixed facility fee during the period.

        In the first quarter of 2003 we suffered additional increased actual downtime due to excessive corrosion of welds in the off gas pipework. Technical investigation into this corrosion suggested that the acetic acid injected to address the formation of the wax-like substance may have contributed to the corrosion. Due to this corrosion, during the first quarter of 2003 our average weighted uptime for the purposes of the service agreement was 88.1%.

        In the first quarter of 2003, in order to address the corrosion, we repaired and made modifications to the Bleo Holm which cost us approximately U.S.$585,000. Due to the fact that our average weighted uptime in the first quarter of 2003 was below the threshold in the service agreement, we did not receive the full fixed facility fee from Talisman for this period. The reduction in the fixed facility fee led to a decreased defined day rate received in this period and a decrease in revenue of approximately U.S.$610,000. We are currently in discussions with Talisman which lead us to believe that Talisman will reimburse us for the full defined day rate for the first quarter of 2003, as well as for the costs of repairs and modifications in this period.

        Glas Dowr.    The Glas Dowr is the fifth FPSO that we developed and the second that we operated in the North Sea. Completed in 1997, the FPSO was directly converted from a newly built double hull tanker. The main modifications included the installation of a turret mooring system that uses a Bluewater designed swivel (which is capable of handling multiple risers and control umbilicals), a flaring system, an offloading system, a processing plant, a helicopter deck and upgraded safety features and the refitting of the piping system, engine room and living quarters. We are currently in the process of upgrading the vessel's processing and flaring facilities and installing a new Bluewater designed swivel stack, a new gas compression module and two additional processing modules. As modified, the Glas Dowr will accommodate 96 persons and have a weight of 105,000 dwt, a storage capacity of 657,000 barrels, a length of 242 meters, a breadth of 42 meters, a depth of 21 meters and a deck area of 7,895 square meters. It will continue to have a fluid capacity of 70,000 barrels per day and a processing capacity of 60,000 barrels per day, but will have an increased gas compression capacity of 85.0 million standard cubic feet per day.

        We began operating the Glas Dowr on the Durward and Dauntless Fields under a service agreement with Amerada Hess in 1997. Crude processing capacity amounted to approximately 60,000 barrels per day and produced water handling totaled 65,000 barrels per day. The vessel experienced negligible weather downtime and achieved an average oil production uptime of 98%, for the purpose of the service agreement, in its first full year of operation, which exceeded contractual obligations. In November 1998, Amerada Hess removed the Glas Dowr from the Durward and Dauntless Fields due to lower than expected reservoir returns that were unrelated to the vessel's performance. Nevertheless, Amerada Hess continued to make payments under the service agreement during the minimum contract period despite the fact that production had ceased. In February 2001, we reached an agreement with Amerada Hess enabling us to redeploy the Glas Dowr without further obligation.

        In June 2001, we entered into a new service agreement with PetroSA, a South African oil company, pursuant to which we will operate the Glas Dowr on the Sable Field in the Bredasdorp Basin off the coast of South Africa. The Sable Field is principally owned by PetroSA and Pioneer Natural Resources South Africa (Proprietary). To prepare the Glas Dowr for operation on the Sable Field, we have modified the vessel's topsides and mooring system and are developing the field's subsea infrastructure in accordance with requirements set forth in our service agreement with PetroSA. Work to the vessel was performed at a South African construction yard, while we have outsourced the fabrication of subsea equipment to Technic Coflexip, an independent subcontractor, pursuant to a subcontract that generally mirrors the terms of our service agreement.

        Due to an unanticipated increase in the scope and complexity of the vessel modifications, labor unrest and difficulties with project management on the part of the construction yard where the work was being performed, the project has consistently experienced delays and cost overruns.

        While we have successfully implemented a number of measures to remedy these problems, we have recently experienced further delays associated with the commissioning of the newly installed gas compression modules on board the vessel, further complicated by adverse weather conditions during the installation and commissioning, which have extended the timeframe for final on-site preparation of the vessel for full operation. We now expect the vessel to achieve first oil in August 2003, as compared to our previous forecast of end-June 2003.

        The delay in the expected first oil date and additional work on the gas compression facilities, along with increased insurance costs and negative movements of the U.S. dollar against the South African rand (the currency in which we are contractually obligated to reimburse the construction yard for project expenditures), have led to an upward revision in our estimate of the costs of the vessel modifications and subsea work, excluding financing costs, from our estimate in April 2003 of approximately U.S.$170.0 million to approximately U.S.$195.7 million. Of this amount, U.S.$50.4 million is reimbursable by PetroSA.

        As of March 31, 2003, we had expended approximately U.S.$126.9 million on the vessel modifications and approximately U.S.$31.2 million on developing the subsea infrastructure, and we had received approximately U.S.$31.2 million in milestone payments from PetroSA for the completion of certain subsea work. Based upon our estimates, we believe that we had approximately U.S.$37.6 million in remaining commitments for expenditures relating to the project as of that date. We expect to fund U.S.$19.2 million of the expenditures with milestone payments that we will receive from PetroSA for remaining subsea work and to fund the remaining expenditures with borrowings under our credit facility. We do not expect the delays or budgetary overruns to otherwise materially affect our liquidity or capital resources.

        The minimum contract period under our service agreement will commence on the date of first oil and will last for three years. The service agreement will terminate on the earlier of the date on which production ends and the FPSO is decommissioned and ten years. PetroSA may terminate the service agreement prior to the expiration of the minimum contract period by giving us 12 months' written notice. In the event that it elects to terminate the service agreement early, PetroSA will be obligated to pay a termination fee equal to the balance of the total fees that would have been payable had the service agreement run for the minimum contract period. PetroSA has a number of options to extend the service agreement beyond the minimum contract period. There are several tie-back opportunities that may extend the life of the service agreement. Were the service agreement to be extended, the facility fee would increase and the tariff payments would be subject to renegotiation.

        Under our service agreement with PetroSA, we will be responsible for operating and maintaining the Glas Dowr and for providing shuttle tanker services, but not for offloading the hydrocarbon products. During the minimum contract period, PetroSA will be required to pay a minimum fee of approximately U.S.$124,000 per day plus tariff payments for each barrel of oil produced commencing on the date of first oil. The minimum fee will consist of a fixed facility fee, a fixed operating fee and a fee for shuttle tanker services. If the Glas Dowr were to be removed from the field, we would be entitled to receive our full facility fee, 80% of our operating fee and our full shuttle tanker fee. In order to receive the full facility fee, we will be required to ensure that the Glas Dowr maintains minimum oil production and gas and water injection uptimes of at least 95%, unless otherwise agreed with PetroSA. If the operating uptimes fall below this threshold, and no other agreement has been reached, our facility fee will be reduced according to a predetermined schedule. To the extent that our operating uptimes exceed this threshold, we may use the excess operating uptimes to offset any shortfall in future periods. There is no limit to the amount of tariff payments that we can earn, and, regardless of the volume of oil produced, PetroSA has agreed to pay us a minimum of U.S.$44.0 million in tariff payments at the expiration of the minimum contract period, less any tariff payments received up until that time. In addition, we will be entitled to receive further tariff income above the guaranteed levels to the extent that the volume of oil produced exceeds certain volumes. PetroSA's obligations under the service agreement are fully guaranteed by its parent company, CEF (Proprietary) Limited.

        Haewene Brim.    In January 2002, we entered into share purchase agreements with Aurelia Holding N.V., pursuant to which we acquired all of the share capital of Bluewater (Haewene Brim) N.V., the owner of the Haewene Brim, and Pierce Production Company Ltd., the company that operates the Haewene Brim. The Haewene Brim is a harsh environment FPSO that was converted by APS, Bergesen and Navion in 1999 from a double hull multipurpose shuttle tanker. The main modifications included the installation of a submerged turret production system, fourteen topside modules, two rotating deck cranes, a flaring system, a stern offloading system, a helicopter deck, upgraded safety features and a processing plant. In February 2000, the Haewene Brim was shipped to the McNulty shipyard in Newcastle, United Kingdom, for debottlenecking. As modified, the vessel has a fluid capacity of 70,000 barrels of crude per day and processing capacity of 70,000 barrels per day. With sufficient space to accommodate 75 persons, the Haewene Brim has a weight of 103,000 dwt, a storage capacity of 630,000 barrels, a length of 253 meters, a depth of 23 meters and a deck area of 3,200 square meters. The current configuration of the topside of the vessel can accommodate the installation of future modules, which would permit future upgrades.

        Pierce Production Company Ltd. began operating the Haewene Brim on the Pierce Field in March 1999 at a water depth of 85 meters pursuant to a service agreement with Enterprise Oil. We assumed operation of the Haewene Brim in November 2001 when the vessel was acquired by Aurelia Holding N.V. The vessel has an excellent operating track record.

        Under the terms of our existing service agreement, Enterprise Oil is obligated to continue to make payments to us until March 2004, after which time it may extend the service agreement pursuant to unlimited successive extension options at rates which are pre-agreed until March 2014 or terminate the service agreement at any time upon one-year's notice. Based upon a public announcement by Enterprise Oil of a substantial increase in the level of estimated oil reserves at the Pierce Field, we believe that it is reasonably likely that the production profile of the Pierce Field will extend beyond 2010 (subject to certain factors, including the price of oil and overall production rates) and that the Haewene Brim may operate under extensions of its existing service agreement until that time. The Pierce Field also contains substantial gas reserves which could also be exported from the Haewene Brim through a tie-back to a neighboring fixed platform. Because the service agreement with Enterprise Oil stipulates that the production of gas may commence after the start of commercial oil production, and because the FPSO's topsides and the existing subsea systems are designed for gas export, we believe that it is reasonably likely that significant gas production will commence in the future if economically viable. We also believe that new drilling activities in fields owned by Enterprise Oil surrounding the Haewene Brim could further extend the deployment of the vessel through the use of tie-backs to neighboring fields, including the Blane Field.

        We are required to provide a crew to maintain and operate the Haewene Brim. We receive a defined day rate of approximately U.S.$155,000 that consists of a facility fee for the provision of the FPSO and associated equipment (indexed to the sterling-U.S. dollar exchange rate) and an indexed operating fee for the operation, maintenance and insurance of the vessel. If a force majeure event were to occur, we would be entitled to receive our full facility fee for the first 30 days of the force majeure event and 90% of our facility fee thereafter. In order to receive the full facility fee, we must ensure that the Haewene Brim achieves a minimum gas reinjection uptime of 85%, unless otherwise agreed with Enterprise Oil. If our gas reinjection uptime is reduced below this threshold, and no other agreement has been reached, our facility fee is reduced on a pro rata basis. If our gas reinjection uptime is above 92% our facility fee is adjusted upward accordingly. For the purpose of the service agreement, the Haewene Brim's achieved an average gas reinjection uptime of 89.3% in 2002 and 96.8% in the first quarter of 2003.

        Munin.    In January 2002, we entered into share purchase agreements with Aurelia Holding N.V. pursuant to which we acquired all of the share capital of Bluewater (Munin) N.V., the owner of the Munin, and with Aurelia Holding N.V. and Marenco Investments Limited, pursuant to which we acquired all of the share capital of Lufeng Development Company, the company that operates the Munin. The Munin is a harsh environment FPSO that was converted from a double hull multipurpose shuttle tanker by APS and Navion in 1999. The main modifications included the installation of a submerged turret production system, nine topside modules, two rotating deck cranes, a vent tower, a stern offloading system, a helicopter deck, upgraded safety features and a processing plant. The existing topsides are relatively modest and therefore occupy only a small part of the tank deck area, and the Munin can be modified for redeployment on other fields by installation of future modules. The vessel's main power generators offer capacities in excess of the requirements of the existing topside installation, allowing for cost effective potential future installations of gas compressor modules, water injection modules and various process utility skids. With sufficient space to accommodate 75 persons, the Munin has a weight of 103,000 dwt, a storage capacity of 605,000 barrels, a length of 253 meters, a depth of 23 meters and a deck area of 3,200 square meters. Fluid capacity is 125,000 barrels per day, and processing capacity is 60,000 barrels per day of the heavy crude oil (with a low gas to oil ratio) found in the Lufeng Field.

        Lufeng Development Company began operating the Munin in January 1998 on the Lufeng Field at a water depth of 330 meters pursuant to a service agreement with SOI. We assumed operation of the Munin in September 2001 when the vessel was acquired by Aurelia Holding N.V. The vessel has an excellent operating track record.

        While the minimum contract period under the existing service agreement expired in February 2001, SOI has extended the life of the service agreement until February 2004 pursuant to an extension option. The Lufeng Field is a relatively marginal field and is not expected to produce oil at economically viable levels beyond February 2004. As a result, we expect to redeploy the Munin after termination of its operations and following appropriate modifications. We believe that there may be several options for the redeployment of the Munin in the South China Sea, the North Sea and offshore Australia.

        Under the terms of the existing service agreement, we are required to provide a crew to maintain and operate the Munin. We receive a day rate consisting of a facility fee plus tariff payments linked to the actual volume of oil produced and the price of oil. This day rate, which averaged approximately U.S.$51,000 in 2002, is subject to payment guarantees, as described below. In order to receive the full facility fee, we are required to ensure that the Munin maintains a minimum average oil production uptime that exceeds 93%, unless otherwise agreed with SOI. If the oil production uptime falls below this threshold, our facility fee is reduced according to a predetermined schedule. Since it began operating in January 1998, the Munin has maintained oil production uptimes that have exceeded the minimum threshold. For the purpose of the service agreement, in 2002 and the first quarter of 2003, the Munin achieved an average oil production uptime of 98.4% and 99.5%, respectively. While we do not receive an operating fee for operating the Munin, SOI must reimburse us for substantially all of our operating expenses, except for limited marine expenses and certain taxes.

        In addition, in connection with the sale of the Munin to Aurelia Holding N.V., two of the parent companies of the original sellers of the Munin have guaranteed, on a pro rata basis, the payment of a minimum average day rate of U.S.$50,000 per day until the date on which the current extension option expires, irrespective of a potential early termination of our service agreement by SOI or disappointing returns from the Lufeng Field. Under these payment guarantees, Statoil ASA will be responsible for paying 93.275% of any amounts due thereunder, while Aker Maritime ASA will be responsible for paying the remaining 6.725% of any amounts due. The guarantees will not apply to the extent that the average day rate is reduced due to a technical malfunction of the Munin or inclement weather, and the guaranteed payments will be reduced to the extent that SOI utilizes the Munin during demobilization. The guarantee is also null and void if the service agreement is amended in a manner that reduces the applicable day rates or if it is terminated due to a force majeure event or for reasons under our or SOI's control. We are the beneficiary of this guarantee.

        Aoka Mizu.    The Aoka Mizu is a newly-built double hull based on a similar design to that of the Bleo Holm. Construction of the hull took place in Japan and was completed in the second half of 2000. It was delivered with a moonpool prepared to receive a Bluewater designed turret mooring system. The hull is fully coated both internally and externally for FPSO operations and has supports for topside facilities. The hull has a weight of 105,000 dwt, a length of 242 meters, a breadth of 42 meters and a deck area of 7,985 square meters. Given its high standards, it is capable of taking advantage of opportunities in markets with high environmental requirements and harsh weather conditions.

        We have not yet entered into a service agreement with respect to a conversion of the Aoka Mizu but are marketing the hull worldwide. Shipyard capacity for newly built hulls is currently tight around the world and, due to its completed hull, we expect to be able to offer the Aoka Mizu as a new FPSO development with a lead time to first oil that is 10% to 20% shorter than that of a new build. Based upon the expected duration of the service agreement for the Munin, however, we intend to convert the Aoka Mizu into an FPSO only after we have entered into a new service agreement for the redeployment of the Munin.

        Paradise.    The Paradise is a single hull trading tanker that was built in 1975. The vessel has a weight of approximately 350,000 dwt, a length of 354 meters, a breadth of 56.4 meters and deck area of 15,000 square meters. We acquired the vessel from the Hellespont Paradise Shipping Corp. for use in connection with an unsuccessful tender for a new FPSO project and thereafter tendered the vessel in connection with an FSO project that was suspended before a contract was awarded. We intend to use the Paradise in connection with the FSO project if the project is resumed and we are awarded the contract and otherwise to sell the vessel at its scrap value. The vessel's scrap value currently exceeds the purchase price that we paid for it.

Development of New FPSOs

        An important activity of our FPSO business is the development of new FPSOs under service agreements with oil companies. Our development activities consist of the design, engineering, project management and delivery of FPSOs. Between 1985 and 1994, we developed three FPSOs based on relatively simple designs and short production lives for use in relatively benign marine and weather conditions in offshore fields in Asia, Australia, West Africa and the Mediterranean. The last of these FPSOs was decommissioned in 1995 in line with our strategic decision to concentrate on the production of more complex FPSO units that are suitable for use in harsh environments. Since then, we have designed, engineered and developed three high specification FPSOs with design lives of 15 to 20 years and an FPSO hull that is currently available for conversion into an FPSO.

        The following table presents certain information regarding the vessels that we have designed, developed, owned and operated since 1985:

FPSO	Weight	Mooring System	Location of Operations	Depth		Oil Company
	(dwt)			(m)
Acqua Blu (1985)	70,000	CALM Wishbone	Mila Field (Italy)	50		Montedison
		Spread Mooring	Gomber Marin Field (Gabon)	20		Amoco
		Spread Mooring	Safueiro Field (Angola)	40		Agip
		CALM Mooring	Talisman Field (Australia)	80		Marathon Petroleum
Lan Shui (1987)	70,000	CALM Mooring	Liuhua Calm Field (China)	300		Amoco
		Spread Mooring	Intan Field (Indonesia)	42		Maxus Energy
Ayer Biru (1990)	45,000	CALM Mooring	Lufeng Field (China)	330		Occidental Eastern
Uisge Gorm (1995)(1)	92,000	Internal Turret(2)	Fife, Fergus, Flora and Angus Fields (UK)	72		Amerada Hess
Glas Dowr (1997)(1)	105,000	Internal Turret(2)	Durward and Dauntless Fields (UK)	92		Amerada Hess
			Sable Field	100	(3)	PetroSA
Bleo Holm (1999)(1)	105,000	Internal Turret(2)	Ross, Blake and Blake Flank Fields (UK)	100		Talisman
Aoka Mizu (2000)(4)	105,000	—	—	—		—

Notes:

(1)
We currently own and contract the vessel.

(2)
We designed the mooring system.

(3)
Expected.

(4)
Hull completed.

        We do not own any fabrication facilities and do not fabricate FPSOs. We manage our FPSO projects from the design and engineering phases to completion and enter into construction contracts with qualified subcontractors who specialize in the various aspects of the FPSO development process. We design our FPSOs as life-of-field assets based on service agreements with oil companies that define the design and functional specifications of the FPSO and the terms under which it will operate during the production phase. We expect any new FPSO developments to be undertaken on a similar basis.

        In connection with a tender for a new service agreement, we may ensure the availability of a hull, such as the Paradise, through the use of an option or a conditional purchase that allows us to avoid purchasing the hull only if the bid is unsuccessful. If a service agreement is awarded, we will convert the hull into an FPSO that is designed for use on the particular field or group of fields. The conversion process is extensive and generally takes between 18 and 24 months. The actual development of an FPSO takes place in two principal phases: the production of the hull and the topsides at separate locations and their integration at a common location. Based on historical experience, we believe that the cost of carrying out the conversion of a high specification FPSO (including the cost of procuring a hull) ranges from U.S.$250.0 million to U.S.$350.0 million, although larger and more complex FPSOs may have higher construction costs.

        In the past, we have experienced cost overruns and delays in connection with the development and modification of our FPSO fleet. We have sought to reduce the potential for these overruns and delays in recent years by attempting to establish more realistic delivery times with our customers and by frontloading engineering work in the early phase of the project. In addition, we have developed a comprehensive information technology system to provide greater managerial control during the bidding, project planning, scheduling, delivery and acceptance stages of our projects. We believe that this system generally meets the demands of our engineering projects by providing project managers with timely data review and analysis tools. Despite these measures, however, we have continued to experience delays and budget overruns in connection with some of our FPSO projects, including, most recently, the modification of the Glas Dowr, which is currently eight months behind schedule and approximately U.S.$65.7 million over budget. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Redeployment of the Glas Dowr", "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures" and "—FPSO Fleet and FPSO Hulls—Glas Dowr". Some of the delays and budget overruns have been due to factors beyond our control. We cannot assure you that we will not experience similar overruns or delays in the future.

        Because quality assurance is integral to our business strategy, we have established high standards for workmanship and safety and implemented procedures that comply with the International Safety Management Code, ISO 9001 and ISO 14001. We use established subcontractors who operate under our close supervision for naval and marine engineering work and for the fabrication of topsides. Our quality control plan includes a thorough assessment of our vendors' and subcontractors' ability to meet requirements and an inspection of all work locations. Critical procured items are not accepted until they are formally released by one of our trained inspectors, and fabrication is not contractually complete until a completion certificate is issued. In addition, system handover and startup cannot begin until all commissioning is completed with records agreed by our operations representative. For critical safety systems, we require a certification from a competent independent party.

        The principal terms of our agreements with subcontractors are designed to promote the completion of our projects on time and within budgetary and project requirements. We normally require the parent companies of our subcontractors who are subsidiaries to provide guarantees under our contracts. Each guarantee must mirror the terms of the subcontract, and the guarantor must be acceptable to us. For contracts with values exceeding a certain amount, we also require a bank or financial institution to provide a letter of credit. The letters of credit allow us to fund the transfer of work to another shipyard in the case of non-performance by the subcontractor, thereby lowering the risk of non-completion.

        We intend to further enlarge our FPSO fleet over the medium-term by building on past successes in developing our existing FPSO fleet. While we intend to commence new FPSO development projects only after we have entered into a new service agreement for the redeployment of the Munin, we currently have three bids outstanding for the development of new FPSOs. In developing a new FPSO, we will look to enter into a service agreement for the FPSO on a life-of-field basis. We will typically seek to achieve a minimum contract period of six years under the service agreement and to receive defined day rates that compensate us both for the rental of the vessel and associated equipment and for the cost of its operation. We will seek new developments either to complement our existing presence in the North Sea or with a view to expand into new regions such as West Africa, Brazil, China and Australia. We will also seek to establish a presence in the U.S. Gulf of Mexico once the region is opened to FPSO operations.

SPM Business

        Our SPM business specializes in the design, development and delivery of SPM systems for use in a variety of marine and environmental conditions. Our SPM operations are primarily focused on the production and development of three principal types of mooring systems: turret mooring systems, buoy mooring systems and tower mooring systems. To a lesser degree, our SPM business is involved in the design, development and sale of FSOs, which are used to offload and store hydrocarbons at offshore production platforms and near shore terminals that lack sufficient storage capacities.

        Most of our SPM systems have been designed and manufactured for oil companies for use in offshore oil production, and a significant number have been developed for use in connection with FPSOs and floating storage and offloading vessels designed and operated by us. An essential component of these systems is a swivel which permits fluids to transfer at high pressures in both directions between fixed and rotating parts of our mooring systems. Our current swivel designs provide for multiflow paths at different pressure ratings that are suitable for use in the extraction of fluids from high pressure fields.

        The following is a summary of the SPM systems that we design:

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  Turret Mooring Systems. We designed our first turret mooring system in 1993. This first generation turret mooring system incorporated our advances in swivel technology and used a 3x3 anchoring system, which connects the turret to the ocean floor through three sets of three anchor lines. Since then, we have designed and delivered 12 turret mooring systems for use at a variety of water depths and marine and weather conditions. A substantial amount of these systems have been used by FPSOs that we designed and operated.

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  Buoy Mooring Systems. We design three principal types of buoy mooring systems: a turntable buoy, a wishbone buoy and a turret buoy. Our turntable buoy uses a conventional buoy system and is similar to those marketed by our competitors. Our wishbone system uses a wishbone shaped yoke that is suitable for permanent mooring. Our turret buoy is more complex and utilizes a turret that is similar to the turret used in a turret mooring system. We are the only designer of turret buoys in the international market. We have designed and delivered a total of 38 buoy mooring systems worldwide.

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  Tower Mooring Systems. We also design a tower mooring system that is suitable for permanent mooring up to a water depth of 75 meters. This mooring system utilizes a wishbone shaped yoke that is similar to the yoke used in our wishbone buoy system and allows the attached vessel to rotate according to wind, wave and weather conditions. We have designed and delivered three of these systems to date.

        We delivered three buoy mooring systems from 2000 to 2002. We developed three more buoy mooring systems in the first quarter of 2003, with delivery scheduled for the second quarter of 2003. We did not deliver any turret mooring systems or tower mooring systems from 2000 to 2002 or in the first quarter of 2003 due to a lack of market demand for those types of systems.

        Because SPM systems are integral to the operation of FPSOs, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. Our policy is to maintain a qualified engineering staff that is experienced in the design and development of both FPSOs and SPM systems. To ensure flexibility and manage costs, we allocate staff members between our FPSO and SPM businesses in response to market conditions and specific project demands.

Seasonality

        We believe that our business is significantly insulated from seasonal weather conditions that affect some service providers to the offshore oil industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Seasonality".

Marketing

        We obtain new business by participating in competitive tenders for FPSO service agreements and SPM delivery contracts. We believe that our successful track record in developing and operating FPSOs and in designing SPM systems, combined with our industry presence and strong reputation, are important factors affecting our ability to identify potential business opportunities and to secure invitations to submit bids for these contracts. A description of our FPSO service agreements and our SPM delivery contracts is included under "—FPSO Business" and "—SPM Business". A description of our revenue recognition policies under these agreements is included under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenue Recognition".

Intellectual Property

        We rely on intellectual property protection through the use of confidentiality agreements with our employees and subcontractors, copyright law protection for our design work and internally developed software and selective patent filings. We apply for patents in those territories which we consider to be the most important for a particular new invention. Commonly, this is the Netherlands, the United Kingdom and certain other jurisdictions. Our strategy is to protect our inventions in a manner that provides us with the freedom to operate under these patents in those selected territories by preventing other persons from subsequently filing an overlapping patent that would inhibit us from operating. This strategy will not necessarily afford us freedom to operate in respect of earlier filed or, in some cases invented, patents. Our patents, copyright works and know-how collectively represent a material asset to our business. However, no single patent, copyright work or item of know-how is of material importance to our business when taken as a whole. As of December 31, 2002, we held a number of patents and had made multiple patent applications in respect of different products and processes in selected jurisdictions worldwide. The remaining duration of these patents varies from less than 1 year to 19 years, depending on the date each application was filed and the duration of protection granted by each selected jurisdiction.

        Although we are not currently involved in any litigation regarding our intellectual property rights, or our possible infringement of intellectual property rights of others, we cannot assure you that we will not be involved in intellectual property litigation in the future. In the past, a competitor informed us that it believed we infringed upon a number of its pending patents. With respect to these patents, we have received advice from our patent agent that our product design does not infringe upon any valid claim of the patent or application, modified our product design to one which in the opinion of our patent agent does not infringe upon any valid claim of the patent or application or successfully commenced an opposition proceeding. In addition, we are aware of a European patent application that is parallel to the patent application which was the subject of our successful opposition proceeding. This application has not yet been granted and we have received advice from our patent agent that we have not infringed and do not infringe on any valid claim of the related patent should the application be granted.

        We have no registered trademarks and rely on unregistered trademark rights in the countries in which we operate, to the extent that they exist, in order to protect our business name.

Employees

        We maintain a core staff of employees that may be allocated between our FPSO and SPM businesses depending on market conditions and business needs. In addition to the permanent members of our staff that have technical qualifications, we employ highly skilled auxiliary workers on a contractual basis according to our specific needs and outsource the more generic, labor intensive tasks relating to the development of FPSOs and SPM systems to subcontractors. We believe that this approach to staffing provides us with substantial flexibility that enables us to maintain our core engineering capabilities while allowing us to scale our operations and manage our cost base in response to changes in market conditions and business needs.

        The following table presents the average number of workers that we employed on a permanent and on an auxiliary basis during the periods indicated.

	Year ended December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
Permanent employees	256	284	374	339	397
Auxiliary employees	40	71	127	170	127

Total employees	296	355	501	509	524

        We have never experienced a material work stoppage by members of our staff and consider our relations with our employees to be good, although in certain instances we have been negatively affected by labor disputes at the facilities of certain subcontractors to whom we have contracted work. A small number of our employees are members of unions; however, we are not subject to any collective bargaining agreements. We do not currently have a works council in the Netherlands or elsewhere. However, we would form such a council if requested.

Competition

        Competition in the FPSO industry is relevant during the redeployment of existing FPSOs and during the tender process for new FPSO projects, but generally does not play a role during the operation of an FPSO following its deployment. Nevertheless, the design, engineering, project management and delivery of new FPSOs and the awarding of new FPSO service agreements is competitive worldwide and has been impacted by changes in FPSO ownership. There has been a recent trend among oil companies to contract FPSOs under service agreements rather than to purchase them, which has given rise to a fragmentation of competition in the FPSO market. In addition to oil companies, we estimate that there are currently 10 companies worldwide that contract FPSOs under service agreements. We estimate that the largest of the companies, measured by the size of its FPSO fleet, owns and operates eight FPSOs.

        FPSO operators compete in three market segments: the high specification FPSO segment, the medium specification FPSO segment and the low specification FPSO segment. The high specification FPSO segment consists of FPSOs that are suitable for use in areas, such as the North Sea, where harsh weather conditions and strict regulatory standards predominate. The medium specification FPSO segment consists of less advanced FPSOs that are suitable for use in areas, such as Brazil, Australia and deepwater West Africa, that are characterized by less demanding environments. The low specification FPSO segment consists of low specification FPSOs that are suitable for areas, such as Asia and shallow water West Africa, where conditions are mild. We believe that there is an increasing trend in the offshore oil industry to use high specification FPSOs due to the implementation of more stringent environmental standards and an increase in production at deepwater fields. We believe that this trend will result in the convergence of these market segments towards the development of high specification FPSOs in the future.

        We have focused our FPSO operations on the high specification segment of the FPSO market. Our principal competitors in this market are SBM, Petroleum Geoservices and Maersk. Most service agreements are obtained through a competitive bidding process. Important factors in awarding service agreements include equipment availability, service quality, technological capacity, performance, reputation (particularly with respect to safety and performance), customer relations, long-standing relationships, experience of personnel and price. We believe that our reputation of being a reliable operator of FPSOs, combined with our strong safety record in our North Sea operations, our experienced management and engineering teams and our relationships with industry participants have enabled us to be a strong competitor.

        The SPM market is highly specialized and competitive, but dominated by a smaller number of companies than the FPSO market. We believe that technology is an important factor in competing in this market. We have a strong position in this market and are among the three market leaders in technology. Our principal competitors are SBM and Sofec.

Regulation

        Our operations are subject to various governmental and quasi-governmental laws and regulations, including those relating to equipping and operating offshore vessels in continental waters, vessel safety and stability, environmental protection, the handling, discharge and disposal of waste, currency conversions and repatriation, oil exploration and development, taxation of foreign earnings and earnings of expatriate personnel and the use of local employees and suppliers by foreign contractors. We are required to invest financial and managerial resources to comply with these laws and regulations and anticipate that we will continue to do so in the future. We have or can obtain all permits, licenses and certificates necessary to conduct our business.

        Our FPSOs are classified by one or more maritime classification societies and flagged by the Shipping Inspectorate of the Netherlands Antilles. Under the rules and regulations of these bodies, we must ensure that our FPSOs meet minimum international standards for maritime vessels. In addition, our FPSOs are subject to regulation by a number of national regulatory bodies that have jurisdiction over the territorial waters in which they operate. We are required to ensure that our FPSOs satisfy the additional requirements of these national bodies as described below.

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  United Kingdom. The operations of the Uisge Gorm, the Bleo Holm and the Haewene Brim are principally subject to regulation by the Health and Safety Executive, the Department of Trade and Industry, the Civil Aviation Authority, the British Helicopters Advisory Board and the Marine Safety Agency in the United Kingdom. The Health and Safety Executive has jurisdiction over safety aspects of offshore oil installations and pipelines on the UK continental shelf. The Department of Trade and Industry is responsible for approving the development of fields on the UK continental shelf and issuing environmental consents. The Civil Aviation Authority and the British Helicopters Advisory Board have jurisdiction over the design and construction of the helicopter facilities at offshore oil facilities and day-to-day helicopter operations. The Marine Safety Agency is responsible for regulating oil pollution. We are responsible for ensuring that the relevant approvals and licensing and certification requirements of these bodies are satisfied and have implemented a regulatory compliance plan to assist us in this process.

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  South Africa. The operations of the Glas Dowr are subject to regulation by the Department of Minerals and Energy, the Maritime Safety Agency and the Independent Communications Agency in South Africa. The Department of Minerals and Energy is responsible for regulating all safety and environmental aspects relating to offshore oil installations. The Maritime Safety Agency is responsible for the prevention of pollution in territorial waters. The Independent Communications Authority is responsible for licensing certain communications equipment. We are responsible for ensuring that the relevant approvals and licensing and certification requirements of these bodies are satisfied and have implemented a regulatory compliance plan to assist us in this process.

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  South China Sea. The operations of the Munin are subject to regulation by a number of regulatory bodies in the Peoples Republic of China. SOI, as the operator of the field on which the Munin operates, is primarily responsible for ensuring compliance with the relevant approval, licensing and certification requirements of these bodies. Accordingly, it has not been necessary for us to implement a regulatory compliance plan for the Munin.

        We cannot predict all of the regulatory requirements or circumstances that will exist in the future, but anticipate that regulatory standards will become increasingly complex, more stringently enforced and more expensive to comply with. We do not currently anticipate any material adverse effect on our business or financial position as a result of future compliance with existing laws and regulations; however, future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws and regulations, may require us to make additional expenditures which may be material. In addition, offshore drilling and production operations in certain areas have been opposed by environmental groups and, in certain areas, have been restricted. To the extent laws are enacted or other governmental actions are taken that adversely affect offshore drilling or production, impose requirements that result in increased costs to the oil industry or otherwise limit the demand for our services, our business and prospects could be adversely affected. We cannot predict the exact extent to which our future operations and earnings may be affected by new regulatory initiatives.

Health, Safety and Environment Policy

        Our policy is to conduct operations in a manner that promotes the health and safety of our employees and third parties and to ensure that our corporate actions and the actions of our employees do not harm the environment. We consider aspects regarding health, safety and the environment to rank equally with commercial and operational factors, and we review our health, safety and environmental practices and procedures regularly to identify new factors which may be relevant and to ensure that our performance is continuously improved. All of our employees have the duty to act responsibly and to take precautions to protect themselves, their colleagues, contractors and third parties from injury or preventable illness, which might arise from their actions. Our health, safety and environment policy has the support of senior managers who recognize that, without the cooperation and commitment of employees and contractors at all levels, the objectives of such a policy would be unattainable. We believe that the implementation of this policy has made us a leader in the prevention of major hazards. According to a recent report by the UK Health and Safety Executive, we attained the lowest hydrocarbon release rate for operators on the UK continental shelf in 2002. We believe that, while statistically sensitive, these rates are significant indicators of our hazard prevention performance.

Insurance

        We maintain insurance coverage in such amounts as we believe to be prudent against normal risks in our operations, including, among other things, the risk of pollution and damage to vessels. Certain risks (such as business interruptions and environmental liabilities in excess of certain limits), however, are either not insurable or are insurable only at rates we consider uneconomical. The cost to obtain and maintain insurance could increase or decrease in the future for any number of reasons. In the aftermath of the events in the United States on September 11, 2001, premiums on insurance for our FPSO operations have increased by over 100.0%. As a result, there can be no assurance that we will continue to maintain current levels of insurance beyond that required by our service agreements and we may determine in the future to carry less insurance or not to insure at all. Moreover, our insurance coverage does not protect against loss of revenues, although we are required under our replacement credit facility to obtain such insurance if the number of FPSOs from which we receive revenues falls below three.

        Depending on competitive conditions and other factors, we seek to obtain indemnity agreements from our customers which require them to hold us harmless in the event of loss of production, reservoir damage or liability for pollution that originates below the surface of the water. We generally rely on these indemnities to protect us from risks which are uninsurable or insurable only at rates which we believe are uneconomical. When obtained, these contractual indemnifications may include cross-indemnification provisions, and the obligations thereunder may not be supported in all cases by adequate insurance maintained by the customer or required to be maintained by us. We have agreed to indemnify each of Amerada Hess, Talisman and SOI in the case of the Uisge Gorm, the Bleo Holm and the Munin, respectively, subject to amount limitations in the respective service agreements, in respect of pollution emanating from our FPSOs and certain other equipment which we have supplied, and each of Amerada Hess, Talisman and SOI has agreed to indemnify us with respect to the foregoing in excess of those amount limitations and in respect of pollution emanating from the field, reservoir or wells (in the case of the Munin, subject to certain exceptions). Under our new service agreement with PetroSA, we have agreed to indemnify PetroSA, subject to amount limitations, in respect of pollution emanating from our FPSO, shuttle tankers and certain subsea and other equipment, and PetroSA has agreed to indemnify us with respect to the foregoing in excess of those amount limitations (subject to an exclusion in the event our insurer denies coverage) and in respect of pollution emanating from wells and certain subsea and other equipment. In the case of the Haewene Brim, we have agreed to indemnify Enterprise Oil in respect of certain pollution emanating from our FPSO (unrelated to oil from the field) and certain other equipment we have supplied, and Enterprise Oil has agreed to indemnify us for pollution relating to oil from the field. These indemnity arrangements may not protect us in all circumstances.

Legal and Arbitration Proceedings

        From time to time, we are involved in litigation arising in the ordinary course of our business. We are not currently involved in, and have not recently been involved in, any legal or arbitration proceedings that we believe may have, or in the recent past have had, a significant effect on our financial condition or results of operations. We are currently not engaged in any legal or arbitration proceeding in which any of our managing directors, directors, executive officers or affiliates is an adverse party or has an interest that is materially adverse to us.

Tax Lease Arrangements

        We entered into certain tax lease arrangements for the Uisge Gorm, the Glas Dowr and the topsides of the Bleo Holm from 1994 to 1999 and, in June 2003, entered into a new tax leasing arrangement for the topsides of the Haewene Brim, in each case with Hill Samuel Leasing No. 4 Ltd, a UK lessor, that was able under UK tax law to obtain tax depreciation on the capital expenditure incurred by it on acquiring the leased assets. Pursuant to these arrangements, we agreed:

  •
  to sell the Uisge Gorm to the UK lessor under a conditional sale agreement;

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  to sell the Glas Dowr to the UK lessor under a conditional sale agreement;

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  that the UK lessor become buyer of the Bleo Holm topsides from the manufacturer, the original sales contract being terminated and replaced;

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  that the UK lessor become the buyer of the Haewene Brim topsides from Ranberger Holding B.V., a limited liability company owned by a third party foundation, our original lease of the assets from Ranberger Holding B.V. being terminated.

        We continue to own legal title to both the hull and topsides of each of the Uisge Gorm and the Glas Dowr and to the hull of the Bleo Holm and the Haewene Brim. The UK lessor holds legal title to the topsides of the Bleo Holm and the Haewene Brim. In each case, the UK lessor has leased its interest in the asset to us pursuant to lease arrangements that provide us with the right to use, operate, posses and enjoy the leased assets without interference and entitle us to the full economic benefit of the operation of the leased assets.

        These arrangements allow the lessor to claim tax depreciation in respect of its expenditure to acquire the vessel or the equipment, which is passed on to, or shared with, us in the form of reduced rentals. Our rental payment obligations were calculated by reference to a number of tax and financial assumptions made at the time the leases were entered into. Payment arrangements at the inception of the lease transactions were structured, and security has been provided, such that, subject to the adjustments described below, we do not have any current rental payment or termination payment obligations with respect to the Uisge Gorm, the Glas Dowr, the topsides of the Bleo Holm or the topsides of the Haewene Brim. If certain of these assumptions prove to be incorrect, the rental payments under the tax lease arrangements would be adjusted by the lessor to preserve the lessor's agreed after-tax rate of return on its acquisition of the leased assets and, in the case of an increase in such rentals or anticipated termination sums, we would be liable for the excess above the realizable value of the security held by the lessor and the lessor would be entitled to require the provision of additional security. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Tax Lease Benefits Liability".

        Each tax lease arrangement contains:

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  customary covenants by the lessee relating to, among other things, insurance, operation, use, location, maintenance, safety and repair of the leased assets; and

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  customary events of default (which extend to certain other members of our group and to each of the other tax leases) relating to, among other things, non-payment or breach of obligations under the tax lease, default and certain other events under the credit facility, defaults under other indebtedness, failure to insure a leased asset or its movement from the approved location, cancellation or expiration of operating arrangements, certain changes in law which increase lessor liability and insolvency.

        In addition to termination as a result of a default, each tax lease arrangement terminates automatically upon termination of the related sub-lease or head lease under which we control the leased assets, upon notice by the lessor not earlier than 12 or 15 years (depending on the tax lease) after the inception of the tax lease or upon notice by the relevant lessee (subject to certain conditions). Upon termination, a termination sum becomes payable and would be calculated in accordance with the methodology set forth in the rental payment schedules in each lease. Upon termination the lessor would, upon payment of a nominal sum, be entitled, in relation to each of the Uisge Gorm and the Glas Dowr, to require that legal title to the vessel be transferred to it (or to its nominee) to facilitate disposal. From any disposal (or loss) proceeds, the lessor would be entitled to retain any amounts due to it from us which remain unpaid together with a small percentage of the disposal proceeds, with the remainder of any such proceeds remitted to us.

Internal Restructuring

        Effective January 1, 2000, we entered into an internal restructuring process. In connection with this internal restructuring, the economic interests in most of the assets and liabilities of certain non-Dutch group companies were sold to Bluewater Holding B.V. pursuant to an economic sale agreement, while legal title to those assets and liabilities remained with the selling companies. The companies making such dispositions to Bluewater Holding were: Bluewater (Bleo Holm) N.V., Bluewater Energy N.V., Bluewater Equipment Leasing Ltd., Bluewater (Glas Dowr) N.V., Bluewater (Malta) Ltd., Bluewater (New Hull) N.V., Bluewater Offshore Production Systems Ltd., Bluewater Offshore Production Systems N.V., Bluewater (Malta) Ltd. and Brightfield Corporation. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. This sale resulted for income tax purposes only in intercompany profits (estimated at €589.0 million (U.S.$617.1 million)) at the level of our non-Dutch operating companies, and the creation of goodwill and intercompany indebtedness at the level of Bluewater Holding. Depreciation of the goodwill and the accrual of interest expense at the level of Bluewater Holding over time is expected to generate tax losses which may be available to reduce our amount of taxable income in the future. The internal restructuring has been discussed with the Dutch tax authorities, although it remains subject to further review. See "Risk Factors—Risks Related to Our Business—Our internal restructuring and our Dutch tax treatment of our group companies remain subject to review" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and

Estimates". Because only the economic interests of the non-Dutch group companies in the covered assets and liabilities have been sold to Bluewater Holding, the internal restructuring has not affected any of our existing contractual arrangements with third parties. The group companies may continue to exercise their rights against, and must continue to perform their obligations and discharge their liabilities in favor of, such third parties.

Property, Plants and Equipment

        Our material tangible fixed assets consist of the Uisge Gorm, the Glas Dowr, the Bleo Holm, the Haewene Brim, the Munin, the Aoka Mizu and the Paradise. A description of these vessels is included under "—FPSO Business—FPSO Fleet and FPSO Hulls". These assets are subject to encumbrances or limitations on use as described below.

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  Credit Facility. We have granted the lenders under our credit facility customary forms of security interests over the Uisge Gorm, the Glas Dowr, the Bleo Holm, the Haewene Brim, the Munin, the Aoka Mizu and the companies that own and operate them. These security interests include mortgages, share pledges, assignments of income and assignments of insurance proceeds. However, the lenders under the credit facility have executed quiet enjoyment letters that limit their ability to interfere with the vessels' operations. See "Description of Certain Financing Arrangements".

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  Tax Lease Arrangements. We have entered into certain tax lease arrangements with respect to the Uisge Gorm, the Glas Dowr and the topsides of the Bleo Holm and have recently entered into a tax leasing arrangement for the topsides of the Haewene Brim. These tax lease arrangements are described under "—Tax Lease Arrangements". In connection with these arrangements, we have granted the tax lessor security interests over the leased assets. These security interests include secondary mortgages and cash collateral. However, the tax lease counterparty has executed a quiet enjoyment letter that limits its ability to interfere with the vessels' operation.

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  Environmental Laws. Our operations and assets are affected by various environmental laws and regulations, including those governing discharges into the air and water, the handling and disposal of waste and the health and safety of employees. Certain environmental laws provide for strict liability, rendering a party liable for environmental damage, personal injury and threats to health and safety without regard to its negligence or fault. Certain environmental laws may also expose us to joint and several liability for the conduct of others or for acts that complied with all applicable laws when they were performed. Sanctions for non-compliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. We are not involved in any legal or administrative proceedings concerning environmental matters and are not aware of any environmental issues that may materially affect our ability to use our FPSOs or our FPSO hulls.

        A description of current and recent capital expenditures relating to our vessels is included under "—FPSO Business—FPSO Fleet and FPSO Hulls" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources".

MANAGEMENT

        Our business and general affairs are managed by the management boards of Aurelia Energy N.V. and Bluewater Holding B.V. and the executive officers of Bluewater Energy Services B.V.

Aurelia Energy N.V.

        Aurelia Energy N.V. is a holding company that invests in companies that are specialized service providers to and operators in the offshore oil industry. These investment activities are managed by Aurelia Energy N.V.'s management board, which is authorized to represent the company. Aurelia Energy N.V.'s management board currently consists of two managing directors, Intertrust (Curaçao) N.V., which was elected to the management board on December 6, 1993 by a vote of the sole shareholder of Aurelia Energy N.V. for an indefinite term, and Mr. John Collison, who was elected to the management board on December 29, 2000 by a vote of the sole shareholder of Aurelia Energy N.V. for an indefinite term.

Intertrust (Curaçao) N.V.

        Intertrust (Curaçao) N.V. is a limited liability company established under the laws of the Netherlands Antilles on May 11, 1981 that provides director nominee services on a fee basis for Netherlands Antilles companies. Intertrust (Curaçao) N.V. has served as a managing director of Aurelia Energy N.V. since the company was established in the Netherlands Antilles in 1993. Intertrust (Curaçao) N.V. currently also serves as a managing director of a number of Aurelia Energy N.V.'s subsidiaries and affiliates, and it provides similar services on a fee basis for a number of other companies. Mr. Gregory Elias, 49, is the managing director and chairman of Intertrust (Curaçao) N.V. and is authorized to represent Intertrust (Curaçao) N.V. in its capacity as the sole managing director of Aurelia Energy N.V. Intertrust (Curaçao) N.V. was elected to the management board of Aurelia Energy N.V. on December 6, 1993 at the direction of Mr. Hugo Heerema who, at the time of the election, was the beneficial owner of 100.0% of Aurelia Energy N.V.'s outstanding share capital. See "Principal Shareholder".

John Collison

        Mr. Collison, 64, has served as a managing director of Aurelia Energy N.V. since December 29, 2000. Mr. Collison is a qualified accountant and also serves as a director on the board of directors of a number of Aurelia Energy N.V.'s subsidiaries. Mr. Collison has served as a financial director of a number of multi-national organizations operating in the Middle East, including the A.W. Aujan Group, the Abdulla Fouad Group and the Algosaibi Group. Mr. Collison has over 35 years of experience in the oil, gas and petrochemicals industry, serving in positions of financial management, control and direction.

Bluewater Holding B.V.

        Aurelia Energy N.V.'s operating activities are conducted exclusively through its operating subsidiaries in accordance with policies that are established by the management board of Bluewater Holding B.V. The general meeting of the shareholders of Bluewater Holding B.V. determines the size of the management board, appoints and dismisses the members of the management board and determines their compensation and benefits. Bluewater Holding B.V.'s management board currently consists of one managing director, Mr. Hugo Heerema, who is authorized to represent the company. Mr. Heerema was elected to the management board on March 10, 2000 by a vote of the sole shareholder of Bluewater Holding B.V. for an indefinite term.

Hugo Heerema

        Mr. Heerema, 50, is the sole managing director of Bluewater Holding B.V. and the founder of Aurelia Energy N.V. Mr. Heerema founded Aurelia Energy N.V. in September 1993 in connection with his acquisition of the "Bluewater" group of companies. Prior to this acquisition, Mr. Heerema was employed by the Heerema Group, where he served as a commercial director. Mr. Heerema holds an MBA from the University of Delft and has 23 years of experience in the offshore industry. Mr. Heerema has acted as the managing director of Aurelia Energy N.V.'s various Dutch subsidiaries since 1993. He has also held several advisory positions and non-executive directorships in affiliated companies. At the time of his appointment to the management board of Bluewater Holding B.V., Mr. Heerema was the beneficial owner of 100.0% of Aurelia Energy N.V.'s outstanding share capital. While he has since transferred this shareholding to the Jacaranda Trust, the trustees of the Jacaranda Trust are prohibited from exercising their power in a manner that would result in Mr. Heerema being dismissed or replaced as Bluewater Holding B.V.'s sole managing director without his prior written consent. See "Principal Shareholder".

Bluewater Energy Services B.V.

        The executive officers of Bluewater Energy Services B.V. are responsible for implementing the policies established by the management board of Bluewater Holding B.V. Under general powers of attorney, each executive officer having the title "Vice President" may individually bind Bluewater Energy Services B.V. for legal acts up to an amount of €100,000. Two executive officers acting together may bind Bluewater Energy Services B.V. for legal acts up to an amount of €500,000. The executive officers serve in their positions pursuant to employment agreements entered into with Bluewater Energy Services B.V. and may be appointed and dismissed in accordance with applicable employment law.

        The following table presents certain information concerning the current executives of Bluewater Energy Services B.V.

Name	Current Office	Date of Appointment
Michel Bonte	Vice President, Business Development	May 14, 1996
Jaap de Baan	Vice President, Technology and Development	September 1, 1993
Jesse van de Korput	Vice President, Single Point Mooring Systems	November 1, 1998
Kees Voormolen	Vice President, Finance and Administration	July 1, 2000
Ruud Zoon	Vice President, Floating Productions	December 1, 1999

Michel Bonte

        Mr. Bonte, 53, serves as Vice President of Business Development. Mr. Bonte held management positions with the Heerema Group, Seaway Heavy Lifting and the Glenmore Group prior to joining our company in 1996. He holds a civil engineering degree from Weg en Waterbouw in Rotterdam and an MBA from the Instituut voor Bedrijfsopleidingen in Zeist. He has 29 years of experience in the offshore sector.

Jaap de Baan

        Mr. de Baan, 55, serves as Vice President of Technology and Development. Mr. de Baan joined our company in 1978 and has 30 years of experience in managing and supervising of design and engineering of FPSOs and SPM systems. He holds a mechanical engineering degree from Rotterdam Technical College.

Jesse van de Korput

        Mr. van de Korput, 45, serves as Vice President of Single Point Mooring Systems. He held management positions with Elf Petroland and Fluor Daniel prior to joining our company. Mr. van de Korput holds an engineering degree and a masters degree in management from the Vrije Universiteit of Brussels and Boston. He has 12 years of experience in the offshore industry.

Kees Voormolen

        Mr. Voormolen, 40, serves as Vice President of Finance and Corporate Services. He held positions with Royal Boskalis Westminster, Western Atlas Inc. and KLM Royal Dutch Airlines prior to joining our company in 1999. Mr. Voormolen holds a masters degree in business economics from the Erasmus University of Rotterdam and has seven years of experience in the offshore industry. Mr. Voormolen also has approximately 16 years of experience with structured financing, project financing and mergers and acquisitions.

Ruud Zoon

        Mr. Zoon, 42, serves as Vice President of Floating Productions. Mr. Zoon has held positions with Mobil Oil Corporation in the Netherlands, the United Kingdom and the United States. Mr. Zoon holds a masters degree in petroleum engineering from the Technical University of Delft and has approximately 21 years of experience in the offshore oil industry.

Compensation

        The aggregate compensation of our various managing directors and executive officers as a group was U.S.$838,000 in 2002. In 2002, we set aside or accrued U.S.$136,000 to provide pension, retirement or similar benefits.

Board Practices

        None of our managing directors or directors is a party to a contract providing for benefits upon termination of employment. We have not established an audit or remuneration committee.

Share Ownership

        Mr. Heerema (with certain members of his immediate family) is a beneficiary of the Jacaranda Trust, which beneficially owns 100.0% of our outstanding common B shares and 100.0% of our outstanding preference A shares. See "Principal Shareholder". We currently do not have any outstanding options entitling the holders thereof to acquire our common B shares or our preference A shares, nor have we entered into any arrangements for providing for the issuance of those shares to our employees, executive officers or managing directors through the granting of options or otherwise.

PRINCIPAL SHAREHOLDER

        Aurelia Holding N.V. is the registered shareholder of 136,000 of our common B shares and 34,000 of our preference A shares, representing 100.0% of our outstanding voting shares. On January 28, 2003, Mr. Hugo Heerema, as the holder of 100.0% of the issued and outstanding share capital of Aurelia Holding N.V., voted in an extraordinary general meeting of shareholders of Aurelia Holding N.V. to dissolve and liquidate the company. The resolution is irrevocable and binding on all subsequent shareholders. Due to the foregoing, it is expected that, upon the expiration of a statutorily imposed winding-up period, the dissolution and liquidation of Aurelia Holding N.V. will be completed and the shareholder or shareholders of Aurelia Holding N.V. immediately prior to the completion of the dissolution and liquidation will become the direct owner or owners of 100.0% of our outstanding common B shares and 100.0% of our preference A shares.

        On January 29, 2003, Mr. Heerema transferred by gift, and for no consideration, his shareholdings in Aurelia Holding N.V. to Bailhache Labesse Trustees Limited and Mr. Graham Boxall, as trustees of the Jacaranda Trust. The Jacaranda Trust is an irrevocable discretionary trust constituted under the laws of Jersey. Mr. Heerema and certain members of his immediate family are the current beneficiaries of the Jacaranda Trust. In connection with this transfer, the Jacaranda Trust became the beneficial owner of 136,000 of our common B shares and 34,000 of our preference A shares, representing 100.0% of our outstanding voting shares. It is expected that, upon completion of the dissolution and liquidation of Aurelia Holding N.V., Bailhache Labesse Trustees Limited and Mr. Graham Boxall, as trustees of the Jacaranda Trust, will become the direct owner of these shares. While the transfer of Mr. Heerema's shareholdings in Aurelia Holding N.V. resulted in a change of control for the purposes of the U.S. securities laws, it did not result in a "Change of Control" under the indenture for our notes.

        The documentation relating to the transfer of Mr. Heerema's shareholdings in Aurelia Holding N.V. and the settlement of the Jacaranda Trust includes certain provisions affecting the potential for a future change of control for the purposes of the U.S. securities laws and the election of managing directors that are generally responsible for setting policies and managing the general affairs and business of our operating subsidiaries. In particular, the documentation providing for the transfer to the Jacaranda Trust of Mr. Heerema's shareholdings in Aurelia Holding N.V. will be revoked and annulled, and ownership of Aurelia Holding N.V., or, after the liquidation of Aurelia Holding N.V., ownership of us, will revert back to Mr. Heerema if his death occurs within certain periods of time and is subject to certain Belgian or Dutch tax consequences. In addition, while the documentation relating to the settlement of the Jacaranda Trust generally provides its trustees with discretion in determining the manner in which our outstanding shares may be voted, it prohibits them from exercising their powers in a manner that would result in Mr. Heerema being dismissed or replaced as the sole member of the management board of Bluewater Holding B.V. without his prior written consent. The management board of Bluewater Holding B.V. is generally responsible for setting the policies of our operating companies.

CERTAIN RELATED PARTY TRANSACTIONS

Acquisitions of the Haewene Brim, the Munin and their Related Operating Companies

        In January 2002, we acquired the Haewene Brim, the Munin and their related operating companies from unconsolidated affiliates owned by our sole beneficial shareholder. These acquisitions were structured as share purchases pursuant to which we acquired:

  •
  all of the share capital of Bluewater (Haewene Brim) N.V., Pierce Production Company Limited and Bluewater (Munin) N.V. from Aurelia Holding N.V.; and

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  all of the share capital of Lufeng Development Company from Aurelia Holding N.V. and Marenco Investments Limited.

        The purchase price of these acquisitions was U.S.$285.9 million, which included the assumption of certain indebtedness. We financed these acquisitions and refinanced the indebtedness incurred in connection therewith with funds drawn under our credit facility and used additional funds drawn under our credit facility to concurrently refinance a former credit facility. In February 2002, we used a portion of the net proceeds from the initial issuance of our notes to repay approximately U.S.$248.5 million of the then outstanding indebtedness under our credit facility.

Marenco Loans

        We currently have indebtedness outstanding under a subordinated loan from Marenco Investments Limited, an unconsolidated affiliate that is owned by our sole beneficial shareholder. Interest on the loan is fixed at a rate of 7.0% per annum; however, cash payments may only be paid in certain instances. The largest amount of indebtedness outstanding under this loan during the last three years was U.S.$128.0 million. This is the amount of indebtedness that was outstanding as of March 31, 2003. Marenco Investments Limited loaned these funds to us in a series of transactions to enable us to finance the construction and modification of FPSOs. In 2002 and the first quarter of 2003, we accrued approximately U.S.$8.2 million and U.S.$2.2 million, respectively, of interest on the loan.

        During 2002, we also had indebtedness outstanding under an unsubordinated loan from Marenco Investments Limited, which we accounted for as a "short-term loan from related party". However, this indebtedness, which bore interest at a rate of 7.0% per annum, was repaid in full prior to the end of the year and, accordingly, is not reflected on our balance sheet as of December 31, 2002. The total amount of payments made under this loan during 2002 was U.S.$3.6 million. Marenco Investments Limited loaned these funds to us in a series of transactions to enable us to finance the construction and modification of FPSOs.

DESCRIPTION OF CERTAIN FINANCING ARRANGEMENTS

Credit Facility

        We are a party to a revolving credit facility agreement, dated January 15, 2002, among Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Ltd., Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V. and Refugio B.V., as borrowers, Barclays Bank PLC, Fortis Bank (Nederland) N.V. and ING Bank N.V., as arrangers, and ING Bank N.V., as facility agent, Barclays Bank PLC, as technical bank and facility security trustee, and certain financial institutions, as lenders. Obligations under the credit facility are guaranteed by Aurelia Energy N.V. and its subsidiaries other than the borrowers, Bluewater Finance Limited and Brightfield Corporation (a subsidiary in liquidation with no material assets, liabilities or operation) pursuant to a facility guarantee, dated January 28, 2002.

Structure

        The credit facility provides for loans of up to U.S.$600.0 million and consists of a reducing revolving credit facility. Subject to certain conditions the facility can be used to finance the construction of new FPSOs and for general corporate purposes. The structure of the facility includes a borrowing base, calculated according to the present value of cash flows we will or may earn under our FPSO service agreements and a certain amount of residual asset value. The facility can be drawn at any time up to the lower of the limit and the borrowing base amount at that time. The borrowing base amount consists of the sum of three tranches. Tranche 1 consists of 100.0% of the net present value of the contracted facility fee income under our FPSO service agreements during the minimum contract periods. Tranche 2 consists of 65.0% of the net present value of the contracted facility fee income during expected contract extensions. Tranche 3 consists of 50.0% of the net present value of the market value of the FPSOs at the end of the expected contract term, up to a maximum amount of U.S.$20.0 million per vessel and U.S.$100.0 million in total. A new borrowing base is recalculated every six months subject to majority bank approval or, if such approval is not obtained, subject to an independent expert. During the six-month period, the borrowing base may be redetermined following certain events, including the termination of our service agreements, the total loss of an FPSO or a change in the deployment period of an FPSO as confirmed by the oil company.

Interest Rates and Fees

        Advances under the credit facility bear interest at a rate per annum equal to LIBOR plus a margin of 1.300% for the first five years of the credit facility and 1.500% for the remainder of the life of the credit facility. There is a margin adjustment mechanism under which the applicable margin is increased by up to 0.200% during each such five-year period if the amount of credit that is drawn exceeds certain percentages of the borrowing base. Pursuant to the margin adjustment mechanism, the applicable margin is also reduced if our rating by Standard & Poor's reaches a certain level. Commitment commissions are 50.0% of the applicable margin.

Guarantees and Security

        The borrowers' obligations under the credit facility are guaranteed by Aurelia Energy N.V. and each of its direct and indirect subsidiaries other than the borrowers, Bluewater Finance Limited and a subsidiary in liquidation (with no material assets, liabilities or operations). Together, the borrowers and the guarantors have granted security interests over substantially all of their assets, including mortgages over all FPSOs, fixed charges over certain of their properties, debts, bank accounts, insurance proceeds and specified agreements. In addition, the shares of each FPSO-owning company have been pledged in favor of the facility security trustee for the lenders under the credit facility, and the operating income relating to our FPSO service agreements has been pledged to the lenders to secure the credit facility.

Covenants

        The credit facility contains certain customary negative covenants that restrict the borrowers (subject to certain agreed exceptions) from, among other things, changing their jurisdiction of organization, engaging in certain mergers or consolidations, incurring additional debt, creating security interests on their assets and disposing of assets other than in the ordinary course. The facility further requires us to observe certain customary covenants, including, but not limited to, covenants relating to the provision of information, maintenance of government approvals and licenses, ranking of the advances, compliance with law, maintenance of corporate existence and line of business.

        Additional covenants provide that we must do the following:

  •
  ensure that our tangible net worth (including the subordinated Marenco loan) at all times is greater than both U.S.$350.0 million and 25% of total assets;

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  ensure that our ratio of earnings before interest, tax, depreciation and amortization over net interest (excluding interest accrued under the subordinated Marenco loan and interest capitalized during construction) is greater than 2.50x;

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  ensure that our ratio of earnings before interest, tax, depreciation and amortization over the sum of interest payable (including interest on the notes and the credit facility) and scheduled debt repayments is, at any time, at least 1.25x for the subsequent six months and at least 1.00x for the subsequent two years; and

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  maintain a minimum liquidity of not less than U.S.$15.0 million in freely available cash, other marketable securities or availability under the credit facility.

Maturity and Amortization

        The credit facility has a term of eight years and a facility limit which will reduce over time by U.S.$20.0 million per quarter commencing September 2002 until it reaches zero in December 2009. The facility limit was U.S.$540.0 million as of March 31, 2003.

Prepayments

        Subject to an indemnity for broken funding costs, the borrowers under the credit facility may voluntarily prepay amounts outstanding without penalty or premium, at any time in whole or in part, in minimum amounts of U.S.$5.0 million. In the case of a total loss, the FPSO will be excluded from the borrowing base and we will be required to prepay within 90 days the lesser of the amount by which our outstanding indebtedness at that time exceeds the borrowing base and the amount by which the borrowing base is reduced due to the total loss.

Events of Default

        The credit facility currently contains certain events of default customary for senior bank financings, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments.

Subordinated Marenco Loan

        We are a party to an amended and restated subordinated loan agreement, dated November 21, 2001, between Aurelia Energy N.V., as borrower, and our affiliate, Marenco Investments Limited, as lender. Under the amended and restated loan agreement, the subordinated Marenco loan bears interest on an annual basis at a rate of 7.0% per annum with effect from January 1, 2000. The subordinated Marenco loan will not mature and may not be repaid, mandatorily redeemed or repurchased prior to the date on which the notes mature or are fully repaid in cash. No cash interest payments may be made prior to the full repayment of our notes other than as permitted under the restricted repayment covenant of the indenture. In addition, the agreement prohibits Marenco Investments Limited from taking any enforcement action under the subordinated Marenco loan prior to the satisfaction by payment in cash of all obligations in respect of the notes or from transferring the subordinated Marenco loan to any person other than Aurelia Energy N.V.

Intercompany Loan

        In connection with our initial issuance of notes in February 2002, Bluewater Holding B.V., as borrower, entered into an intercompany loan agreement, dated February 22, 2002, with Bluewater Finance Limited, as lender, pursuant to which Bluewater Finance Limited loaned Bluewater Holding B.V. the U.S.$256.4 million gross proceeds from the initial sale of the notes. In connection with the issuance of our outstanding unregistered notes in April 2003, Bluewater Holding B.V. and Bluewater Finance Limited amended and restated the intercompany loan agreement to enable Bluewater Finance Limited to loan Bluewater Holding B.V. U.S.$75.4 million of the gross proceeds from the issuance excluding the accrued interest from and including February 15, 2003, to but excluding the issue date, of the unregistered notes on the same basis as the original loan.

        The intercompany loan bears interest at a rate of 10 1/4% per annum. Interest is payable in same day funds two business days prior to each date on which interest is payable on the notes and is payable to such account or accounts with such person or persons as Bluewater Finance Limited may designate to Bluewater Holding B.V. The maturity date is February 15, 2012. Bluewater Holding B.V.'s obligations under the intercompany loan are subordinated on the same basis and to the same extent as the guarantees.

        All payments under the intercompany loan are made without deductions for or on account of tax. In the event that Bluewater Holding B.V. is required to make any such deduction, it will be required to gross-up each payment to Bluewater Finance Limited to ensure that Bluewater Finance Limited receives and retains a net sum equal to the sum which it would have received had no such deduction or withholding been made or required to be made. Further, all payments under the intercompany loan agreement must be made on a timely basis in order to ensure that Bluewater Finance Limited may satisfy its payment obligations under the indenture and the notes when due, in each case, taking into account the administrative and timing concerns and limitations on making payments due on the notes.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

        We entered into a registration rights agreement with the initial purchasers of the unregistered notes in which we agreed to:

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  file or confidentially submit a registration statement with respect to a registered offer to exchange the unregistered notes for new notes having terms substantially identical in all material respects to the notes, including the guarantees thereof (except that the new notes will not contain terms with respect to transfer restrictions and additional interest), on or prior to 90 days after the date on which the unregistered notes were issued;

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  use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act on or prior to 180 days after the date on which the unregistered notes were issued;

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  offer to exchange the unregistered notes for the new notes promptly after the registration statement is declared effective; and

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  if requested, keep the registration statement effective for not less than 90 days after the closing of the exchange offer.

        We are offering the new notes under this prospectus to satisfy those obligations under the registration rights agreement.

        Under the following circumstances, we will use our reasonable best efforts to cause the Commission to declare effective a shelf registration statement with respect to the resale of the unregistered notes and keep the shelf registration statement effective for two years after the issuance of the unregistered notes:

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  because of any change in law or in currently prevailing interpretations of the staff of the Commission, we are not permitted to effect the exchange offer;

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  the exchange offer is not consummated within 220 days after the date on which the unregistered notes were issued (except that the obligations under this clause will terminate upon consummation of the exchange offer);

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  any holder of unregistered notes notifies us prior to 20 days after the consummation of the exchange offer that due to a change in law or policy it is not entitled to participate in the exchange offer;

  •
  any holder of unregistered notes notifies us prior to 20 days after the consummation of the exchange offer that due to a change in law or policy it may not resell the new notes without delivering a prospectus and that this prospectus is inappropriate or unavailable for such resale;

  •
  any holder of unregistered notes notifies us prior to 20 days after the consummation of the exchange offer that it is an initial purchaser of the unregistered notes and holds the unregistered notes as part of its unsold allotment;

  •
  any holder of private exchange notes (as such term is used in the registration rights agreement) so requests; or

  •
  in the case of any holder that participates in the exchange offer, the holder does not receive new notes on the date of the exchange that may be sold without restriction (other than pursuant to a prospectus delivery requirement for a participating broker-dealer) under state and federal securities laws (for any reason other than due solely to the status of the holder as an affiliate of the Issuer within the meaning of the Securities Act) and the holder so requests.

        If we fail to comply with deadlines for registering the issuance of the new notes and completion of the exchange offer, we will be required to pay additional interest to holders of the unregistered notes. Please read the section captioned "Registration Rights Agreement" for more details regarding the registration rights agreement.

        To exchange unregistered notes for transferable new notes in the exchange offer, you will be required to represent to us, among other things:

  •
  any new notes will be acquired in the ordinary course of your business;

  •
  you have no arrangement or understanding with any person to participate in a distribution of the new notes;

  •
  if you are not a broker-dealer or are a broker-dealer but will not receive new notes for your own account in exchange for unregistered notes, you are not engaged in and do not intend to engage in a distribution of the new notes;

  •
  if you are a broker-dealer that will receive new notes for its own account in exchange for unregistered notes that were acquired as a result of market-making or other trading activities, you will deliver a prospectus, as required by law, in connection with any resale of such new notes;

  •
  you are not a broker-dealer tendering unregistered notes acquired directly from us for your own account; and

  •
  you are not our "affiliate", as defined in Rule 405 of the Securities Act, or if you are our affiliate, you will comply with the applicable registration and prospectus delivery requirements of the Securities Act.

Resale of New Notes

        Based on interpretations of the Commission staff in no action letters issued to third parties, we believe that new notes issued under the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act if:

  •
  you are not our "affiliate" within the meaning of Rule 405 under the Securities Act;

  •
  any new notes will be acquired in the ordinary course of your business;

  •
  you have no arrangement or understanding with any person to participate in a distribution of the new notes; and

  •
  you have not engaged in and do not intend to engage in a distribution of the new notes.

        If you tender in the exchange offer with the intention of participating in any manner in a distribution of the new notes, you:

  •
  cannot rely on such interpretations by the Commission staff; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

        Unless an exemption from registration is otherwise available, any security holder intending to distribute new notes should be covered by an effective registration statement under the Securities Act containing the selling securityholder's information required by Item 507 of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of new notes only as specifically described in this prospectus. Only broker-dealers that acquired the unregistered notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for unregistered notes, where such unregistered notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of new notes. Please read the section captioned "Plan of Distribution" for more details regarding the transfer of new notes.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any unregistered notes properly tendered and not withdrawn prior to the expiration date. We will issue U.S.$1,000 principal amount of new notes in exchange for each U.S.$1,000 principal amount of unregistered notes surrendered under the exchange offer. Outstanding notes may be tendered only in integral multiples of U.S.$1,000.

        The exchange offer is not conditioned upon any minimum aggregate principal amount of unregistered notes being tendered for exchange.

        As of the date of this prospectus, U.S.$75.0 million aggregate principal amount of unregistered notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of unregistered notes. There will be no fixed record date for determining registered holders of unregistered notes entitled to participate in the exchange offer.

        We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission. Unregistered notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture and the registration rights agreement.

        We will be deemed to have accepted for exchange properly tendered unregistered notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

        If you tender unregistered notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes, with respect to the exchange of unregistered notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important for noteholders to read the section entitled "—Fees and Expenses" for more details regarding fees and expenses incurred in the exchange offer.

        We will return any unregistered notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Expiration Date

        The exchange offer will expire at 5:00 p.m., New York City time on August 5, 2003, unless, in our sole discretion, we extend it.

Extensions, Delay in Acceptance, Termination or Amendment

        We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. We may delay acceptance of any unregistered notes by giving oral or written notice of such extension to their holders. During any such extensions, all unregistered notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

        In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of unregistered notes of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        If any of the conditions described below under "—Conditions to the Exchange Offer" have not been satisfied, we reserve the right, in our sole discretion, to delay accepting for exchange any unregistered notes or to extend the exchange offer or to terminate the exchange offer by giving oral or written notice of such delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

        Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of unregistered notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the unregistered notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during such period.

Conditions to the Exchange Offer

        Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any new notes for, any unregistered notes, and we may terminate the exchange offer as provided in this prospectus before accepting any unregistered notes for exchange, if in our reasonable judgment the exchange offer, or the making of any exchange by a holder of unregistered notes, would violate applicable law or any applicable interpretation of the staff of the Commission or any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

        In addition, we will not be obligated to accept for exchange unregistered notes of any holder that has not made to us (1) the representations described under "—Purpose and Effect of the Exchange Offer," "—Procedures for Tendering" and "Plan of Distribution" and (2) such other representations as may be reasonably necessary under applicable Commission rules, regulations or interpretations to make available to us an appropriate form for registration of the new notes under the Securities Act.

        We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any unregistered notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of unregistered notes as promptly as practicable.

        These conditions are for our sole benefit and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

        In addition, we will not accept for exchange any unregistered notes tendered, and will not issue new notes in exchange for any such unregistered notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Procedures for Tendering

How to Tender Generally

        Only a holder of unregistered notes may tender such unregistered notes in the exchange offer. To tender in the exchange offer, a holder must:

  •
  complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; and

  •
  comply with the automated tender offer program procedures of DTC described below.

        In addition, either:

  •
  the exchange agent must receive unregistered notes along with the letter of transmittal;

  •
  the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such unregistered notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent's message; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address provided above under "Prospectus Summary—The Exchange Offer—The Exchange Agent" prior to the expiration date.

        The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

        The method of delivery of unregistered notes, the letter of transmittal and all other required documents to the exchange agent is at the holder's election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or unregistered notes to us. You may request your brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for you.

How to Tender if You Are a Beneficial Owner

        If you beneficially own unregistered notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender these notes, you should contact the registered holder promptly and instruct it to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your unregistered notes, either:

  •
  make appropriate arrangements to register ownership of the unregistered notes in your name; or

  •
  obtain a properly completed bond power from the registered holder of unregistered notes.

        The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures and Signature Guarantees

        You must have signatures on a letter of transmittal or a notice of withdrawal described below guaranteed by a member firm of a registered national securities exchange or of the National

Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, that is a member of one of the recognized signature guarantee programs identified in the letter of transmittal, unless the outstanding notes are tendered:

  •
  by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution.

When You Need Endorsements or Bond Powers

        If the letter of transmittal is signed by a person other than the registered holder of any unregistered notes, the unregistered notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the unregistered notes and a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution must guarantee the signature on the bond power.

        If the letter of transmittal or any unregistered notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Tendering Through DTC's Automated Tender Offer Program

        The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's automated tender offer program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer unregistered notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent.

        The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

  •
  DTC has received an express acknowledgement from a participant in its automated tender offer program that is tendering unregistered notes that are the subject of such book-entry confirmation;

  •
  such participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

  •
  the agreement may be enforced against such participant.

Determinations Under the Exchange Offer

        We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered unregistered notes and withdrawal of tendered unregistered notes. Our determination will be final and binding. We reserve the absolute right to reject any unregistered notices not properly tendered or any unregistered notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular unregistered notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of unregistered notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of unregistered notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of unregistered notes will not be deemed made until such defects or irregularities have been cured or waived. Any unregistered notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

When We Will Issue New Notes

        In all cases, we will issue new notes for unregistered notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

  •
  unregistered notes or a timely book-entry confirmation of such unregistered notes into the exchange agent's account at DTC; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

Return of Outstanding Notes Not Accepted or Exchanged

        If we do not accept any tendered unregistered notes for exchange for any reason described in the terms and conditions of the exchange offer or if unregistered notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged unregistered notes will be returned without expense to their tendering holder. In the case of unregistered notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described below, such non-exchanged unregistered notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Your Representations to Us

        By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

  •
  any new notes will be acquired in the ordinary course of your business;

  •
  you have no arrangement or understanding with any person to participate in a distribution of the new notes;

  •
  if you are not a broker-dealer or are a broker-dealer but will not receive new notes for your own account in exchange for unregistered notes, that you are not engaged in and do not intend to engage in a distribution of the new notes;

  •
  if you are a broker-dealer that will receive new notes for your own account in exchange for unregistered notes that were acquired as a result of market-making or other trading activities, you will deliver a prospectus, as required by law, in connection with any resale of such new notes;

  •
  you are not a broker-dealer tendering unregistered notes acquired directly from us for your own account;

  •
  you are not our "affiliate", as defined in Rule 405 of the Securities Act, or, if you are our affiliate, you will comply with the applicable registration and prospectus delivery requirements of the Securities Act.

Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to unregistered notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC's system may make book-entry delivery of unregistered notes by causing DTC to transfer such unregistered notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Holders of unregistered notes who are unable to deliver confirmation of the book-entry tender of their unregistered notes into the exchange agent's account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their unregistered notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

        If you wish to tender your unregistered notes but your unregistered notes are not immediately available or you cannot deliver your unregistered notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC's automated tender offer program prior to the expiration date, you may tender if:

  •
  the tender is made through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution;

  •
  prior to the expiration date, the exchange agent receives from such member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., commercial bank or trust company having an office or correspondent in the United States, or eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent's message and notice of guaranteed delivery:

  •
  setting forth your name and address, the registered number(s) of your unregistered notes and the principal amount of unregistered notes tendered;

  •
  stating that the tender is being made thereby;

  •
  guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof, together with the unregistered notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

  •
  the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered unregistered notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

        Upon request to the exchange agent, a notice of guaranteed delivery will be sent to you if you wish to tender your unregistered notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 5:00 p.m., New York City time, on the expiration date.

        For a withdrawal to be effective:

  •
  the exchange agent must receive a written notice of withdrawal at one of the addresses listed under "Prospectus Summary—The Exchange Offer—The Exchange Agent"; or

  •
  you must comply with the appropriate procedures of DTC's automated tender offer program system.

        Any notice of withdrawal must:

  •
  specify the name of the person who tendered the unregistered notes to be withdrawn; and

  •
  identify the unregistered notes to be withdrawn, including the principal amount of such unregistered notes.

        If unregistered notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn unregistered notes and otherwise comply with the procedures of DTC.

        We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal, and our determination shall be final and binding on all parties. We will deem any unregistered notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

        Any unregistered notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder or, in the case of unregistered notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, such unregistered notices will be credited to an account maintained with DTC for the unregistered notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

        You may retender properly withdrawn unregistered notes by following one of the procedures described under "—Procedures for Tendering" above at any time on or prior to the expiration date.

Fees and Expenses

        We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

        We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

  •
  Commission registration fees and filing fees;

  •
  fees and expenses of the exchange agent and trustee;

  •
  accounting and legal fees and printing costs; and

  •
  related fees and expenses.

        We will pay all transfer taxes, if any, applicable to the exchange of unregistered notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  •
  certificates representing unregistered notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of unregistered notes tendered;

  •
  tendered unregistered notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of unregistered notes under the exchange offer.

        If satisfactory evidence of payment of any transfer taxes payable by a note holder is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to that tendering holder.

Transfer Taxes

        If you tender your unregistered notes for exchange, you will not be required to pay any transfer taxes. However, if you instruct us to register new notes in the name of, or request that unregistered notes not tendered or not accepted in the exchange offer be returned to, a person other than you, in your capacity as the registered tendering holder, you will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

        If you do not exchange your unregistered notes for new notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the unregistered notes and you may lose some or all of your rights under the registration rights agreement.

        In general, you may not offer or sell the unregistered notes unless they are registered under the Securities Act or the offer or sale is exempt from registration under the Securities Act and applicable state securities laws.

        Except as required by the registration rights agreement, we do not intend to register resales of the unregistered notes under the Securities Act. Based on interpretations of the Commission staff, you may offer for resale, resell or otherwise transfer new notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, if (1) you are not our "affiliate" within the meaning of Rule 405 under the Securities Act; (2) any new notes will be acquired in the ordinary course of your business; (3) you have no arrangement or understanding with any person to participate in the distribution of the new notes; and (4) you are not engaged in and do not intend to engage in the distribution of the new notes. If you tender in the exchange offer with the intention of participating in any manner in a distribution of the new notes, you:

  •
  cannot rely on the applicable interpretations of the Commission; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

        We will record the new notes in our accounting records at the same carrying value as the unregistered notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as incurred.

Other

        Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

        We may in the future seek to acquire untendered unregistered notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any unregistered notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered unregistered notes.

DESCRIPTION OF THE NOTES

        The Issuer will issue the new notes (the "New Notes") pursuant to the Indenture, dated as of February 22, 2002, (the "Indenture") among itself, Aurelia Energy N.V., as guarantor (the "Parent"), Bluewater Holding B.V., as guarantor ("Bluewater"), the other Guarantors and The Bank of New York, as trustee (the "Trustee").

        The Issuer originally issued U.S.$260.0 million aggregate principal amount of unregistered notes pursuant to the Indenture on February 22, 2002 and in connection with an exchange offer issued a like principal amount of the outstanding registered notes (the "Registered Notes") on September 26, 2002 in exchange for the originally issued unregistered notes. On April 30, 2003, the Issuer issued the outstanding unregistered notes (the "Unregistered Notes") in an aggregate principal amount of U.S.$75.0 million as "Additional Notes" under the Indenture. If the offer contemplated by this prospectus (the "Exchange Offer") is consummated, the Issuer will issue New Notes for a like principal amount of Unregistered Notes tendered in connection with the Exchange Offer. Pursuant to the Indenture, the Issuer may continue to issue additional notes ("Additional Notes") from time to time after the date hereof in accordance with the covenant described below under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock". Subject to the preceding sentence, references in this "Description of the Notes" to "Notes" include the New Notes, the Registered Notes, the Unregistered Notes and any Additional Notes issued after the date hereof, unless the context otherwise requires. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA").

        A copy of the Indenture is available for inspection during normal business hours at the principal executive offices of the Issuer referred to under "Prospectus Summary—The Issuer", at the Corporate Trust Office of the Trustee at 101 Barclay Street, 21 W, New York City, NY 10286, Attention: Corporate Trust Department, and at the specified office of each Paying Agent, including, for so long as the Notes are listed on the Luxembourg Stock Exchange, at the specified office of the Paying Agent in Luxembourg. Holders of the Notes are entitled to the benefit of, and are bound by all the provisions of, the Indenture.

        All Notes issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. If the Exchange Offer is consummated, holders of Unregistered Notes who do not exchange those Notes for New Notes in the Exchange Offer will vote together with holders of New Notes, Registered Notes and Additional Notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the holders thereunder, including acceleration following an Event of Default, must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding securities issued under the Indenture. In determining whether holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the Indenture, any Unregistered Notes that remain outstanding after the Exchange Offer will be aggregated with the New Notes, the Registered Notes and Additional Notes, and the holders of all such Notes will vote together as a single series for all such purposes. Accordingly, except as otherwise provided for, all references herein to specified percentages in aggregate principal amount of Notes outstanding shall be deemed to mean, at any time after the Exchange Offer is consummated, such percentages in aggregate principal amount of Unregistered Notes, New Notes, Registered Notes and Additional Notes then outstanding.

Description of the Issuer, the Notes and the Guarantees

        The Issuer:

  •
  is a special-purpose financing vehicle established to issue the Notes; and

  •
  has no operating activities other than acting as issuer of the Notes.

        The Issuer's only material asset is the Intercompany Loan. The Issuer will be entirely dependent upon payments by Bluewater on the Intercompany Loan to make payments on the Notes.

        The Notes:

  •
  are general unsecured obligations of the Issuer;

  •
  rank equally in right of payment with all future obligations of the Issuer; and

  •
  are unconditionally guaranteed on a senior subordinated basis by the Guarantors.

        The Guarantees:

  •
  are general unsecured senior subordinated obligations of each Guarantor;

  •
  are subordinated in right of payment to all existing and future Senior Indebtedness of each Guarantor;

  •
  are effectively subordinated to existing and future secured Indebtedness of each Guarantor; and

  •
  rank equally or senior in right of payment to all existing and future subordinated Indebtedness of each Guarantor.

        Each Guarantor, in connection with the issuance of the Registered and the Unregistered Notes, has unconditionally guaranteed, jointly and severally, and, in connection with the issuance of the New Notes, will unconditionally guarantee, jointly and severally, to each Holder and the Trustee, the full and prompt performance of the Issuer's obligations under the Indenture and the Notes, including the payment of principal of and interest and any other amount due on the Notes. The obligations of each Guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor, and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance, fraudulent transfer or substantially similar action under any law. Notwithstanding the foregoing, each Guarantee provides and will provide, as the case may be, by its terms that it will be automatically and unconditionally released and discharged upon the sale of such Guarantor or its designation as an Unrestricted Subsidiary; provided that such Guarantee of any such Guarantor shall automatically be reinstated, and subordinated as set forth below under "—Subordination of Guarantees", upon any reacquisition of such Guarantor or its designation as a Restricted Subsidiary. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in an amount pro rata, based on the net assets of each Guarantor, determined in accordance with GAAP. The obligations of each Guarantor under its Guarantee shall be limited to the extent required by applicable law.

Subordination of Guarantees

        The Indebtedness evidenced by each Guarantee is subordinated in right of payment, to the extent set forth in the Indenture, to the prior payment in full in cash of all Senior Indebtedness (including obligations under the Credit Facility). The Indenture provides that upon any payment or distribution of assets or securities of any Guarantor of any kind or character, whether in cash, property or securities, upon any dissolution or winding up or total or partial liquidation or reorganization, assignment for the benefit of creditors or marshaling of assets and liabilities of such Guarantor, whether voluntary or involuntary, or in bankruptcy, moratorium of payments, insolvency, receivership or other proceedings relating to such Guarantor or its assets, all Senior Indebtedness of such Guarantor (including any interest accruing subsequent to a bankruptcy event whether or not such interest is an allowed claim enforceable against such Guarantor) shall first be paid in full in cash before the Holders shall be entitled to receive any payment or distribution of any kind or character on account of any Guarantee.

        No direct or indirect payment or distribution of any kind or character by any Guarantor or any person acting on behalf of such Guarantor with respect to any Guarantee or for the acquisition of any Notes by any Guarantor whether pursuant to the terms of the Notes or upon acceleration or otherwise will be made if, at the time of such payment, there exists a default (howsoever defined in the document governing any Designated Senior Indebtedness) in the payment of all or any portion of any Designated Senior Indebtedness and such default shall not have been cured or waived or the benefits of this sentence waived by or on behalf of the holders of such Designated Senior Indebtedness unless such Designated Senior Indebtedness has been discharged or paid in full in cash in accordance with its terms.

        In addition, during the continuation of any other default with respect to Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated, upon the receipt by Trustee of written notice from the agent or representative of the holders of such Designated Senior Indebtedness, no payment or distribution of any kind or character may be made by any Guarantor that is also an obligor with respect to such Designated Senior Indebtedness upon or in respect of its Guarantee or for the acquisition of Notes by any such Guarantor, for a period ("Payment Blockage Period") commencing on the date of receipt of either such notice and ending on the earlier to occur of:

  (1)
  179 days after receipt of either such notice (unless such Payment Blockage Period shall be terminated by written notice to the Trustee from such agent or representative) have elapsed;

  (2)
  such default has been cured or waived or has ceased to exist; or

  (3)
  such Designated Senior Indebtedness has been discharged or paid in full in cash in accordance with its terms.

        Notwithstanding anything herein to the contrary, (x) in no event will a Payment Blockage Period or successive Payment Blockage Periods with respect to the same payment on any Guarantee extend beyond 179 consecutive days from the date payment on a Guarantee was due and (y) only one such Payment Blockage Period may be commenced within any 360 consecutive days. For all purposes of this paragraph, no default which existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness shall be, or be made, the basis for the commencement of a second Payment Blockage Period by the holders or by the agent or other representative of such Designated Senior Indebtedness whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of commencement of such Payment Blockage Period that, in either case, would give rise to an event of default pursuant to any provisions under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose).

        In the event that, notwithstanding the foregoing provisions, any Holders or the Trustee receive any payment of any kind in respect of any Guarantee in contravention of the provisions of the Indenture before all Designated Senior Indebtedness has been paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of the holders of Designated Senior Indebtedness or their representative to the extent necessary to make payment in full of all Designated Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Designated Senior Indebtedness.

        By reason of such subordination, in the event of bankruptcy, moratorium of payments, liquidation or insolvency, creditors of a Guarantor who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness.

        On an adjusted basis giving effect to the issuance of the Unregistered Notes and the use of proceeds therefrom, as of March 31, 2003, the Guarantors had U.S.$611.4 million of Senior Indebtedness outstanding. The Indenture limits, but does not prohibit, the incurrence by the Guarantors of additional Indebtedness which is senior to the Guarantees.

        "Designated Senior Indebtedness" means (i) all Senior Indebtedness under Structured Leases in existence on the Issue Date and all Senior Indebtedness under the Credit Facility and (ii) any other Senior Indebtedness which (a) at the time of the determination is equal to or greater than U.S.$50.0 million in aggregate principal amount and (b) is specifically designated by the Guarantors in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness".

        "Senior Indebtedness" means the principal of, premium, if any, and interest on any Indebtedness of a Guarantor, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall be subordinated in right of payment to any other Indebtedness of such Guarantor. Without limiting the generality of the foregoing, notwithstanding the preceding sentence nor any other provision of the Indenture, (x) "Senior Indebtedness" shall also include (I) all monetary obligations of every nature under the Credit Facility, including the principal of, premium, if any, and interest on all obligations of every nature of a Guarantor from time to time owed to the lenders under the Credit Facility, including, without limitation, principal of and interest on, reimbursement obligations under letters of credit, and all fees, indemnities and expenses payable with respect to the Credit Facility and (II) all monetary obligations of every nature from time to time owed under a Structured Lease and (y) in the case of Designated Senior Indebtedness, "Senior Indebtedness" shall include interest accruing thereon subsequent to the occurrence of any Event of Default specified in clause (7) under "—Events of Default and Remedies" relating to the Guarantor, whether or not the claim for such interest is allowed under any applicable bankruptcy laws. Notwithstanding the foregoing, "Senior Indebtedness" shall not include (a) Indebtedness to, or evidenced by any guarantee on behalf of, any director, officer or employee of any Guarantor or any of their Affiliates, (b) Indebtedness that is expressly subordinate or junior in right of payment to any other Indebtedness of a Guarantor, (c) Indebtedness which is represented by Disqualified Capital Stock, (d) to the extent it constitutes Indebtedness, any liability for national, federal, state, local or other taxes owed or owing by a Guarantor, (e) Indebtedness of any Guarantor to a Subsidiary of such Guarantor or any other Affiliate of a Guarantor or any of such Affiliate's Subsidiaries, (f) that portion of any Indebtedness which is incurred by a Guarantor in violation of the Indenture and (g) trade payables.

        No Indebtedness shall be deemed to be contractually subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured.

Brief Description of the Intercompany Loan

        The Issuer loaned the gross proceeds of the issuance of both the Registered Notes and the Unregistered Notes to Bluewater pursuant to the Intercompany Loan. Bluewater used the proceeds of such issuances to repay certain amounts outstanding under the Credit Facility and to pay certain fees and expenses in connection with such issuances. The Intercompany Loan ranks equally in right of payment to all existing and future senior subordinated unsecured obligations of Bluewater and is subordinated to all Senior Indebtedness of Bluewater on the same basis as the Guarantees are subordinated to Senior Indebtedness. The Indenture limits the rights of the Issuer and Bluewater to amend or prepay the Intercompany Loan. See "—Certain Covenants—Amendments to or Prepayments of the Intercompany Loan". The Intercompany Loan will mature on the maturity date of the Notes.

Subsidiaries of the Parent

        As of the date of the hereof, all of the Parent's Subsidiaries, including the Issuer, are "Restricted Subsidiaries". However, under the circumstances described below under the subheading "—Certain Definitions—Unrestricted Subsidiary", Bluewater will be permitted to designate certain of its Subsidiaries, other than the Issuer, as "Unrestricted Subsidiaries". Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture.

Principal, Maturity and Interest

        The Notes will mature on February 15, 2012. On such date, the Notes must be redeemed at a price of 100% of their principal amount plus accrued and unpaid interest and any other amounts due.

        Interest on the Notes will accrue at the rate of 10 1/4% per annum and will be payable semiannually in arrears on each February 15 and August 15, beginning, with respect to the New Notes, on August 15, 2003. The Issuer will make each interest payment to the Holders of record on the immediately preceding February 1 and August 1. Interest on the New Notes will accrue from the date it was most recently paid on the Registered Notes and, if interest has been paid on the Unregistered Notes, from the date it was most recently paid on the Unregistered Notes. Interest on Additional Notes will accrue from the date of their issuance, except as otherwise provided. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The circumstances under which the Issuer may be required to pay additional amounts in cash on the Notes are described below under "—Additional Amounts".

        In this description and in the Indenture, references to interest shall be deemed also to refer to any Additional Interest which may be payable as described under "Registration Rights Agreement."

Methods of Receiving Payments on the Notes

        Principal of, premium, if any, and interest on registered Notes held in global form ("Global Notes") will be payable at the corporate trust office or agency of the Principal Paying Agent (as defined below). All payments on the Global Notes will be made by transfer of immediately available funds to an account of the Holder of the Global Notes in accordance with instructions given by the Holder.

        Principal of, premium, if any, and interest on any definitive Notes in registered form ("Definitive Registered Notes") will be payable at the corporate trust office or agency of the Principal Paying Agent in New York and at the Paying Agent in Luxembourg maintained for such purposes. In addition, interest on Definitive Registered Notes may be paid by check mailed to the person entitled thereto as shown on the register for such Definitive Registered Notes.

Paying Agent and Registrar for the Notes

        The Issuer has undertaken to maintain one or more paying agents for the Notes (i) in the Borough of Manhattan, City of New York (the "Principal Paying Agent"), (ii) in London, England or any other money-center city in the European Union or Switzerland and (iii) in Luxembourg, for so long as the Notes are listed on the Luxembourg Stock Exchange. The Paying Agents currently are The Bank of New York, in New York, The Bank of New York, London Branch, in London and The Bank of New York (Luxembourg) S.A., in Luxembourg.

        The Issuer has also undertaken to maintain one or more registrars (each a "Registrar") with offices in the Borough of Manhattan, City of New York and in Luxembourg. The Registrars currently are The Bank of New York in New York and The Bank of New York (Luxembourg) S.A., in Luxembourg. The Registrars will maintain a register reflecting ownership of Notes outstanding from time to time and will make payments on and facilitate transfer of Notes on behalf of the Issuer.

        The Issuer may change the Paying Agents or Registrars without prior notice to the Holders.

Additional Amounts

        All payments made by the Issuer or any Guarantor under or with respect to the Notes or the relevant Guarantee of a Guarantor will be made free and clear of and without withholding or deduction for or on account of any present or future taxes imposed or levied by or on behalf of any taxing authority within the Cayman Islands or the Netherlands or within any other jurisdiction in which the Issuer or any Guarantor is organized or resident for tax purposes or any political subdivision thereof or any authority having power to tax therein (each, a "Relevant Taxing Jurisdiction"), unless the Issuer or such Guarantor is required to withhold or deduct any amount for or on account of taxes by law or by the interpretation or administration thereof. If the Issuer or any Guarantor is required to withhold or deduct any amount for or on account of taxes imposed by a taxing authority within a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes or a relevant Guarantee, the Issuer or such Guarantor (as the case may be) will, except as set forth below, pay additional amounts ("Additional Amounts") so that the amount received by each holder, including Additional Amounts, after the withholding or deduction will not be less than the amount the Holder would have received if those taxes had not been withheld or deducted.

        Notwithstanding the preceding sentence, neither the Issuer nor any Guarantor is required to pay Additional Amounts to a Holder (an "Excluded Holder") with respect to any tax which would not have been imposed, payable or due:

  (1)
  but for the fact that the Holder (or where the Holder is an estate, nominee, trust, partnership or corporation, any fiduciary, settlor, beneficiary, member or shareholder) is a domiciliary, national or resident of, or engaging in business, maintaining a permanent establishment or is physically present in a Relevant Taxing Jurisdiction other than the holding of the Notes;

  (2)
  but for the failure to comply with a request by the Issuer or any Guarantor to satisfy any certification, identification or other reporting requirements, whether imposed by statute, treaty, regulation or administrative practices, concerning nationality, residence or connection with a Relevant Taxing Jurisdiction, but only if that request is provided to the Holder reasonably in advance of the date the certification, identification or other reporting requirements are required to be satisfied; or

  (3)
  if, where presentation is required, the presentation for payment had occurred within 30 days after the date that payment was due and payable or was provided for, whichever is later.

        If the Issuer or any Guarantor will be obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes or the relevant Guarantee (as applicable), the Issuer or such Guarantor will deliver to the Trustee, at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Issuer or such Guarantor, as applicable, shall notify the Trustee promptly thereafter), an Officers' Certificate stating the fact that Additional Amounts will be payable and the amount so payable. The Officers' Certificate must also set forth any other information necessary to enable the Trustee to pay Additional Amounts to Holders on the relevant payment date.

        The Issuer or such Guarantor will make all required withholdings and deductions and will remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Issuer or such Guarantor will use its reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any taxes so deducted or withheld from each taxing authority. The Issuer or such Guarantor will furnish to the Holders, within 60 days after the date the payment of any taxes so deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing payment by the Issuer or Guarantor (as the case may be) or if, notwithstanding the Issuer's or such

Guarantor's efforts to obtain receipts, receipts are not obtained, other evidence of payments by the Issuer or such Guarantor.

        Notwithstanding anything herein to the contrary, the Issuer and the Guarantors will pay any present or future stamp, court or documentary taxes, or any other excise or property taxes, charges or similar levies which arise in the United States, in any jurisdiction in which the Issuer or any Guarantor is incorporated or otherwise considered to be a resident for tax purposes or in any jurisdiction in which any paying agent is located from the execution, delivery and registration or enforcement of the Indenture or the Notes, or any other document or instrument referred to therein, or the receipt of any payments with respect to the Notes.

        Whenever in the Indenture or in this "Description of the Notes" we refer to, in any context, the payment of principal, interest or premium, or any other amount under or with respect to any Note or Guarantee, that reference shall be deemed to include the payment of Additional Amounts to the extent that Additional Amounts are, were or would be payable in respect thereof.

Redemption

Optional Redemption

        At any time and from time to time prior to February 15, 2005, the Issuer may, on one or more occasions, redeem up to 35% of the aggregate principal amount of Notes at a redemption price of 110 1/4% of the principal amount thereof plus accrued and unpaid interest, if any, and any other amounts due, if any, to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided that:

  (1)
  at least 65% of the principal amount of Notes issued remains outstanding immediately after the occurrence of such redemption (excluding, for purposes of determining whether a Note is outstanding, Notes owned by the Parent and its Affiliates); and

  (2)
  the redemption must occur within 90 days of the date of the closing of such Public Equity Offering.

        Except pursuant to the preceding paragraph and as set forth under "Redemption for Taxation Reasons", the Notes will not be redeemable at the Issuer's option prior to February 15, 2007.

        On or after February 15, 2007 the Issuer may redeem all or a part of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, and any other amounts due, if any, thereon, to the applicable redemption date, if redeemed during the 12-month period beginning on February 15 of the years indicated below:

Year	Percentage
2007	105.125%
2008	103.417%
2009	101.708%
2010 and thereafter	100.000%

Redemption for Taxation Reasons

        The Issuer, at its option, may (i) redeem the Notes, at any time in whole, but not in part, upon notice as described below, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest thereon, if any, and any other amounts due thereon, if any, to the date fixed for redemption, if the Issuer or a Guarantor shall determine that, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of any Relevant Taxing

Jurisdiction (including any treaty to which any Relevant Taxing Jurisdiction is a party) or any political subdivision or taxing authority thereof or therein affecting taxation, or any change in the existing official position or the introduction of an official position regarding the application, administration or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction) which change, amendment, application or interpretation becomes effective on or after the Issue Date, on the occasion of the next payment of principal or interest in respect of the Notes, the Issuer or, following a default by the Issuer, any Guarantor in respect of any payment on the Notes to be paid by such Guarantor, would be obliged to pay Additional Amounts or further Additional Amounts (as the case may be) and such obligation cannot be avoided by the Issuer or such Guarantor (as the case may be) taking reasonable measures available to it including, without limitation, (i) designating another wholly-owned subsidiary of the Parent to assume the obligations and liabilities of the Issuer under the Indenture and the Notes, or (ii) causing the Parent directly to assume all of the obligations of the Issuer under the Indenture and the Notes. Prior to the giving of any notice of the redemption of the Notes pursuant to the foregoing, the Issuer or such Guarantor shall deliver to the Trustee a certificate of the Issuer or such Guarantor setting forth a statement of facts showing that the conditions precedent to the right so to redeem have occurred. The Issuer may only take the actions described in (i) or (ii) of the first sentence of this paragraph if (a) such corporation is a guarantor under the Credit Facility (for so long as it remains outstanding), (b) such corporation's Indebtedness evidenced by the Notes is subordinated to the same extent as the Guarantees as set forth under "Subordination of Guarantees" and (c) the Issuer and Bluewater deliver to the Trustee an opinion of independent legal counsel of recognized standing as to tax matters of the Cayman Islands or any Successor Jurisdiction, as the case may be, stating that (x) such assumption complies with the terms of the Indenture; (y) the Guarantees remain in full force and effect and (z) Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such assumption and will be subject to U.S. federal income tax in the same amounts and in the same manner and at the same times as would have been the case if such assumption had not occurred.

        In the event that the obligations of the Issuer under the Notes are assumed pursuant to the terms and conditions of the Indenture by any corporation (a "Successor Person") organized under the laws of a jurisdiction other than the Cayman Islands (a "Successor Jurisdiction"), such Successor Person shall be entitled to redeem the Notes subject to the terms of the preceding paragraph, treating the Successor Jurisdiction as a Relevant Taxing Jurisdiction and substituting the date of such assumption for the Issue Date.

        Notwithstanding the foregoing, no such notice of redemption shall be given earlier than 60 days prior to the earliest date on which the Issuer or a Guarantor, as the case may be, would be obligated to pay such Additional Amounts if a payment in respect of the Notes was then due and any such notice, once given, will be irrevocable. Prior to the giving of any notice of redemption described in this paragraph, the Issuer and Bluewater shall deliver to the Trustee a written opinion of independent legal counsel to the Issuer or such other Guarantor to the effect that circumstances referred to above exist.

Selection and Notice

        In the event that less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate; provided that no Note of U.S.$1,000 principal amount or less shall be redeemed in part; and provided, further, that any redemption following a Public Equity Offering will be made on a pro rata or on as nearly a pro rata basis as practicable (subject to the procedures of the Depositary Trust Company).

        Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 calendar days before the redemption date to each Holder of Notes to be redeemed at its registered address. The Issuer will cause a copy of such notice to be published in a daily newspaper with general circulation in New York City (which is expected to be the Wall Street Journal), London (which is expected to be the Financial Times) and, for so long as the Notes are listed on the Luxembourg Stock Exchange, Luxembourg (which is expected to be the Luxemburger Wort). If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Issuer has deposited with the Paying Agent for the Notes funds in satisfaction of the redemption price pursuant to the Indenture. Notes called for redemption become due on the date fixed for redemption.

        In connection with any redemption, the Issuer will notify the Luxembourg Stock Exchange of any change in the principal amount of Notes outstanding.

Repurchase at the Option of Holders

Change of Control

        If a Change of Control occurs, each Holder will have the right to require the Issuer to repurchase all or any part (equal to U.S.$1,000 or an integral multiple thereof) of that Holder's Notes pursuant to a Change of Control offer (a "Change of Control Offer") on the terms set forth in the Indenture. In the Change of Control Offer, the Issuer will offer a payment (a "Change of Control Payment") in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, thereon, to the date of repurchase.

        Within 30 days following any Change of Control, the Issuer and Bluewater will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the payment date specified in such notice (the "Change of Control Payment Date"), which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. Holders electing to have any Note purchased pursuant to the Change of Control Offer will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Principal Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Change of Control Payment Date. Holders will be entitled to withdraw their election if the Principal Paying Agent receives, not later than the close of business on the Business Day preceding the Change of Control Payment Date, a telegraph, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note delivered for purchase and a statement that such Holder is withdrawing his election to have the Notes purchased. In the case of Definitive Registered Notes to be purchased only in part, the Issuer will issue new Definitive Registered Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to U.S.$1,000 in principal amount or an integral multiple thereof. The Issuer will publish notices relating to the Change of Control Offer in a leading newspaper having a general circulation in New York City (which is expected to be the Wall Street Journal), London (which is expected to be the Financial Times) and, for so long as any Notes are listed on the Luxembourg Stock Exchange, Luxembourg (which is expected to the Luxemburger Wort).

        Prior to complying with the provisions of the foregoing paragraph, but in any event within 30 days following a Change of Control, the Issuer or Bluewater will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under all agreements governing outstanding

Senior Indebtedness to permit Bluewater to make payments on the Intercompany Loan to fund the Issuer's repurchase of Notes required by this covenant and/or to make payments on Bluewater's Guarantee in respect thereof.

        On the Change of Control Payment Date, the Issuer will, to the extent lawful:

  (1)
  accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

  (2)
  deposit with the Principal Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

  (3)
  deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Issuer.

        The Principal Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of U.S.$1,000 or an integral multiple thereof. To the extent payments are made to the Holders by the Parent or any other Guarantor in respect of any Change of Control Offer, the amount of the Intercompany Loan shall be correspondingly reduced and deemed repaid by Bluewater to the Issuer to the extent of such reduction.

        The Issuer and the Guarantors will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

        The Issuer and Bluewater will publicly announce the results of the Change of Control Offer on, or as soon as practicable after, the Change of Control Payment Date.

        The provisions described above will be applicable regardless of whether any other provisions of the Indenture are applicable. However, the Issuer will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

        Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders to require that the Issuer or Bluewater repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of the Parent and its Subsidiaries taken as a whole. There is no precise established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a Holder to require the Issuer to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Parent and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

        The Parent will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

  (1)
  the Parent (or such Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

  (2)
  such fair market value is determined by the Parent's or such Restricted Subsidiary's Board of Directors, as the case may be, and evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee; and

  (3)
  at least 75% of the consideration therefor received by the Parent or such Restricted Subsidiary is in the form of cash or Cash Equivalents, Replacement Assets or any combination thereof.

    For purposes of this provision, each of the following shall be deemed to be cash:

    (a)
    any liabilities (as shown on the Parent's or such Restricted Subsidiary's most recent balance sheet) of the Parent or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to any Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Parent or such Restricted Subsidiary from further liability; and

    (b)
    any securities, notes or other obligations received by the Parent or any such Restricted Subsidiary from such transferee that are contemporaneously (subject to ordinary settlement periods) converted by the Parent or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received in that conversion).

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Parent or such Restricted Subsidiary will apply such Net Proceeds, at its option:

  (1)
  to repay Senior Indebtedness of the Parent or any Restricted Subsidiary and, if the Indebtedness that is repaid is revolving Indebtedness, to correspondingly reduce commitments with respect thereto;

  (2)
  to make a Capital Expenditure; or

  (3)
  to acquire other long-term assets that are used or useful in a Permitted Business or an acquisition of Equity Interests in a Person that, upon consummation of such acquisition, becomes a Restricted Subsidiary, or acquisition of outstanding Equity Interests of a Restricted Subsidiary from a Person other than such Restricted Subsidiary, the Parent or an Affiliate of the Parent.

        If Parent or any Restricted Subsidiary shall receive any proceeds from insurance due to the loss of, or damage to, any FPSO (by destruction or otherwise), such proceeds shall be applied as though they were Net Proceeds received pursuant to an Asset Sale. Pending the final application of any such Net Proceeds, the Parent or its Restricted Subsidiaries may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute "Excess Proceeds". When the aggregate amount of Excess Proceeds exceeds U.S.$10.0 million, the Issuer and Bluewater will make an offer (an "Asset Sale Offer") to all Holders and all holders of other Indebtedness that ranks equal with, or is guaranteed on an equal basis with, any Guarantee containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of

Notes and such other such Indebtedness that may be purchased out of the Excess Proceeds, pro rata, not more than 60 calendar days thereafter (the "Excess Proceeds Payment Date"). The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Parent and its Restricted Subsidiaries may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and such other Indebtedness ranking equal with the Notes tendered in such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such other Indebtedness ranking equal with the Notes to be purchased on a pro rata basis based on the principal amount of Notes and such other Indebtedness ranking equal with the Notes tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. To the extent payments are made to the Holders by Bluewater in respect of any Asset Sale Offer, the amount of the Intercompany Loan shall be correspondingly reduced in accordance with its terms.

        Notice of an Asset Sale Offer will be mailed to the Holders as shown on the register of Holders not less than 30 calendar days nor more than 60 calendar days before the Excess Proceeds Payment Date, with a copy to the Trustee, and will comply with the procedures set forth in the Indenture. The Issuer will cause a copy of such notice to be published in a leading newspaper having a general circulation in New York City (which is expected to be the Wall Street Journal), London (which is expected to be the Financial Times) and, for so long as any Notes are listed on the Luxembourg Stock Exchange, Luxembourg (which is expected to be the Luxemburger Wort). Upon receiving notice of the Asset Sale Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of U.S.$1,000 principal amount in exchange for cash. An Asset Sale Offer shall remain open for a period of 20 Business Days or such longer period as may be required by law.

        In the event of the transfer of substantially all (but not all) of the property and assets of the Parent and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "—Certain Covenants—Limitation on Mergers and Certain Other Transactions" below, the Surviving Entity (as defined) shall be deemed to have sold the properties and assets of the Parent and its Restricted Subsidiaries not so transferred for purposes of the second paragraph of this covenant, and will comply with the Asset Sale provisions of the Indenture with respect to such deemed sale as if it were an Asset Sale.

        The Issuer and the Guarantors will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with any such offer. To the extent that the provisions of any United States federal or state securities laws and regulations conflict with the "Asset Sale" provisions of the Indenture, the Issuer and the Guarantors shall comply with the applicable United States federal or state securities law and regulations and shall not be deemed to have breached their obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

        Other than as described under "Repurchase at the Option of Holders", the Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes. Certain agreements governing Indebtedness of the Parent and its subsidiaries contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale. In addition, the exercise by the Holders of their right to require the Issuer to repurchase the Notes upon a Change of Control or an Asset Sale could cause a default under these other agreements. We cannot assure you that Bluewater will have available to it sufficient cash to make payments to the Issuer to fund its repurchase of Notes upon a Change of Control. See Risk Factors—Risks Related to the Notes—Bluewater Finance Limited may not be able to repurchase your notes".

Certain Covenants

Incurrence of Indebtedness and Issuance of Preferred Stock

        The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and will not permit any of its Restricted Subsidiaries to issue any Preferred Stock; provided that the Issuer (solely with respect to Additional Notes) and any Guarantor may incur Indebtedness (including Acquired Debt), and any Guarantor may issue Preferred Stock, if the Fixed Charge Coverage Ratio of the Parent would be at least 2.5 to 1.0, if such Indebtedness or Preferred Stock is incurred or issued on or prior to the first anniversary of the Issue Date, 2.25 to 1.0, if such Indebtedness or Preferred Stock is incurred or issued after the first anniversary of the Issue Date but on or prior to the second anniversary of the Issue Date, and 2.0 to 1.0 if such Indebtedness or Preferred Stock is incurred or issued thereafter.

        The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Indebtedness"):

  (1)
  the incurrence by any Guarantor of Indebtedness under the Credit Facility; provided that the aggregate principal amount of all Indebtedness outstanding pursuant to this clause (1) (without duplication) does not exceed an amount equal to (a) U.S.$301.0 million, less the aggregate amount of any optional or mandatory repayments or prepayments of the principal amount thereof made after the Issue Date, in each case, unless such amount has been refinanced on the date of such repayment or prepayment, plus (b) U.S.$50.0 million with respect to loans thereunder that are made for working capital purposes;

  (2)
  Existing Indebtedness;

  (3)
  Indebtedness of the Issuer represented by the Registered Notes (excluding the Registered Notes and any Additional Notes) and Indebtedness represented by any Guarantee thereof;

  (4)
  the incurrence by the Parent and any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, replace or defease Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3) or (4) of this paragraph;

  (5)
  the incurrence by the Parent or any of its Restricted Subsidiaries of intercompany Indebtedness or the issuance of Preferred Stock by any Restricted Subsidiary to and held by the Parent or any of its Restricted Subsidiaries; provided that (a) if such Indebtedness is held by a Person that is not a Guarantor, such Indebtedness of the Parent or any such Restricted Subsidiary shall be subordinated and junior in right of payment to the Notes and shall not be secured by any Lien and (b) any subsequent sale or transfer of Indebtedness or Preferred Stock that results in any such Indebtedness or Preferred Stock being held by a Person other than the Parent or a Restricted Subsidiary shall be deemed, in each case, to constitute the incurrence of Indebtedness or the issuance of such Preferred Stock by the Parent or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (5);

  (6)
  the incurrence by the Parent or any of its Restricted Subsidiaries of (a) Financial Hedging Obligations that are incurred for the purpose of (1) fixing or hedging interest rate risk with respect to floating rate Indebtedness or (2) fixing or hedging currency fluctuations in respect of Indebtedness, in each case, that is permitted to be incurred under the Indenture or (b) Commodity Hedging Obligations incurred in connection with the conduct of a Permitted Business and not for speculative purposes;

  (7)
  guarantees by the Parent or any of its Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred under the Indenture;

  (8)
  Indebtedness in respect of bid, performance or surety bonds issued for the account of the Parent or any Restricted Subsidiary thereof in the ordinary course of business, including guarantees or obligations of the Parent or any Restricted Subsidiary thereof with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed); and

  (9)
  the incurrence by the Parent or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount at any time outstanding not to exceed U.S.$25.0 million.

        The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided that, in each such case, the amount thereof is included in Fixed Charges of the Parent as accrued.

        For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (9) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer and Bluewater will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under the Credit Facility outstanding on the date on which Notes are first issued shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Indebtedness.

        The Parent will not, and will not permit any Restricted Subsidiary to, use the proceeds of any Indebtedness incurred solely as a result of giving pro forma effect to an Asset Acquisition under clause (iii)(b) of the definition of "Asset Acquisition" in connection with the calculation of the Fixed Charge Coverage Ratio, other than solely in connection with a deployment or redeployment of an FPSO.

Restricted Payments

        The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

  (1)
  declare or pay any dividend or make any other payment or distribution (a) on account of the Parent's or any of its Restricted Subsidiaries' Equity Interests or (b) to the direct or indirect holders of the Parent's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such, in each case, other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Parent or to the Parent or a Restricted Subsidiary of the Parent;

  (2)
  purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Parent or any direct or indirect parent of the Parent (other than any such Equity Interests owned by the Parent or a Restricted Subsidiary of the Parent);

  (3)
  make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated in right of payment to the Notes or any Guarantee except for scheduled payments of interest or payments of the principal thereof at Stated Maturity; or

  (4)
  make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (3) above being collectively referred to as "Restricted Payments"),

    unless, at the time of and after giving effect to such Restricted Payment:

    (i)
    no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

    (ii)
    the Parent would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least U.S.$1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant "—Incurrence of Indebtedness and Issuance of Preferred Stock"; and

    (iii)
    such Restricted Payment, together with (without duplication) the aggregate amount of all other Restricted Payments declared or made by the Parent and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (2) and (3) of the next succeeding paragraph), shall not exceed the sum (without duplication) of:

    (a)
    50% of the Consolidated Net Income of the Parent for the period (taken as one accounting period) from the beginning of the first fiscal quarter following the Issue Date to the end of the Parent's most recently ended financial quarter for which financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

    (b)
    100% of the aggregate net cash proceeds received by the Parent from the issue or sale (other than to a Subsidiary) of or from capital contributions with respect to Equity Interests of the Parent (other than Disqualified Stock and other than Capital Stock of the Parent owned by employees to the extent the purchase of such Capital Stock is financed with the proceeds of loans or advances from the Parent or a Restricted Subsidiary of the Parent), in each case after the Issue Date; plus

    (c)
    100% of the aggregate principal amount (or accreted value, if less) of Indebtedness of the Parent or any Restricted Subsidiary issued for cash since the Issue Date (other than to a Subsidiary) that has been converted or exchanged into Equity Interests (other than Disqualified Stock) of the Parent; plus

    (d)
    100% of the aggregate net cash received by the Parent or a Restricted Subsidiary since the Issue Date (to the extent not included in Consolidated Net Income) from (i) a Restricted Investment, whether through interest payments, principal payments, dividends or other distributions and payments or the sale or other disposition (other than to a Subsidiary) thereof made by the Parent and its Restricted Subsidiary or (ii) a cash dividend from, or the sale (other than to a Subsidiary) of the stock of, an Unrestricted Subsidiary or the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary (not to exceed the lesser of (A) the return of capital with respect to each such Restricted Investment and (B) the initial amount of each such Restricted Investment, less the cost of disposition of such Restricted Investment and net of taxes associated with any such disposition).

        So long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

  (1)
  the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

  (2)
  the redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Indebtedness of the Parent or any other Guarantor, or of any Equity Interests of the Parent in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Parent) of, Equity Interests of the Parent (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (iii)(b) of the preceding paragraph;

  (3)
  the defeasance, redemption, repurchase or other acquisition of Subordinated Indebtedness of the Parent or any other Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

  (4)
  the payment of any dividend by a Restricted Subsidiary of the Parent to the holders of its ordinary Equity Interests on a pro rata basis; and

  (5)
  the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Parent held by any director or officer of the Parent or any of its Restricted Subsidiaries pursuant to any management equity subscription agreement or stock option agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed U.S.$1.0 million in any 12-month period and shall not exceed U.S.$5.0 million in the aggregate.

        The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Parent or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the Board of Directors of Bluewater in respect of amounts up to U.S.$10.0 million. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of international standing if the fair market value exceeds U.S.$10.0 million. Not later than 30 days after the date of making any Restricted Payment, the Issuer and Bluewater shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Restricted Payments" covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

Limitation on Liens

        The Indenture provides that the Parent will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than a Permitted Lien) of any kind upon any of its property or assets now owned or hereinafter acquired by it, which secures Indebtedness or Attributable Debt of the Parent or any Restricted Subsidiary of the Parent, unless the Notes are equally and ratably secured by such Lien; provided that if the Indebtedness secured by such Lien is subordinate or junior in right of payment to the Notes or a Guarantee then the Lien securing such Indebtedness shall be subordinate or junior in priority to the Lien securing the Notes or such Guarantee at least to the same extent as such Indebtedness is subordinate or junior to the Notes or such Guarantee.

Limitation on Senior Subordinated Indebtedness

        The Parent will not, and the Parent will not permit any other Guarantor to, incur or suffer to exist any Indebtedness that is senior in right of payment to the Parent's or such other Guarantor's Guarantee, as the case may be, and subordinated in right of payment to any other Indebtedness of the Parent or such other Guarantor, as the case may be.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

  (a)
  pay dividends or make any other distributions on its Equity Interests to the Parent or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits;

  (b)
  pay any Indebtedness owed to the Parent or any of its Restricted Subsidiaries;

  (c)
  make loans or advances to the Parent or any of its Restricted Subsidiaries; or

  (d)
  transfer any of its properties or assets to the Parent or any of its Restricted Subsidiaries.

          However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

    (1)
    any Existing Indebtedness as in effect on the Issue Date;

    (2)
    the Indenture, the Notes (including any Additional Notes) and any Guarantees;

    (3)
    the Credit Facility or any other senior secured credit facility; provided that such encumbrance or restriction is not materially more disadvantageous to the Holders than those contained in the Credit Facility as in effect on the Issue Date;

    (4)
    any instrument governing Indebtedness or Preferred Stock of a Person acquired by the Parent or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Preferred Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

    (5)
    applicable law;

    (6)
    customary non-assignment provisions in leases and other contracts for goods or services entered into in the ordinary course of business;

    (7)
    any agreement for the sale or other disposition of a Restricted Subsidiary or any assets of the Parent or a Restricted Subsidiary that restricts distributions of that Restricted Subsidiary or such assets pending such sale or other disposition;

    (8)
    customary limitations on the distribution of assets or property in joint venture agreements entered into in the ordinary course of business and in good faith; provided that such encumbrance or restriction is applicable only to such Restricted Subsidiary; and provided, further, that:

    (A)
    such encumbrance or restriction is not materially more disadvantageous to the Holders than is customary in comparable agreements (as determined by the Parent's Board of Directors in good faith); and

    (B)
    such encumbrance or restriction will not affect the Issuer's ability to make any anticipated principal or interest payments on the Notes (as determined by the Parent's Board of Directors in good faith);

    (9)
    solely with respect to clause (d) above, Permitted Liens securing Indebtedness that limit the right of a debtor to dispose of the assets subject to such Lien, including any restriction on transfer of the assets subject to a Liens securing Capital Lease Obligations and other Permitted Liens imposing such restrictions solely on the assets securing such Permitted Liens;

    (10)
    restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

    (11)
    any encumbrance or restrictions of the type referred to in clauses (1), (2), (3) and (4) of this covenant imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of contracts, instruments or obligations; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings taken as a whole are, in the good faith judgment of the Issuer and Bluewater, no more restrictive with respect to such encumbrances and restrictions than those contained in the encumbrances and restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Limitation on Mergers and Certain Other Transactions

        The Parent may not, directly or indirectly:

  (1)
  merge, consolidate, amalgamate or otherwise combine with or into another Person (whether or not the Parent is the surviving corporation); or

  (2)
  sell, assign, transfer, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary to sell, assign, transfer, convey or otherwise dispose of) all or substantially all of the properties or assets of the Parent and its Restricted Subsidiaries, taken as a whole, in one or more related transactions, to another Person, unless:

    (A)
    either:

    (I)
    the Parent is the surviving corporation; or

    (II)
    the Person formed by or surviving any such merger, consolidation, amalgamation or other combination (if other than the Parent) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made (the "Surviving Entity") is a corporation organized or existing under the laws of (v) the Netherlands Antilles, (w) Malta, (x) any member of the European Union (y) Switzerland or (z) any State or Province of the United States or Canada;

    (B)
    immediately after such transaction, the Surviving Entity (if other than the Parent) assumes all the obligations of the Parent under the Indenture and the Parent's Guarantee of the Notes pursuant to agreements reasonably satisfactory to the Trustee;

    (C)
    immediately after such transaction, no Default or Event of Default exists;

    (D)
    immediately after such transaction, after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the relevant four-quarter period, the Parent or the Surviving Entity (as the case may be) would be permitted to incur at least U.S.$1.00 of additional Indebtedness under the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant "—Incurrence of Indebtedness and Issuance of Preferred Stock";

    (E)
    immediately after giving effect to such transaction, the Issuer is able to make payments on the Notes without being obligated to deduct or withhold any taxes or other duties of whatever nature levied by the country or countries in which the Issuer has its domicile or tax residence that would result in the Issuer being permitted to redeem the Notes pursuant to "—Redemption—Redemption for Taxation Reasons"; and

    (F)
    the Parent or such Surviving Entity shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating that such consolidation, merger, sale, assignment, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction or series of transactions, such supplemental indenture, complies with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to the transaction or series of transactions have been satisfied.

        The foregoing restriction shall not apply to any sale, assignment, transfer, conveyance or other disposition of assets or any transfer of title thereto solely pursuant to any Structured Lease or any lease of assets solely pursuant to any FPSO Operating Agreement. In addition, the Parent may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person; provided that the foregoing restriction shall not apply to any sale, assignment, transfer, conveyance or other disposition of assets or any transfer of title thereto solely pursuant to any Structured Lease or any lease of assets solely pursuant to any FPSO Operating Agreement.

        The Indenture contains similar limitations (excluding (D) above) on mergers involving the other Guarantors.

        Clause (D) of this "Limitation on Mergers and Certain Other Transactions" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Parent and any of its Wholly-Owned Restricted Subsidiaries.

Transactions with Affiliates

        The Parent will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

  (1)
  such Affiliate Transaction is on terms that are no less favorable to the Parent or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Parent or such Restricted Subsidiary with an unrelated Person; and

  (2)
  Bluewater delivers to the Trustee:

  (a)
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of U.S.$5.0 million, resolutions of the Boards of Directors of Bluewater and the Issuer set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors (or by a disinterested director if any such Board of Directors consists of two members); and

  (b)
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of U.S.$10.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of international standing.

        The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

  (1)
  any employment agreement entered into by the Parent or any of its Restricted Subsidiaries in the ordinary course of business of the Parent or such Restricted Subsidiary or in existence on the Issue Date and agreements relating to employment matters between the Parent or any Restricted Subsidiary;

  (2)
  transactions between or among all or any of the Parent and Restricted Subsidiaries;

  (3)
  payment of reasonable directors' fees to Persons who are not otherwise Affiliates of the Parent;

  (4)
  sales of Equity Interests (other than Disqualified Stock) of the Parent to Affiliates of the Parent; and

  (5)
  Permitted Investments and Restricted Payments that are permitted by the covenant described above under the caption "—Restricted Payments".

Sale and Leaseback Transactions

        The Parent will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction; provided that any Guarantor may enter into a Sale and Leaseback Transaction if (A) such Sale and Leaseback Transaction is pursuant to a Structured Lease or (B):

  (1)
  such Guarantor could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption "—Limitation on Liens"; and

  (2)
  the transfer of assets in that Sale and Leaseback Transaction is permitted by, and such Guarantor applies the proceeds of such transaction in compliance with, the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales".

Limitation on Issuance and Sales of Equity Interests in Restricted Subsidiaries

        If the Parent or any Restricted Subsidiary sells, issues or otherwise transfers any Equity Interest in any Restricted Subsidiary (other than to the Parent or a Restricted Subsidiary), then:

  (1)
  the cash Net Proceeds from such sale, issuance or other transfer shall be applied in accordance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales"; provided that any sale, issuance or other transfer of Equity Interests constituting a Permitted Investment permitted by clause (11) of the definition of "Permitted Investments" shall be excepted from the requirements of this clause (1).

  (2)
  if, as a result of such sale, issuance or transfer, such Restricted Subsidiary would cease to be a Restricted Subsidiary, the remaining Equity Interest owned by the Parent or a Restricted Subsidiary shall be considered, as of the date of the consummation of such sale or transfer, to be an Investment that must satisfy the requirements for a permitted Restricted Payment or a Permitted Investment under the Indenture.

        Notwithstanding the above, in no case shall the Parent and Bluewater cease to own, directly or indirectly, 100% of the Equity Interests of the Issuer, other than Equity Interests of a de minimis amount required by applicable law to be held by local residents.

Additional Subsidiary Guarantees

        If any Restricted Subsidiary that is not a Guarantor shall guarantee or otherwise provide credit support for the obligations under a Credit Facility, then such Restricted Subsidiary shall concurrently with such guarantee or provision of credit support under such Credit Facility, as the case may be, (i) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Issuer's obligations under the Notes and the Indenture on the terms set forth in the Indenture and (ii) deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary. Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture.

Business Activities

        The Parent will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business.

Limitation on Activities of Issuer and Brightfield

        Notwithstanding anything contained in the Indenture to the contrary, the Issuer will not engage in any business activity or undertake any other activity, except any activity (a) relating to the offering, sale or issuance of the Notes, the incurrence of Indebtedness represented by the Notes, lending or otherwise advancing the proceeds thereof to Bluewater and any other activities in connection therewith, (b) undertaken with the purpose of fulfilling any obligations under the Notes, the indenture or any registration rights agreement or (c) directly related to the establishment and/or maintenance of the Issuer's corporate existence.

        The Issuer shall not (a) incur any Indebtedness other than the Indebtedness represented by the Registered Notes, the Unregistered Notes, the New Notes and, subject to compliance with the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock", Additional Notes, (b) issue any Capital Stock other than the issuance of its ordinary shares to Bluewater or otherwise in a de minimis amount to local residents to the extent required by applicable law or (c) acquire or receive any property or assets (including, without limitation, any Equity Interests or Indebtedness of any Person), other than the Intercompany Loan or payments in respect thereof.

        The Issuer shall not create, incur, assume or suffer to exist any Lien of any kind (other than Issuer Permitted Liens) against or upon any of its property or assets, or any proceeds therefrom.

        The Issuer shall at all times remain a Wholly-Owned Restricted Subsidiary of Bluewater.

        The Issuer shall not merge, consolidate, amalgamate or otherwise combine with or into another Person except Bluewater, or sell, convey, transfer, lease or otherwise dispose of any material property or assets to any Person except Bluewater, provided that, in the event it so combines with Bluewater or so disposes of property or assets to Bluewater, then immediately after such transaction Bluewater shall (a) assume all of the obligations of the Issuer under the Indenture and the Notes pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee and (b) deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each of which complies with applicable provisions of the Indenture.

        Whenever the Issuer receives a payment or prepayment under the Intercompany Loan, it shall use the funds received solely to satisfy its obligations (to the extent of the amount owing in respect of such obligations) under the Notes and the Indenture.

        For so long as any Notes are outstanding, none of the Issuer, the Parent or any other Guarantor will commence or take any action to cause a winding-up or liquidation of the Issuer.

        Except as provided in the Indenture, the Issuer shall not, and Bluewater shall procure that the Issuer does not, assign or novate its rights under the Intercompany Loan.

        Notwithstanding anything to the contrary contained in the Indenture, the Parent will not permit Brightfield to engage in any activity other than dissolving and liquidating its assets.

Amendments to or Prepayments of the Intercompany Loan

        Without the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding, the Issuer and the Parent will not, and will not permit any Restricted Subsidiary to, (i) prepay or otherwise reduce or permit the prepayment or reduction of the Intercompany Loan; or (ii) amend, modify or alter the Intercompany Loan in any manner adverse to the Holders of the Notes; provided, that, without the consent of each Holder affected thereby, the Issuer and the Parent will not, and will not permit any Restricted Subsidiary to, amend, modify or alter the Intercompany Loan to:

  (1)
  other than as permitted by a majority of the Holders pursuant to (i) above, change the Stated Maturity of the principal of, or any installment of interest on such loan;

  (2)
  reduce the rate of interest on such loan;

  (3)
  change the currency for payment of principal or interest on such loan;

  (4)
  reduce the above-stated percentage of Notes the consent of whose Holders is necessary to modify or amend such loans;

  (5)
  waive a default in the payment of any amount under such loan; or

  (6)
  sell or transfer such loan other than pursuant to its terms.

        Notwithstanding the foregoing, the Intercompany Loan may be amended solely to provide for the issuance of Additional Notes, and may be prepaid or reduced to facilitate or otherwise accommodate or reflect a redemption or repurchase of outstanding Notes in accordance with the terms of the Indenture.

Reports

        Whether or not required by the rules and regulations of the SEC, the Indenture will provide that the Issuer and the Parent shall furnish to the Trustee and the Holders of the Notes:

  (1)
  within 120 days following the end of each fiscal year of the Issuer and the Parent, all annual financial information that would be required to be contained in a filing with the SEC on Form 20-F (or any successor form) if the Issuer and the Parent were required to file such Form, prepared in accordance with GAAP consistently applied, including an Operating and Financial Review and Prospects and, with respect to the annual financial information, a report thereon by the Issuer's and the Parent's certified independent accountants; provided that with respect to fiscal year end 2001 the Issuer and the Parent shall provide such financial information only in the event such financial information is not provided in an exchange offer registration statement relating to the Notes filed publicly within 90 days after the Issue Date;

  (2)
  within 60 days following the end of the first three fiscal quarters in each fiscal year of the Issuer and the Parent, reports on Form 6-K (or any successor form) with unaudited consolidated financial statements for the Issuer and the Parent for the quarterly period then ended prepared in accordance with GAAP consistently applied, together with footnote disclosure and a "Management's Discussion and Analysis of Financial Condition and Results

    of Operations" substantially, as would be required to be contained in a filing with the SEC on Form 10-Q (or any successor form) for such period if the Issuer and the Parent were required to file such Form; provided that with respect to the first fiscal quarter ending after the Issue Date, such quarterly financial information shall be provided within 90 days after the end of such fiscal quarter; and

  (3)
  reports on Form 6-K (or any successor form) that would be required to be filed with the SEC in current reports on Form 8-K if the Issuer and the Parent were required to file such reports, such reports to be furnished within the time filing would have been required by Form 8-K and the general instructions thereto.

        In addition, whether or not required by the rules and regulations of the SEC, the Issuer and the Parent will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing).

        In addition, the Issuer and the Parent shall furnish to the Holders of the Notes and to prospective investors designated by such Holder, upon the request of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Act by Persons that are not "affiliates" under the Securities Act.

        For so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, reports filed with the SEC or required to be provided to the holders of Notes pursuant to the Indenture may be obtained at the office of the Luxembourg paying agent.

Events of Default and Remedies

        The Indenture provides that each of the following constitutes an Event of Default with respect to the Notes:

  (1)
  failure to pay when due interest on, or Additional Amounts (if any) with respect to, the Notes and the continuance of such failure for 30 days;

  (2)
  failure to pay when due (at its Stated Maturity, upon redemption, upon required repurchase, upon declaration or otherwise) the principal of or premium, if any, on the Notes;

  (3)
  failure by the Issuer or any Guarantor to comply with the provisions described under the captions "—Repurchase at the Option of Holders—Change of Control" or "—Certain Covenants—Limitation on Mergers and Certain Other Transactions";

  (4)
  default in the performance or breach of any covenant in the Indenture (other than defaults specified in clauses (1), (2) or (3) above) and continuance of such Default for a period of 30 days after receipt of written notice specifying such a failure, stating that such notice is a "Notice of Default" under the Indenture and demanding that the Issuer remedy the same, shall have been given to the Issuer or Bluewater by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding;

  (5)
  the failure by the Issuer, the Parent or any Significant Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or acceleration by the holders thereof because of a default if the total amount of such Indebtedness, together with any other Indebtedness where the Issuer, the Parent or a Significant Subsidiary has failed to make payment within any applicable grace period after final maturity or acceleration by the holders thereof because of a default, unpaid or accelerated at that time exceeds U.S.$15.0 million; provided that if any such default is cured or waived and any such acceleration rescinded, or such Indebtedness is repaid in full, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any law, judgment or decree;

  (6)
  any judgments, orders or decrees for the payment of money in excess of U.S.$15.0 million, either individually or in the aggregate, are entered against the Issuer, the Parent or any Significant Subsidiary or any of their respective properties (which are not covered by insurance by a reputable insurer as to which a claim has been submitted and coverage not rejected by such insurer) and are not paid, discharged, waived or stayed, and there shall have been a period of 60 days during which such judgments, orders or decrees are not paid, discharged, waived or a stay of such judgments, orders or decrees by reason of appeal or otherwise shall not be in effect;

  (7)
  certain events of bankruptcy, moratorium of payments, insolvency or reorganization affecting the Issuer, the Parent or any of its Significant Subsidiaries;

  (8)
  except as otherwise permitted by the Indenture, a Guarantee of the Parent or any Restricted Subsidiary or the Intercompany Loan shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or the Parent or such Restricted Subsidiary, as the case may be, shall deny or disaffirm its obligations under such Guarantee or, with respect to Bluewater, under the Intercompany Loan; and

  (9)
  the Marenco Loan and/or the Marenco Loan Agreement shall be amended in any manner materially adverse to the Holders.

        If any Event of Default (other than an Event of Default specified in clause (7) above) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the Notes then outstanding may declare the principal of, premium, if any, and accrued and unpaid interest, and any other amounts due on, the Notes to be due and payable by notice to the Issuer and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same shall become immediately due and payable; except that, if there are any amounts then outstanding under Designated Senior Indebtedness, such principal of, premium, if any, and accrued and unpaid interest, and any other amounts due on, the Notes shall become immediately due and payable upon the first to occur of an acceleration under any such Designated Senior Indebtedness or five days after receipt by the Issuer and the representatives under such Designated Senior Indebtedness of such Acceleration Notice. Notwithstanding the foregoing, if an Event of Default specified in clause (7) above occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest, and any other amounts due on, all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

        The Indenture provides that at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the holders of a majority in principal amount of the Notes then outstanding (by notice to the Trustee) may rescind and cancel such declaration and its consequences if:

  (1)
  the rescission would not conflict with any judgment or decree of a court of competent jurisdiction;

  (2)
  all existing Defaults and Events of Default have been cured or waived except non-payment of principal of or interest on the Notes that has become due solely by such declaration of acceleration;

  (3)
  to the extent the payment of such interest is lawful, interest (at the same rate specified in the Notes) on overdue installments of interest and overdue payments of principal, which has become due other than by such declaration of acceleration, has been paid; and

  (4)
  in the event of the cure or waiver of a Default or Event of Default of the type described in clause (7) of the description of Events of Default above, the Trustee has received an Officers' Certificate and Opinion of Counsel that such Default or Event of Default has been cured or waived.

Statement by Officers as to Default; Compliance Certificates

        The Issuer and Bluewater shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Parent ending after the date of the Indenture, an Officers' Certificate, stating whether or not to the best knowledge of the signers thereof after due enquiry the Issuer or any Guarantor is in default in the performance and observance of any of the other terms, provisions and conditions of the Indenture, and if the Issuer or any Guarantor shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

        The Issuer and Bluewater shall also deliver to the Trustee, forthwith upon any senior officer of the Issuer obtaining actual knowledge of the occurrence of a Default or an Event of Default, an Officer's Certificate setting forth the details of such Default or Event of Default, and the action which the Issuer or the Guarantors, as the case may be, are taking or propose to take with respect thereto.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of the Parent, nor any employee of any Subsidiary, as such, shall have any liability for obligations of the Issuer or any Guarantor under the Notes, the Guarantees and the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Defeasance

Legal Defeasance and Covenant Defeasance

        The Issuer may, at its option and at any time, elect to have all of its legal obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Guarantees except for:

  (1)
  the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, interest, and any other amounts due on the Notes when those payments are due from the trust referred to below;

  (2)
  the Issuer's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

  (3)
  the rights, powers, trust, duties and immunities of the Trustee, and the Issuer's and the Guarantors' obligations in connection with them; and

  (4)
  the legal defeasance provisions of the Indenture.

        In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of the Guarantors released with respect to certain covenants that are described in the Indenture and thereafter any omission to comply with those covenants will not constitute a Default or Event of

Default with respect to the Notes. In the event this covenant defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either legal defeasance or covenant defeasance:

  (1)
  the Issuer must irrevocably deposit with the Trustee, in trust for the benefit of the holders of the Notes, cash in U.S. dollars, U.S. Government Securities or a combination thereof in such amounts as will be sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay all amounts payable on the outstanding Notes on the stated maturity or on the redemption date, as the case may be, and the Issuer must specify whether the Notes are being defeased to maturity or to a particular redemption date;

  (2)
  in the case of legal defeasance, the Issuer and Bluewater must have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that:

  (a)
  the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling, or

  (b)
  since the Issue Date, there has been a change in the applicable income tax law,

    in either case to the effect that, and based thereon the Opinion of Counsel will confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the legal defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred;

  (3)
  in the case of legal defeasance, the Issuer and Bluewater must have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for Cayman Islands or Netherlands income tax purposes as a result of the legal defeasance and will be subject to U.S. federal, Cayman Islands or Netherlands income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred;

  (4)
  in the case of legal defeasance, the Issuer and Bluewater must have delivered to the Trustee an Opinion of Counsel to the effect that, under the laws in the United States, Cayman Islands and the Netherlands in effect at the time of such deposit, payments made from the defeasance trust would not require the payment of Additional Amounts if the provisions of "Additional Amounts" were applicable to such payments;

  (5)
  in the case of covenant defeasance, the Issuer and Bluewater must have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal, Cayman Islands or Netherlands income tax purposes as a result of the covenant defeasance and will be subject to U.S. federal, Cayman Islands or Netherlands income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

  (6)
  no default or Event of Default shall have occurred and be continuing either:

  (a)
  on the date of the deposit (other than a default or Event of Default resulting from the borrowing of funds to be applied to the deposit), or

  (b)
  insofar as events of default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 366th day after the date of the deposit;

  (7)
  the legal defeasance or covenant defeasance must not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Issuer or any of its Restricted Subsidiaries is a party or by which the Issuer or any of its Restricted Subsidiaries is bound;

  (8)
  the Issuer and Bluewater must have delivered to the Trustee an Opinion of Counsel to the effect that, on the 366th day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, moratorium of payments, insolvency, reorganization or similar laws affecting creditors' rights generally (such Opinion of Counsel may include the assumption that no Holder is an "insider" of the Issuer under applicable bankruptcy or insolvency law);

  (9)
  the Issuer and Bluewater must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of Notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others;

  (10)
  the Issuer and Bluewater must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the legal defeasance or the covenant defeasance have been complied with;

  (11)
  the Issuer and Bluewater must deliver to the Trustee an opinion of Counsel to the effect that the trust funds will not be subject to any rights of any holders of Senior Indebtedness including, without limitation, those arising under the Indenture; and

  (12)
  the Issuer and Bluewater must deliver to the Trustee all other documents or other information that the Trustee may reasonably require in connection with the defeasance.

Satisfaction and Discharge

        Upon the request of the Issuer, the Indenture will cease to be of further effect (except as expressly provided for in the Indenture) and the Trustee, at the expense of the Issuer and Bluewater, will execute proper instruments acknowledging satisfaction and discharge of the Indenture when:

  (a)
  either:

  (i)
  all the Notes theretofore authenticated and delivered (other than destroyed, lost or stolen Notes that have been replaced or paid) have been delivered to the Trustee for cancellation; or

  (ii)
  all Notes not theretofore delivered to the Trustee (or the principal paying agent, on its behalf) for cancellation have become due and payable and the Issuer has irrevocably deposited or caused to be deposited funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal and premium of, and interest, and any other amounts due on the Notes to the date of the deposit together with irrevocable instructions from the Issuer directing the Trustee to apply the funds to the payment of the amounts at maturity or redemption, as the case may be;

  (b)
  the Issuer has paid or caused to be paid all sums payable under the Indenture by the Issuer; and

  (c)
  the Issuer and Bluewater have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the Indenture, the Notes or the Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture, the Notes or the Guarantees may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

        Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

  (1)
  reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

  (2)
  reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the heading "Repurchase at the Option of Holders" to the extent such changes do not affect the amount of, or time of, such redemption);

  (3)
  reduce the rate of, or change the time for payment of, interest on any Note;

  (4)
  waive a Default or Event of Default in the payment of principal of, or interest, premium or Additional Amounts, if any, on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default solely to the extent that it resulted from such acceleration);

  (5)
  make any Note payable in a currency other than that stated in the Notes;

  (6)
  make any change in the provisions of the Indenture relating to waivers of Defaults or Events of Default or the rights of Holders to receive payments of principal of, or interest, premium or Additional Amounts, if any, on the Notes or bring suits to enforce those payments;

  (7)
  waive a redemption payment with respect to any Note;

  (8)
  modify the provisions of the covenant entitled "Amendments to or Prepayments of the Intercompany Loan";

  (9)
  release the Parent or any other Guarantor from any of its obligations under any Guarantee of the Notes or the Indenture, except in accordance with the terms of the Indenture;

  (10)
  after the Issuer's obligation to purchase any Notes arises under the Indenture, amend, modify or change the obligation of the Issuer to make or consummate a Change of Control Offer or an Asset Sale Offer or waive any default in the performance thereof or modify any of the provisions or definitions with respect to any such offers;

  (11)
  modify or change any provision of the Indenture or the related definitions affecting the subordination or ranking of the Notes;

  (12)
  amend or modify the provisions described under the headings "Additional Amounts" or "Redemption—Redemption for Taxation Reasons"; or

  (13)
  make any change in the preceding amendment and waiver provisions.

        Notwithstanding the preceding, without notice to or the consent of any Holder of Notes, the Issuer, the Guarantors and the Trustee may amend or supplement the Indenture, the Notes or any Guarantee:

  (1)
  to cure any ambiguity, defect or inconsistency;

  (2)
  to provide for uncertificated Notes in addition to or in place of certificated Notes;

  (3)
  to add any Guarantor or to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the rights of any such Holder under the Indenture; or

  (4)
  to provide for the issuance of the New Notes or Additional Notes (in accordance with the other provisions of the Indenture and including provisions applicable only to such Notes), or to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the TIA.

Judgment Currency

        The Issuer and the Guarantors, jointly and severally, have agreed to indemnify the Holders against any loss incurred, as incurred, as a result of any judgment or award in connection with the Indenture being expressed in a currency (the "Judgment Currency") other than U.S. Dollars and as a result of any variation as between (i) the spot rate of exchange in New York City at which the Judgment Currency could have been converted into U.S. Dollars as of the date such judgment or award is paid and (ii) the spot rate of exchange at which the indemnified party converts such Judgment Currency. The foregoing will constitute a separate and independent obligation of the Issuer and the Guarantors and will continue in full force and effect notwithstanding any such judgment or order. The term "spot rate of exchange" includes any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

Notices

        Notice regarding the Notes will be (1) if Global Notes are outstanding, published in a leading newspaper having a general circulation in New York City (which is expected to be the Wall Street Journal) and London (which is expected to be the Financial Times) or (2) in the case of Definitive Notes, mailed to Holders by first-class mail at their respective addresses as they appear on the registration books of the registrar. In addition to the foregoing, all notices will, if and so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such Stock Exchange so require, be published in a daily newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort). If and so long as the Notes are listed on any other securities exchange, notices will also be given in accordance with any applicable requirements of such securities exchange. If and for so long as any Notes are represented by one or more Global Notes and ownership of Book-Entry Interests therein are shown on the records of The Depository Trust Company or any successor or other clearing agency appointed by the Book-Entry Depositary at the request of the Issuer, notices will also be delivered to each such clearing agency for communication to the owners of such Book-Entry Interests. Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Governing Law

        The Indenture, the Notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Consent to Jurisdiction

        The Indenture provides that any suit, action or proceeding with respect to the Indenture, the Notes or the Guarantees may be brought in any New York state or federal court located in the Borough of Manhattan in the City of New York and that the Issuer and the Guarantors will submit to the non-exclusive jurisdiction of such courts.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person, Indebtedness of any other Person existing at the time such other Person is merged, consolidated, amalgamated or otherwise combined with or into, or becomes a Restricted Subsidiary of, such specified Person, in each case other than Indebtedness incurred in connection with, or in contemplation of, such other Person merging, consolidating, amalgamating or combining with or into, or becoming a Restricted Subsidiary of, such specified Person.

        "Additional Amounts" has the meaning provided under "Additional Amounts".

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, and, in the case of a natural Person, any immediate family member of such Person. For purposes of this definition, "control", as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that, for purposes of the covenant entitled "Transactions with Affiliates", beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms "controlling", "controlled by" and "under common control with" shall have correlative meanings.

        "Affiliate Transaction" has the meaning provided under "—Certain Covenants—Transactions with Affiliates".

        "Asset Acquisition" means (i) an Investment by the Parent or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be consolidated or merged with the Parent or any Restricted Subsidiary or (ii) the acquisition by the Parent or any Restricted Subsidiary of assets of any Person which constitute all or substantially all of the assets of such Person or which comprise a division or line of business of such Person or (iii) the deployment or redeployment of an FPSO by the Parent or any Restricted Subsidiary pursuant to a Qualifying Contract; provided that (a) the Parent or any Restricted Subsidiary has begun earning Qualifying Contract Cash Flow under such Qualifying Contract or (b) Bluewater reasonably expects that the Parent or any Restricted Subsidiary will earn Qualifying Contract Cash Flow under such Qualifying Contract within 90 days of the relevant date of determination and the construction or modification of such FPSO is substantially complete; provided that, if at any time during such 90-day period Bluewater no longer reasonably expects the Parent or any Restricted Subsidiary to earn such Qualifying Contract Cash Flow within such 90-day period, or does not, in fact, begin earning such Qualifying Contract Cash Flow at the end of such 90-day period, such deployment or redeployment shall cease to be an "Asset Acquisition" until the Parent or any Restricted Subsidiary, in fact, begins earning such Qualifying Contract Cash Flow.

        "Asset Sale" means:

  (1)
  the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business; provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Parent and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Limitation on Mergers and Certain Other Transactions" and not by the provisions of the Asset Sales covenant (save for the third to last paragraph thereof); and

  (2)
  the issuance of Equity Interests of any of the Restricted Subsidiaries or the sale of Equity Interests in any of the Parent's Subsidiaries.

    Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

    (a)
    any single transaction or series of related transactions that involves assets having a fair market value of less than U.S.$1.0 million;

    (b)
    a transfer of assets between or among the Parent and its Restricted Subsidiaries (other than to Brightfield);

    (c)
    an issuance of Equity Interests by a Restricted Subsidiary to the Parent or to another Restricted Subsidiary;

    (d)
    the sale or other disposition of Cash Equivalents;

    (e)
    a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption "—Certain Covenants—Restricted Payments"; and

    (f)
    a sale, assignment, transfer, conveyance or other disposition of assets or any transfer of title thereto solely pursuant to any Structured Lease (without giving effect to the provisos of clause (a) or (b) of the definition thereof) or the lease of an FPSO or the topsides of an FPSO or related equipment solely pursuant to any FPSO Operating Agreement.

        "Assets Sale Offer" has the meaning provided under "—Repurchase at the Option of Holders—Asset Sales".

        "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value will be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP. Notwithstanding the above, Attributable Debt shall not include obligations under a Structured Lease.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d) of the Exchange Act), such "person" shall be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the lapse of time. The terms "Beneficially Owns" and "Beneficially Owned" shall have a corresponding meaning.

        "Board of Directors" means:

  (1)
  with respect to a corporation, the board of directors or managers of the corporation and, in the case of any corporation having both a supervisory board and an executive or management board, the executive or management board (except where the supervisory board is expressly indicated);

  (2)
  with respect to a partnership, the board of directors of the general partner of the partnership; and

  (3)
  with respect to any other Person, the board or committee of such Person serving a similar function.

        "Brightfield" means Brightfield Corporation, a limited liability company incorporated under the laws of Panama.

        "Business Day" means any day other than Saturday, Sunday and other days on which banks are authorized or required by law to be closed for business in the City of New York, the City of London and any other city where a payment is to be made on the Notes.

        "Capital Expenditure" means any capital expenditure in the ordinary course of business, including entering into a contract for construction of an FPSO, which shall be deemed a capital expenditure equal to the budgeted total cost thereunder at the time of entering into such contract.

        "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

        "Capital Stock" means:

  (1)
  in the case of a corporation, corporate stock;

  (2)
  in the case of a company, share capital;

  (3)
  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

  (4)
  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

  (5)
  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Cash Equivalents" means:

  (1)
  (a) U.S. dollars, (b) euros, (c) pounds sterling, (d) local currencies of a jurisdiction in which any Restricted Subsidiary operates or conducts its business held by such Restricted Subsidiary, provided that the aggregate amount of such currency held by such Restricted Subsidiary shall not exceed the amount of such currency used by such Restricted Subsidiary in the operations of such Restricted Subsidiary in any calendar year and (e) a claim on the European Central Bank;

  (2)
  Euro Government Securities or securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), in each case having maturities of not more than six months from the date of acquisition;

  (3)
  certificates of deposit and time deposits with maturities of six months or less from the date of acquisition issued by a bank or financial institution, provided that such bank has a capital and surplus in excess of U.S.$1.0 billion (or, to the extent non-dollar denominated, the U.S. Dollar Equivalent thereof) and a rating of at least "AA" or the equivalent thereof by both Moody's Investors Service and Standard & Poor's;

  (4)
  repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualification specified in clause (3) above;

  (5)
  commercial paper maturing no more than six months from the date of creation thereof, and, at the time of acquisition, having a rating of at least P-1 from Moody's Investors Service and A-1 from Standard & Poor's;

  (6)
  marketable direct obligations of the United States of America, any member of the European Union or Switzerland, in each case, rated at least "AAA" or the equivalent thereof by both Moody's Investors Service and Standard & Poor's, or obligations fully and unconditionally guaranteed by one of those sovereign nations (or any agency thereof) of the type and maturity described in clauses (1) through (5) above, which have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies; and

  (7)
  money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

        "Change of Control" means the occurrence of any of the following:

  (1)
  the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, consolidation, amalgamation or other combination), in one or a series of related transactions, of all or substantially all of the properties or assets of the Parent and its Restricted Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than to the Principal or a Related Party of the Principal;

  (2)
  the adoption of a plan relating to the liquidation or dissolution of the Issuer, Bluewater or the Parent;

  (3)
  the consummation of any transaction (including, without limitation, any merger, consolidation, amalgamation or other combination) the result of which is that any "person" (as defined above), other than the Principal and its Related Parties, becomes the Beneficial Owner, directly or indirectly, of 50% or more of the Voting Stock of the Parent, as measured by voting power rather than number of shares; or

  (4)
  following the first Public Equity Offering, the first day on which a majority of the members of the Board of Directors of the Parent are not Continuing Directors.

        "Change of Control Offer" has the meaning provided under "—Repurchase at the Option of Holders—Change of Control".

        "Change of Control Payment" has the meaning provided under "—Repurchase at the Option of Holders—Change of Control".

        "Change of Control Payment Date" has the meaning provided under "—Repurchase at the Option of Holders—Change of Control".

        "Commodity Hedging Obligations" means, with respect to any Person, the net payment obligations of such Person under agreements or arrangements designed to protect such Person against fluctuations in the price of commodities or fluctuations in the relative values of the currencies in which costs and revenues are denominated, calculated in accordance with GAAP.

        "Consolidated Cash Flow" means, with respect to any Person for any period, the sum (without duplication) of (i) Consolidated Net Income, (ii) to the extent Consolidated Net Income has been reduced thereby, (A) all income taxes of such Person and its Restricted Subsidiaries paid or accrued as determined on a consolidated basis in accordance with GAAP for such period, (B) Consolidated Interest Expense and (C) Consolidated Non-Cash Charges, less any non-cash items increasing

Consolidated Net Income for such period, and (iii) dividends or distributions paid in cash to such Person or its Restricted Subsidiary by another Person who is not a Restricted Subsidiary of such Person.

        "Consolidated Interest Expense" means, with respect to any Person for any period, the sum (without duplication) of (i) the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP including, without limitation, (a) any amortization of debt discount, (b) the net cost under Financial Hedging Obligations (including any amortization of discounts), (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers' acceptance financing or similar facilities and (e) all accrued interest (including all capitalized interest, fees and commissions but excluding, however, the accrual of interest on the Marenco Loan to the extent such accruals are non-cash), (ii) the interest component of Capital Lease Obligations paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP and (iii) imputed interest in respect of Attributable Debt; provided that (x) the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and (A) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period, (B) which was not outstanding during the period for which the computation is being made but which bears, at the option of such Person, a fixed or floating rate and (C) notwithstanding clause (A) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by Financial Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to such agreements and (y) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis may be computed based upon the average daily balance of such Indebtedness during the period.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the net income (or loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom, without duplication:

  (a)
  after-tax gains and losses from Asset Sales (without regard to the U.S.$1.0 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto;

  (b)
  after-tax items classified as extraordinary or non-recurring gains (and, solely for purposes of calculation of Fixed Charge Coverage Ratio only, extraordinary or non-recurring losses);

  (c)
  the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with it or any of its Restricted Subsidiaries;

  (d)
  any net income or loss of any Restricted Subsidiary, if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions (by loans, advances, intercompany transfer or otherwise) by such Restricted Subsidiary, directly or indirectly, to the Parent, except that:

  (i)
  the Parent's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash which could actually have been distributed by such Restricted Subsidiary during such period to the Parent as a dividend or other distribution (by loans, advances, intercompany transfer or otherwise) for so long as so permitted; and

  (ii)
  for purposes of determining whether an incurrence of Indebtedness by the Parent or any Restricted Subsidiary will be permitted pursuant to the covenant described under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" or whether an Investment by a Restricted Subsidiary will be permitted pursuant to the covenant described under "—Certain Covenants—Restricted Payment", any determination as to the exclusion of net income of a Restricted Subsidiary pursuant to this clause (d) shall not give effect to any restrictions on the declaration of payment of dividends or other distributions which are permitted pursuant to clauses (1), (2), (3) and (11) (to the extent relating to a renewal or replacement of an agreement permitted by such clause (1), (2) or (3)) under "—Certain Covenants—Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries";

  (e)
  the net income (and, solely for purposes of calculation of Fixed Charge Coverage Ratio only, losses) of any Person other than a Restricted Subsidiary;

  (f)
  any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date; and

  (g)
  for purposes of the "Restricted Payments" covenant, in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Persons' assets, any earnings of such successor corporation prior to such consolidation, merger or transfer of assets.

        "Consolidated Non-Cash Charges" means, with respect to any Person for any period, the aggregate depreciation, amortization and any other non-cash expenses of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP (excluding any such charge which requires an accrual of a reserve for a cash charge for any future period).

        "Consolidated Tangible Assets" means the consolidated tangible assets of the Parent as reflected on the most recent quarterly balance sheet of the Parent, and excluding goodwill, patents, trademarks and other intangible assets in accordance with GAAP.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Parent who:

  (1)
  was a member of such Board of Directors on the date of the Indenture; or

  (2)
  was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

        "Credit Facility" means the Revolving Credit Facility dated January 15, 2002, among Bluewater Holding B.V., Bluewater Energy Services B.V., Bluewater Offshore Production Systems Limited, Bluewater (Haewene Brim) N.V., Bluewater (Munin) N.V., Ranberger Holding N.V., Luludia Asset Finance B.V., Refugio B.V. with the banks and financial institutions named therein and Barclays Capital, Fortis Bank (Nederland) N.V. and ING Bank N.V., as arrangers, together with the related documents (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, increasing, replacing or otherwise restructuring (including by way of adding Restricted Subsidiaries as additional guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders (or the institutions) from time to time.

        "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Parent or any Restricted Subsidiary against fluctuations in currency values.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the repurchase of such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that any such Capital Stock may not be repurchased or redeemed pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Restricted Payments".

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "euro" means the single currency (whether known as the euro or otherwise) of the participating member states of the European Union.

        "Euro Government Securities" means direct obligations of, obligations fully guaranteed by, or participations in pools consisting solely of obligations or obligations guaranteed by, Belgium, the Netherlands, Germany, Switzerland or the United Kingdom for the payment of which guarantee of obligations the full faith and credit of such government is pledged and which are not callable or redeemable at the option of the issuer thereof.

        "European Union" means the European Union, including the countries of Austria, Belgium, Denmark, France, Finland, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom but not including any country which becomes a member of the European Union after the date of the Indenture.

        "Excess Proceeds Payment Date" has the meaning provided under "—Repurchase at the Option of Holders—Asset Sales".

        "Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

        "Excluded Holder" has the meaning provided under "Additional Amounts".

        "Existing Indebtedness" means Indebtedness of the Parent and its Restricted Subsidiaries (other than Indebtedness under the Credit Facility and other than Indebtedness under the Notes or any Guarantees thereof) in existence on the Issue Date until repaid.

        "Financial Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

  (1)
  interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

  (2)
  other agreements or arrangements designed to protect such Person against fluctuations in interest rates; or

  (3)
  Currency Agreements.

        "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of:

  (i)
  Consolidated Interest Expense for such period; and

  (ii)
  the product of (x) the amount of all dividend payments on Preferred Stock (other than dividends paid in Capital Stock that is not Disqualified Stock) of such Person or on Disqualified Stock of such Person held by Persons other than the Parent or any of its Restricted Subsidiaries paid, accrued or scheduled to be paid or accrued during such period and (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current consolidated national, state and local tax rate of such Person on a consolidated basis and in accordance with GAAP.

        "Fixed Charge Coverage Ratio" means with respect to any Person for the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of determination, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period.

        For purposes of this definition, "Consolidated Cash Flow" and "Fixed Charges" shall be calculated on a pro forma basis after giving effect to:

  (i)
  the incurrence of Indebtedness, and the issuance of Preferred Stock, of such Person and its Restricted Subsidiaries (and the application of the proceeds therefrom) giving rise to the need to make such calculation and any incurrence (and the application of the proceeds therefrom) or repayment or redemption of Indebtedness, other than the incurrence or repayment of Indebtedness pursuant to working capital facilities, occurring at any time subsequent to the beginning of the Four Quarter Period and on or prior to the date of determination, as if such incurrence and issuance (and the application of the proceeds thereof), or the repayment or redemption, as the case may be, occurred on the first day of the Four Quarter Period;

  (ii)
  any Asset Sales (including those excluded from the definition thereof in clauses (a) and (e) of the definition thereof) or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Subsidiaries (including any Person that becomes a Restricted Subsidiary as a result of such Asset Acquisition) incurring, assuming or otherwise becoming liable for Indebtedness or issuing Preferred Stock) at any time on or subsequent to the first day of the Four Quarter Period and on or prior to the transaction date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any Indebtedness or Preferred Stock and also including any Consolidated Cash Flow or Qualifying Contract Cash Flow, as the case may be, associated with such Asset Acquisition) occurred on the first day of the Four Quarter Period; and

  (iii)
  discontinued operations determined in accordance with GAAP at any time on, or subsequent to, the first day of the Four Quarter Period and on, or prior to, the date of determination, as if such discontinued operations had occurred on the first day of the Four Quarter Period (but with respect to Fixed Charges, only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the date of determination).

        If such Person or any of its Subsidiaries directly or indirectly guarantees any Indebtedness of a third Person, the Fixed Charge Coverage Ratio shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or Subsidiary had directly incurred such guaranteed Indebtedness. If, since the beginning of a Four Quarter Period, any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such Four Quarter Period shall have made any Investment in a Restricted Subsidiary, acquisition, disposition, merger or consolidation or determined a discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger or consolidation or discontinued operations had occurred at the beginning of the applicable Four Quarter

Period. If any Person shall have made an Asset Acquisition under clause (iii) of the definition of "Asset Acquisition" that would have required adjustment pursuant to this definition, then, for purposes of making the pro forma calculations above, pro forma effect shall be given such that, for any period during the Four Quarter Period prior to the first date on which the applicable FPSO had actually begun earning Qualifying Contract Cash Flow under a Qualifying Contract pursuant to clause (iii) of the definition of "Asset Acquisition", there shall be added to Consolidated Cash Flow in the Four Quarter Period, an amount equal to the product of (1) the first year's Qualifying Contract Cash Flow with respect to such FPSO under such Qualifying Contract and (2) a fraction, the numerator of which is the number of days in the relevant Four Quarter Period prior to the first date on which such FPSO actually began earning Qualifying Contract Cash Flow under such Qualifying Contract and the denominator of which is the total number of days in the Four Quarter Period. If Qualifying Contract Cash Flow with respect to an Asset Acquisition has been added to Consolidated Cash Flow pursuant to the preceding sentence, there shall be deducted from such Consolidated Cash Flow any Consolidated Cash Flow that is included within the Four Quarter Period that relates to a previous deployment of the same FPSO.

        For purposes of this definition, whenever pro forma effect is to be given to an acquisition or disposition of assets or other transaction for purposes of calculating the Fixed Charge Coverage Ratio, the pro forma calculations shall be determined in good faith by an Officer of Bluewater in accordance with Regulation S-X under the Securities Act and any rules and regulations promulgated by the SEC thereunder.

        Furthermore, in calculating "Consolidated Interest Expense" for purposes of the calculation of "Fixed Charge Coverage Ratio", (i) interest determined on a fluctuating basis as of the date of determination (including Indebtedness actually incurred on the date of the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio) and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness as in effect on the date of determination and (ii) notwithstanding (i) above, interest determined on a fluctuating basis, to the extent such interest is covered by Financial Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

        "FPSO" means what is generally recognized in the offshore oil services industry as a floating production, storage and offloading system.

        "FPSO Operating Agreement" means any agreement or series of agreements (in each case, as amended, restated, refinanced and/or supplemented from time to time) including any related letter of credit, deposit and security agreements or other agreements relating to any such agreement or series of agreements, in each case, entered into in the ordinary course of business and consistent with past practice, regardless of whether entered into prior to, on or after the date of the Indenture, relating to the lease, provision or operation (including services directly related thereto) of the FPSO(s) subject to such agreements.

        "GAAP" means U.S. generally accepted accounting principles as in effect from time to time, and which are consistent with the accounting principles and practices then applied by the Parent and its Restricted Subsidiaries, and any variation to such accounting principles and practices which is not material.

        "guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

        "Guarantee" means a guarantee of the Notes by a Guarantor.

        "Guarantor" means (i) the Parent; (ii) the Subsidiaries of Parent on the Issue Date other than Brightfield and (iii) each of Parent's Restricted Subsidiaries that in the future executes a supplemental Indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

        "Holder", "holder of Notes", "Noteholder" or other similar terms mean the registered holder of any Note.

        "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent (including without limitation guarantees):

  (1)
  in respect of borrowed money;

  (2)
  evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

  (3)
  in respect of bankers' acceptances;

  (4)
  representing Capital Lease Obligations;

  (5)
  in respect of the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable;

  (6)
  representing any Financial Hedging Obligations or Commodity Hedging Obligations; and

  (7)
  representing Disqualified Stock and, if issued by a Restricted Subsidiary that is not a Guarantor to a Person other than the Parent or a Guarantor;

in each case, if and to the extent any of the preceding items (other than letters of credit, Financial Hedging Obligations, Commodity Hedging Obligations, Disqualified Stock and Preferred Stock) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP.

        In addition, the term "Indebtedness" includes all indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, any guarantee by the specified Person of any Indebtedness of any other Person.

        The amount of any Indebtedness outstanding as of any date shall be:

  (1)
  the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

  (2)
  the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

        Notwithstanding the above, Indebtedness shall not include obligations under a Structured Lease.

        "Intercompany Loan" means the loan, dated the date of the Indenture, between Bluewater, as obligor, and the Issuer, as obligee, for the amount of the gross proceeds received by the Issuer from the offering of the Registered Notes, as amended to include the loan for the amount of the gross proceeds received by the Issuer from the offering of the Unregistered Notes.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Parent or any Restricted Subsidiary of the Parent sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Parent such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Parent, the Parent shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments". The acquisition by the Parent or any Restricted Subsidiary of the Parent of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Parent or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments".

        "Issue Date" means February 22, 2002.

        "Issuer Permitted Liens" means:

  (1)
  Liens relating to bank deposits or to secure the performance of statutory obligations, surety or appeal bonds or other obligations of a like nature incurred in the ordinary course of business; and

  (2)
  Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a charge, mortgage or other security interest in and any filing or registration thereof or agreement to make any filing or registration thereof under any statute or regulation of any jurisdiction.

        "Marenco Loan" means the loans from Marenco Investments Ltd. to the Parent pursuant to the Marenco Loan Agreement.

        "Marenco Loan Agreement" means the Amended and Restated Subordinated Loan Agreement, dated November 21, 2001, between Marenco Investments Ltd. and the Parent.

        "Net Proceeds" means (a) with respect to any Asset Sale, the aggregate cash proceeds received by the Parent or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Parent or any Restricted Subsidiary), net of attorneys' fees, accountants' fees, underwriters' or placements agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Non-Recourse Debt" means Indebtedness:

  (1)
  as to which neither the Parent nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and

  (2)
  no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Parent or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Officer" means, with respect to any Person, any Managing Director, Director, the Chairman of the Board, the President, any Vice President, the Chief Financial Officer, the Controller, the Treasurer or the Secretary of such Person or any other person holding a corresponding or similar position of responsibility.

        "Officers' Certificate" means, as applied to any Person, a certificate executed on behalf of such Person by two Officers; provided that every Officers' Certificate with respect to the compliance with the Indenture shall include (i) a statement that the Officers making or giving such Officers' Certificate have read such condition and any definitions or other provisions contained in the Indenture relating thereto, (ii) a statement that, in the opinion of the signers, they have made or have caused to be made such examination or investigation as is necessary to enable them to express an informed opinion as to whether or not such condition has been complied with, and (iii) a statement as to whether, in the opinion of the signers, such condition has been complied with.

        "Opinion of Counsel" means a written opinion from legal counsel reasonably acceptable to the Trustee. Unless otherwise required by the TIA, the counsel may be an employee of or counsel to the Issuer and the Parent.

        "Permitted Business" means any business which is the same as or related, ancillary or complementary to any of the businesses of the Parent and its Restricted Subsidiaries on the date of the Indenture.

        "Permitted Indebtedness" has the meaning provided under "Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock".

        "Permitted Investments" means:

  (1)
  any Investment in the Parent or in a Restricted Subsidiary (including in any Equity Interests of a Restricted Subsidiary) other than Brightfield;

  (2)
  any Investment in cash or Cash Equivalents;

  (3)
  any Investment by the Parent or any Restricted Subsidiary in a Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary or (b) such Person in one transaction or a series of substantially concurrent related transactions, is merged, consolidated or amalgamated with or into, transfers or conveys substantially all of its assets to, or is liquidated into, the Parent or a Restricted Subsidiary;

  (4)
  Investments solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Parent;

  (5)
  loans or advances to employees in the ordinary course of business in an aggregate amount up to U.S.$1.0 million at any time outstanding;

  (6)
  Investments in stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Parent or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

  (7)
  Investments in receivables owing to the Parent or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms (including such concessionary terms as the Parent or such Restricted Subsidiary deems reasonable);

  (8)
  Investments existing on the Issue Date;

  (9)
  Investments in Financial Hedging Obligations, Currency Agreements and Commodity Hedging Obligations otherwise permitted under the Indenture;

  (10)
  Investments in a Permitted Business for the purpose of financing the construction or upgrade of a FPSO that is subject to a Qualifying Contract, having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (10) and clause (12) below, not to exceed U.S.$50.0 million in the aggregate (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that no Default or Event of Default shall have occurred and be continuing or would occur as a consequence of such Investment and the Parent would, at the time of any such Investment as if such Investment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least U.S.$1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the Fixed Charge Coverage Ratio Test set forth in the first paragraph of the covenant "—Incurrence of Indebtedness and Issuance of Preferred Stock";

  (11)
  Investments representing (A) the assets comprising, and rights with respect to, the Aoka Mizu or (B) the Capital Stock of any Person the sole asset of which consists of assets or rights described in clause (A) above, in either case as they exist on the Issue Date, resulting from the transfer of such assets to, or designation of such Person as, an Unrestricted Subsidiary, as the case may be; provided that, for avoidance of doubt, any further Investments in (A) or (B) of this clause (11) on or after the Issue Date shall not be Permitted Investments permitted by this clause (11); and

  (12)
  Investments not to exceed, taken together with all other Investments made pursuant to this clause (12), U.S.$10.0 million in the aggregate (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

        "Permitted Liens" means:

  (1)
  Liens of the Parent or any Restricted Subsidiary securing Senior Indebtedness;

  (2)
  Liens in favor of the Parent or any Guarantor;

  (3)
  Liens on property of a Person or assets existing at the time such Person or assets are acquired, merged with or into or consolidated with the Parent or any Restricted Subsidiary of the Parent; provided that such Liens were in existence prior to the contemplation of such acquisition, merger or consolidation and do not extend to any assets other than those of the

    Person or assets acquired, merged into or consolidated with the Parent or the Restricted Subsidiary;

  (4)
  Liens existing on the Issue Date;

  (5)
  Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

  (6)
  Liens, pledges and deposits incurred in connection with workers' compensation, unemployment insurance and other types of statutory obligations, including any Lien securing letters of credit issued in the ordinary course of business in connection therewith;

  (7)
  Liens in favor of the Trustee for the benefit of the Holders or the Trustee arising under the provisions in the Indenture;

  (8)
  Liens in favor of customs or revenue authorities to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

  (9)
  Liens securing Financial Hedging Obligations or Commodity Hedging Obligations permitted to be incurred pursuant to the covenant described under "Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock";

  (10)
  easements, rights of way, municipal and zoning ordinances, utility agreements, reservations, encroachments, restrictions and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Parent or any of its Restricted Subsidiaries;

  (11)
  Liens to secure the performance of tenders, statutory obligations, surety or appeal bonds, bids, leases, government contracts, performance and return of money bonds or other obligations of a like nature (exclusive of obligations of the payment of borrowed money) incurred in the ordinary course of business;

  (12)
  statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, shall be required by GAAP shall have been made in respect thereof;

  (13)
  Liens securing obligations under any Structured Lease;

  (14)
  judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

  (15)
  Liens upon specific items of inventory or other goods of any Person securing such Person's obligations in respect of banker's acceptances issued or credited for the account of such person to facilitate the purchase, shipment or storage of such inventory or other goods;

  (16)
  Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

  (17)
  Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Parent or any of its Restricted Subsidiaries, including rights of offset and set-off;

  (18)
  any interest or title of a lessor in the property subject to any lease other than a Capital Lease Obligation;

  (19)
  leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Parent and its Restricted Subsidiaries;

  (20)
  Liens encumbering property or other assets under construction arising from progress or partial payments by a customer of the Parent or its Restricted Subsidiaries relating to such property or other assets;

  (21)
  Liens arising from filing Uniform Commercial Code financing statements regarding leases, provided that such Liens do not extend to any property or assets which are not leased property subject to such leases or subleases; and

  (22)
  Liens on the assets comprising, and rights with respect to, the Aoka Mizu, to the extent of the value thereof on the Issue Date.

        "Permitted Refinancing Indebtedness" means any Indebtedness of the Parent or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Parent or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

  (1)
  the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of all expenses and premiums incurred in connection therewith);

  (2)
  such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

  (3)
  if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to any Guarantee, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the Notes, and is subordinated in right of payment to, such Guarantee on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

  (4)
  such Indebtedness is incurred either by the Parent or, if the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is a Restricted Subsidiary, the Parent or such Restricted Subsidiary.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

        "Principal" means Hugo Heerema.

        "Public Equity Offering" means an underwritten primary public offering of Voting Stock of the Parent and such Parent's Voting Stock either:

  (a)
  is listed or traded on a nationally recognized stock exchange or automated quotation system in the United States or in any country of the European Union; or

  (b)
  has been distributed by means of an effective registration statement under the Securities Act.

        "Qualifying Contract" means a binding FPSO Operating Agreement (i) between the Parent or another Guarantor or, for the purposes of clause (10) of the definition of "Permitted Investments", a Person other than the Parent or another Guarantor, and a counterparty that, as certified in an Officers Certificate delivered to the Trustee in connection therewith, is either (a) generally recognized in the oil services industry as a national oil company or major oil company or (b) has an investment grade rating on its long-term debt from Moody's Investors Service or Standard & Poor's or (c) provides a letter of credit equal to the full amount of the payment obligations of such counterparty under such contract from a bank or financial institution with a corporate credit rating of at least "A" from Standard & Poor's and A2 from Moody's Investors Service; (ii) having a minimum term of two years and (iii) that stipulates a guaranteed minimum day rate or per barrel of oil rate for a guaranteed minimum number of barrels for the use of such FPSO.

        "Qualifying Contract Cash Flow" means the guaranteed payments under a Qualifying Contract, excluding payment associated with operating rates (assuming compliance with any minimum uptime requirement under such Qualifying Contract).

        "Related Party" means any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of the Principal and/or immediate family members of the Principal.

        "Relevant Taxing Jurisdiction" has the meaning provided under "Additional Amounts".

        "Replacement Assets" means any long-term assets, including property, plant or equipment of a nature or type that in each case is used or usable in the Permitted Business of a Restricted Subsidiary substantially all of the assets of which (other than working capital assets) would qualify as Replacement Assets.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Payments" has the meaning provided under "—Certain Covenants—Restricted Payments".

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary. Unless otherwise specified, "Restricted Subsidiary" refers to a Restricted Subsidiary of the Parent.

        "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to any Guarantor of any property, whether owned by such Guarantor at the Issue Date or later acquired, which has been or is to be sold or transferred by such Guarantor to such Person or to any other Person from whom funds have been or are to be advanced by such Person.

        "SEC" means the Securities and Exchange Commission of the United States.

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date; provided that "significant subsidiary" shall include all Guarantors.

        "Stated Maturity" means, with respect to any installment of interest or principal on any Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Structured Lease" means:

  (a)
  the existing leases and sub-leases and all related agreements or series of agreements (including, without limitation, any related letter of credit, payment, defeasance, assumption, deposit, acquisition and security agreements or arrangements) entered into among Bluewater or its Affiliates and the financial institutions named therein on or prior to the Issue Date in respect of the vessels Uisge Gorm, Glas Dowr and Bleo Holm (the "Existing Structured Lease Agreements"), in each case, as amended, restated and/or supplemented (including any new documentation executed in connection therewith) from time to time in the ordinary course of business and consistent with past practice whether before or after the Issue Date; provided that any agreement, series of agreements, amendment, restatement and/or supplement (including any new documentation executed in connection therewith) entered into after the Issue Date shall not constitute a Structured Lease to the extent that it or they (i) taken together with the Existing Structured Lease Agreements, change the substantive purpose and effect of the Existing Structured Lease Agreements or (ii) result in obligations that, notwithstanding the last sentence of the definition of "Indebtedness" or the last sentence of the definition of Attributable Debt, would be Indebtedness or Attributable Debt and such Indebtedness or such Attributable Debt is not fully and irrevocably defeased; provided further, however, that this clause (ii) shall not apply if Bluewater delivers to the Trustee an Officers' Certificate signed by the Chief Executive Officer and Chief Financial Officer (or Finance Director) of Bluewater certifying that any such Indebtedness or Attributable Debt has not been incurred in connection with a separate financing transaction, including the financing of an overhaul or upgrade of the Uisge Gorm, Glas Dowr or the Bleo Holm; and

  (b)
  any agreement or series of agreements (including, without limitation, any related letter of credit, payment, defeasance, deposit and security agreements or arrangements) and any amendment, restatement and/or supplement thereto, in each case, entered into after the Issue Date in the ordinary course of business and consistent with past practice (other than the Existing Structured Lease Agreements) and relating solely to the construction, ownership, deferred transfer of ownership or lease of an FPSO or related equipment subject to such agreements and, in each case, having the sole substantive effect or purpose of the advantageous use of Bluewater's assets consistent with applicable law, including any applicable fiscal law, and within the scope of such purpose and effect the allocation, maximization or utilization of tax benefits and/or tax losses; provided that any agreement, series of agreements, amendment, restatement and/or supplement pursuant to this clause (b) shall not constitute a Structured Lease to the extent it results in obligations that, notwithstanding the last sentence of the definition of "Indebtedness" or the last sentence of the definition of "Attributable Debt", would be Indebtedness or Attributable Debt and such Indebtedness or such Attributable Debt is not fully and irrevocably defeased.

        To the extent that any agreement, series of agreements, amendment, restatement and/or supplement does not constitute a Structured Lease by virtue of the provisos in either clause (a) or (b) above, all covenants under the Indenture shall be retested on such date with respect to the undefeased portion of the Indebtedness or Attributable Debt resulting from such agreement, series of agreements, amendment, restatement and/or supplement.

        "Subordinated Indebtedness" means any Indebtedness of the Issuer or a Guarantor, as the case may be (whether outstanding on the Issue Date or thereafter incurred) that is subordinate or junior in right of payment to the Notes or such Guarantee, as the case may be, pursuant to a written agreement.

        "Subsidiary" means, with respect to any specified Person:

  (1)
  any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

  (2)
  any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

        Unless otherwise specified, "Subsidiary" refers to a subsidiary of the Parent.

        "Successor Person" has the meaning provided under "—Redemption—Redemption for Taxation Reasons".

        "Surviving Entity" has the meaning provided under "—Certain Covenants—Limitation on Mergers and Certain Other Transactions".

        "TIA" means the U.S. Trust Indenture Act of 1939 as in effect on the date of the Indenture.

        "Trustee" means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

        "Trust Officer" means any officer within the corporate trust department of the Trustee including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by persons who at the time shall be officers, respectively, or to whom any corporate trust matter is referred because of such persons, knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of the Indenture.

        "Unrestricted Subsidiary" means any Subsidiary of Bluewater, other than the Issuer, that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

  (1)
  has no Indebtedness other than Non-Recourse Debt;

  (2)
  is not party to any agreement, contract, arrangement or understanding with the Parent or any Restricted Subsidiary of the Parent unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Parent or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Parent;

  (3)
  is a Person with respect to which neither the Parent nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

  (4)
  has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Parent or any of its Restricted Subsidiaries,

provided that a Subsidiary shall not fail to constitute an Unrestricted Subsidiary solely (1) because the Parent or any Restricted Subsidiary has (a) agreed to maintain a minimum equity ownership of such subsidiary or (b) agreed to use "good industry practices" with regard to its control of such Subsidiaries' activities or (2) by reason of obligations of the Parent or any Restricted Subsidiary of the Parent relating to Indebtedness of an Unrestricted Subsidiary of the Parent if such obligation constituted a Permitted Investment or a Restricted Payment permitted by the "Restricted Payments" covenant at the time of its incurrence or at the time of designation of such Subsidiary as an Unrestricted Subsidiary.

        Any designation of a Subsidiary of Bluewater as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "—Certain Covenants—Restricted Payments". If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Parent as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock", the Parent shall be in default of such covenant. The Board of Directors of the Parent may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Parent of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock", calculated on a pro forma basis as if such designation had occurred at the beginning of the Four Quarter Period; and (2) no Default or Event of Default would be in existence following such designation.

        "U.S. Dollar Equivalent" means, with respect to any monetary amount in a currency other than the dollar, at any time for the determination thereof, the amount of dollars obtained by converting such foreign currency involved in such computation into dollars at the spot rate for the purchase of dollars with the applicable foreign currency as quoted by Reuters at approximately 11:00 a.m. (London time) on a date not more than two Business Days prior to such determination. For purposes of determining whether any Indebtedness can be incurred (including Permitted Indebtedness), any Investment can be made or any Affiliate Transaction can be undertaken, the dollars of such Indebtedness, Investment or Affiliate Transaction shall be determined on the date incurred, made or undertaken based on such spot rate.

        "U.S. Dollars", "dollars" or the sign "$" means such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

        "U.S. Government Obligations" means direct non-callable obligations of the United States of America for the payment of which the full faith and credit of the United States is pledged.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time ordinarily entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

  (1)
  the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

  (2)
  the then outstanding principal amount of such Indebtedness.

        "Wholly-Owned Restricted Subsidiary" of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more wholly-owned subsidiaries of such Person and one or more wholly-owned subsidiaries of such Person.

REGISTRATION RIGHTS AGREEMENT

        In connection with the issuance of the unregistered notes, we entered into a registration rights agreement. Under that agreement, we agreed to:

  •
  file or confidentially submit a registration statement with respect to a registered offer to exchange the unregistered notes for new notes having terms substantially identical in all material respects to the notes, including the guarantees thereof, (except that the new notes will not contain terms with respect to transfer restrictions and additional interest) on or prior to 90 days after the date on which the unregistered notes were issued;

  •
  use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act on or prior to 180 days after the date on which the unregistered notes were issued;

  •
  offer to exchange the unregistered notes for the new notes promptly after the registration statement is declared effective; and

  •
  if requested, keep the registration statement effective for not less than 90 days after the closing of the exchange offer.

        Under the following circumstances, we will file with the Commission a shelf registration statement to cover resales of the unregistered notes by those holders who provide required information in connection with the shelf registration statement:

  •
  because of any change in law or in currently prevailing interpretations of the staff of the Commission, we are not permitted to effect the exchange offer;

  •
  the exchange offer is not consummated within 220 days after the date on which the unregistered notes were issued (except that the obligations under this clause will terminate upon consummation of the exchange offer);

  •
  in certain circumstances, certain holders of the unregistered notes so request; or

  •
  in the case of any holder that participates in the exchange offer, the holder does not receive unregistered notes on the date of the exchange that may be sold without restriction (other than pursuant to a prospectus delivery requirement for a participating broker-dealer) under state and federal securities laws (for any reason other than due solely to the status of the holder as an affiliate of the Issuer within the meaning of the Securities Act) and the holder so requests.

        In the event that such an obligation arises, we will use our reasonable best efforts to keep the shelf registration statement effective until the earlier of the time when all of the unregistered notes covered by the shelf registration statement cease to be "transfer restricted notes" (as defined in the registration rights agreement), two years after the date on which the unregistered notes were issued and the date on which all of the unregistered notes registered under the shelf registration statement have been sold thereunder. In addition, in the event that a shelf registration statement is filed, we will provide to each holder copies of the prospectus that is a part of the shelf registration statement, notify that holder when the shelf registration statement for the unregistered notes has become effective and take certain other actions as are required to permit unrestricted resales of the notes.

        A "registration default" will occur if, among other things:

  •
  neither the exchange offer registration statement nor the shelf registration statement is filed with or confidentially submitted to the Commission on or prior to 90 days after the date on which the unregistered notes were issued;

  •
  notwithstanding that we have consummated or will consummate the exchange offer, we are required to file a shelf registration statement and the shelf registration statement is not filed with or confidentially submitted to on or prior to 90 days after such filing obligation arises;

  •
  neither the exchange offer registration statement nor the shelf registration statement is declared effective by the Commission on or prior to 180 days after the date on which the unregistered notes were issued;

  •
  notwithstanding that we have consummated or will consummate the exchange offer, we are required to file a shelf registration statement and such shelf registration statement is not declared effective by the Commission on or prior to the 90th day following the date the shelf registration statement was filed (which in no event shall be earlier than 180 days after the date on with the unregistered notes were issued);

  •
  we have not consummated the exchange offer on or prior to the 40th day after the date on which the exchange offer registration statement was declared effective; or

  •
  if applicable, the shelf registration statement has been declared effective and the shelf registration statement ceases to be effective at any time during which we have agreed to keep it effective.

        If a registration default occurs, we will be obligated to pay additional interest to each holder of unregistered notes on the principal amount of the notes at a rate of 0.50% per annum for the first 90 days commencing with the occurrence of such registration default, which rate shall increase by an additional 0.50% per annum at the beginning of each subsequent 90-day period up to a maximum amount of additional interest of 1.0%. Notwithstanding the foregoing, additional interest may not accrue under more than one of the foregoing clauses at any one time, and additional interest shall cease to accrue upon a cure of the registration default giving rise to such interest.

        Holders who desire to tender their unregistered notes will be required to make to us the representations described under "The Exchange Offer—Purpose and Effect of the Exchange Offer" and "—Procedures for Tendering" in order to participate in the exchange offer. In addition, we may require holders to deliver information to be used in connection with the shelf registration statement in order to have their unregistered notes included in the shelf registration statement and benefit from the provisions regarding additional interest described in the preceding paragraph. A holder who sells unregistered notes under the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers. Such a holder will also be subject to the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder, including indemnification obligations.

        The description of the registration rights agreement contained in this section is a summary only. For more information, you may review the provisions of the registration rights agreement that we filed with the Commission as an exhibit to the registration statement of which this prospectus is a part.

BOOK ENTRY; DELIVERY AND FORM

        The new notes will initially be represented by one or more permanent global notes in definitive, fully registered book-entry form (the "Global Securities") that will be registered in the name of Cede & Co., as nominee of DTC. The Global Securities will be deposited on behalf of the acquirors of the new notes represented thereby with a custodian for DTC for credit to the respective accounts of the acquirors or to such other accounts as they may direct at DTC. See "The Exchange Offer—Book-Entry Transfer."

The Global Securities

        We expect that under procedures established by DTC:

  •
  upon deposit of the Global Securities with DTC or its custodian, DTC will credit on its internal system portions of the Global Securities that shall be comprised of the corresponding respective amounts of the Global Securities to the respective accounts of persons who have accounts with such depositary; and

  •
  ownership of the new notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of persons who have accounts with DTC ("participants"), and the records of participants, with respect to interests of persons other than participants.

        So long as DTC or its nominee is the registered owner or holder of any of the new notes, DTC or such nominee will be considered the sole owner or holder or such new notes represented by the Global Securities for all purposes under the indenture and under the new notes represented thereby. No beneficial owner of an interest in the Global Securities will be able to transfer such interest except in accordance with the applicable procedures of DTC in addition to those provided for under the indenture.

        Payments on the new notes represented by the Global Securities will be made to DTC or its nominee, as the registered owner thereof. None of the Company, the trustee or any paying agent under the indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

        We expect that DTC or its nominee, upon receipt of any payment on the new notes represented by the Global Securities, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Global Securities as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Securities held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payment will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds. If a holder requires physical delivery of a certificated security for any reason, including to sell new notes to persons in states that require physical delivery of such security or to pledge such securities, such holder must transfer its interest in the Global Securities in accordance with the normal procedures of DTC and the procedures in the indenture.

        DTC has advised us that DTC will take any action permitted to be taken by a holder of new notes, including the presentation of new notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the Global Securities are credited and only in respect of the aggregate principal amount as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the Global Securities for certificated securities that it will distribute to its participants.

        DTC has advised us as follows:

  •
  DTC is a limited-purpose company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Exchange Act;

  •
  DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates;

  •
  Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations;

  •
  DTC is owned by a number of its participants and by the New York stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.;

  •
  Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

  •
  The rules applicable to DTC and its participants are on file with the Commission.

        Although DTC is expected to follow these procedures in order to facilitate transfers of interests in the Global Securities among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither Bluewater Finance nor the trustee will have any responsibility for the performance by DTC or its direct or indirect participants on their respective obligations under the rules and procedures governing their operations.

Certificated Securities

        Interests in the Global Securities will be exchanged for certificated securities if:

  •
  DTC or any successor depositary (the "Depositary") notifies us that it is unwilling or unable to continue:

  •
  as depositary for the Global Securities, or has ceased to be a "clearing agency" registered under the Exchange Act, and, in either case, we fail to appoint a successor depositary within 90 days after the date of such notice; or

  •
  we determine not to have the notes represented by Global Securities.

        Upon the occurrence of either of the events described in the preceding sentence, we will cause the appropriate certified securities to be delivered.

        Neither we nor the trustee will be liable for any delay by the Depositary or its nominee in identifying the beneficial owners of the related new notes. Each such person may conclusively rely on, and will be protected in relying on, instructions from such Depositary or nominee for all purposes, including the registration and delivery, and the respective principal amounts, of the new notes to be issued.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER

        The following discussion is based on the current provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service (the "Service") will not take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conditions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below.

        WE RECOMMEND THAT EACH HOLDER CONSULT SUCH HOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF EXCHANGING SUCH HOLDER'S UNREGISTERED NOTES FOR NEW NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

        We believe that the exchange of unregistered notes for new notes pursuant to the exchange offer will not be treated as an "exchange" for federal income tax purposes because the new notes will not be considered to differ materially in kind or extent from the unregistered notes. Rather, the new notes received by a holder will be treated as a continuation of the unregistered notes in the hands of such holder. As a result, there will be no U.S. federal income tax consequences to holders exchanging unregistered notes for new notes pursuant to the exchange offer.

PLAN OF DISTRIBUTION

        Based on interpretations of the Commission staff in no action letters issued to third parties, we believe that each new note issued under the exchange offer may be offered for resale, resold and otherwise transferred by the holder of that new note without compliance with the registration and prospectus delivery provisions of the Securities Act if:

  •
  you are not our "affiliate" within the meaning of Rule 405 under the Securities Act;

  •
  any new notes will be acquired in the ordinary course of your business;

  •
  you have no arrangement or understanding with any person to participate in a distribution of the new notes; and

  •
  you are not engaged in and do not intend to engage in a distribution of the new notes.

        Broker-dealers receiving notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of the new notes.

        We believe that you may not transfer new notes issued under the exchange offer in exchange for unregistered notes if you are:

  •
  our "affiliate" within the meaning of Rule 405 under the Securities Act;

  •
  a broker-dealer that acquired unregistered notes directly from us; or

  •
  a broker-dealer that acquired unregistered notes as a result of market-making or other trading activities unless you acknowledge that, in connection with any resale of new notes acquired in exchange for such unregistered notes, you will deliver a prospectus meeting the requirements of the Securities Act.

        To date, the staff of the Commission has taken the position that participating broker-dealers may fulfill their prospectus deliver requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the unregistered notes, with the prospectus contained in the exchange offer registration statement. In the registration rights agreement, we have agreed to permit participating broker-dealers to use this prospectus in connection with the resale of new notes. We have agreed that, for a period of up to 90 days after the expiration of the exchange offer, we will make this prospectus, and any amendment of supplement to this prospectus, available to any broker-dealer that requests such documents in the letter of transmittal.

        If you wish to exchange your unregistered notes for new notes in the exchange offer, you will be required to make representations to us as described in "The Exchange Offer—Purpose and Effect of the Exchange Offer" and "—Procedures for Tendering—Your Representations to Us" of this prospectus and in the letter of transmittal. In addition, if you are a broker-dealer who receives new notes for your own account in exchange for unregistered notes that were acquired by it as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale by you of such new notes.

        We will not receive any proceeds from any sale of notes by broker-dealers. Broker-dealers who receive new notes for their own account in the exchange offer may sell them from time to time in one or more transactions in the over-the-counter market:

  •
  in negotiated transactions;

  •
  through the writing of options on the new notes or a combination of such methods of resale;

  •
  at market prices prevailing at the time of resale; or

  •
  at prices related to such prevailing market prices or negotiated prices.

        Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes. Any broker-dealer that resells new notes it received for its own account in the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an "underwriter" within the meaning of the Securities Act. Any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and be delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any brokers or dealers. We will indemnify holders of unregistered notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act, as provided in the registration rights agreement.

Transfer Restrictions on Outstanding Notes

        The unregistered notes were not registered under the Securities Act. Those unregistered notes may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except in accordance with an exemption from the Securities Act registration requirements. Accordingly, the unregistered notes were offered and sold in the United States only to "qualified institutional buyers" under Rule 144A under the Securities Act in transactions exempt from the registration requirements of the Securities Act.

LEGAL MATTERS

        The validity of the new notes and the guarantees thereof will be passed on for us by Linklaters, who are acting as our special United States counsel and our English legal advisers. Certain legal matters with respect to the new notes will be passed on for us by Maples and Calder Europe, who are acting as our Cayman legal advisers, and certain legal matters with respect to the guarantees of the new notes will be passed on for us by De Brauw Blackstone Westbroek N.V., who are acting as our Dutch legal advisers, by De Brauw Blackstone Westbroek P.C., who are acting as our Netherlands Antilles legal advisers, by Camilleri Preziosi, who are acting as our Maltese legal advisers, by Advokatfirmaet Schøjdt AS, who are acting as our Norwegian legal advisers, by Stroeter, Royster & Ohno, who are acting as our Brazilian legal advisers, and by Templars, who are acting as our Nigerian legal advisers.

EXPERTS

        The consolidated financial statements of Aurelia Energy N.V. as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 included in this prospectus have been audited by Deloitte & Touche Accountants, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given up their authority as experts in accounting and auditing.

GENERAL INFORMATION

1
Bluewater Finance Limited was incorporated in the Cayman Islands on June 8, 2001, with its corporate seat at Grand Cayman, Cayman Islands. The registered address is P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

2
Application has been made to list the new notes on the Luxembourg Stock Exchange. In connection with the application to list the new notes on the Luxembourg Stock Exchange, copies of the articles of association of Bluewater Finance Limited, and a legal notice relating to the issue of the new notes, will have been deposited prior to listing with the Chief Registrar of the District Court of Luxembourg (Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg), where such documents may be inspected and copies obtained upon request for so long as any of the new notes are outstanding.

3
So long as the new notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange shall so require, copies of the articles of association of Bluewater Finance Limited, the indenture (including the terms of the guarantees), the intercompany loan agreement and the registration rights agreement will be available for inspection at the office of the paying agent in Luxembourg. So long as the new notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange shall so require, copies of audited annual consolidated and unaudited quarterly consolidated financial statements of Aurelia Energy N.V. will be available, and may be obtained free of charge, during normal business hours on any business day (except Saturdays, Sundays and legal holidays) at the office of the paying and transfer agent referred to in paragraph 8 below. Aurelia Energy N.V. prepares its financial statements in accordance with U.S. GAAP.

4
The issue of the new notes was authorized by a written resolution of Bluewater Finance Limited's board of directors adopted on April 22, 2003. The guarantees of the new notes by the Dutch guarantors were approved by the managing boards of such guarantors and by the respective shareholder of each such guarantor by written resolutions or confirmations adopted on April 22, 2003. The guarantees of the new notes by the Netherlands Antilles guarantors were approved by the managing or executive boards of such guarantors and by the respective shareholder of each such guarantor by resolutions adopted on April 22, 2003 and by the respective shareholder of each such guarantor by resolutions adopted on April 22, 2003. The guarantees of the new notes by the Maltese guarantors were approved by the boards of directors of such guarantors by resolutions adopted on April 22, 2003. The guarantees of the new notes by the English guarantors were approved by the boards of directors of such guarantors by resolutions adopted on April 22, 2003 and by the respective shareholder of each such guarantor by resolutions adopted on April 22, 2003. The guarantees of the new notes by the Norwegian guarantors were approved by the partners of such guarantors by resolutions adopted on April 22, 2003. The guarantee of the new notes by the Brazilian guarantor was approved by the board of quotaholders of such guarantor by a resolution adopted on April 22, 2003. The guarantee of the new notes by the U.S. guarantor was approved by the board of directors of such guarantor by a resolution adopted on April 22, 2003. The guarantee of the new notes by the Nigerian guarantor was approved by the board of directors of such guarantor by a resolution adopted on April 22, 2003.

5
Except as disclosed in this prospectus, there has been no material adverse change in the financial position of Bluewater Finance Limited since the date of its incorporation.

6
Except as disclosed in this prospectus, there has been no material adverse change in the financial position of Aurelia Energy N.V. and its direct and indirect subsidiaries since December 31, 2002.

7
Except as disclosed in this prospectus, we are not involved in, and have no knowledge of a threat of, any litigation, administrative proceeding or arbitration which is or may be material in the context of the issue of the new notes.

8
We have appointed The Bank of New York (Luxembourg) S.A. as the paying and transfer agent for the new notes in Luxembourg. We reserve the right to vary such appointment. So long as the new notes are listed on the Luxembourg Stock Exchange, we will maintain a paying and transfer agent in Luxembourg.

9
The new notes have been accepted for clearance through the facilities of DTC, Euroclear and Clearstream. The new notes have a CUSIP number of 09623YAB9, a Common Code of 014288163 and an ISIN of US09623YAB92.

10
According to Chapter VI, Article 3, point A/II/2 of the rules and regulations of the Luxembourg Stock Exchange, the securities shall be freely transferable and therefore no transaction made on the Luxembourg Stock Exchange shall be cancelled.

GLOSSARY

Angus Field	The Angus oil field on the UK Continental Shelf (which has been tied back to the Uisge Gorm).
Blake Field	The Blake oil field on the UK Continental Shelf (which has been tied back to the Bleo Holm).
Blake Flank Field	The Blake Flank oil field on the UK Continental Shelf (which is expected to the tied back to the Bleo Holm).
Debottlenecking	The process of upgrading the production equipment on a floating production unit to increase processing capacity.
Dauntless Field	The Dauntless oil field on the UK Continental Shelf (on which the Glas Dowr initially operated).
Durward Field	The Durward oil field on the UK Continental Shelf (on which the Glas Dowr initially operated).
dwt	Metric dead weight ton.
Fergus Field	The Fergus oil field on the UK Continental Shelf (which has been tied back to the Uisge Gorm).
Fife Field	The Fife oil field on the UK Continental Shelf (on which the Uisge Gorm operates).
Flora Field	The Flora oil field on the UK Continental Shelf (which has been tied back to the Uisge Gorm).
First oil	The first day on which a field produces oil.
FPU	A floating production unit: a type of production unit other than a fixed platform that is used to process hydrocarbons offshore.
FPSO	A floating production storage and offloading unit: a type of floating production unit consisting of either a newly built or converted tanker hull upon which production equipment is mounted.
Gas lift	The injection of compressed gas into a well for the purpose of supporting the upward flow of heavier fluids to a fixed or floating production unit.
Lufeng Field	The Lufeng oil field in the South China Sea (on which the Munin operates).
P90	The level of oil reserves for which it is estimated that there is a 90% probability that the actual quantity will be more than the volume estimated and a 10% probability that it will be less.
Pierce Field	The Pierce oil field on the UK Continental Shelf (on which the Haewene Brim operates).
Risers	Flexible pipelines that carry fluids from the ocean floor to a floating production unit.
Ross Field	The Ross oil field on the UK Continental Shelf (on which the Bleo Holm operates).

G-1

Sable Field	The Sable oil field in the Bredasdorp Basin off the southeast coast of South Africa (on which the Glas Dowrwill operate).
Service agreements
The agreements with oil companies pursuant to which we design, develop and operate FPSOs. These agreements generally provide for a minimum contract period during which we provide such services, and may be extended by the relevant oil company. Notwithstanding that they are treated as "operating leases" under U.S. GAAP and presented as such in our financial statements, these agreements are referred to herein as service agreements, and the revenues we receive pursuant to them are sometimes referred to as, among other things, "contract payments", "FPSO contract revenues" or "payments under service agreements".
SPM system
A single point mooring system: a system that is used to secure a floating production unit, floating storage and offloading vessel or tanker to the ocean floor at an offshore field or a near-shore offloading facility where a harbor facility is unavailable or inaccessible while allowing the unit, vessel or tanker to weathervane freely.
Swivel
A device in an SPM system that is used in the transfer of fluids from the mooring system to equipment mounted on a floating production unit or floating storage or offloading vessel while the unit or vessel is weathervaning.
Tieback	The connection of a neighboring field to an existing production unit through the use of subsea equipment.
Turret	A type of single point mooring system that uses a cylinder around which the moored vessel rotates.
Umbilicals	A hydraulic or electrical cable used in well control.
Weathervaning	The rotation of a vessel around a single point mooring system.

G-2

INDEPENDENT AUDITORS' REPORT

To the Shareholder of Aurelia Energy N.V.

        We have audited the accompanying consolidated balance sheets of Aurelia Energy N.V., Willemstad (Curaçao), Netherlands Antilles and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aurelia Energy N.V. and its subsidiaries as at December 31, 2002 and 2001 and of the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche Accountants
Willemstad, (Curaçao), Netherlands Antilles,
March 28, 2003

Aurelia Energy N.V.

Consolidated Balance Sheets

		At December 31,
	Note	2002	2001
		(in U.S.$ thousands, except share and per share amounts)
ASSETS
Current assets
Cash and cash equivalents	7
Cash		22,576	15,261
Deposits		448	452

		23,024	15,713

Accounts receivable	8
Trade, net		27,963	36,966
Related party		89	65
Other receivables	9	4,716	15,614
Prepaid expenses		5,376	3,039

		38,144	55,684

Inventory
Work in process	10	11,789	2,248

		72,957	73,645

Non current assets
Restricted deposits	11	82,491	74,676
Fixed assets
Tangible fixed assets, net	12
FPSOs		954,755	917,847
Other tangible fixed assets		64,030	59,853
Income tax receivable		1,368	1,239
Deferred income taxes	27	84,970	59,085
Debt arrangement fees	13	19,249	2,842

		1,206,863	1,115,542

		1,279,820	1,189,187

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.

Consolidated Balance Sheets

		At December 31,
	Note	2002	2001
		(in U.S.$ thousands, except share and per share amounts)
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
Accounts payable		21,554	12,158
Related party		125	—
Income taxes	27	1,871	1,881
Wage taxes and social security contributions		1,672	1,150
Other liabilities and accrued expenses	14	34,473	23,220
Short term loan, related party	16	—	3,587
Short term portion of long term bank loans	17	—	47,828
Billings in excess of cost and unrealized income		1,958	9,615

		61,653	99,439

Non current liabilities
Long term bank loans (net of short term portion)	17	324,733	495,162
10 1/4% Senior Notes due 2012	18	256,370	—
Long term loans, related party	19	125,849	117,616
Tax lease benefits liability	20	39,395	42,068
Interest rate swaps	29	7,736	6,004
Deferred income	21	—	1,098
Pensions	22	3,893	3,096

		757,976	665,044

Shareholder's equity
Non profit sharing 5% non cumulative preference shares, U.S.$1,000 par value, 34,000 shares authorized, issued and outstanding as of December 31, 2002 and 2001, respectively		34,000	34,000
Common shares, U.S.$1,000 par value, 136,000 shares authorized, issued and outstanding as of December 31, 2002 and 2001, respectively		136,000	136,000
Retained earnings	32	315,938	278,560
Accumulated other comprehensive loss		(25,747)	(23,856)

		460,191	424,704

		1,279,820	1,189,187

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.

Consolidated Statements of Income

		For the years ended December 31,
	Note	2002	2001	2000
		(in U.S.$ thousands, except share and per share amounts)
Revenues	28	262,799	197,317	200,197

Operating expenses
Operations expenses	23	145,309	83,795	67,847
Selling, general and administrative	24	9,736	9,467	7,834
Depreciation of tangible fixed assets	12	54,038	58,335	64,058
Other operating income	26	(4,046)	(3,375)	(3,847)

		205,037	148,222	135,892

Operating income		57,762	49,095	64,305

Financial income and expense
Interest income		3,447	5,188	5,638
Interest expense		(48,898)	(28,776)	(36,116)
Currency exchange results		1,452	5,759	4,102

		(43,999)	(17,829)	(26,376)

Income before income taxes		13,763	31,266	37,929
Income tax benefits	27	(23,615)	(32,614)	(21,910)

Net income	31	37,378	63,880	59,839

Basic and diluted earnings per common share		275	470	440

Weighted average number of common shares outstanding		136,000	136,000	136,000

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.

Consolidated Statements of Changes in Shareholder's Equity

	For the years ended December 31, 2002, 2001 and 2000
	Issued and Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder's Equity
	(in U.S.$ thousands)
Balance at January 1, 2000	170,000	154,841	(17,354)	307,487

Net income 2000	—	59,839	—	59,839
Translation result	—	—	(375)	(375)
Comprehensive income for the year	—	—	—	59,464

Balance at December 31, 2000	170,000	214,680	(17,729)	366,951

Net income 2001	—	63,880	—	63,880
Implementation of SFAS 133 January 1, 2001	—	—	(2,500)	(2,500)
Decrease in fair value of cash flow hedges	—	—	(3,504)	(3,504)
Translation result	—	—	(123)	(123)

Comprehensive income for the year	—	—	—	57,753

Balance at December 31, 2001	170,000	278,560	(23,856)	424,704

Net income 2002	—	37,378	—	37,378
Decrease in fair value of cash flow hedges	—	—	(1,732)	(1,732)
Translation result	—	—	(159)	(159)

Comprehensive income for the year	—	—	—	35,487

Balance at December 31, 2002	170,000	315,938	(25,747)	460,191

The accompanying notes are an integral part of these consolidated financial statements.

Aurelia Energy N.V.

Consolidated Statements of Cash Flows

	For the years ended December 31,
	2002	2001	2000
	(in U.S.$ thousands)
Cash flows from operating activities
Net income	37,378	63,880	59,839
Adjustments to reconcile net income to cash provided
Depreciation of tangible fixed assets	54,038	58,335	64,058
Amortization of debt arrangement fees	2,395	710	711
Increase in deferred income tax assets	(25,885)	(32,384)	(23,653)
Accrued interest on long-term loan from related party	8,233	1,266	1,858
Amortization of discount on 10 1/4% Senior Notes due 2012	348	—	—
Change in pension provision	797	512	339
Addition provision for uncollectable accounts receivable	1,161	56	801
Change in operating assets and liabilities, net of effect of acquisitions
Interest on restricted deposits	(12,457)	(995)	1,402
(Increase)/decrease income taxes receivable	(129)	(99)	263
(Increase)/decrease in work in process	(9,541)	(2,044)	4,078
(Increase)/decrease in trade receivables	7,842	(4,012)	23,339
(Increase)/decrease in related party receivables	(24)	(2)	2
(Increase)/decrease in other receivables	11,820	(8,024)	4,990
(Increase)/decrease in prepaid expenses	(2,337)	(2,593)	1,992
(Decrease)/increase in accounts payable	9,396	792	(7,185)
Increase in related party payable	125	—	—
(Decrease)/increase in other liabilities and accrued expenses	12,176	(1,234)	(22,764)
Increase in other short term liabilities other than loans	512	651	702
(Decrease)/increase in billings in excess of cost and unrealized income	(7,657)	6,280	3,330
Decrease of non current liabilities, other than loans	(3,771)	(7,376)	(10,267)

Net cash provided by operating activities	84,420	73,719	103,835

Cash flows from used in investing activities
Additions to tangible fixed assets	(95,105)	(13,647)	(11,911)
Acquisition Munin Business, net of cash acquired	—	(90,654)	—
Acquisition Haewene Brim Business, net of cash acquired	—	(181,047)	—
Repayments on notes receivable	—	246	27

Net cash used in investing activities	(95,105)	(285,102)	(11,884)

Cash flows provided by (used in) financing activities
Proceeds from long term and short term loans from banks and third parties	678,622	338,500	42,799
Proceeds from issuance 10 1/4% Senior Notes due 2012	256,022	—	—
Proceeds from restricted deposits	4,642	1,019	3,898
Redemption of loans and short term bank liabilities	(896,879)	(135,652)	(133,733)
Redemption of long term and short term loans from related party	(3,587)	(4,025)	(288)
Debt arrangement fees	(18,802)	—	—
Redemption of short term loans to related parties	—	3,433	277

Net cash provided by (used in) financing activities	20,018	203,275	(87,047)

Translation differences	(2,022)	(1,474)	(819)

Net increase/(decrease) in available cash and cash equivalents	7,311	(9,582)	4,085

Cash and cash equivalents at beginning of year	15,713	25,295	21,210

Cash and cash equivalents at end of year	23,024	15,713	25,295

Additional cash flow disclosures
Interest paid	41,829	20,738	28,232
Taxes paid	520	266	1,642

The accompanying notes are a integral part of these consolidated financial statements.

Aurelia Energy N.V.

Notes to Consolidated Financial Statements
at December 31, 2002, 2001 and 2000
(all amounts in U.S.$ thousands, except share and per share amounts)

1      General

(a)   Structure

        Aurelia Energy N.V. (the "Company") has its legal seat in Willemstad (Curaçao), Netherlands Antilles. The Company's principal activity is to act as a holding company for the Bluewater group.

        All common shares and preference shares of the Company are held by Aurelia Holding N.V., Willemstad (Curaçao), Netherlands Antilles, a (dormant) company, of which all shares are directly held by the President of the Company.

        Its major investment is Bluewater Energy N.V., the holding of a group of companies engaged in the field of the supply of services and products to the oil industry. Bluewater Energy N.V. together with its group companies are further referred to as Bluewater.

        The registrants' office address of the group is located at Marsstraat 33, 2132 HR Hoofddorp, The Netherlands.

(b)   Activities

        Bluewater is a specialized service provider to, and operator in, the offshore oil industry. Bluewater (i) designs, develops, owns and operates floating production storage and offloading units ("FPSOs") which are leased to oil companies under medium and long-term lease contracts, and (ii) designs, develops, performs project management and constructs single point mooring systems ("SPMs").

        An FPSO is a type of floating production unit used by oil companies to produce, process, store and offload hydrocarbons from offshore fields. FPSOs are either newly built or converted tankers upon which production equipment is mounted. The fluids (oil, gas and water) are processed onboard the FPSO vessel, and the treated crude oil is stored before being exported by an offtake system utilizing shuttle tankers. Bluewater's fleet of FPSOs is involved in the production, rather than the exploration or drilling, of oil. The FPSOs are leased to oil companies under medium and long-term contracts.

        SPMs are used to transfer fluids to and from a floating production unit, an offshore storage vessel or shuttle tanker while securing the unit, vessel or tanker to the ocean floor. Most SPMs consist of an anchoring system that is connected to the ocean floor and a fluid transfer system that permits the transfer of fluids between fixed and rotating parts of the mooring system. SPMs are generally developed and constructed for oil companies and contractors.

        Revenues are earned from the fixed day rates consisting of a facility fee and an indexed operating fee that are received from the operation of FPSOs pursuant to leases with oil companies, supplemented primarily with fees from predetermined thresholds on volumes produced (oil production, water injection, and gas uplift) and predetermined levels of uptime, and from the design, engineering and management services that are provided in the various FPSO and SPM projects being managed. FPSO and SPM projects are being managed from the initial design and engineering phase to final installation. Further Bluewater engages subcontractors in the fabrication of FPSOs, SPMs and auxiliary equipment.

2      Principles of Consolidation

        All significant intercompany balances and transactions are eliminated in consolidation. The consolidated financial statements integrally include the financial statements of the Company and the following group companies, which are controlled by the Company:

Name	Legal Seat
Bluewater Energy N.V.	Willemstad, Curaçao
Bluewater Offshore Production Systems Ltd.	Valletta, Malta
Bluewater Holding B.V.	Hoofddorp, The Netherlands
Bluewater Finance Ltd.	George Town, Cayman Islands
Bluewater Terminal Systems N.V.	Willemstad, Curaçao
Bluewater Floating Production B.V.	Hoofddorp, The Netherlands
Bluewater Energy Services B.V.	Haarlemmermeer, The Netherlands
Bluewater International B.V.	Hoofddorp, The Netherlands
Bluewater (Malta) Ltd.	Valletta, Malta
Bluewater Offshore Production Systems N.V.	Willemstad, Curaçao
Bluewater Equipment Leasing Ltd.	Valletta, Malta
Bluewater (Glas Dowr) N.V.	Willemstad, Curaçao
Bluewater Services (UK) Ltd.	London, United Kingdom
Bluewater Operations (UK) Ltd.	London, United Kingdom
Bluewater (UK) Ltd.	London, United Kingdom
Bluewater (Floating Production) Ltd.	London, United Kingdom
Bluewater Offshore Production Systems Nigeria Ltd.	Lagos, Nigeria
Bluewater (Bleo Holm) N.V.	Willemstad, Curaçao
Bluewater (Munin) N.V.	Willemstad, Curacao
Bluewater (Haewene Brim) N.V.	Willemstad, Curacao
Lufeng Development Company ANS	Oslo, Norway
Pierce Production Company Ltd.	London, United Kingdom
Bluewater (New Hull) N.V.	Willemstad, Curaçao
Bluewater Norway ANS	Oslo, Norway
and certain non operating or dormant entities.

        All consolidated group companies are 100% owned by the Company.

3      Accounting Principles

(a)   General

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as summarized below. These accounting principles have all been applied consistently throughout all years presented. Certain reclassifications have been made to the comparative figures in order to conform to the current year's presentation.

        The financial statements have been prepared under the historical cost convention.

(b)   Use of estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results can differ from those estimates.

(c)   Foreign currencies

            i.  Reporting currency

        Because of the international nature of the Company's activities and the fact that the Company's transactions are primarily denominated in U.S. dollars, the financial statements are prepared in U.S. dollars.

           ii.  Functional currency

        Consolidated group companies having other functional currencies than U.S. dollars are the group companies legally seated in the Netherlands having Euros and the group companies legally seated in the United Kingdom having pound sterling as functional currency.

          iii.  Foreign currency assets, liabilities and transactions

        Monetary assets and liabilities denominated in foreign currencies are remeasured into the respective functional currencies at the rate of exchange prevailing at year-end. Transactions in foreign currencies are remeasured into the respective functional currencies at the exchange rate in effect at the time of the transaction. The exchange results are recorded under financial income and expense in the statement of income.

          iv.  Foreign entities

        Assets and liabilities of foreign group companies not denominated in U.S. dollars are for consolidation purposes translated into U.S. dollars at the rates of exchange prevailing at year-end. Income and expense are translated at the average rates of exchange for the month.

        Gains and losses resulting from the translation are recorded directly in shareholder's equity, as a foreign currency translation reserve.

(d)   Cash and cash equivalents

        Cash includes cash on hand and cash with banks. Cash equivalents are short-term deposits with original maturities of three months or less.

(e)   Accounts receivable

        Accounts receivable are stated at face value, less an allowance for possible uncollectable accounts.

(f)    Inventory

        Work in process for construction of SPM and auxiliary equipment projects are accounted for on the basis of percentage of completion (see note 3(o) Recognition of income).

        Project cost includes materials, direct labor and an attributable proportion of manufacturing overheads based on normal levels of activity. Anticipated losses on projects because net realizable value is lower than budgeted cost are fully provided for. Net realizable value is based on estimated selling price, less further costs expected to be incurred for completion and disposal. The provision for anticipated losses on contracts is presented under other liabilities and accrued expenses.

(g)   Tangible fixed assets

        Tangible fixed assets are stated at the construction or the acquisition cost, less straight-line depreciation. The construction cost includes interest cost from interest bearing debts relating to and used for the construction of the related asset. The depreciation is calculated on the basis of acquisition cost less residual value and the estimated useful life of the related asset.

        The estimated useful lives are:

Buildings	33 years
FPSOs	15 years
Machinery and other equipment	3–12 years
Office equipment and other tangible fixed assets	4–10 years

        Tangible fixed assets operated by the Company under a financial lease agreement are capitalized.

(h)   Impairment of long-lived assets

        The Company periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets". Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Company will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, the Company will record impairment losses to write the asset down to fair value, measured by the discounted estimated net future cash flows expected to be generated from the assets. During the 3 years ended December 31, 2002, no impairment losses have been recorded by the Company.

(i)    Debt arrangement fees

        Debt arrangement fees represent costs incurred in arranging a corporate borrowing facility and costs incurred in the issuance of 10 1/4% Senior Notes due 2012 and are amortized on a straight line basis to interest expenses over the term of the facility and the term of the 10 1/4% Senior Notes due 2012, respectively. Amortization on a straight-line basis approximates the effective interest rate method over the duration of the related debt.

(j)    Accounting for leases

            i.  Finance lease (lessee)

        The Company accounts for finance leases by capitalizing the related asset and by recognizing the related debt at amounts equal to the fair value of the leased asset and related debt, respectively, at inception of the lease.

           ii.  Operating lease (lessor)

        Income from operating leases is recognized in income on a straight-line basis over the duration of the contracts.

        Direct operating costs incurred specifically to earn revenues from an operating lease are recognized as an expense in the income statement in the period in which they are incurred.

(k)   Tax lease benefits liability

        Tax lease benefits liability represents the amount that would need to be repaid to the lessor in the event of a voluntary termination of the leaseback arising from the tax lease structures of the FPSO Uisge Gorm, the FPSO Glas Dowr and the process facilities on board of the FPSO Bleo Holm. The liability declines as the tax benefits are recognized by the lessor.

(l)    Deferred income

        Deferred income represents additional fees received from a client in compensation of additional capital expenditures made by the Company for the FPSO Uisge Gorm. The fee is being taken to income under revenues on a straight-line basis over the original lease period of 7 years, commencing August 1995.

(m)  Pensions

            i.  Defined benefit plan

        The Company provides defined benefit pension plans for all employees in the Netherlands. The funds are valued every year by professionally qualified independent actuaries. The obligations and costs of pension benefits are determined using a projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation.

        Actuarial gains or losses are amortized based on the expected average remaining working lives of the employees, when these gains or losses exceed the 10% corridor of the pension benefit obligation.

        The pension obligation is measured at the present value of estimated future cash flows using a discount rate that is similar to the interest rate of Dutch government bonds, where the currency and terms of the government bond are consistent with the currency and estimated terms of the defined benefit obligation.

           ii.  Defined contribution plan

        In addition to the defined benefit plans described above, the group companies in the United Kingdom sponsor defined contribution plans based on local practice and regulations. The plans provide for contributions amounting to 5% of salary. The contributions relating to defined contribution plans are charged to income in the year to which they relate.

(n)   Financial instruments

        Derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative instrument's fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

        For derivative financial instruments designated and that qualify as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are recorded as a component of accumulated other comprehensive income in shareholder's equity until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings.

        Currently, the Company actively uses both interest rate swaps and foreign currency exchange contracts to mitigate its potential exposures to movements in interest rates and currency exchange rates. However, the Company elected only to designate the interest rate swaps as hedging instruments. Accordingly, the foreign currency exchange contracts are marked to market at each reporting date with the gains and losses being recognized under other liabilities and accrued expenses in the balance sheet and under currency exchange results in the income statement. The net gains and losses on the revaluation of the derivative instruments that are designated and qualify as cash flow hedges are reported as a separate component of accumulated other comprehensive income (loss) to the extent the hedge is effective.

(o)   Recognition of income

        In general, the Company recognizes revenues from operating lease arrangements of FPSOs, construction (design, engineering and project management) of SPMs and installation and mobilization of FPSOs and SPMs.

            i.  Operating lease arrangements for FPSOs

        Revenues under operating lease arrangements are recognized when the FPSO is made available to the lessee, and the fee is due based on a signed lease contract.

        Income under the lease agreements for the FPSOs comprises, depending on the vessel, the following:

  (1)
  A facility fee;

  (2)
  An operational fee;

  (3)
  Amounts related to the volumes of water, gas and oil produced;

  (4)
  Payments which may become payable depending on changes in the price of oil.

        The contingent payments that depend on changes in the price index, the volume produced (typically the volume of oil produced and in certain instances, the volume of water produced and the volume of gas lifted), and the price of oil are only included in the determination of income when the relevant index is adjusted or the specified volume has been produced or the price of oil has changed. All other payments due under the lease are recognized on a straight line basis over the lease term.

        For more specific disclosure with respect to the material terms of the operating lease arrangements and the related revenue recognition policies by FPSO, reference is made to note 5.

           ii.  Construction of SPMs and auxiliary equipment

        Revenue from construction (design, engineering and project management) of SPMs and auxiliary equipment are recognized under the percentage of completion method of accounting as the project is performed. Percentage of completion is measured by the labor and material cost incurred to total estimated labor and material cost method.

        Billings issued to and cash payments received from customers in excess of estimated earnings are not shown as sales revenues, but deducted without effect on income from cost and estimated earnings in excess of billings on uncompleted contracts or added to billings in excess of cost and estimated earnings on uncompleted contracts.

        Changes in project conditions may result in revisions to previously recorded costs and revenues for a particular project. These changes are recognized in the period in which the revisions are determined; this generally occurs when formal change orders are signed between the Company and the customer. Furthermore, provisions for estimated losses of uncompleted contracts are made in the period in which such losses are determined.

          iii.  Installation, mobilization and other services

        In connection with FPSOs and SPMs, the Company recognizes revenues from installation, mobilization and other services when the services are provided based on written service agreements, the services have been accepted by the customer and the collectibles of the receivable is probable.

(p)   Research and development costs

        Research and development costs are expensed in the period in which they are incurred. Research and development expenditures for the years 2002, 2001 and 2000 amount to approximately U.S.$400, U.S.$400 and U.S.$500, respectively.

(q)   Income taxes

        The income tax charge is based on the tax regime applicable to the various group companies in the countries in which they are legally seated. These tax regimes charge income taxes based on operating profits or on the basis of other criteria as agreed upon by the group in specific tax rulings. Deferred taxation is considered in accounting for the income tax charge for the year.

        Deferred income taxes are accounted for using the balance sheet liability method. Deferred income taxes are provided for temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Future tax benefits attributable to these differences, if any, are recognized to the extent that realization of such benefits is more likely than not.

(r)   Provisions

        Provisions are recognized when a present obligation as a result of a past event exists, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(s)   Contingencies

        Contingent assets are not recognized in the financial statements.

(t)    New Accounting Principles

SFAS 143

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 143, "Accounting for Asset Retirement Obligations." SFAS 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. The provisions of this statement are effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not anticipate that the adoption of SFAS 143 will have a material impact on the consolidated financial statements.

SFAS 145

        As of January 1, 2002, the Company adopted SFAS 145, "Rescission of SFAS No. 4, 44, 64, Amendment of SFAS No. 13, and Technical Corrections." SFAS 4, which was amended by SFAS 64, required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. SFAS 13 was amended to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Adopting SFAS 145 did not have a material impact on the consolidated financial statements.

SFAS 146

        In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not anticipate that the adoption of SFAS 146 will have a material impact on the consolidated financial statements.

SFAS 148

        In December 2002, the FASB issued SFAS No.148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123", ("SFAS 148"). SFAS 148 amends FASB Statement No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. Additionally, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro forma disclosures when the intrinsic value method continues to be used. The statement is effective for fiscal years beginning after December 15, 2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002. Since the Company does not have a stock-based compensation plan the adoption of SFAS 148 will not have any impact on the consolidated financial statements.

EITF 00-21

        In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not anticipate that the adoption of EITF Issue No. 00-21 will have a material impact on the consolidated financial statements.

FIN 45

        In November 2002, the FASB issued Interpretation Number 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002 and we have adopted those requirements for our financial statements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Company is currently investigating whether the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on the consolidated financial statements.

FIN 46

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of APB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company does not anticipate that the adoption of FIN 46 will have a material impact on the consolidated financial statements.

4      Recent Acquisitions

(a)   Acquisition Munin Business

        On September 20, 2001, Aurelia Holding N.V., being the holding company of Aurelia Energy N.V., initially acquired the Munin business. At the same date, Aurelia Holding N.V. entered into a binding agreement with one or more subsidiaries of Aurelia Energy N.V. to transfer the Munin Business and the financing relating thereto to such subsidiaries. These agreements were effectuated on January 28, 2002. Therefore, this transfer has been accounted for as a reorganization of entities under common control. Accordingly, the Munin Business is included in the financial statements of Aurelia Energy N.V. as of September 20, 2001.

        The Munin Business comprised the following:

  i.
  the FPSO Munin; and

  ii.
  the entire interest in the partnership Lufeng Development Company ANS ("LDC").

        The acquisition, and the related financing, of the Munin Business comprises an agreed amount adjusted for the net asset value of LDC at the acquisition date. The purchase price allocation is as follows:

	Carrying Value September 20, 2001	Fair Value Adjustments	Fair Value
	(in U.S.$ thousands)
FPSO Munin	112,373	(21,316)	91,057
Cash	403	—	403
Other current assets	5,301	—	5,301
Current liabilities	(5,704)	—	(5,704)

Purchase price	112,373	(21,316)	91,057

        The unaudited pro forma income statement data for the years ended December 31, 2001 and 2000, giving effect to the acquisition of the Munin Business and the related financing, as if the acquisition occurred as of the beginning of the respective periods, would be as follows:

	2001	2000
	(in U.S.$ thousands)
Unaudited Income Statement Data:
Revenues	212,618	249,390

Operating expenses
Operations expenses	86,027	72,250
Selling, general and administrative expenses	9,767	8,236
Depreciation of tangible fixed assets	60,801	69,825
Other operating income	(3,375)	(3,847)

	153,220	146,464

Operating income	59,398	102,926
Financial income and (expense)	(19,124)	(30,418)
Income tax benefits	(30,389)	(17,013)

Net income	70,663	89,521

        The fair value allocated to the operating contract with the oil company attached to the FPSO Munin amounts to approximately U.S.$1,000. Considering the relative insignificance of this amount, the contract value has not been separated from the preliminary purchase price. The value of the contract has been included in the amount allocated to the FPSO.

        The acquisition was fully financed by a bridge facility of U.S.$91,057. The bridge facility bore interest at a margin of 1.3% over Libor. Based on a binding agreement with a consortium of banks financing the bridge facility, the bridge facility was refinanced into a long-term replacement credit facility on January 28, 2002. Therefore, the bridge facility has been classified as a non-current liability.

        The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each period, nor are they necessarily indicative of the future consolidated results.

        The purchase contract of the Munin business includes a guarantee by the sellers to reimburse the Company for the difference, if positive, between the net present value of a minimum level of contract revenues based on a fixed day rate of U.S.$50 during the period from September 20, 2001 until February 2004 minus the net present value of the contract revenues (i.e. facility fee plus fee payments) actually earned by the Company during the period from September 20, 2001 until the end of the contract period, which may be prior to February 2004.

        If and when the guarantee becomes effective (at the end of the contract period), the effect, if any, will be treated as an adjustment to the purchase price of the Munin Business.

(b)   Acquisition Haewene Brim

        On November 9, 2001, Aurelia Holding N.V., being the holding company of Aurelia Energy N.V., initially acquired the Haewene Brim business. At the same date, Aurelia Holding N.V. entered into a binding agreement with one or more subsidiaries of Aurelia Energy N.V. to transfer the Haewene Brim Business and the financing relating thereto to such subsidiaries. This transfer is effectuated at January 28, 2002. The transfer has been accounted for as a reorganization of entities under common control. Accordingly, the Haewene Brim Business is included in the financial statements of Aurelia Energy N.V. as of November 9, 2001.

        The Haewene Brim Business comprised the following:

  i.
  the FPSO Haewene Brim; and

  ii.
  the legal entity Pierce Production Company ("PPC").

        The acquisition, and the related financing, of the Haewene Brim Business comprises an agreed amount adjusted for the net asset value of PPC at the acquisition date. The purchase price allocation is as follows:

	Carrying Value November 9, 2001	Fair Value Adjustments	Fair Value
	(in U.S.$ thousands)
FPSO Haewene Brim	204,013	(13,798)	190,215
Other tangible fixed assets	73	—	73
Cash	13,787	—	13,787
Other current assets	2,058	—	2,058
Current liabilities	(11,299)	—	(11,299)

Purchase price	208,632	(13,798)	194,834

        The unaudited pro forma income statement data for the years ended December 31, 2001 and 2000, giving effect to the acquisition of the Haewene Brim Business and the related financing, as if the acquisition occurred as of the beginning of the respective periods, would be as follows:

	2001	2000
	(in U.S.$ thousands)
Unaudited Income Statement Data:
Revenues	241,852	264,933

Operating expenses
Operations expenses	99,192	87,317
Selling, general and administrative expenses	10,111	9,205
Depreciation of tangible fixed assets	67,020	76,090
Other operating income	(3,375)	(3,847)

	172,948	168,765

Operating income	68,904	96,168
Financial income and (expense)	(22,399)	(34,713)
Income tax benefits	(31,665)	(18,768)

Net income	78,170	80,223

        The fair value allocated to the operating contract with the oil company attached to the FPSO Haewene Brim amounts to approximately U.S.$1,000. Considering the relative insignificance of this amount the contract value has not been separated from the preliminary purchase price. The value of the contract has been included in the amount allocated to the FPSO.

        The acquisition was fully financed by a bridge facility of U.S.$194,834. The bridge facility bore interest at a margin of 1.3% over Libor. Based on a binding agreement with a consortium of banks financing the bridge facility, the bridge facility was refinanced into a long-term replacement credit facility on January 28, 2002. Therefore, the bridge facility has been classified as a non-current liability.

        The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each period, nor are they necessarily indicative of the future consolidated results.

5      Operating Lease Arrangements for FPSOs

        The material terms of the Company's FPSO agreements and the related revenue recognition policies are as follows:

(a)   FPSO Uisge Gorm

        The FPSO Uisge Gorm fees earned consist of:

  •
  A facility fee per day which is fixed for the lease period on the basis of a maximum number of days downtime per quarter. If the number of days downtime per quarter exceeds a certain limit, the facility fee can be reduced by a maximum of 50%, unless the Company demonstrates practical best endeavors in restarting production. The facility fee is recognized on a straight-line basis over the lease period. The reductions for downtime, if any, are recognized quarterly when incurred.

  •
  An operational fee per day for the operation, maintenance and insurance of the FPSO on the basis of minimum average oil production and water reinjection uptimes per year that exceed 95% and 85%, respectively. If the oil production and water reinjection uptimes fall below these thresholds, the operational fee is reduced according to a predetermined formula. The operational fee is adjusted periodically based on changes in agreed-upon official price indices applicable in the industry. The operational fee is recognized on a straight-line basis over the lease term. Contingent payments that depend on the uptimes for oil production and water injection or on changes in the price indices are recognized when the specified uptimes are realized or when the applicable price indices have changed.

  •
  Fee payments which relate to the specified and agreed upon volume of oil and water produced and gas lifted. Fee payments that depend on the volumes of oil and water produced and gas lifted are recognized when the specified and agreed-upon volumes have been produced.

  •
  Fee payments related to the price of oil up to a maximum of U.S.$10,000 since inception of the lease. This maximum was reached in October 2001. Fee payments that depend on the price of oil are recognized when the agreed-upon price level of oil has been reached.

(b)   FPSO Bleo Holm

        The FPSO Bleo Holm fees earned consist of:

  •
  A facility fee per day which is fixed for the lease period on the basis of an average weighted oil production, water reinjection and gas uplift uptime per quarter that exceeds 92.5%. If this weighted uptime exceeds or falls below this threshold, the facility fee is adjusted upward or downward quarterly on a pro rata basis. The facility fee is recognized on a straight-line basis over the lease period. The upward and/or downward adjustments for uptime, if any, are recognized quarterly when incurred.

  •
  An operational fee per day for the operation, maintenance and insurance of the FPSO, which is adjusted periodically based on changes in agreed-upon official price indices applicable in the industry. The operational fee is recognized on a straight line basis over the lease term. Contingent payments that depend on the changes in the price indices are recognized when the applicable price indices have changed.

  •
  Fee payments which are related to specified and agreed upon volumes of oil produced. Fee payments that depend on the volumes of oil are recognized when the specified and agreed-upon volumes have been produced.

(c)   FPSO Glas Dowr

        The FPSO Glas Dowr fees earned consist of:

  •
  A facility fee per day which is fixed for the lease period on the basis of minimum average oil production and water reinjection and uptimes per quarter exceeds 95%. If the oil production and water injection uptime exceeds or falls below this threshold, the facility fee is adjusted upward or downward quarterly on a pro rata basis. The facility fee is recognized on a straight-line basis over the lease period. The upward and/or downward adjustments for uptime, if any, are recognized quarterly when incurred.

  •
  An operational fee per day for the operation, maintenance and insurance of the FPSO on the basis of minimum average oil production and water reinjection uptimes per quarter of 95%. If the average oil production and water reinjection uptime exceeds or falls below this threshold, the operational fee is adjusted upward or downward on a pro rata basis. The fee is adjusted periodically based on changes in actual costs. The operational fee is recognized on a straight-line basis over the lease term. Contingent payments that depend on the uptimes or on changes in actual costs are recognized when the uptimes are realized or the actual costs have changed.

        During the year 2002 the Glas Dowr topsides were adjusted for relocation to another field. Since August 7, 2001 no facility and operational fees were earned.

(d)   FPSO Haewene Brim

        The FPSO Haewene Brim fees earned consist of:

  •
  A facility fee per day which is fixed for the lease period on the basis of minimum gas reinjection uptime per year of 85%. If this gas reinjection uptime falls below this threshold, the facility fee is adjusted downward yearly on a pro rata basis. If the gas reinjection uptime is above 92%, the facility fee is adjusted upward yearly on a pro rata basis. The facility fee is recognized on a straight-line basis over the lease period. The upward and/or downward adjustments for uptime, if any, are recognized annually when incurred.

  •
  An operational fee per day for the operation, maintenance and insurance of the FPSO, which is adjusted periodically based on changes in agreed upon official price indices applicable in the industry. The operational fee is recognized on a straight line basis over the lease term. Contingent payments that depend on changes in the price indices are recognized when the applicable price indices have changed.

  •
  Fee payments which are related to specified and agreed upon volumes of oil produced and the price of oil. Fee payments that depend on the volumes of oil produced and the price of oil are recognized when the specified and agreed upon volumes have been produced.

(e)   FPSO Munin

        The FPSO Munin fees earned consist of:

  •
  A facility fee per day which is fixed for the lease period on the basis of a minimum average oil production uptime per month of 93%. If the oil production uptime falls below this threshold, the facility fee is adjusted downward monthly according to a pre determined formula. There exists a minimum facility fee per day. The facility fee is recognized on a straight-line basis over the lease period. The upward and/or downward adjustments for oil production uptime, if any, are recognized monthly when incurred. The recognized facility fee is, at a minimum, the minimum facility fee.

  •
  Reimbursement of all operating expenses, except for some limited marine expenses and certain taxes. Reimbursement of operating expenses is recognized when the expenses are incurred.

  •
  Fee payments which are related to the volume of oil produced and the price of oil. Fee payments that depend on the volumes of oil and the price of oil are recognized when the specified volumes have been produced and the agreed-upon price level of oil has been reached.

(f)    Contingent payments

        Contingent payments for the years 2002, 2001 and 2000 amounted to U.S.$34,366, U.S.$30,677 and U.S.$22,088, respectively.

(g)   Guaranteed day rates

        Uisge Gorm.    The Company receives from Amerada Hess a defined day rate of approximately U.S.$114 per day that consists of a fixed facility fee for the provision of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel. The

Company is currently operating the Uisge Gorm (at pre-agreed rates) pursuant to an automatic extension of the existing service agreement that has no specific duration, but which can be terminated with six months' notice.

        Bleo Holm.    The Company receives from Talisman a defined day rate of approximately U.S.$162 that consists of a fixed facility fee for the provision of the FPSO and associated equipment and an indexed operating fee for the operation and maintenance of the vessel. Under the terms of the existing service agreement, Talisman is obligated to continue to make payments under the service agreement until July 2004, after which it may extend the contract at pre-agreed rates.

        Glas Dowr.    During the minimum contract period of three years, PetroSA will be required to pay a minimum fee of approximately U.S.$124 per day plus guaranteed tariff payments for each barrel of oil produced commencing on the date of first oil, which is anticipated in June 2003. The minimum fee per day consists of a fixed facility fee, a fixed operating fee and a fee for shuttle tanker services. The minimum guaranteed tariff payments until the end of the minimum contract period amount to U.S.$44,000. The minimum contract period under the service agreement commences on the date of first oil and will last for three years. The service agreement will terminate on the earlier of the date on which production ends and the FPSO is decommissioned and ten years from the date of the service agreement. PetroSA may terminate the service agreement prior to the expiration of the minimum contract period by giving the Company twelve months' written notice.

        Haewene Brim.    The Company receives from Shell a defined day rate of approximately U.S.$155 that consists of a facility fee for the provision of the FPSO and associated equipment (indexed to the pound sterling–U.S.$ exchange rate) and an indexed operating fee for the operation, maintenance and insurance of the vessel. Under the terms of the existing service agreement, Shell is obligated to continue to make payments to the Company until March 2004, after which time it may extend the service agreement pursuant to unlimited successive extension options at rates which are pre-agreed until March 2014 or terminate the service agreement at any time upon one-year's notice.

        Munin.    The Company receives from SOI a day rate consisting of a facility fee plus tariff payments linked to the actual volume of oil produced and the price of oil. In connection with the sale of the Munin, two of the parent companies of the original sellers of the Munin have guaranteed, on a pro rata basis, the payment of a minimum average day rate of U.S.$50 per day until the date on which the current extension option expires, irrespective of a potential early termination of the service agreement by SOI or disappointing returns from the Lufeng Field. The guarantees will not apply to the extent that the average day rate is reduced due to a technical malfunction of the Munin or inclement weather, and the guaranteed payments will be reduced to the extent that SOI utilizes the Munin during demobilization. The guarantee is also null and void if the service agreement is amended in a manner that reduces the applicable day rates or if it is terminated due to a force majeure event or for reasons under the Company's or SOI's control. The Company is the beneficiary of this guarantee. While the minimum contract period under the existing service agreement expired in February 2001, SOI has extended the life of the service agreement until February 2004 pursuant to an extension option.

6      Tax Lease Structures for FPSOs Uisge Gorm, Glas Dowr and Bleo Holm

        The Company has entered into tax lease structures with a leasing subsidiary of a UK bank ("the lessor"). The Company leases the FPSOs Uisge Gorm and Glas Dowr and the process facilities on board the FPSO Bleo Holm from the lessor for a period of 15 years commencing for the Uisge Gorm in August 1995, for the FPSO Glas Dowr in August 1997 and for the process facilities on board the FPSO Bleo Holm in April 1999. Substantially, all risks and rewards relating to the assets, including the proceeds in case the assets are sold, are for the account of the Company. As a consequence, the Company owns the full future economic rights to these assets. The above is reflected in the Company's balance sheet by continuing to reflect the FPSOs as tangible fixed assets, at historical cost.

        The composition of these assets under financial lease is as follows:

	2002	2001
	(in U.S.$ thousands)
FPSOs	661,161	661,161
Accumulated depreciation	(203,668)	(182,042)

Balance December 31	457,493	479,119

        At inception of the lease, the Company funded the future lease installments to a third party bank, which will pay the future lease installments to the lessor. Further, it is agreed that the lessor is not legally entitled to hold the Company liable in case the said bank does not fulfill its obligations against the lessor. Accordingly, the Company's balance sheet does not include a lease liability against the lessor for these leases.

        Under these tax lease structures:

  (a)
  The Company entered into a lease structure with a UK financial institution that provides the financial institution with an ownership interest in the relevant equipment whether by legal title or as purchaser under a conditional sale agreement. The UK ownership interest in the vessel entitles the UK financial institution to claim certain benefits of ownership of the equipment for tax purposes in its tax jurisdiction.

  (b)
  The financial institution paid the Company an amount of cash. This represents consideration for the tax benefits to be obtained by the financial institution in its tax jurisdiction. The income statement recognition of this cash receipt is deferred (see below).

  (c)
  The Company leases back the equipment from the financial institution under a lease which is a capital lease back. The liability under the capital lease back was extinguished upon inception of the lease because the parties to the transaction prefunded the liability under the lease back to a third party financial institution which will, as primary obligator, pay the future lease payments to the lessor and the lessor is not entitled to hold the Company liable under the lease back if the third party financial institution does not meet its obligations to make payments to the lessor.

        The tax lease benefits liability represents the amount that would need to be repaid to the lessor in the event of a voluntary termination of the leaseback arising from the tax lease structures of the FPSO Uisge Gorm, the FPSO Glas Dowr and the process facilities on board of the FPSO Bleo Holm and the liability declines as the tax benefits are recognized by the lessor.

7      Cash and Cash Equivalents

        No restrictions on usage of cash exist. Deposits represent primarily receipts from operating leases which are dedicated to redeem the loans under the corporate bank facility.

8      Accounts Receivable

        Accounts receivable are specified as follows:

	2002	2001
	(in U.S.$ thousands)
Trade	28,435	37,920
Less provision for uncollectable accounts	472	954

	27,963	36,966
Related party	89	65

	28,052	37,031

        The movement in the provision for uncollectable accounts is as follows:

	2002	2001
	(in U.S.$ thousands)
January 1	954	950
Additions	1,161	56
Release	(4)	—
Write offs	(1,639)	(52)

December 31	472	954

        Accounts receivable as presented under current assets mature within one year.

9      Other Receivables

        Other receivables as presented under current assets primarily consist of value added tax (VAT), insurance claims and accrued income.

10    Work in Process

        Work in process in excess of billings arises when revenues have been recorded but the amounts cannot be billed under the terms of the contracts. Such amounts are recoverable from customers upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of the contract. Work in process contains directly allocable costs (labor costs of services provided by third parties) as well as the appropriate portion of overheads including pro rata administrative expenses.

        Also included in work in process are amounts the Company seeks or will seek to collect from customers or others for errors or changes in contract specifications or design, contract change orders in dispute or unapproved as to both scope and price, or other customer related causes of unanticipated additional contract costs claims and pending change orders. These amounts are recorded at their estimated net realizable value when realization is probable and can be reasonably estimated. No profit is recognized on the costs incurred in connection with these amounts. Pending change orders involve the use of estimates and it is reasonably possible that revisions to the estimated recoverable amounts or recorded pending change orders may be made in the near term.

        Work in process is specified as follows:

	2002	2001
	(in U.S.$ thousands)
Cost incurred on projects	42,319	19,446
Profit/(Loss) recognized, less loss provisions taken	1,386	(267)

Revenues recognized	43,705	19,179
Invoiced to customers	(33,874)	(26,546)

	9,831	(7,367)

Which is specified as follows:
Cost incurred in excess of billings (work in process)	11,789	2,248
Billings in excess of cost and unrealized income	(1,958)	(9,615)

	9,831	(7,367)

11    Restricted Deposits

        The restricted deposits at December 31, 2002 and 2001 represent UK pound sterling deposits and are dedicated to act as security, primarily for the tax leasing structures entered into with respect to the FPSOs Uisge Gorm and Glas Dowr and the process facilities on board the FPSO Bleo Holm (see note 6). These deposits are released to free cash based on an agreed upon scheme between the contract parties.

        The deposits secure rent and termination payments under the leasing transactions. Subject to certain conditions under which the lessor must be satisfied that the value of its overall security is maintained (as described in the various lease documents) and the lessees and sub lessees are not in breach of their lease obligations, the Company shall be entitled periodically to a return of cash surplus to the required collateral amount. The required collateral amount is based on a cash flow driven by financial assumptions. Those are revised from time to time. The assumptions include, but are not limited to: the borrowing investment rate of the lessor; reserve asset costs; the lessor's year end; corporation tax level; VAT recoverability and zero rating on lease supplies; 25% writing down allowances; rental payment dates; the sale of the leased asset at the higher of fair market value and tax written down value; receipt of stipulated loss value in the same period as the sale and for a price at least equal to its then tax written down value; the lessor's interest on funding its net investment is available as a trading deduction; no change in the nature, method or application of UK tax laws or accounting practice; the period over which corporation tax relief is given to the lessor; the lessor's after tax profit; the rate of reinvestment; risk asset weighting percentage; method of accrual; pooling tax benefits; and others.

12    Tangible Fixed Assets

	Land and Buildings	FPSOs	Hulls	Machinery and Equipment	Office Equipment and Other Tangible Fixed Assets
	(in U.S.$ thousands)
Cost
January 1	636	1,134,050	54,101	54,198	3,779
Additions	—	89,206	4,859	—	716
Transfers	—	(1,450)	1,450	—	—
Translation result	—	—	—	—	2

December 31	636	1,221,806	60,410	54,198	4,497

Accumulated depreciation and impairment losses
January 1	116	216,203	—	50,060	2,685
Depreciation for the year	18	50,848	—	2,514	658
Translation result	—	—	—	—	(16)

December 31	134	267,051	—	52,574	3,327

Net book value	502	954,755	60,410	1,624	1,170

	Fixed Assets under Construction	Total 2002	Total 2001
	(in U.S.$ thousands)
Cost
January 1	—	1,246,764	951,784
Additions	324	95,105	294,992
Transfers	—	—	—
Translation result	—	2	(12)

December 31	324	1,341,871	1,246,764

Accumulated depreciation and impairment losses
January 1	—	269,064	210,734
Depreciation for the year	—	54,038	58,335
Transfers
Translation result	—	(16)	(5)

December 31	—	323,086	269,064

Net book value	324	1,018,785	977,700

        During 2002, the hulls were not in service and were therefore not depreciated. The hulls are held for use in future FPSO projects. Considering the tight ship yard capacity for new built hulls around the world, and considering the level of tender activity for new FPSO projects, the hulls are stated at historic cost and are not impaired.

        As of December 31, 2002, an amount of U.S.$49,526 (2001–U.S.$45,977) relating to capitalized interest is included in the cost value of the FPSOs and the hulls. Interest capitalized for the years 2002, 2001 and 2000 amounts to U.S.$3,549, U.S.$0 and U.S.$0, respectively.

        All FPSOs are subject to operating leases as disclosed in note 5.

        Certain FPSOs are held under tax lease structures as described in note 6.

        As of December 31, 2002, the gross carrying amount of certain machinery and equipment amounting to U.S.$51,669 and of certain office equipment amounting to U.S.$1,835 are fully depreciated. As of December 31, 2002, all these items are still in active use.

        The carrying amount of tangible fixed assets retired from the active use and held for disposal amounted to U.S.$502 of December 31, 2002 (2001–U.S.$519).

13    Debt Arrangement Fees

        Debt arrangement fees as of December 31, 2002 represent costs incurred relating to arranging and refinancing the long term corporate credit facility and the issuance of the 10 1/4% Senior Notes due 2012. At December 31, 2002, the net book value of the debt arrangement fees relating to the corporate credit facility and the 10 1/4% Senior Notes due 2012 amounts to U.S.$10,789 and U.S.$8,460, respectively. These fees are amortized on a straight line basis to interest expenses over the term of the facilities, 8 years for the corporate credit facility and 10 years for the 10 1/4% Senior Notes due 2012, respectively.

14    Other liabilities and accrued expenses

        Other liabilities and accrued expenses are specified as follows:

	2002	2001
	(in U.S.$ thousands)
Accrued interest	10,290	—
Deferred revenues	4,720	8,829
Accrued expenses	14,886	13,187
Other	4,577	1,204

Total	34,473	23,220

15    Lines of Credit

        The Company has lines of credit with banks available amounting to U.S.$560,000 (2001–U.S.$592,747), which are substantially denominated in U.S. dollars. At December 31, 2002, these facilities were unused to an amount of U.S.$235,267 (2001–U.S.$49,757). The used portion of these credit facilities is presented as (part of) short-term loans and long-term loans in the balance sheet.

        The conditions to the lines of credit are disclosed with the related borrowings as presented under note 17.

16    Short-Term Loan, Related Party

        The short-term loan from a related party represented a short-term loan from Marenco Investments Limited, a company of which all the shares are ultimately owned by the President of the Company. The President is also the indirect owner of 100% of the Company's outstanding shares. The loan carried 7% interest during 2002 and 2001 and was fully repaid in October 2002.

17    Long-Term Bank Loans

        Long-term bank loans at December 31, 2002 and 2001 represent loans as part of the lines of credit described under note 15, granted by a bank consortium for financing Bluewater's ownership of the FPSOs, and a short-term bridge credit facility.

        Long term bank loans are specified as follows:

	2002	2001
	(in U.S. $ thousands)
Corporate credit facility	—	216,000
Bridge credit facility	—	279,162
Replacement credit facility	324,733	—

Total	324,733	495,162

(a)   Corporate Credit Facility

        During 1998 Bluewater signed an 8 year U.S.$450,000 corporate credit facility with a consortium of international banks. The facility was used to repay loans for the FPSO Uisge Gorm, the FPSO Glas Dowr and the Fergus Flowlines and for the financing of the construction of FPSO Bleo Holm. The facility carries interest at an agreed margin of 0.8%–1.4% over Libor. At December 31, 2001 the interest rate was 2.93%. Because the interest rate is variable, the fair value of the corporate credit facility approximates the carrying value. These interest rates represent the contractual committed rates under the facility and do not represent the hedged rate under the interest rate swaps (note 29b).

        The facility is primarily secured with mortgages over the FPSOs and assignments of incoming cash flows generated from contracts with clients concerning the FPSOs.

(b)   Bridge Credit Facility

        During 2001, the Company signed a short-term bridge credit facility of U.S.$288,000 with a consortium of international banks. The bridge credit facility was used to finance the acquisitions of the Haewene Brim and the Munin Businesses as described in Note 4. The bridge credit facility carries interest at a margin of 1.3% over Libor. Because the interest rate is variable, the fair value of the bridge credit facility approximates the carrying value. At December 31, 2001 the interest rate was 3.89%.

        The bridge credit facility is primarily secured with a pledge on the assets of Bluewater (New Hull) N.V.; however, the lender's recourse to its assets is limited to U.S.$50,000.

        In addition, Aurelia Energy N.V., Bluewater Energy N.V., Bluewater Holding B.V., Bluewater Offshore Production Systems Limited, Bluewater Equipment Leasing Limited and Bluewater Terminal Systems N.V. have each guaranteed all of the obligations of the borrowers under the bridge credit facility; however, the lender's recourse against all of these guarantors is limited to U.S.$25,000 in the aggregate.

        Based on a binding agreement with a consortium of banks financing the bridge credit facility, the bridge credit facility was refinanced by a long-term replacement credit facility on January 28, 2002. Therefore the bridge credit facility has been classified as a non-current liability.

(c)   Replacement Credit Facility

        At January 28, 2002, the Company refinanced its outstanding debt under a U.S.$450,000 revolving corporate credit facility and its outstanding debt under a U.S.$288,000 bridge credit facility with funds drawn under an 8-year, U.S.$600,000 replacement credit facility. The replacement credit facility can be used to finance the construction of new FPSOs and, to a limited extent, for general corporate purposes. Interest is payable at a rate that is equal to a specified margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending, among other factors, on the amount outstanding under the facility. At December 31, 2002 the interest rate was 2.84%. The costs incurred in arranging the replacement credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility.

        The facility is primarily secured with mortgages over the FPSOs and assignments of incoming cash flows generated from contracts with clients concerning the FPSOs.

18    10 1/4% Senior Notes due 2012

        In February 2002, the Company issued U.S.$260,000 aggregate principal amount of 10 1/4 Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, to investors in Europe and the United States at a price of 98.47% of the aggregate principal amount thereof. The Company used the gross proceeds from the insurance of the 10 1/4% Senior Notes due 2012 to repay approximately U.S.$248,500 of indebtedness outstanding under its replacement credit facility and to pay approximately U.S.$7,500 of costs relating to the issuance. The Company and each of its direct and indirect subsidiaries (other than Bluewater Finance Limited and Brightfield Corporation (a subsidiary in liquidation with no material assets, liabilities or operations)) have fully and unconditionally guaranteed the 10 1/4% Senior Notes due 2012 on a joint and several basis. Bluewater Finance Limited is a 100% owned finance subsidiary of the Company and each other subsidiary of the Company is wholly-owned, directly or indirectly, by the Company. The Company has no independent assets or operations. There are no significant restrictions on the ability of the Company or any other guarantor of the 10 1/4% Senior Notes due 2012 to obtain funds from its subsidiaries by dividend or loan. Neither Bluewater Finance Limited nor any of the guarantors of the 10 1/4% Senior Notes due 2012 (other than the Company) are restricted by any third party in their ability to transfer funds within the meaning of Rule 4-08 (e)(3) of Regulation S-X. As a result, the guarantees of the 10 1/4% Senior Notes due 2012 meet the conditions of Rule3-10(d) or Regulation S-X. The fair value of the 10 1/4% Senior Notes due 2012 at December 31, 2002 amounts to U.S.$257,400 and is based on the quoted market price.

19    Long-Term Loans Related Party

        The long-term loans from a related party represents a long-term loan from Marenco Investment Limited, a company of which all the shares are ultimately owned by the President of the Company. The President is also the indirect owner of 100% of the Company's outstanding shares. The major conditions of these loans are as follows:

  1.
  The repayment of the loans is subordinated to the full repayment of the corporate credit facility unless an allowed dividend distribution is replaced by a repayment of the loans. Accordingly, redemption is not expected to take place before December 31, 2012.

  2.
  The loan carries interest at a 7% per annum (2001–7%).

  3.
  Until the repayment of the corporate credit facility, interest amounts shall not be paid, but shall be added to the loan on a yearly basis.

  4.
  Before the repayment of the corporate credit facility, the Company shall not give any security for the repayment of the loan.

        The fair value of these loans at December 31, 2002 and 2001 amounted to U.S.$160,612 and U.S.$125,685 respectively. The fair value as of December 31, 2002 and 2001 has been determined by an independent bank, based on the discounted cash flow method assuming redemption in 5 equal annual installments as from December 2012.

20    Tax Lease Benefits Liability

        For the year ended December 31, 2002, the liability to repay tax lease benefits declined with U.S.$7,211 (2001–U.S.$4,133). Other movements in the tax lease benefits liability result from fluctuations in currency exchange rates and market interest rates.

21    Deferred Income

        The movement in deferred income is as follows:

Additional Facility Fee
(in U.S.$ thousands)
Balance January 1, 2001	2,745
Amortization	(1,647)

Balance December 31, 2001	1,098
Amortization	(1,098)

Balance December 31, 2002	—

22    Employee Benefits Obligations

(a)   Defined Benefit Plan

        The group companies in the Netherlands provide defined benefit pension plans for all its employees. Provisions for pension obligations are established for benefits payable in the form of retirement and surviving dependant pensions. Benefits are dependent on years of service and the respective employee's compensation.

        The group determined its transitional liability for defined benefit plan as the present value of the obligation at the date of adoption minus the fair value of plan assets minus past service cost. The resulting transitional liability was more than the liability that had been recognized on the same date under the enterprise's previous accounting policy. The companies have chosen to recognize that increase as an expense on a straight-line basis over 5 years. As of January 1, 1998, the entire transitional liability was expensed as pension costs in prior years.

        The obligation resulting from defined benefit pension plans is determined using the projected unit credit method. Unrecognized gains and losses resulting from changes in actuarial assumptions are recognized as income (expense) over the expected remaining service life of the active employees, when these gains or losses exceed the 10% corridor of the pension benefit obligation. There were no plan terminations, curtailments or settlements for the year ended December 31, 2002 or 2001.

        Plan assets are incorporated in the insurance company's profit sharing plan, which is based on the fictitious yield of Dutch State Bonds. The insurer guarantees a minimum yield of 4%.

        The movement in the defined benefit obligations is as follows:

	2002	2001
	(in U.S.$ thousands)
Benefit obligation at January 1	5,059	6,327
Service cost	1,166	1,398
Interest cost	305	330
Plan participants' contributions	—	—
Actuarial gain/(loss)	2,138	(2,996)
Benefits paid	(14)	—
Translation result	1,289	—

Benefit obligation at December 31	9,943	5,059

        The movement in plan assets is as follows:

	2002	2001
	(in U.S.$ thousands)
Fair value of plan assets at January 1	4,621	4,001
Actual return on plan assets	1,951	(6)
Employer contribution	813	626
Plan participants' contributions	—	—
Benefits paid	(14)	—
Translation result	1,160	—

Fair value of plan assets at December 31	8,531	4,621

        The following table reconciles the funded items of defined benefit plans to the amounts recognized in the balance sheet:

	2002	2001
	(in U.S.$ thousands)
Benefit obligation	9,943	5,059
Fair value of plan assets	(8,531)	(4,621)

Funded status	1,412	438
Unrecognized net actuarial loss	2,481	2,658

Accrued benefit cost	3,893	3,096

        Components of net periodic benefit cost:

	2002	2001	2000
	(in U.S.$ thousands)
Service cost	1,166	1,398	1,223
Interest cost	305	330	281
Expected return on plan assets	(319)	(99)	(207)
Recognized net actuarial (gain)/loss	(155)	(144)	—

Net periodic benefit cost	997	1,485	1,297

        Principal actuarial assumptions used to determine pension obligations as of December 31, 2002 and 2001 were as follows:

	2002	2001
Discount rate	5.0%	5.5%
Expected return on plan assets	4.5%	5.5%
Wage and salary increases
25–35	4.5%	5.5%
35–45	4.0%	5.0%
45–55	3.5%	4.5%
55–65	3.0%	4.0%
Retirement benefit increases	2.5%	3.5%
Average employee turnover
25–35	7.0%	7.0%
35–45	6.0%	6.0%
45–55	4.0%	4.0%
55–65	0.0%	0.0%

(b)   Defined Contribution Plan

        The group companies in the United Kingdom sponsor defined contribution plans based on local practice and regulations. The plans provide for contributions amounting to 5% of salary. The contributions relating to defined contribution plans are charged to income in the year to which they relate. For the years 2002, 2001 and 2000 contributions charged to income amount to U.S.$370, U.S.$266 and U.S.$240, respectively.

23    Operations Expenses

        Operations expenses are specified as follows:

	2002	2001	2000
	(in U.S.$ thousands)
SPM contracts	55,162	23,506	14,478
FPSO contracts	90,147	60,289	53,369

	145,309	83,795	67,847

24    Selling, General and Administrative Expenses

        Selling, general and administrative expenses are specified as follows:

	2002	2001	2000
	(in U.S.$ thousands)
Personnel	5,582	5,626	3,593
Marketing/Advertising	612	432	246
Professional advisory fees	1,395	953	2,562
Rent	376	353	151
Other	1,771	2,103	1,282

	9,736	9,467	7,834

25    Personnel Expenses and Number of Personnel

        Personnel expenses are specified as follows:

	2002	2001	2000
	(in U.S.$ thousands)
Personnel on payroll:
Wages and salaries	20,368	16,044	12,500
Pension costs	1,367	1,790	1,537
Other social security contributions	2,196	1,543	1,752

	23,931	19,377	15,789
Personnel costs from temporary agencies	10,632	5,957	2,353

	34,563	25,334	18,142

        The average number of personnel employed by the group was 501 (2001–355, 2000–296) and is specified as follows:

	2002	2001	2000
	(in U.S.$ thousands)
Personnel on payroll:
Engineers	238	190	170
Sales	20	10	11
General and administrative	116	84	75

	374	284	256
Temporary agencies	127	71	40

	501	355	296

26    Other Operating Income

        Other operating income represents primarily the release of the tax lease benefits liability as disclosed in note 20.

27    Income Taxes

        The income tax receivable relates to prepaid income taxes in the United Kingdom primarily, originating from 1995 which are collectable from the local tax authorities.

        The income tax liability at December 31, 2002 and 2001 is specified as follows:

	2002	2001
	(in U.S.$ thousands)
Current:
The Netherlands Antilles	1,107	525
United Kingdom	19	523
Other countries (the Netherlands, Malta, Norway)	745	833

	1,871	1,881
Deferred:	—	—

	1,871	1,881

        The provision for income taxes is as follows:

	2002	2001	2000
	(in U.S.$ thousands)
Current taxes:
Domestic	582	—	464
Foreign	1,688	(230)	1,279

	2,270	(230)	1,743
Deferred taxes:
Domestic	—	—	—
Foreign	(25,885)	(32,384)	(23,653)

	(25,885)	(32,384)	(23,653)

Total provision	(23,615)	(32,614)	(21,910)

        The reconciliation of the computation of the provision for income taxes at statutory tax rates to the effective provision for income taxes is as follows:

	2002	2001	2000
	(in U.S.$ thousands)
Income before income taxes:
Domestic	47,914	41,873	(6,782)
Foreign	(34,151)	(10,607)	44,711

	13,763	31,266	37,929
The Netherlands Antilles statutory tax rate	3%	3%	3%

Expected provision for income taxes at statutory tax rate	413	938	1,138
Increase (reduction) in income taxes from:
Non-taxable income	1,857	(1,168)	667
Foreign tax rate differences	—	—	(62)
Deductions in foreign jurisdictions	(25,885)	(32,384)	(23,653)

Provision for income taxes	(23,615)	(32,614)	(21,910)

        The effective tax rate for financial statement purposes differs from the statutory tax rate in the Netherlands Antilles as the Company is subject to taxation in various countries with different statutory tax rates and taxable results vary in the various countries involved. Further, some group companies have specific tax rulings with local tax authorities and other group companies are registered as operating or non-operating offshore companies in the countries where they are legally seated. Consequently, taxable results of various group companies are not related to the operating results of these companies.

        At December 31, 2002 and 2001, the tax effects of temporary differences and carry forwards that give rise to the Company's deferred income tax assets and liabilities are as follows:

	2002	2001
	(in U.S.$ thousands)
Tax loss carry forwards	80,900	56,037
Pensions	1,362	947
Interest rate swaps	2,708	2,101

Net deferred tax assets	84,970	59,085

        The tax loss carry forwards available to the Company relate primarily to the group companies in the Netherlands and do not expire. These tax loss carry forwards result primarily from the amortization of goodwill and interest expense on intercompany debt which resulted from the internal restructuring as disclosed in note 31(c). While the internal restructuring and Dutch tax treatment of the group companies remains subject to review by the Dutch tax authorities, based on ongoing discussions with the Dutch tax authorities, as disclosed in note 31(c), the amount of goodwill that will ultimately result from the internal restructuring and be amortized for income tax purposes, and the amount of interest bearing intercompany debt relating thereto, is potentially subject to decrease from the amounts that were originally applied in connection with the restructuring. Although the Company believes that its position with respect to the tax consequence of the internal restructuring remains strong, and while it continues to contend that it should be entitled to take advantage of the full amount of goodwill and deductible interest relating to the internal restructuring, the Company cannot record the full amount of the tax loss carry forwards relating thereto. Accordingly, the Company has recorded the minimum amount of tax loss carry forwards that it considers probable to result from its discussions with the Dutch tax authorities. No assurance can be given, however, that the Company will ultimately be able to realize the estimated amounts. Based on the Company's history of earnings, and because the tax loss carry forwards do not expire, the Company believes that it is more likely than not that the estimated amount of tax loss carry forwards and the deferred tax asset relating thereto will be fully realized and, accordingly, has not accounted for a valuation allowance.

28    Segment Information

        The Company considers that the business segments, FPSOs and SPMs, are strategically and operationally interrelated and provide similar services to the same client base. The Company's decision makers regularly review the operating results of these two segments in resource allocation decisions and performance assessments based on internal management information of which the following data have been derived.

        For internal and external reporting purposes, the accounting principles applied are identical.

        The segment information per business segment is as follows:

	2002	2001	2000
	(in U.S.$ thousands)
FPSO
Revenues	219,093	178,138	182,806
Segment net income	50,426	71,373	60,295
Identifiable assets	1,248,772	1,158,006	887,189
Capital expenditures	89,206	292,044	10,905
Depreciation and amortization	52,994	57,616	63,661
Interest income and (expense)	(45,587)	(21,354)	(30,399)
Income taxes	(21,560)	(29,777)	(20,004)
SPM
Revenues	43,706	19,179	17,391
Segment net loss	(13,048)	(7,493)	(456)
Identifiable assets	30,525	30,855	18,364
Capital expenditures	5,899	2,948	1,006
Depreciation and amortization	1,044	719	397
Interest income and (expense)	136	(2,234)	(79)
Income taxes	(2,055)	(2,837)	(1,906)
Other
Revenues	—	—	—
Segment net income	—	—	—
Identifiable assets	523	326	4,469
Capital expenditures	—	—	—
Depreciation and amortization	—	—	—
Interest income and expense	—	—	—
Income taxes	—	—	—
Consolidated
Revenues	262,799	197,317	200,197
Segment net income	37,378	63,880	59,839
Identifiable assets	1,279,820	1,189,187	910,022
Capital expenditures	95,105	294,992	11,911
Depreciation and amortization	54,038	58,335	64,058
Interest income and (expense)	(45,451)	(23,588)	(30,478)
Income taxes	(23,615)	(32,614)	(21,910)

        The reconciliation of capital expenditures in tangible fixed assets as per the consolidated cash flow statement to the segment information is as follows:

	2002	2001	2000
	(in U.S.$ thousands)
Capital expenditure for FPSO Munin included in acquisition Munin Business	—	91,057	—
Capital expenditure for FPSO Haewene Brim included in acquisition Haewene Brim Business	—	190,288	—
Additions to tangible fixed assets	95,105	13,647	11,911

Capital expenditures per segment information	95,105	294,992	11,911

        Customers accounting for 10% or more of consolidated revenue are as follows:

	2002		2001		2000
	(in U.S.$ thousands)%		(in U.S.$ thousands)%		(in U.S.$ thousands)%
Amerada Hess	48,659	19	98,931	50	117,393	59
Talisman	74,227	28	72,464	37	57,915	29
Enterprise Oil	57,757	22	—	—	—	—

        Revenues per geographical area are as follows:

	2002	2001	2000
	(in U.S.$ thousands)
FPSO
Europe	183,690	174,153	182,806
Asia	23,030	3,985	—
Africa	12,373	—	—

Total FPSO	219,093	178,138	182,806

SPM
Europe	4,869	7,287	5,262
Asia	14,070	4,939	—
Africa	24,767	6,953	1,805
Australia	—	—	6,974
South America	—	—	3,350

Total SPM	43,706	19,179	17,391

Total	262,799	197,317	200,197

        Long-lived assets per geographical area are as follows:

	2002	2001
	(in U.S.$ thousands)
Europe	595,015	886,031
Asia	85,784	91,669
Africa	337,986	—

Total	1,018,785	977,700

29    Financial Instruments

        The Company uses (in the normal course of business) various types of financial instruments. Financial instruments include those recognized in the balance sheet (on-balance sheet) and off-balance sheet financial instruments.

        The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Fair values are determined from listed market prices, price quotations from banks or from pricing models.

        The Company has procedures and policies in place to control risks related to financial instruments. These policies and procedures include a clear segregation of duties between operating, settlement, accounting and controlling of all financial instruments used. The spread of the Company's activities limits exposure to concentrations of credit or market risk. The Company's management is involved in the risk management process.

        The Company attempts to minimize the counterparty credit risk associated with the financial instruments used by selecting counterparties that it believes to be creditworthy.

(a)   On-balance sheet instruments

        Financial instruments in the balance sheet substantially include long-term receivables, accounts receivable trade, short-term loans, cash, deposits, long-term loans, short-term loans and accounts payable trade. The fair value of these financial instruments approximates their carrying value, unless indicated otherwise.

(b)   Interest rate swaps

        The Company has entered into interest rate swap agreements to mitigate interest rate risks on specific external debt. Interest rate swap agreements which convert floating interest rate exposures into fixed interest rate are designated as cash flow hedges. The contracts outstanding at December 31, 2002 are a fixed interest rate payable—6.72%—and a U.S.$ denominated floating interest rate receivable which will mature in December 2004 and a fixed interest rate payable—3.46%—and a U.S.$ denominated floating interest rate receivable which will mature in January 2006. Its fair value amounts to an obligation of U.S.$7,736. A corresponding amount is recorded as a negative component of accumulated other comprehensive income at December 31, 2002 which will be reclassified as a charge to income in the future as interest is paid on the underlying debt. Based on the fair value of the swap at December 31, 2002, U.S.$7,308 is expected to be recorded as a charge to interest expense in the income statement for the year ending December 31, 2003. The fair value of the interest rate swap is based on quotes from an independent bank.

        In connection with the cash flow hedging activities, the Company has recorded a net transitional loss of U.S.$2,500 in other comprehensive income on adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), at January 1, 2001. There was no significant ineffectiveness relating to designated cash flow hedges during 2002.

(c)   Foreign currency exchange contracts

        Foreign currency exchange contracts are used to mitigate currency exchange rate risks resulting from cash flows from (anticipated) business activities denominated in foreign currencies.

        The Company marks all foreign currency exchange contracts to fair value. Therefore, no differences exist between book value and fair value.

        The total contract/notional amounts and the values of foreign currency exchange contracts are as follows:

	Total Contract/Notional
	Currency	Amount		Fair Value
		2002	2001	2002	2001
		(in U.S.$ thousands)
Contracts to buy foreign currencies	GBP	—	609	—	(10)
	NLG	—	433	—	—

		—	1,042	—	(10)

        These foreign currency exchange contracts matured at various dates through fiscal year 2002.

        As of December 31, 2002 the Company did not have any foreign currency exchange contracts.

30    Commitments

(a)   Rent obligations and operational lease agreements

        The Company leases building and office space and cars under various operating lease agreements extending through fiscal year 2007.

        The following is a schedule of future minimum rental payments for the next 5 years:

Year Ending December 31, 2002
(in U.S.$ thousands)
2003	2,155
2004	1,898
2005	1,772
2006	913
2007	185

6,923

        Lease expenses for the years ended December 31, 2002, 2001 and 2000 under all operating leases amounted to approximately U.S.$1,905, U.S.$1,275 and U.S.$1,165 respectively.

(b)   Guarantees

        The Company has guarantee facilities with banks available amounting to U.S.$45,800. At December 31, 2002, these facilities were used for a total amount of U.S.$3,650 (2001–U.S.$4,405) to provide bank guarantees to certain third parties.

31    Loss Contingencies

(a)   Tax lease structure

        Under certain specific events (involuntary termination or a successful challenge to the tax lease structure by the UK tax authorities), the tax lease benefits liability described in notes 6 and 20 and referred to in notes 11 and 26 may need to be repaid to the lessor at an amount greater than the carrying value of the liability. The likelihood that such specific events will occur is considered to be remote.

(b)   Claims and suits

        From time to time, the Company is subject to various claims and suits arising out of the ordinary course of business. While the ultimate result of all such matters is not presently determinable, based upon current knowledge and facts, management does not expect that their resolution will have a material adverse effect on the Company's consolidated financial position or results of operations. At December 31, 2002 no significant claims or suits existed against the Company.

(c)   Internal restructuring and tax audit

        Effective January 1, 2000, the Company entered into an internal restructuring process. In connection therewith, the economic interests in most of the assets and liabilities of certain non Dutch consolidated group companies (the "selling companies") were sold to Bluewater Holding B.V., another consolidated group company, while legal title to the assets and liabilities transferred remained with the selling entities. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. The sales of these economic interests resulted for income taxes purposes only in intercompany profits at the level of the selling companies and the creation of a corresponding amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. Although extensive discussions were held with the tax authorities on the tax structure of the Company and the internal restructuring, the Company's tax structure and the tax consequences of the internal restructuring became subject to a tax audit and remain subject to further review by the tax authorities.

        In May 2002, the Company received a draft tax audit report from the Dutch tax authorities. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not represent a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft audit report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002, additional taxes with respect to certain non-Dutch group members for their 1997 and 1999 tax years. The total amount of these assessments, including interest, is €52.9 million (U.S.$55.5 million), consisting of €12.0 million (U.S.$12.6 million) for the 1997 tax year, €16.0 million (U.S.$16.8 million) for the 1998 tax year and €24.9 million (U.S.$26.1 million) for the 1999 tax year. The Company is in discussions with the Dutch tax authorities regarding these taxes and are vigorously contesting their assessment. The Company believes that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that the assessment of such additional taxes is contrary to certain favorable tax rulings which it has received from them. The Company also believes that, even if the methodology used by the Dutch tax authorities in formulating the assessments were accepted as correct (which the Company does not), the assessments contain a double-counting of certain taxes (estimated at €7.0 million (U.S.$7.3 million)) and that, even assuming the methodology used by the Dutch tax authorities in formulating the assessments were accepted as correct (which the Company does not), the total amount of the assessments, including interest, should not exceed €45.9 million (U.S.$48.2 million). In any event, the Company believes that any assessment of additional taxes is incorrect, and that it is likely that it will prevail on the merits in any final determination of the assessments. Accordingly, the Company intends to continue to contest vigorously the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessments. Administrative and judicial review of the assessments in the Netherlands would likely take several years. The Company intends to withhold payment of such taxes pending final resolution of the issue. Although the Company has no assurance, however, that the relevant issues will ultimately be resolved in its favor, the Company believes that it is not probable that additional Dutch income taxes will be payable for the 1997, 1998 and 1999 tax years, and, accordingly, the Company did not accrue for the aforementioned tax assessments in these audited consolidated financial statements.

        In connection with the draft tax audit report, Company is also in discussions with the Dutch tax authorities concerning its internal restructuring. In the course of such discussions, the Dutch tax authorities have confirmed to the Company that they will not seek to tax any capital gain that may be associated with the sale of the relevant economic interests in connection with the Company's internal restructuring, but instead will focus their analysis only on the amount of goodwill and deductible interest related to the internal restructuring and the percentage of goodwill and deductible interest from the Company's internal restructuring that should ultimately be attributed to the Company's non-Dutch activities. The outcome of such discussions could limit the Company's ability to take advantage of future tax savings associated with its internal restructuring by limiting the amount of goodwill that the Company may amortize and the amount of interest it may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, the Company estimates that it is currently probable that it will realize benefits relating to at least U.S.$434,000 of amortizable goodwill and at least U.S.$768,000 of interest bearing intercompany debt in connection with its internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. In addition, in December 2001, U.S.$379,500 of the intercompany indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that the Company may take advantage of in subsequent periods. Notwithstanding the Company's current estimate, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on the Company's actual tax position, because any such definitive quantification depends on a number of future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to the Company's internal restructuring, as well as the outcome of any relevant proceedings.

(d)   Operational risks—not insured or insurable on economically favorable terms

        The Company maintains insurance coverage in such amounts as it believes to be prudent against normal risks in operations, including, among other things, the risk of pollution and damage to FPSOs. Certain risks (such as business interruptions and environmental liabilities in excess of certain limits), however, are either not insurable or are insurable only at rates the Company considers uneconomical. The Company's insurance coverage does not protect against loss of revenues, although the Company is required under the credit facility to obtain such assurance if the number of FPSOs from which it receives revenues falls below three.

        At December 31, 2002, no uninsured events existed that will have a material adverse effect on the consolidated financial position or operations of the Company.

32    Shareholder's Equity and Appropriation of Net Income

        The Articles of Incorporation provide that the result for the year is subject to the disposition to be decided upon at the Annual General Meeting of Shareholders. Each share (common and non-profit sharing five percent non-cumulative preference share) entitles to cast one vote. The preference shares do not have preference rights in case of liquidation of the Company. Directors of the Company are authorized to decide upon the payment of an interim dividend by way of advance to dividends expected. No dividend is proposed to be paid over 2002.

        Management proposes to add the net income for the year to retained earnings. This proposal has been reflected in the accompanying financial statements.

Aurelia Energy N.V.

Unaudited Interim Condensed Consolidated Balance Sheets

	Note	At March 31, 2003	At December 31, 2002
		(unaudited)	(audited)
		(in U.S.$ thousands)
ASSETS
Current assets
Cash and cash equivalents
Cash		14,936	22,576
Deposits		471	448

		15,407	23,024

Accounts receivable
Trade, net		29,855	27,963
Related party		91	89
Other receivables		5,367	4,716
Prepaid expenses		4,092	5,376

		39,405	38,144

Inventory
Work in process		14,256	11,789

		69,068	72,957

Non-current assets
Restricted deposits		79,530	82,491
Fixed assets
Tangible fixed assets, net	2
FPSOs		975,411	954,755
Other tangible fixed assets		64,318	64,030
Income tax receivable		2,453	1,368
Deferred income taxes	10	92,255	84,970
Debt arrangement fees		18,659	19,249

		1,232,626	1,206,863

		1,301,694	1,279,820

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Aurelia Energy N.V.

Unaudited Interim Condensed Consolidated Balance Sheets

	Note	At March 31, 2003	At December 31, 2002
		(unaudited)	(audited)
		(in U.S.$ thousands)
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities
Accounts payable		13,295	21,554
Related party		125	125
Income taxes		1,859	1,871
Wage taxes and social security contributions		687	1,672
Other liabilities and accrued expenses		30,559	34,473
Billings in excess of cost and unrealized income		906	1,958

		47,431	61,653

Non-current liabilities
Long-term bank loans	3	352,961	324,733
10 1/4% Senior Notes due 2012	4	256,470	256,370
Long-term loan, related party	5	128,022	125,849
Tax lease benefits liability	6	37,332	39,395
Interest rate swaps		6,641	7,736
Pensions		4,087	3,893

		785,513	757,976

Shareholder's equity
Shares		170,000	170,000
Retained earnings		321,071	315,938
Accumulated other comprehensive income	9	(22,321)	(25,747)

		468,750	460,191

		1,301,694	1,279,820

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Aurelia Energy N.V.

Unaudited Interim Condensed Consolidated Statements of Income

		For the three months ended March 31,
	Note	2003	2002
		(in U.S.$ thousands except share and per share amounts)
Revenues	7	56,100	56,062

Operating expenses
Operations expenses	8	29,414	27,164
Selling, general and administrative expenses		2,431	2,542
Depreciation of tangible fixed assets		12,952	13,803
Other operating income		(993)	(397)

		43,804	43,112

Operating income		12,296	12,950

Financial income (expense)
Interest income		828	950
Interest expense		(11,103)	(10,292)
Currency exchange results		(1,417)	(490)

		(11,692)	(9,832)

Income before income taxes		604	3,118
Income taxes	10	(7,198)	(6,181)

Net income		7,802	9,299

Basic and diluted earnings per common share		57	68

Weighted average number of common shares outstanding		136,000	136,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Aurelia Energy N.V.

Unaudited Interim Condensed Consolidated Cash Flow Statements

	For the three months ended March 31,
	2003	2002
	(in U.S.$ thousands)
Net income	7,802	9,299
Depreciation of tangible fixed assets	12,952	13,803
Increase in deferred tax assets	(7,285)	(6,807)
Amortization of debt arrangement fees	623	492
Amortization of discount on 10 1/4% Senior Notes due 2012	100	50
Interest on long-term loan from related party	2,173	2,030
Change in pension provision	194	199
Tax effect on other comprehensive income	(384)	—
Addition provision for uncollectible accounts receivable	(7)	—
Change in operating assets and liabilities	(19,920)	12,072

Net cash provided by (used in) operating activities	(3,752)	31,138
Net cash (used) in investing activities	(33,895)	(10,771)
Proceeds from long term and short term loans from banks and third parties	57,000	550,103
Proceeds from issuance of 10 1/4% Senior Notes due 2012	—	256,022
Redemption of loans and short term bank liabilities	(28,772)	(812,388)
Other changes in financing activities	1,756	(13,818)

Net cash provided by (used in) financing activities	29,984	(20,081)
Translation differences	46	(118)

Net increase/(decrease) in available cash and cash equivalents	(7,617)	168
Cash and cash equivalents at beginning of year	23,024	15,713

Cash and cash equivalents at end of period	15,407	15,881

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Aurelia Energy N.V.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2003 and 2002

1      Accounting Principles

        The accompanying unaudited interim condensed consolidated financial statements have been prepared by the Company in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). The information furnished in the condensed consolidated financial statements includes normal recurring adjustments and reflects all adjustments which are, in the opinion of management, necessary for fair presentation of such financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these interim condensed consolidated financial statements be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2002.

        Sales and operating results for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year.

2      Tangible Fixed Assets

        During the first three months of 2003, the Company invested U.S.$33.9 million in tangible fixed assets (as compared to U.S.$10.8 million in the first three months of 2002). The investment during the first three months of 2003 consisted primarily of U.S.$33.7 million for work performed in connection with the redeployment of the Glas Dowr to the Sable Field. Approximately U.S.$0.3 million of the investment related to the investment in a stock buoy, approximately U.S.$0.2 million of the investment related to lay-up costs of the Aoka Mizu and expenditures on certain office equipment and approximately U.S.$(0.3) million of the investment related to an adjustment to the purchase price of the Haewene Brim.

3      Long-Term Bank Loans

        At January 28, 2002, the Company refinanced its outstanding debt under a U.S.$450.0 million revolving corporate credit facility and its outstanding debt under a U.S.$288.0 million bridge credit facility with funds drawn under an 8-year, U.S.$600.0 million credit facility. The new replacement credit facility can be used to finance the construction of new FPSOs and, to a limited extent, for general corporate purposes. Interest is payable at a rate that is equal to a specified margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending, among other factors, on the amount outstanding under the facility. At March 31, 2003 the interest rate was 2.67%. The costs incurred in arranging the credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility. The facility is primarily secured with mortgages over the FPSOs and assignments of incoming cash flows generated from contract with customers concerning the FPSOs.

4      10 1/4% Senior Notes due 2012

        In February 2002, the Company issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, to investors in Europe and the United States at a price of 98.47% of the aggregate principal amount thereof. The Company used the gross proceeds from the issuance of the 10 1/4% Senior Notes due 2012 to repay approximately U.S.$248.5 million of indebtedness outstanding under its replacement credit facility and to pay approximately U.S.$8.2 million of costs relating to the issuance. The Company and each of its direct and indirect subsidiaries (other than Bluewater Finance Limited and Brightfield Corporation (a

subsidiary in liquidation with no material assets, liabilities or operations)) have fully and unconditionally guaranteed the 10 1/4% Senior Notes due 2012 on a joint and several basis. Bluewater Finance Limited is a wholly-owned finance subsidiary of the Company and each other subsidiary of the Company is wholly-owned, directly or indirectly, by the Company. The Company has no independent assets or operations. There are no significant restrictions on the ability of the Company or any other guarantor of the 10 1/4% Senior Notes due 2012 to obtain funds from its subsidiaries by dividend or loan. Neither Bluewater Finance Limited nor any of the guarantors of the 10 1/4% Senior Notes due 2012 (other than the Company) are restricted by any third party in their ability to transfer funds within the meaning of Rule 4-08(e)(3) of Regulation S-X. As a result, the guarantees of the 10 1/4% Senior Notes due 2012 meet the conditions of Rule 3-10(d) of Regulation S-X. The fair value of the 10 1/4% Senior Notes due 2012 at March 31, 2003 amounts to U.S.$265.2 million and is based on the quoted market price.

5      Long-Term Loan, Related Party

        The fair value of the long-term loan from the related party Marenco Investments Limited at March 31, 2003 and December 31, 2002 amounted to U.S.$148.7 million and U.S.$160.6 million, respectively. The fair value as of March 31, 2003 has been determined by an independent bank, based on the discounted cash-flow method assuming a redemption in five equal annual installments as from December 2012. The terms and conditions of the loan remained unchanged compared to those disclosed in the audited financial statements as of and for the year ended December 31, 2002.

6      Tax Lease Benefits Liability

        The liability to repay tax leases decreased by U.S.$2.1 million in the three months ended March 31, 2003. This tax lease benefits liability decreased as a result of a reduction in the amount of the liability for the repayment to the lessor in the event of a voluntary early termination of the tax lease arrangements and because of fluctuations in currency exchange rates and market interest rates.

7      Segment Information

        The segment information by business segment is as follows:

	For the three months ended March 31,
	2003	2002
	(in U.S.$ thousands)
FPSO
Revenues	50,755	49,700
Segment net income	11,048	14,574
Identifiable assets	1,258,894	1,138,744
Capital expenditures	14,797	10,550
Depreciation and amortization	12,797	13,556
Interest income and (expense)	(10,154)	(8,746)
Income tax expense (benefit)	(6,531)	(5,589)
SPM
Revenues	5,345	6,362
Segment net income	(3,246)	(5,275)
Identifiable assets	42,263	46,167
Capital expenditures	448	221
Depreciation and amortization	155	247
Interest income and (expense)	(121)	(596)
Income tax expense (benefit)	(667)	(592)
Other
Revenues	—	—
Segment net income	—	—
Identifiable assets	537	414
Capital expenditures	—	—
Depreciation and amortization	—	—
Interest income and (expense)	—	—
Income tax expense (benefit)	—	—
Consolidated
Revenues	56,100	56,062
Segment net income	7,802	9,299
Identifiable assets	1,301,694	1,185,325
Capital expenditures	15,245	10,771
Depreciation and amortization	12,952	13,803
Interest income and (expense)	(10,275)	(9,342)
Income tax expense (benefit)	(7,198)	(6,181)

        The Company has changed its method to allocate costs between the FPSO segment and the SPM segment as of January 1, 2003. The comparative figures have not been adjusted for this new allocation method.

8      Operations Expenses

        Operations expenses are as follows:

	For the three months ended March 31,
	2003	2002
	(in U.S.$ thousands)
SPM contracts	8,614	10,548
FPSO contracts	20,800	16,616

	29,414	27,164

9      Other Comprehensive Income

        Other comprehensive income is as follows:

	For the three months ended March 31,
	2003	2002
	(in U.S.$ thousands)
Decrease in fair value of cash flow hedges	1,095	749
Tax effect	(384)	—
Translation result	46	(118)

	757	631

10    Income Taxes

        Effective January 1, 2000, Bluewater entered into an internal restructuring process. In connection therewith, the economic interests in most of the assets and liabilities of certain non Dutch consolidated group companies (the "selling companies") were sold to the Company, while legal title to the assets and liabilities transferred remained with the selling entities. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. The sales of these economic interests resulted for income taxes purposes only in intercompany profits at the level of the selling companies and the creation of a corresponding amount of goodwill and intercompany indebtedness at the level of the Company. Although extensive discussions were held with the tax authorities on the tax structure of Bluewater and the internal restructuring, Bluewater's tax structure and the tax consequences of the internal restructuring became subject to a tax audit and remain subject to further review by the tax authorities.

        In May 2002, the Company received a draft audit report from the Dutch tax authorities. The draft tax audit report included certain proposed factual findings relating to the issue of whether our non-Dutch group companies are residents of the Netherlands for Dutch tax purposes or have a taxable presence in the Netherlands. The draft audit report, which does not present a final determination by the Dutch tax authorities, states that it was issued for discussion purposes. On the basis of the draft tax report, the Dutch tax authorities assessed, in June 2002, additional taxes with respect to a Dutch group member for its 1998 and 1999 tax years and assessed, in November 2002, additional taxes with respect to certain non-Dutch group members for their 1997 and 1999 tax years. The total amount of these assessments, including interest, is €52.9 million (U.S.$55.5 million as of December 31, 2002 and U.S.$57.7 million as of March 31, 2003), consisting of €12.0 million (U.S.$12.6 million as of December 31, 2002 and U.S.$13.1 million as of March 31, 2003) for the 1997 tax year, €16.0 million

(U.S.$16.8 million as of December 31, 2002 and U.S.$17.4 million as of March 31, 2003) for the 1998 tax year and €24.9 million (U.S.$26.1 million as of December 31, 2002 and U.S.$27.1 million as of March 31, 2003) for the 1999 tax year. The Company is in discussions with the Dutch tax authorities regarding these taxes and is vigorously contesting their assessment. The Company believes that the findings of fact and the relevant legal and regulatory interpretations upon which the Dutch tax authorities' position is based are incomplete and incorrect, and that the assessment of such additional taxes is contrary to certain favorable tax rulings which it has received from them. The Company also believes that, even the methodology used by the Dutch tax authorities in formulating the assessments were accepted as correct (which the Company does not), the assessments contain a double- counting of certain taxes (estimated at €7.0 million) (U.S.$7.3 million as of December 31, 2002 and U.S.$7.6 million as of March 31, 2003) and that, even assuming the methodology used by the Dutch tax authorities in formulating the assessments were accepted as correct (which the Company does not), the total amount of the assessments, including interest, should not exceed €45.9 million (U.S.$48.2 million as of December 31, 2002 and U.S.$50.0 million as of March 31, 2003). In any event, the Company believes that any assessment of additional taxes is incorrect, and that it is likely that it will prevail on the merits in any final determination of the assessments. Accordingly, the Company intends to continue to contest vigorously the imposition of any additional taxes and, if necessary, to seek administrative and judicial review of the assessment. Administrative and judicial review of the assessment in the Netherlands would likely take several years. The Company intends to withhold payment of such taxes pending final resolution of the issue. Although the Company has no assurance, however, that the relevant issue will ultimately be resolved in its favor, the Company believes that it is not probable that additional Dutch income taxes will be payable for the 1997, 1998 and 1999 tax years, and, accordingly, the Company did not accrue for the aforementioned tax assessments in these unaudited condensed consolidated financial statements.

        In connection with the draft tax audit report, the Company is also in discussions with the Dutch tax authorities concerning its internal restructuring. In the course of such discussions, the Dutch tax authorities have confirmed to the Company that they will not seek to any capital gain that may be associated with the sale of relevant economic interests in connection with the Company's internal restructuring, but instead will focus their analysis only on the amount of goodwill and deductible interest related to the internal restructuring and the percentage of goodwill and deductible interest from the Company's internal restructuring that should ultimately be attributed to the Company's non-Dutch activities. The outcome of such discussions could limit the Company's ability to take advantage of future tax savings associated with its internal restructuring by limiting the amount of goodwill that the Company may amortize and the amount of interest it may deduct for tax purposes in future periods. However, based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, the Company estimates that it is currently probable that it will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$768.0 million of interest-bearing intercompany debt in connection with its internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes. In addition, in December 2001, U.S.$379.5 million of the intercompany indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that the Company may take advantage of in subsequent periods. Notwithstanding the Company's current estimate, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on the Company's actual tax position, because any such definitive quantification depends on a number of future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in any possible future challenge to the Company's internal restructuring, as well as the outcome of any relevant proceedings.

11    Subsequent Events

        In April 2003, the Company issued U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary Bluewater Finance Limited to investors in Europe and the United States at a price of 100.5% of the aggregate principal amount plus accrued interest from and including February 15, 2003 to but excluding the issue date. The Company used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003, to but excluding the issue date, of the 10 1/4% Senior Notes due 2012 to repay approximately U.S.$73.4 million of indebtedness outstanding under its replacement credit facility and to pay an estimated U.S.$2.0 million of costs relating to the issuance.

        To reduce the interest expense relating to the 10 1/4% Senior Notes due 2012, the Company entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled the Company to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that was payable on an equal amount of indebtedness. On May 27, 2003, the Company cancelled the swap transaction. Under the swap, prior to the cancellation, the Company received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin of 5.91% over LIBOR. The Company received U.S.$7.6 million on May 30, 2003, which represented its net gain prior to the cancellation under the swap transaction. The Company expects to use this payment to repay outstanding indebtedness under its replacement credit facility.

        From time to time, the Company is required to make capital expenditures in respect of its FPSOs and its SPM development projects. The Company's current commitments for these expenditures, and the majority of its expected expenditures for 2003, relate to modifications that it has been required to make to the Glas Dowr's topsides and mooring system and work that it has been required to perform at the Sable Field to prepare the Glas Dowr for its redeployment to the location. Due to an unanticipated increase in the scope and complexity of the vessel modifications, labor unrest and difficulties with project management on the part of the construction yard where the work was being performed, the project has consistently experienced delays and cost overruns.

        While the Company has successfully implemented a number of measures to remedy these problems, it has recently experienced further delays associated with the commissioning of the newly installed gas compression modules on board the vessel, further complicated by adverse weather conditions during the installation and commissioning, which have extended the timeframe for final on-site preparation of the vessel for full operation. The Company now expects the vessel to achieve first oil in August 2003, as compared to its previous forecast of end-June 2003.

        The delay in the expected first oil date and additional work on the gas compression facilities, along with increased insurance costs and negative movements of the U.S. dollar against the South African rand (the currency in which the Company is contractually obligated to reimburse the construction yard for project expenditures), have lead to an upward revision in its estimate of the costs of the vessel modifications and subsea work, excluding financing costs, from its estimate in April 2003 of approximately U.S.$170.0 million to approximately U.S.$195.7 million. Of this amount, U.S.$50.4 million is reimbursable by PetroSA.

        As of March 31, 2003, the Company had expended approximately U.S.$126.9 million on the vessel modifications and approximately U.S.$31.2 million on developing the subsea infrastructure, and it had received approximately U.S.$31.2 million in milestone payments from PetroSA for the completion of certain subsea work. Based upon its estimates, the Company believes that it has approximately U.S.$37.6 million in remaining commitments for expenditures relating to the project as of that date. The Company expects to fund U.S.$19.2 million of the expenditures with milestone payments that it will receive from PetroSA for remaining subsea work and to fund the remaining expenditures with borrowings under its replacement credit facility. The Company does not expect the delays or budgetary overruns to otherwise materially affect its liquidity or capital resources.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not offering the new notes in any jurisdiction where the offer is not permitted. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.

Bluewater Finance Limited

Offer to Exchange All Outstanding Unregistered
10 1/4% Senior Notes due 2012

Fully and Unconditionally Guaranteed on a Senior Subordinated Basis
by Aurelia Energy N.V. and its Subsidiaries
(U.S.$75,000,000 aggregate principal amount outstanding)
for Registered

10 1/4% Senior Notes due 2012
Fully and Unconditionally Guaranteed on a Senior Subordinated Basis
by Aurelia Energy N.V. and its Subsidiaries

PROSPECTUS

We have not authorized anyone to give you any information or to make any representations about the transactions we discuss in this prospectus other than those contained herein. If you are given any information or representations about these matters that is or are not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus or the securities offered hereby does not, under any circumstances, mean that there has not been a change in our affairs since the date hereof. It also does not mean that the information in this prospectus is correct after this date.

Merrill Corporation Ltd, London
03LON1776

QuickLinks

The date of this Prospectus Supplement is August 28, 2003.
TABLE OF CONTENTS
CERTAIN DEFINITIONS
FORWARD-LOOKING STATEMENTS
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AURELIA ENERGY N.V. UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AURELIA ENERGY N.V. UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AURELIA ENERGY N.V. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AURELIA ENERGY N.V. UNAUDITED INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENT
AURELIA ENERGY N.V. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS AND THREE MONTHS ENDED JUNE 30, 2003 AND 2002
UNAUDITED OTHER FINANCIAL DATA AND RATIOS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The date of this prospectus is July 3, 2003.
TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
CERTAIN DEFINITIONS
FORWARD-LOOKING STATEMENTS
INDUSTRY DATA
ENFORCEMENT OF JUDGMENTS
PRESENTATION OF FINANCIAL INFORMATION
PROSPECTUS SUMMARY
THE COMPANY
STRENGTHS
STRATEGY
THE ISSUER
THE GUARANTORS
ORGANIZATIONAL STRUCTURE
THE EXCHANGE OFFER
TERMS OF THE NEW NOTES
SUMMARY FINANCIAL INFORMATION
RISK FACTORS
AURELIA ENERGY N.V. AND ITS SUBSIDIARIES
OFFERING OF THE OUTSTANDING NOTES
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY OVERVIEW
BUSINESS
MANAGEMENT
PRINCIPAL SHAREHOLDER
CERTAIN RELATED PARTY TRANSACTIONS
DESCRIPTION OF CERTAIN FINANCING ARRANGEMENTS
THE EXCHANGE OFFER
DESCRIPTION OF THE NOTES
REGISTRATION RIGHTS AGREEMENT
BOOK ENTRY; DELIVERY AND FORM
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
GENERAL INFORMATION
GLOSSARY
INDEX TO FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
Aurelia Energy N.V. Consolidated Balance Sheets
Aurelia Energy N.V. Consolidated Balance Sheets
Aurelia Energy N.V. Consolidated Statements of Income
Aurelia Energy N.V. Consolidated Statements of Changes in Shareholder's Equity
Aurelia Energy N.V. Consolidated Statements of Cash Flows
Aurelia Energy N.V. Notes to Consolidated Financial Statements at December 31, 2002, 2001 and 2000 (all amounts in U.S.$ thousands, except share and per share amounts)
Aurelia Energy N.V. Unaudited Interim Condensed Consolidated Balance Sheets
Aurelia Energy N.V. Unaudited Interim Condensed Consolidated Balance Sheets
Aurelia Energy N.V. Unaudited Interim Condensed Consolidated Statements of Income
Aurelia Energy N.V. Unaudited Interim Condensed Consolidated Cash Flow Statements
Aurelia Energy N.V. Notes to Unaudited Interim Condensed Consolidated Financial Statements For the three months ended March 31, 2003 and 2002